



BNP PARIBAS | The bank for a changing world

CONSOLIDATED FINANCIAL STATEMENTS

Year ended 31 December 2008

CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2008	**4**
BALANCE SHEET AT 31 DECEMBER 2008	**5**
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY BETWEEN 1 JAN. 2007 AND 31 DEC. 2008	**6**
STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2008	**7**

NOTES TO THE FINANCIAL STATEMENTS

1.	**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES APPLIED BY THE BNP PARIBAS GROUP**	**8**
1.a	Applicable accounting standards	8
1.b	Consolidation	8
1.c	Financial assets and financial liabilities	11
1.d	Accounting standards specific to insurance business	23
1.e	Property, plant and equipment and intangible assets	24
1.f	Leases	26
1.g	Non-current assets held for sale and discontinued operations	27
1.h	Employee benefits	27
1.i	Share-based payment	29
1.j	Provisions recorded under liabilities	30
1.k	Current and deferred taxes	30
1.l	Statement of cash flows	31
1.m	Use of estimates in the preparation of the Financial Statements	31
2.	**NOTES TO THE PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2008**	**32**
2.a	Net interest income	32
2.b	Commission income and expense	33
2.c	Net gain/loss on financial instruments at fair value through profit or loss	33
2.d	Net gain/loss on available-for-sale financial assets	34
2.e	Net income from other activities	35
2.f	Cost of risk	36
2.g	Corporate income tax	37
3.	**SEGMENT INFORMATION**	**38**
4.	**RISK MANAGEMENT AND CAPITAL ADEQUACY**	**41**
4.a	Risk management organisation	41
4.b	Risk categories	42
4.c	Risk management and capital adequacy	52
4.d	Credit and counterparty risk	55
4.e	Market risk	72
4.f	Operational risk	84
4.g	Compliance and reputation risks	89
4.h	Liquidity and refinancing risk	90
4.i	Insurance risks	93
4.j	Extension of the financial crisis started in the second half of 2007 into 2008	96

5.	**NOTES TO THE BALANCE SHEET AT 31 DECEMBER 2008**	**99**
	5.a Financial assets, financial liabilities and derivatives at fair value through profit or loss	99
	5.b Derivatives used for hedging purposes	104
	5.c Available-for-sale financial assets	105
	5.d Interbank and money-market items	106
	5.e Customer items	107
	5.f Debt securities and subordinated debt	108
	5.g Held-to-maturity financial assets	110
	5.h Current and deferred taxes	111
	5.i Accrued income/expense and other assets/liabilities	112
	5.j Investments in associates	113
	5.k Property, plant and equipment and intangible assets used in operations, investment property	114
	5.l Goodwill	115
	5.m Technical reserves of insurance companies	116
	5.n Provisions for contingencies and charges	117
6.	**FINANCING COMMITMENTS AND GUARANTEE COMMITMENTS**	**118**
	6.a Financing commitments	118
	6.b Guarantee commitments	118
7.	**SALARIES AND EMPLOYEE BENEFITS**	**120**
	7.a Salary and employee benefit expenses	120
	7.b Employee benefit obligations	120
	7.c Share-based payment	125
8.	**ADDITIONAL INFORMATION**	**131**
	8.a Changes in share capital and earnings per share	131
	8.b Scope of consolidation	138
	8.c Business combinations	162
	8.d Remuneration and benefits awarded to the Group's corporate officers	166
	8.e Related parties	175
	8.f Balance sheet by maturity	177
	8.g Fair value of financial instruments carried at amortised cost	178
	8.h Contingent liabilities: legal proceeding and arbitration	180
	8.i Fees paid to the Statutory Auditors	181

CONSOLIDATED FINANCIAL STATEMENTS

Prepared in accordance with International Financial Reporting Standards as adopted by the European Union

The consolidated financial statements of the BNP Paribas Group are presented for the years ended 31 December 2008 and 31 December 2007. In accordance with Article 20.1 of Annex I of European Commission Regulation (EC) 809/2004, the consolidated financial statements for 2006 are provided in the registration document filed with the Autorité des marches financiers on 13 March 2008 under number D.08-0108.

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2008

In millions of euros	Note	Year to 31 Dec. 2008	Year to 31 Dec. 2007
Interest income	2.a	58,839	59,141
Interest expense	2.a	(45,341)	(49,433)
Commission income	2.b	10,713	10,721
Commission expense	2.b	(4,854)	(4,399)
Net gain/loss on financial instruments at fair value through profit or loss	2.c	2,693	7,843
Net gain/loss on available-for-sale financial assets	2.d	464	2,507
Income from other activities	2.e	20,273	22,601
Expense on other activities	2.e	(15,411)	(17,944)
REVENUES		**27,376**	**31,037**
Operating expense		(17,324)	(17,773)
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	5.k	(1,076)	(991)
GROSS OPERATING INCOME		**8,976**	**12,273**
Cost of risk	2.f	(5,752)	(1,725)
OPERATING INCOME		**3,224**	**10,548**
Share of earnings of associates		217	358
Net gain on non-current assets		481	153
Change in value of goodwill		2	(1)
PRE-TAX NET INCOME		**3,924**	**11,058**
Corporate income tax	2.g	(472)	(2,747)
NET INCOME		**3,452**	**8,311**
Net income attributable to minority interests		431	489
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS		**3,021**	**7,822**
Basic earnings per share	8.a	3.07	8.49
Diluted earnings per share	8.a	3.06	8.42

BALANCE SHEET AT 31 DECEMBER 2008

In millions of euros	Note	31 December 2008	31 December 2007
ASSETS			
Cash and amounts due from central banks and post office banks		39,219	18,542
Financial assets at fair value through profit or loss	5.a	1,192,271	931,706
Derivatives used for hedging purposes	5.b	4,555	2,154
Available-for-sale financial assets	5.c	130,725	112,594
Loans and receivables due from credit institutions	5.d	69,153	71,116
Loans and receivables due from customers	5.e	494,401	445,103
Remeasurement adjustment on interest-rate risk hedged portfolios		2,541	(264)
Held-to-maturity financial assets	5.g	14,076	14,808
Current and deferred tax assets	5.h	6,055	2,965
Accrued income and other assets	5.i	82,457	60,608
Investments in associates	5.j	2,643	3,333
Investment property	5.k	9,920	6,693
Property, plant and equipment	5.k	14,807	13,165
Intangible assets	5.k	1,810	1,687
Goodwill	5.l	10,918	10,244
TOTAL ASSETS		**2,075,551**	**1,694,454**
LIABILITIES			
Due to central banks and post office banks		1,047	1,724
Financial liabilities at fair value through profit or loss	5.a	1,054,802	796,125
Derivatives used for hedging purposes	5.b	6,172	1,261
Due to credit institutions	5.d	186,187	170,182
Due to customers	5.e	413,955	346,704
Debt securities	5.f	157,508	141,056
Remeasurement adjustment on interest-rate risk hedged portfolios		282	20
Current and deferred tax liabilities	5.h	3,971	2,475
Accrued expenses and other liabilities	5.i	83,434	58,815
Technical reserves of insurance companies	5.m	86,514	93,320
Provisions for contingencies and charges	5.n	4,388	4,738
Subordinated debt	5.f	18,323	18,641
TOTAL LIABILITIES		**2,016,583**	**1,635,061**
CONSOLIDATED EQUITY			
Share capital and additional paid-in capital		*13,828*	*13,472*
Retained earnings		*37,909*	*29,233*
Net income for the period attributable to shareholders		*3,021*	*7,822*
		54,758	50,527
Unrealised or deferred gains and losses attributable to shareholders		(1,530)	3,272
Shareholders' equity		**53,228**	**53,799**
Retained earnings and net income for the period attributable to minority		6,179	5,712
Unrealised or deferred gains and losses attributable to minority interests		(439)	(118)
Total minority interests		**5,740**	**5,594**
Total consolidated equity		**58,968**	**59,393**
TOTAL LIABILITIES AND EQUITY		**2,075,551**	**1,694,454**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY BETWEEN 1 JAN. 2007 AND 31 DEC. 2008

• Capital and retained earnings

In millions of euros	Shareholders' equity					
	Share capital and additional paid-in capital	Elimination of own equity instruments	Undated Super Subordinated Notes	Retained earnings and net income for the period	Total shareholders' equity	Minority interests
Capital and retained earnings at 31 December 2006	15,589	(1,786)	4,447	26,237	44,487	5,351
Appropriation of net income for 2006				(2,801)	(2,801)	(164)
Increase in share capital and issue	281		2,296		2,577	
Reduction in share capital and redemption	(2,428)	2,428			-	(891)
Movements in own equity instruments		(1,236)		(1)	(1,237)	
Share-based payment plans		(25)		51	26	
Dividends on preferred shares and Undated Super Subordinated Notes				(176)	(176)	(150)
Interim dividends paid out of net income for the period					-	(42)
Additional impact of the acquisition of Banca Nazionale del Lavoro				(134)	(134)	
Other transactions carried out with minority interests	18			(21)	(3)	1,112
Other movements	12			(46)	(34)	7
Net income for 2007				7,822	7,822	489
Capital and retained earnings at 31 December 2007	13,472	(619)	6,743	30,931	50,527	5,712
Appropriation of net income for 2007				(3,016)	(3,016)	(193)
Increase in share capital and issue	356		3,800		4,156	
Movements in own equity instruments		270	(22)	(37)	211	
Share-based payment plans		48		74	122	
Dividends on preferred shares				(232)	(232)	(185)
Interim dividends paid out of net income for the period				-	-	(80)
Other transactions carried out with minority interests				(23)	(23)	496
Other movements				(8)	(8)	(2)
Net income for 2008				3,021	3,021	431
Capital and retained earnings at 31 December 2008	13,828	(301)	10,521	30,710	54,758	6,179

• Unrealised or deferred gains and losses

In millions of euros	Shareholders' equity				
	Cumulative translation adjustment	Available-for-sale reserve	Hedging reserve	Total shareholders' equity	Minority interests
Unrealised or deferred gains and losses at 31 December 2006	(298)	5,431	(108)	5,025	(39)
Changes in fair value of financial instruments through shareholders' equity		252	173	425	16
Changes in fair value of financial instruments through profit or loss		(1,330)	(27)	(1,357)	-
Effect of movements in exchange rates	(924)			(924)	(95)
Share of changes in net assets of equity-accounted joint enterprises	(10)	69		59	
Other movements		44		44	
Unrealised or deferred gains and losses at 31 December 2007	(1,232)	4,466	38	3,272	(118)
Changes in fair value of financial instruments through shareholders' equity		(4,686)	723	(3,963)	(118)
Changes in fair value of financial instruments through profit or loss		(11)	(28)	(39)	-
Effect of movements in exchange rates	(434)			(434)	(203)
Share of changes in net assets of equity-accounted joint enterprises	(14)	(337)	(15)	(366)	
Unrealised or deferred gains and losses at 31 December 2008	(1,680)	(568)	718	(1,530)	(439)

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2008

In millions of euros	Note	Year to 31 Dec. 2008	Year to 31 Dec. 2007
Pre-tax net income		**3,924**	**11,058**
Non-monetary items included in pre-tax net income and other adjustments		**18,849**	**4,478**
Net depreciation/amortisation expense on property, plant and equipment and intangible assets		3,074	2,685
Impairment of goodwill and other non-current assets		12	1
Net addition to provisions		8,225	8,385
Share of earnings of associates		(217)	(358)
Net income from investing activities		(436)	(141)
Net income from financing activities		(114)	(750)
Other movements		8,305	(5,344)
Net increase (decrease) in cash related to assets and liabilities generated by operating activities		**7,301**	**(2,459)**
Net increase in cash related to transactions with credit institutions		8,204	32,022
Net increase in cash related to transactions with customers		34,362	19,670
Net decrease in cash related to transactions involving other financial assets and liabilities		(30,127)	(49,782)
Net decrease in cash related to transactions involving non-financial assets and liabilities		(3,452)	(2,475)
Taxes paid		(1,686)	(1,894)
NET INCREASE IN CASH AND EQUIVALENTS GENERATED BY OPERATING ACTIVITIES		**30,074**	**13,077**
Net increase (decrease) in cash related to acquisitions and disposals of consolidated entities	8.c	2,760	(1,210)
Net decrease related to property, plant and equipment and intangible assets		(1,413)	(1,383)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS RELATED TO INVESTING ACTIVITIES		**1,347**	**(2,593)**
Decrease in cash and equivalents related to transactions with shareholders		(3,046)	(2,938)
Increases in cash and equivalents generated by other financing activities		(9,709)	1,066
NET DECREASE IN CASH AND EQUIVALENTS RELATED TO FINANCING ACTIVITIES		**(12,755)**	**(1,872)**
EFFECT OF MOVEMENT IN EXCHANGE RATES ON CASH AND EQUIVALENTS		**257**	**(648)**
NET INCREASE IN CASH AND EQUIVALENTS		**18,923**	**7,964**
Balance of cash and equivalent accounts at the start of the period		**24,038**	**16,074**
Cash and amounts due from central banks and post office banks		18,542	9,642
Due to central banks and post office banks		(1,724)	(939)
Demand deposits with credit institutions	5.d	15,497	15,230
Demand loans from credit institutions	5.d	(8,165)	(7,892)
Deduction of receivables and accrued interest on cash and equivalents		(112)	33
Balance of cash and equivalent accounts at the end of the period		**42,961**	**24,038**
Cash and amounts due from central banks and post office banks		39,219	18,542
Due to central banks and post office banks		(1,047)	(1,724)
Demand deposits with credit institutions	5.d	13,514	15,497
Demand loans from credit institutions	5.d	(8,673)	(8,165)
Deduction of receivables and accrued interest on cash and equivalents		(52)	(112)
NET INCREASE IN CASH AND EQUIVALENTS		**18,923**	**7,964**

NOTES TO THE FINANCIAL STATEMENTS

Prepared in accordance with International Financial Reporting Standards as adopted by the European Union

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES APPLIED BY THE BNP PARIBAS GROUP

1.a APPLICABLE ACCOUNTING STANDARDS

International Financial Reporting Standards (IFRS) were applied to the consolidated financial statements from 1 January 2005 (the date of first-time adoption) in accordance with the requirements of IFRS 1 "First-time Adoption of International Financial Reporting Standards" and of other IFRS, based on the version and interpretations of standards adopted within the European Union[1], and excluding therefore certain provisions of IAS 39 on hedge accounting.

In the fourth quarter of 2008 the Group applied the amendments to IAS 39 and IFRS 7 adopted by the European Union on 15 October 2008 concerning the reclassification of financial assets. The effect of this change is discussed in Note 5.a, "Financial assets, financial liabilities, and derivatives at fair value through profit or loss."

The Group did not choose to early-adopt the new standards, amendments, and interpretations adopted by the European Union and whose application in 2008 was optional, including in particular IFRS 8, "Operating Segments." The impact of IFRS 8 on the segment information reported in the notes to the financial statements is not expected to be significant.

1.b CONSOLIDATION

1.b.1 SCOPE OF CONSOLIDATION

The consolidated financial statements of BNP Paribas include all entities under the exclusive or joint control of the Group or over which the Group exercises significant influence, with the exception of those entities whose consolidation is regarded as immaterial to the Group. The consolidation of an entity is regarded as immaterial if it fails to meet any of the following thresholds: a contribution of more than EUR 8 million to consolidated Revenues, more than EUR 1 million to consolidated gross operating income or net income before tax, or more than EUR 40 million to total consolidated assets. Companies that hold shares in consolidated companies are also consolidated.

Subsidiaries are consolidated from the date on which the Group obtains effective control. Entities under temporary control are included in the consolidated financial statements until the date of disposal.

The Group also consolidates special purpose entities (SPEs) formed specifically to manage a transaction or a group of transactions with similar characteristics, even where the Group has no equity interest in the entity, provided that the substance of the relationship indicates that the Group exercises control as assessed by reference to the following criteria:

[1] The full set of standards adopted for use in the European Union can be consulted on the website of the European Commission at: http://ec.europa.eu/internal_market/accounting/ias_en.htm#adopted-commission

- the activities of the SPE are being conducted exclusively on behalf of the Group, such that the Group obtains benefits from those activities;
- the Group has the decision-making and management powers to obtain the majority of the benefits of the ordinary activities of the SPE (as evidenced, for example, by the power to dissolve the SPE, to amend its bylaws, or to exercise a formal veto over amendments to its bylaws);
- the Group has the ability to obtain the majority of the benefits of the SPE, and therefore may be exposed to risks incident to the activities of the SPE. These benefits may be in the form of rights to some or all of the SPE's earnings (calculated on an annual basis), to a share of its net assets, to benefit from one or more assets, or to receive the majority of the residual assets in the event of liquidation;
- the Group retains the majority of the risks taken by the SPE in order to obtain benefits from its activities. This would apply, for example, if the Group remains exposed to the initial losses on a portfolio of assets held by the SPE.

1.b.2 CONSOLIDATION METHODS

Enterprises under the exclusive control of the Group are fully consolidated. The Group has exclusive control over an enterprise where it is in a position to govern the financial and operating policies of the enterprise so as to obtain benefits from its activities. Exclusive control is presumed to exist when the BNP Paribas Group owns, directly or indirectly, more than half of the voting rights of an enterprise. It also exists when the Group has power to govern the financial and operating policies of the enterprise under an agreement; to appoint or remove the majority of the members of the Board of Directors or equivalent governing body; or to cast the majority of votes at meetings of the Board of Directors or equivalent governing body.

Currently exercisable or convertible potential voting rights are taken into account when determining the percentage of control held.

Jointly-controlled companies are consolidated by the proportional method. The Group exercises joint control when, under a contractual arrangement, strategic financial and operating decisions require the unanimous consent of the parties that share control.

Enterprises over which the Group exercises significant influence (associates) are accounted for by the equity method. Significant influence is the power to participate in the financial and operating policy decision-making of an enterprise without exercising control. Significant influence is presumed to exist when the Group holds, directly or indirectly, 20% or more of the voting power of an enterprise. Interests of less than 20% are excluded from consolidation unless they represent a strategic investment and the Group effectively exercises significant influence. This applies to companies developed in partnership with other groups, where the BNP Paribas Group participates in the strategic decision-making of the enterprise through representation on the Board of Directors or equivalent governing body, exercises influence over the enterprise's operational management by supplying management systems or decision-making tools, and provides technical assistance to support the enterprise's development.

Changes in the net assets of associates (companies accounted for under the equity method) are recognised in "Investments in associates" on the assets side of the balance sheet, and in the relevant component of shareholders' equity. Goodwill on associates is also included in "Investments in associates".

If the Group's share of losses of an associate equals or exceeds the carrying amount of its investment in the associate, the Group discontinues including its share of further losses. The investment is reported at nil value. Additional losses of the associate are provided for only to the extent that the Group has a legal or constructive obligation to do so, or has made payments on behalf of the associate.

Minority interests are presented separately in the consolidated profit and loss account and balance sheet. The calculation of minority interests takes account of outstanding cumulative preferred shares classified as equity instruments and issued by subsidiaries, when such shares are held outside the Group.

Realised gains and losses on investments in consolidated undertakings are recognised in the profit and loss account under "Net gain on non-current assets".

1.b.3 CONSOLIDATION PROCEDURES

The consolidated financial statements are prepared using uniform accounting policies for reporting like transactions and other events in similar circumstances.

- Elimination of intragroup balances and transactions

Intragroup balances arising from transactions between consolidated enterprises, and the transactions themselves (including income, expenses and dividends), are eliminated. Profits and losses arising from intragroup sales of assets are eliminated, except where there is an indication that the asset sold is impaired. Unrealised gains and losses included in the value of available-for-sale assets are maintained in the consolidated financial statements.

- Translation of financial statements expressed in foreign currencies

The consolidated financial statements of BNP Paribas are prepared in euros.

The financial statements of enterprises whose functional currency is not the euro are translated using the closing rate method. Under this method, all assets and liabilities, both monetary and non-monetary, are translated using the spot exchange rate at the balance sheet date. Income and expense items are translated at the average rate for the period.

The same method is applied to the financial statements of enterprises located in hyperinflationary economies, after adjusting for the effects of inflation by applying a general price index.

Differences arising on the translation of balance sheet items and profit and loss items are recorded in shareholders' equity under "Cumulative translation adjustment" for the portion attributable to shareholders, and in "Minority interests" for the portion attributable to outside investors. Under the optional treatment permitted by IFRS 1, the Group has reset at zero, by transfer to retained earnings, all cumulative translation differences attributable to shareholders and to minority interests in the opening balance sheet at 1 January 2004.

On liquidation or disposal of some or all of the interest held in a foreign enterprise, the portion of the cumulative translation adjustment recorded in shareholders' equity in respect of the interest liquidated or disposed of is recognised in the profit and loss account.

1.b.4 BUSINESS COMBINATIONS AND MEASUREMENT OF GOODWILL

- Business combinations

Business combinations are accounted for by the purchase method. Under this method, the acquiree's identifiable assets, liabilities and contingent liabilities that meet the IFRS recognition criteria are measured at fair value at the acquisition date except for non-current assets classified as assets held for sale, which are accounted for at fair value less costs to sell. The Group may recognise any adjustments to the provisional accounting within 12 months of the acquisition date.

The cost of a business combination is the fair value, at the date of exchange, of assets given, liabilities assumed, and equity instruments issued to obtain control of the acquiree, plus any costs directly attributable to the combination.

Goodwill represents the difference between the cost of the combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the acquisition date. Positive goodwill is recognised in the acquirer's balance sheet, while badwill is recognised immediately in profit or loss, on the acquisition date.

Goodwill is recognised in the functional currency of the acquiree and translated at the closing exchange rate.

The BNP Paribas Group tests goodwill for impairment on a regular basis.

As permitted under IFRS 1, business combinations that took place before 1 January 2004 and were recorded in accordance with the previously applicable accounting standards (French GAAP), have not been restated in accordance with the principles set out above.

- Cash-generating units

The BNP Paribas Group has split all its activities into cash-generating units[2], representing major business lines. This split is consistent with the Group's organisational structure and management methods, and reflects the independence of each unit in terms of results and management approach. It is reviewed on a regular basis in order to take account of events likely to affect the composition of cash-generating units, such as acquisitions, disposals and major reorganisations.

- Testing cash-generating units for impairment

Goodwill allocated to cash-generating units is tested for impairment annually and whenever there is an indication that a unit may be impaired, by comparing the carrying amount of the unit with its recoverable amount. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognised, and the goodwill is written down by the excess of the carrying amount of the unit over its recoverable amount.

- Recoverable amount of a cash-generating unit

The recoverable amount of a cash-generating unit is the higher of the fair value of the unit and its value in use.

Fair value is the price that would be obtained from selling the unit at the market conditions prevailing at the date of measurement, as determined mainly by reference to actual prices of recent transactions involving similar entities or on the basis of stock market multiples for comparable companies.

Value in use is based on an estimate of the future cash flows to be generated by the cash-generating unit, derived from the annual forecasts prepared by the unit's management and approved by Group Executive Management, and from analyses of changes in the relative positioning of the unit's activities on their market. These cash flows are discounted at a rate that reflects the return that investors would require from an investment in the business sector and region involved.

1.c FINANCIAL ASSETS AND FINANCIAL LIABILITIES

1.c.1 LOANS AND RECEIVABLES

Loans and receivables include credit provided by the Group, the Group's share in syndicated loans, and purchased loans that are not quoted in an active market, unless they are held for trading purposes. Loans that are quoted in an active market are classified as "Available-for-sale financial assets" and measured using the methods applicable to this category.

[2] As defined by IAS 36.

Loans and receivables are initially measured at fair value, which is usually the net amount disbursed at inception including directly attributable origination costs and certain types of fees or commission (syndication commission, commitment fees and handling charges) that are regarded as an adjustment to the effective interest rate on the loan.

Loans and receivables are subsequently measured at amortised cost. The income from the loan, representing interest plus transaction costs and fees/commission included in the initial value of the loan, is calculated using the effective interest method and taken to profit or loss over the life of the loan.

Commission earned on financing commitments prior to the inception of a loan is deferred and included in the value of the loan when the loan is made.

Commission earned on financing commitments where the probability of drawdown is low, or there is uncertainty as to the timing and amount of drawdowns, is recognised on a straight-line basis over the life of the commitment.

1.c.2 REGULATED SAVINGS AND LOAN CONTRACTS

Home savings accounts (*Comptes Épargne-Logement* – "CEL") and home savings plans *(Plans d'Épargne Logement* – "PEL") are government-regulated retail products sold in France. They combine a savings phase and a loan phase which are inseparable, with the loan phase contingent upon the savings phase.

These products contain two types of obligation for BNP Paribas: (i) an obligation to pay interest on the savings for an indefinite period, at a rate set by the government on inception of the contract (in the case of PEL products) or at a rate reset every six months using an indexation formula set by law (in the case of CEL products); and (ii) an obligation to lend to the customer (at the customer's option) an amount contingent upon the rights acquired during the savings phase, at a rate set on inception of the contract (in the case of PEL products) or at a rate contingent upon the savings phase (in the case of CEL products).

The Group's future obligations in respect of each generation (in the case of PEL products, a generation comprises all products with the same interest rate at inception; in the case of CEL products, all such products constitute a single generation) are measured by discounting potential future earnings from at-risk outstandings for that generation.

At-risk outstandings are estimated on the basis of a historical analysis of customer behaviour, and equate to:

- for the loan phase: statistically probable loan outstandings and actual loan outstandings;
- for the savings phase: the difference between statistically probable outstandings and minimum expected outstandings, with minimum expected outstandings being deemed equivalent to unconditional term deposits.

Earnings for future periods from the savings phase are estimated as the difference between (i) the reinvestment rate and (ii) the fixed savings interest rate on at-risk savings outstandings for the period in question. Earnings for future periods from the loan phase are estimated as the difference between (i) the refinancing rate and (ii) the fixed loan interest rate on at-risk loan outstandings for the period in question.

The reinvestment rate for savings and the refinancing rate for loans are derived from the swap yield curve and from the spreads expected on financial instruments of similar type and maturity. Spreads are determined on the basis of actual spreads on (i) fixed rate home loans in the case of the loan phase and (ii) euro-denominated life insurance products in the case of the savings phase. In order to reflect the uncertainty of future interest rate trends, and the impact of such trends on customer behaviour models and on at-risk outstandings, the obligations are estimated using the Monte Carlo method.

Where the sum of the Group's estimated future obligations in respect of the savings and loan phases of any generation of contracts indicates a potentially unfavourable situation for the Group, a provision is recognised (with no offset between generations) in the balance sheet in "Provisions for contingencies and charges". Movements in this provision are recognised as interest income in the profit and loss account.

1.c.3 SECURITIES

- Categories of securities

Securities held by the Group are classified in one of three categories.

- Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise:

- financial assets held for trading purposes;
- financial assets that the Group has opted, on initial recognition, to recognise and measure at fair value through profit or loss using the fair value option available under IAS 39. The conditions for applying the fair value option are set out in section 1.c.10.

Securities in this category are measured at fair value at the balance sheet date. Transaction costs are directly posted in the profit and loss account. Changes in fair value (excluding accrued interest on fixed-income securities) are presented in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss", along with dividends from variable-income securities and realised gains and losses on disposal.

Income earned on fixed-income securities classified in this category is shown under "Interest income" in the profit and loss account.

Fair value incorporates an assessment of the counterparty risk on these securities.

- Loans and receivables

Securities with fixed or determinable payments that are not traded on an active market, apart from securities for which the owner may not recover almost all of its initial investment due to reasons other than credit deterioration, are classified as "Loans and receivables" if they do not meet the criteria to be classified as "Financial assets at fair value through profit or loss." These securities are measured and recognised as described in section 1.c.1.

- Held-to-maturity financial assets

Held-to-maturity financial assets are investments with fixed or determinable payments and fixed maturity that the Group has the intention and ability to hold until maturity. Hedges contracted to cover assets in this category against interest rate risk do not qualify for hedge accounting as defined in IAS 39.

Assets in this category are accounted for at amortised cost using the effective interest method, which builds in amortisation of premium and discount (corresponding to the difference between the purchase price and redemption value of the asset) and incidental acquisition costs (where material). Income earned from this category of assets is included in "Interest income" in the profit and loss account.

- Available-for-sale financial assets

Available-for-sale financial assets are fixed-income and variable-income securities other than those classified as "fair value through profit or loss" or "held-to-maturity".

Assets included in the available-for-sale category are initially recorded at fair value plus transaction costs where material. At the balance sheet date, they are remeasured to fair value, with changes in fair value (excluding accrued interest) shown on a separate line in shareholders' equity, "Unrealised or deferred gains or losses". On disposal, these unrealised gains and losses are transferred from shareholders' equity to the profit and loss account, where they are shown on the line "Net gain/loss on available-for-sale financial assets".

Income recognised using the effective interest method derived from fixed-income available-for-sale securities is recorded in "Interest income" in the profit and loss account. Dividend income from variable-income securities is recognised in "Net gain/loss on available-for-sale financial assets" when the Group's right to receive payment is established.

- Repurchase agreements and securities lending/borrowing

Securities temporarily sold under repurchase agreements continue to be recorded in the Group's balance sheet in the category of securities to which they belong. The corresponding liability is recognised in the appropriate debt category in the balance sheet except in the case of repurchase agreements contracted for trading purposes, where the corresponding liability is classified in "Financial liabilities at fair value through profit or loss".

Securities temporarily acquired under reverse repurchase agreements are not recognised in the Group's balance sheet. The corresponding receivable is recognised in "Loans and receivables" except in the case of reverse repurchase agreements contracted for trading purposes, where the corresponding receivable is recognised in "Financial assets at fair value through profit or loss".

Securities lending transactions do not result in derecognition of the loaned securities, and securities borrowing transactions do not result in recognition of the borrowed securities in the balance sheet, except in cases where the borrowed securities are subsequently sold by the Group. In such cases, the obligation to deliver the borrowed securities on maturity is recognised in the balance sheet under "Financial liabilities at fair value through profit or loss".

- Date of recognition for securities transactions

Securities classified as at fair value through profit or loss, held-to-maturity or available-for-sale financial assets are recognised at the trade date.

Regardless of their classification (at fair value through profit or loss, loans and receivables or debt), temporary sales of securities as well as sales of borrowed securities are initially recognised at the settlement date.

Securities transactions are carried on the balance sheet until the Group's rights to receive the related cash flows expire, or until the Group has transferred substantially all the risks and rewards incident to ownership of the securities.

1.c.4 FOREIGN CURRENCY TRANSACTIONS

The methods used to account for assets and liabilities relating to foreign currency transactions entered into by the Group, and to measure the foreign exchange risk arising on such transactions, depends upon whether the asset or liability in question is classified as a monetary or a non-monetary item.

- Monetary assets and liabilities[3] expressed in foreign currencies

  Monetary assets and liabilities expressed in foreign currencies are translated into the functional currency of the relevant Group entity at the closing rate. Translation differences are recognised

[3] Monetary assets and liabilities are assets and liabilities to be received or paid in fixed or determinable amounts of cash.

in the profit and loss account, except for those arising on financial instruments designated as a cash flow hedge or a net foreign investment hedge, which are recognised in shareholders' equity.

- Non-monetary assets and liabilities expressed in foreign currencies

  Non-monetary assets may be measured either at historical cost or at fair value. Non-monetary assets expressed in foreign currencies are translated using the exchange rate at the date of the transaction if they are measured at historical cost, and at the closing rate if they are measured at fair value.

  Translation differences on non-monetary assets expressed in foreign currencies and measured at fair value (variable-income securities) are recognised in the profit and loss account if the asset is classified in "Financial assets at fair value through profit or loss", and in shareholders' equity if the asset is classified in "Available-for-sale financial assets", unless the financial asset in question is designated as an item hedged against foreign exchange risk in a fair value hedging relationship, in which case the translation difference is recognised in the profit and loss account.

1.c.5 IMPAIRMENT OF FINANCIAL ASSETS

- Impairment of loans and receivables and held-to-maturity financial assets, provisions for financing and guarantee commitments

An impairment loss is recognised against loans and held-to-maturity financial assets where (i) there is objective evidence of a decrease in value as a result of an event occurring after inception of the loan or acquisition of the asset; (ii) the event affects the amount or timing of future cash flows; and (iii) the consequences of the event can be measured reliably. Loans are assessed for evidence of impairment initially on an individual basis, and subsequently on a portfolio basis. Similar principles are applied to financing and guarantee commitments given by the Group, with the probability of drawdown taken into account in any assessment of financing commitments.

At individual level, objective evidence that a financial asset is impaired includes observable data about the following events:

- the existence of accounts more than three months past due (six months past due for real estate loans and loans to local authorities);
- knowledge or indications that the borrower is in significant financial difficulty, such that a risk can be considered to have arisen regardless of whether the borrower has missed any payments;
- concessions in respect of the credit terms granted to the borrower that the lender would not have considered had the borrower not been in financial difficulty.

The amount of the impairment is the difference between the carrying amount before impairment and the present value, discounted at the original effective interest rate of the asset, of those components (principal, interest, collateral, etc.) regarded as recoverable. Changes in the amount of impairment losses are taken to the profit and loss account under "Cost of risk". Any subsequent decrease in an impairment loss that can be related objectively to an event occurring after the impairment loss was recognised is credited to the profit and loss account, also under "Cost of risk". Once an asset has been impaired, the notional interest earned on the carrying amount of the asset (calculated at the original effective interest rate used to discount the estimated recoverable cash flows) is recognised in "Interest income" in the profit and loss account.

Impairment losses taken against loans and receivables are usually recorded in a separate provision account which reduces the amount for which the loan or receivable was recorded in assets upon initial recognition. Provisions relating to off-balance sheet financial instruments, financing and guarantee commitments or disputes are recognised in liabilities. Impaired receivables are written off in whole or in part and the corresponding provision reversed for the amount of the loss when all other means available to the Bank for recovering the receivables or guarantees have failed, or when all or part of the receivables has been waived.

Counterparties that are not individually impaired are risk-assessed on the basis of portfolios of loans with similar characteristics. This assessment draws upon an internal rating system based on historical data, adjusted as necessary to reflect circumstances prevailing at the balance sheet date. It enables the Group to identify groups of counterparties which, as a result of events occurring since inception of the loans, have collectively acquired a probability of default at maturity that provides objective evidence of impairment of the entire portfolio, but without it being possible at that stage to allocate the impairment to individual counterparties. This assessment also estimates the amount of the loss on the portfolios in question, taking account of trends in the economic cycle during the assessment period. Changes in the amount of portfolio impairments are taken to the profit and loss account under "Cost of risk".

Based on the experienced judgement of the Bank's divisions or Risk Management, the Group may recognise additional collective impairment provisions in respect of a given economic sector or geographic area affected by exceptional economic events. This may be the case when the consequences of these events cannot be measured with sufficient accuracy to adjust the parameters used to determine the collective provision recognised against affected portfolios of loans with similar characteristics.

- Impairment of available-for-sale financial assets

Impairment of available-for-sale financial assets (which mainly comprise securities) is recognised on an individual basis if there is objective evidence of impairment as a result of one or more events occurring since acquisition.

In the case of variable-income securities quoted in an active market, a significant (>20%) or prolonged decline in quoted price below the acquisition cost is regarded as an indication of impairment and prompts the Group to carry out a qualitative analysis. Where appropriate, the impairment loss is calculated based on the quoted price for the securities. The same applies if the value of a security falls by more than 30% over a 12-month period.

A similar quantitative and qualitative method is applied for unlisted variable-income securities.

In the case of fixed-income securities, impairment is assessed based on the same criteria as applied to individually impaired loans and receivables.

Impairment losses taken against variable-income securities are recognised as a component of Revenues on the line "Net gain/loss on available-for-sale financial assets", and may not be reversed through the profit and loss account until the securities in question are sold. Any subsequent decline in fair value constitutes an additional impairment loss, recognised in the profit and loss account.

Impairment losses taken against fixed-income securities are recognised in "Cost of risk", and may be reversed through the profit and loss account in the event of an increase in fair value that relates objectively to an event occurring after the last impairment was recognised.

1.c.6 RECLASSIFICATION OF FINANCIAL ASSETS

The only authorised reclassifications of financial assets are the following:

- For a non-derivative financial asset that is held for the purposes of selling it in the near-term, out of "Financial assets at fair value through profit or loss" and into:

- "Loans and receivables" if the asset meets the definition for this category and the Group has the intention and ability to hold the asset for the foreseeable future or until maturity; or
- Other categories only under rare circumstances where justified and provided that the reclassified assets meet the conditions applicable to the host portfolio.
    - - Out of "Available-for-sale financial assets" and into:
- "Loans and receivables" on the same conditions as set out above for "Financial assets at fair value through profit or loss;
- "Held-to-maturity financial assets," for assets that have a maturity, or "Financial assets at cost," for unlisted variable-income assets.

Financial assets are reclassified at fair value, or the value calculated by a model, on the reclassification date. Any derivatives embedded in the reclassified financial assets are recognised separately and changes in fair value are recognised through profit or loss.

After reclassification, assets are recognised according to the provisions applicable to the host portfolio. The transfer price on the reclassification date is deemed to be the initial cost of the asset for the purpose of determining any impairment.

In the event of reclassification from "available-for-sale financial assets" to another category, gains or losses previously recognised through equity are amortised to profit or loss over the residual life of the instrument using the effective interest rate method.

Any upward revisions to the estimated recoverable amounts are recognised through an adjustment to the effective interest rate as of the date on which the estimate is revised. Downward revisions are recognised through an adjustment to the financial asset's carrying amount.

1.c.7 ISSUES OF DEBT SECURITIES

Financial instruments issued by the Group are qualified as debt instruments if the Group company issuing the instruments has a contractual obligation to deliver cash or another financial asset to the holder of the instrument. The same applies if the Group may be obliged to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Group, or to deliver a variable number of the Group's own equity instruments.

Issues of debt securities are initially recognised at the issue value including transaction costs, and are subsequently measured at amortised cost using the effective interest method.

Bonds redeemable for or convertible into equity instruments of the Group are accounted for as hybrid instruments with a debt component and an equity component, determined on initial recognition.

1.c.8 OWN EQUITY INSTRUMENTS AND OWN EQUITY INSTRUMENT DERIVATIVES

The term "own equity instruments" refers to shares issued by the parent company (BNP Paribas SA) or by its fully consolidated subsidiaries.

Own equity instruments held by the Group, also known as treasury shares, are deducted from consolidated shareholders' equity irrespective of the purpose for which they are held. Gains and losses arising on such instruments are eliminated from the consolidated profit and loss account.

When the Group acquires equity instruments issued by subsidiaries under the exclusive control of BNP Paribas, the difference between the acquisition price and the share of net assets acquired is recorded in retained earnings attributable to BNP Paribas shareholders. Similarly, the liability corresponding to put options granted to minority shareholders in such subsidiaries, and changes in the value of that liability, are offset initially against minority interests, with any surplus offset against retained earnings attributable to BNP Paribas shareholders. Until these options have been exercised, the portion of net income attributable to minority interests is allocated to minority interests in the profit and loss account. A decrease in the Group's interest in a fully consolidated subsidiary is recognised in the Group's accounts as a change in shareholders' equity.

Own equity instrument derivatives are treated as follows, depending on the method of settlement:

- as equity instruments if they are settled by physical delivery of a fixed number of own equity instruments for a fixed amount of cash or other financial asset. Such instruments are not revalued;
- as derivatives if they are settled in cash, or through a choice of whether they are settled by physical delivery of the shares or in cash. Changes in value of such instruments are taken to the profit and loss account.

If the contract includes an obligation, whether contingent or not, for the bank to repurchase its own shares, the bank must recognise the present value of the debt with an offsetting entry in equity.

1.c.9 DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

All derivative instruments are recognised in the balance sheet on the trade date at the transaction price, and are remeasured to fair value on the balance sheet date.

- Derivatives held for trading purposes

Derivatives held for trading purposes are recognised in the balance sheet in "Financial assets at fair value through profit or loss" when their fair value is positive, and in "Financial liabilities at fair value through profit or loss" when their fair value is negative. Realised and unrealised gains and losses are taken to the profit and loss account on the line "Net gain/loss on financial instruments at fair value through profit or loss".

- Derivatives and hedge accounting

Derivatives contracted as part of a hedging relationship are designated according to the purpose of the hedge.

Fair value hedges are used in particular to hedge interest rate risk on fixed rate assets and liabilities, both for identified financial instruments (securities, debt issues, loans, borrowings) and for portfolios of financial instruments (in particular, demand deposits and fixed rate loans).

Cash flow hedges are used in particular to hedge interest rate risk on floating-rate assets and liabilities, including rollovers, and foreign exchange risk on highly probable forecast foreign currency revenues.

At the inception of the hedge, the Group prepares formal documentation of the hedging relationship identifying the instrument (or portion of the instrument or portion of risk) that is being hedged; the hedging strategy and the type of risk covered; the hedging instrument; and the methods used to assess the effectiveness of the hedging relationship.

On inception and at least quarterly, the Group assesses, consistently with the original documentation, the actual (retrospective) and expected (prospective) effectiveness of the hedging relationship. Retrospective effectiveness tests are designed to assess whether actual changes in the fair value or cash flows of the hedging instrument and the hedged item are within a range of 80% to 125%. Prospective effectiveness tests are designed to ensure that expected changes in the fair value or cash flows of the derivative over the residual life of the hedge adequately offset those of the hedged item. For highly probable forecast transactions, effectiveness is assessed largely on the basis of historical data for similar transactions.

Under IAS 39 as adopted by the European Union (which excludes certain provisions on portfolio hedging), interest rate risk hedging relationships based on portfolios of assets or liabilities qualify for fair value hedge accounting as follows:

- the risk designated as being hedged is the interest rate risk associated with the interbank rate component of interest rates on commercial banking transactions (loans to customers, savings accounts and demand deposits);
- the instruments designated as being hedged correspond, for each maturity band, to a portion of the interest rate gap associated with the hedged underlyings;
- the hedging instruments used consist exclusively of "plain vanilla" swaps;
- prospective hedge effectiveness is established by the fact that all derivatives must, on inception, have the effect of reducing interest rate risk in the portfolio of hedged underlyings. Retrospectively, a hedge will be disqualified from hedge accounting once a shortfall arises in the underlyings specifically associated with that hedge for each maturity band (due to prepayment of loans or withdrawals of deposits).

The accounting treatment of derivatives and hedged items depends on the hedging strategy.

In a fair value hedging relationship, the derivative instrument is remeasured at fair value in the balance sheet, with changes in fair value taken to profit or loss in "Net gain/loss on financial instruments at fair value through profit or loss", symmetrically with the remeasurement of the hedged item to reflect the hedged risk. In the balance sheet, the fair value remeasurement of the hedged component is recognised in accordance with the classification of the hedged item in the case of a hedge of identified assets and liabilities, or under "Remeasurement adjustment on interest rate risk hedged portfolios" in the case of a portfolio hedging relationship.

If a hedging relationship ceases or no longer fulfils the effectiveness criteria, the hedging instrument is transferred to the trading book and accounted for using the treatment applied to this asset category. In the case of identified fixed-income instruments, the remeasurement adjustment recognised in the balance sheet is amortised at the effective interest rate over the remaining life of the instrument. In the case of interest rate risk hedged fixed-income portfolios, the adjustment is amortised on a straight-line basis over the remainder of the original term of the hedge. If the hedged item no longer appears in the balance sheet, in particular due to prepayments, the adjustment is taken to the profit and loss account immediately.

In a cash flow hedging relationship, the derivative is stated at fair value in the balance sheet, with changes in fair value taken to shareholders' equity on a separate line, "Unrealised or deferred gains or losses". The amounts taken to shareholders' equity over the life of the hedge are transferred to the profit and loss account under "Net interest income" as and when the cash flows from the hedged item impact profit or loss. The hedged items continue to be accounted for using the treatment specific to the asset category to which they belong.

If the hedging relationship ceases or no longer fulfils the effectiveness criteria, the cumulative amounts recognised in shareholders' equity as a result of the remeasurement of the hedging instrument remain in equity until the hedged transaction itself impacts profit or loss, or until it becomes clear that the transaction will not occur, at which point they are transferred to the profit and loss account.

If the hedged item ceases to exist, the cumulative amounts recognised in shareholders' equity are immediately taken to the profit and loss account.

Whatever the hedging strategy used, any ineffective portion of the hedge is recognised in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss".

Hedges of net foreign currency investments in subsidiaries and branches are accounted for in the same way as cash flow hedges. The gains and losses initially recognised in shareholders' equity are taken to the profit and loss account when the net investment is sold or liquidated in full or in part. Hedging instruments may be currency hedges or any other non-derivative financial instrument.

- Embedded derivatives

Derivatives embedded in hybrid financial instruments are extracted from the value of the host contract and accounted for separately as a derivative if the hybrid instrument is not recorded as a financial asset or liability at fair value through profit or loss and if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract.

1.c.10 DETERMINATION OF FAIR VALUE

Financial assets and liabilities classified as fair value through profit or loss, and financial assets classified as available-for-sale, are measured and accounted for at fair value upon initial recognition and at subsequent dates. Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. On initial recognition, the value of a financial instrument is generally the transaction price (i.e. the value of the consideration paid or received).

Method of determining fair value

Fair value is determined:

- on the basis of quoted prices in an active market; or
- using valuation techniques involving:
  - mathematical calculation methods based on accepted financial theories; and
  - parameters derived in some cases from the prices of instruments traded in active markets, and in others from statistical estimates or other quantitative methods.

The distinction between the two valuation methods is made according to whether or not the instrument is traded in an active market.

Whether or not a market is active is determined on the basis of a variety of factors. Characteristics of an inactive market include a significant decline in the volume and level of trading activity in identical or similar instruments, the available prices vary significantly over time or among market participants or observed transaction prices are not current.

The Bank distinguishes between three categories of financial instruments based on the characteristics of the instrument and the measurement method used. This classification is used as the basis for the information provided in the notes to the consolidated financial statements in accordance with international accounting standards:

- Category 1: financial instruments quoted on an active market;
- Category 2: financial instruments measured using valuation models based on observable parameters;
- Category 3: financial instruments measured using valuation models based wholly or partly on non-observable parameters. A non-observable parameter is defined as a parameter whose value results from assumptions or correlations which are not based on observable current market transactions in the same instrument at the valuation date, or on observable market data at that date.

- Instruments traded in active markets

If quoted prices in an active market are available, they are used to determine fair value. This method is used for quoted securities and for derivatives traded on organised markets such as futures and options.

The majority of over-the-counter derivatives, swaps, forward rate agreements, caps, floors and plain vanilla options are traded in active markets. Valuations are determined using generally accepted models (discounted cash flows, Black & Scholes model, interpolation techniques) based on quoted market prices for similar instruments or underlyings.

The valuation derived from these models is adjusted for liquidity and credit risk.

Starting from valuations derived from median market prices, price adjustments are used to value the net position in each financial instrument at bid price in the case of short positions, or at asking price in the case of long positions. Bid price is the price at which a counterparty would buy the instrument, and asking price is the price at which a seller would sell the same instrument.

A counterparty risk adjustment is included in the valuation derived from the model in order to reflect the credit quality of the derivative instrument.

- Instruments traded in inactive markets

  - Products traded in inactive markets and valued using an internal valuation model based on directly observable parameters or on parameters derived from observable data

Some financial instruments, although not traded in an active market, are valued using methods based on observable market data.

These models use market parameters calibrated on the basis of observable data such as yield curves, implicit volatility layers of options, default rates, and loss assumptions obtained from consensus data or from active over-the-counter markets. Valuations derived from these models are adjusted for liquidity and credit risk.

The margin generated when these financial instruments are traded is taken to the profit and loss account immediately.

  - Products traded in inactive markets and valued using an internal valuation model based on parameters that are not observable or only partially observable.

Some illiquid complex financial instruments are valued using internally-developed techniques and techniques that are based on data only partially observable on active markets.

In the absence of observable data, these instruments are measured on initial recognition in a way that reflects the transaction price, regarded as the best indication of fair value. Valuations derived from these models are adjusted for liquidity risk and credit risk.

The margin generated when these complex financial instruments are traded (day one profit) is deferred and taken to the profit and loss account over the period during which the valuation parameters are expected to remain non-observable. When parameters that were originally non-observable become observable, or when the valuation can be substantiated by comparison with recent similar transactions in an active market, the unrecognised portion of the day one profit is released to the profit and loss account.

  - Unlisted equity securities

The fair value of unlisted equity securities is measured by comparison with recent transactions in the equity of the company in question carried out with an independent third party on an arm's length basis. If no such reference is available, the valuation is determined either on the basis of generally accepted practices (EBIT or EBITDA multiples) or of the Group's share of net assets as calculated using the most recently available information.

1.c.11 FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (FAIR VALUE OPTION)

The amendment to IAS 39 relating to the "fair value option" was adopted by the European Union on 15 November 2005, with effect from 1 January 2005.

This option allows entities to designate any financial asset or financial liability on initial recognition as measured at fair value, with changes in fair value recognised in profit or loss, in the following cases:

- hybrid financial instruments containing one or more embedded derivatives which otherwise would have been extracted and accounted for separately;
- where using the option enables the entity to eliminate or significantly reduce a mismatch in the measurement and accounting treatment of assets and liabilities that would arise if they were to be classified in separate categories;
- where a group of financial assets and/or financial liabilities is managed and measured on the basis of fair value, under a properly documented management and investment strategy.

BNP Paribas applies this option primarily to financial assets related to unit-linked business (in order to achieve consistency of treatment with the related liabilities), and to structured issues containing significant embedded derivatives.

1.c.12 INCOME AND EXPENSES ARISING FROM FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Income and expenses arising from financial instruments measured at amortised cost and from fixed-income securities classified in "Available-for-sale financial assets" are recognised in the profit and loss account using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the asset or liability in the balance sheet. The effective interest rate calculation takes account of (i) all fees received or paid that are an integral part of the effective interest rate of the contract, (ii) transaction costs, and (iii) premiums and discounts.

The method used by the Group to recognise service-related commission income and expenses depends on the nature of the service. Commission treated as an additional component of interest is included in the effective interest rate, and is recognised in the profit and loss account in "Net interest income". Commission payable or receivable on execution of a significant transaction is recognised in the profit and loss account in full on execution of the transaction, under "Commission income and expense". Commission payable or receivable for recurring services is recognised over the term of the service, also under "Commission income and expense".

Commission received in respect of financial guarantee commitments is regarded as representing the fair value of the commitment. The resulting liability is subsequently amortised over the term of the commitment, under commission income in Revenues.

External costs that are directly attributable to an issue of new shares are deducted from equity net of all related taxes.

1.c.13 COST OF RISK

Cost of risk includes movements in provisions for impairment of fixed-income securities and loans and receivables due from customers and credit institutions, movements in financing and guarantee commitments given, losses on irrecoverable loans and amounts recovered on loans written off. This caption also includes impairment losses recorded in respect of default risk incurred on counterparties for over-the-counter financial instruments, as well as expenses relating to fraud and to disputes inherent to the financing business.

1.c.14 DERECOGNITION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The Group derecognises all or part of a financial asset either (i) when the contractual rights to the cash flows from the asset expire or (ii) when the Group transfers the contractual rights to the cash flows from the asset and substantially all the risks and rewards of ownership of the asset. Unless these conditions are fulfilled, the Group retains the asset in its balance sheet and recognises a liability for the obligation created as a result of the transfer of the asset.

The Group derecognises all or part of a financial liability when the liability is extinguished in full or in part.

1.c.15 NETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

A financial asset and a financial liability are offset and the net amount presented in the balance sheet if, and only if, the Group has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

1.d ACCOUNTING STANDARDS SPECIFIC TO INSURANCE BUSINESS

The specific accounting policies relating to assets and liabilities generated by insurance contracts and financial contracts with a discretionary participation feature written by fully consolidated insurance companies are retained for the purposes of the consolidated financial statements. These policies comply with IFRS 4.

All other insurance company assets and liabilities are accounted for using the policies applied to the Group's assets and liabilities generally, and are included in the relevant balance sheet and profit and loss account headings in the consolidated financial statements.

1.d.1 ASSETS

Financial assets and non-current assets are accounted for using the policies described elsewhere in this note. The only exceptions are shares in civil property companies (SCIs) held in unit-linked insurance contract portfolios, which are measured at fair value on the balance sheet date with changes in fair value taken to profit or loss.

Financial assets representing technical provisions related to unit-linked business are shown in "Financial assets at fair value through profit or loss", and are stated at the realisable value of the underlying assets at the balance sheet date.

1.d.2 LIABILITIES

The Group's obligations to policyholders and beneficiaries are shown in "Technical reserves of insurance companies" and comprise liabilities relating to insurance contracts carrying a significant insurance risk (e.g., mortality or disability) and to financial contracts with a discretionary participation feature, which are covered by IFRS 4. A discretionary participation feature is one which gives life policyholders the right to receive, as a supplement to guaranteed benefits, a share of actual profits.

Liabilities relating to other financial contracts, which are covered by IAS 39, are shown in "Due to customers".

Unit-linked contract liabilities are measured by reference to the fair value of the underlying assets at the balance sheet date.

The technical reserves of life insurance subsidiaries consist primarily of mathematical reserves, which generally correspond to the surrender value of the contract.

The benefits offered relate mainly to the risk of death (term life insurance, annuities, loan repayment, guaranteed minimum on unit-linked contracts) and, for borrowers' insurance, to disability, incapacity and unemployment risks. These types of risks are controlled by the use of appropriate mortality tables (certified tables in the case of annuity-holders), medical screening appropriate to the level of benefit offered, statistical monitoring of insured populations, and reinsurance programmes.

Non-life technical reserves include unearned premium reserves (corresponding to the portion of written premiums relating to future periods) and outstanding claims reserves, inclusive of claims handling costs.

The adequacy of technical reserves is tested at the balance sheet date by comparing them with the average value of future cash flows as derived from stochastic analyses. Any adjustments to technical reserves are taken to the profit and loss account for the period. A capitalisation reserve is set up in individual statutory accounts on the sale of amortisable securities in order to defer part of the net realised gain and hence maintain the yield to maturity on the portfolio of admissible assets. In the consolidated financial statements, the bulk of this reserve is reclassified to "Policyholders' surplus" on the liabilities side of the consolidated balance sheet; a deferred tax liability is recognised on the portion taken to shareholders' equity.

This item also includes the policyholders' surplus reserve resulting from the application of shadow accounting. This represents the interest of policyholders, mainly within French life insurance subsidiaries, in unrealised gains and losses on assets where the benefit paid under the policy is linked to the return on those assets. This interest is an average derived from stochastic analyses of unrealised gains and losses attributable to policyholders in various scenarios.

In the event of an unrealised loss on shadow accounted assets, a policyholders' loss reserve is recognised on the assets side of the consolidated balance sheet in an amount equal to the probable deduction from the policyholders' future profit share. The recoverability of the policyholders' loss reserve is assessed prospectively, taking account of policyholders' surplus reserves recognised elsewhere, capital gains on financial assets that are not shadow accounted due to accounting elections made (held-to-maturity financial assets and property investments measured at cost) and the company's ability and intention to hold the assets carrying the unrealised loss. The policyholders' loss reserve is recognised symmetrically with the corresponding assets and shown on the assets side of the balance sheet under the line item "Accrued income and other assets".

1.d.3 PROFIT AND LOSS ACCOUNT

Income and expenses arising on insurance contracts written by the Group are recognised in the profit and loss account under "Income from other activities" and "Expenses on other activities".

Other insurance company income and expenses are included in the relevant profit and loss account item. Consequently, movements in the policyholders' surplus reserve are shown on the same line as gains and losses on the assets that generated the movements.

1.e PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Property, plant and equipment and intangible assets shown in the consolidated balance sheet comprise assets used in operations and investment property.

Assets used in operations are those used in the provision of services or for administrative purposes, and include non-property assets leased by the Group as lessor under operating leases.

Investment property comprises property assets held to generate rental income and capital gains.

Property, plant and equipment and intangible assets are initially recognised at purchase price plus directly attributable costs, together with borrowing costs where a long period of construction or adaptation is required before the asset can be brought into service.

Software developed internally by the BNP Paribas Group that fulfils the criteria for capitalisation is capitalised at direct development cost, which includes external costs and the labour costs of employees directly attributable to the project.

Subsequent to initial recognition, property, plant and equipment and intangible assets are measured at cost less accumulated depreciation or amortisation and any impairment losses. The only exceptions are shares in civil property companies (SCIs) held in unit-linked insurance contract portfolios, which are measured at fair value on the balance sheet date, with changes in fair value taken to profit or loss.

The depreciable amount of property, plant and equipment and intangible assets is calculated after deducting the residual value of the asset. Only assets leased by the Group as lessor under operating leases are presumed to have a residual value, as the useful life of property, plant and equipment and intangible assets used in operations is generally the same as their economic life.

Property, plant and equipment and intangible assets are depreciated or amortised using the straight-line method over the useful life of the asset. Depreciation and amortisation expense is recognised in the profit and loss account under "Depreciation, amortisation and impairment of property, plant and equipment and intangible assets".

Where an asset consists of a number of components that may require replacement at regular intervals, or that have different uses or different patterns of consumption of economic benefits, each component is recognised separately and depreciated using a method appropriate to that component. The BNP Paribas Group has adopted the component-based approach for property used in operations and for investment property.

The depreciation periods used for office property are as follows: 80 years or 60 years for the shell (for prime and other property respectively); 30 years for facades; 20 years for general and technical installations; and 10 years for fixtures and fittings.

Software is amortised, depending on its type, over periods of no more than 8 years in the case of infrastructure developments and 3 years or 5 years in the case of software developed primarily for the purpose of providing services to customers.

Software maintenance costs are expensed as incurred. However, expenditure that is regarded as upgrading the software or extending its useful life is included in the initial acquisition or production cost.

Depreciable property, plant and equipment and intangible assets are tested for impairment if there is an indication of potential impairment at the balance sheet date. Non-depreciable assets are tested for impairment at least annually, using the same method as for goodwill allocated to cash-generating units.

If there is an indication of impairment, the new recoverable amount of the asset is compared with the carrying amount. If the asset is found to be impaired, an impairment loss is recognised in the profit and loss account. This loss is reversed in the event of a change in the estimated recoverable amount or if there is no longer an indication of impairment. Impairment losses are taken to the profit and loss account in "Depreciation, amortisation and impairment of property, plant and equipment and intangible assets".

Gains and losses on disposals of property, plant and equipment and intangible assets used in operations are recognised in the profit and loss account in "Net gain on non-current assets".

Gains and losses on disposals of investment property are recognised in the profit and loss account in "Income from other activities" or "Expenses on other activities".

1.f LEASES

Group companies may be either the lessee or the lessor in a lease agreement.

1.f.1 LESSOR ACCOUNTING

Leases contracted by the Group as lessor are categorised as either finance leases or operating leases.

- Finance leases

In a finance lease, the lessor transfers substantially all the risks and rewards of ownership of an asset to the lessee. It is treated as a loan made to the lessee to finance the purchase of the asset.

The present value of the lease payments, plus any residual value, is recognised as a receivable. The net income earned from the lease by the lessor is equal to the amount of interest on the loan, and is taken to the profit and loss account under "Interest income". The lease payments are spread over the lease term, and are allocated to reduction of the principal and to interest such that the net income reflects a constant rate of return on the net investment outstanding in the lease. The rate of interest used is the rate implicit in the lease.

Individual and portfolio impairments of lease receivables are determined using the same principles as applied to other loans and receivables.

- Operating leases

An operating lease is a lease under which substantially all the risks and rewards of ownership of an asset are not transferred to the lessee.

The asset is recognised under property, plant and equipment in the lessor's balance sheet and depreciated on a straight-line basis over the lease term. The depreciable amount excludes the residual value of the asset. The lease payments are taken to the profit and loss account in full on a straight-line basis over the lease term. Lease payments and depreciation expense are taken to the profit and loss account under "Income from other activities" and "Expenses on other activities".

1.f.2 LESSEE ACCOUNTING

Leases contracted by the Group as lessee are categorised as either finance leases or operating leases.

- Finance leases

A finance lease is treated as an acquisition of an asset by the lessee, financed by a loan. The leased asset is recognised in the balance sheet of the lessee at the lower of its fair value or the present value of the minimum lease payments calculated at the interest rate implicit in the lease. A matching liability, equal to the fair value of the leased asset or the present value of the minimum lease payments, is also recognised in the balance sheet of the lessee. The asset is depreciated using the same method as that applied to owned assets, after deducting the residual value from the amount initially recognised, over the useful life of the asset. The lease obligation is accounted for at amortised cost.

- Operating leases

The asset is not recognised in the balance sheet of the lessee. Lease payments made under operating leases are taken to the profit and loss account of the lessee on a straight-line basis over the lease term.

1.g NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Where the Group decides to sell non-current assets and it is highly probable that the sale will occur within 12 months, these assets are shown separately in the balance sheet, on the line "Non-current assets held for sale". Any liabilities associated with these assets are also shown separately in the balance sheet, on the line "Liabilities associated with non-current assets held for sale".

Once classified in this category, non-current assets and groups of assets and liabilities are measured at the lower of carrying amount or fair value less costs to sell.

Such assets are no longer depreciated. If an asset or group of assets and liabilities becomes impaired, an impairment loss is recognised in the profit and loss account. Impairment losses may be reversed.

Where a group of assets and liabilities held for sale represents a major business line, it is categorised as a "discontinued operation". Discontinued operations include operations that are held for sale, operations that have been shut down, and subsidiaries acquired exclusively with a view to resale.

All gains and losses related to discontinued operations are shown separately in the profit and loss account, on the line "Post-tax gain/loss on discontinued operations and assets held for sale". This line includes the post-tax profits or losses of discontinued operations, the post-tax gain or loss arising from remeasurement at fair value less costs to sell, and the post-tax gain or loss on disposal of the operation.

1.h EMPLOYEE BENEFITS

Employee benefits are classified in one of four categories:

- short-term benefits such as salary, annual leave, incentive plans, profit-sharing and additional payments;
- long-term benefits, including compensated absences, long-service awards, and other types of cash-based deferred compensation;
- termination benefits;
- post-employment benefits, including top-up banking industry pensions in France and pension plans in other countries, some of which are operated through pension funds.

- Short-term benefits

The Group recognises an expense when it has used services rendered by employees in exchange for employee benefits.

- Long-term benefits

These are benefits (other than post-employment benefits and termination benefits) which do not fall wholly due within 12 months after the end of the period in which the employees render the associated service. This relates in particular to compensation deferred for more than 12 months, which is accrued in the financial statements for the period in which it is earned.

The actuarial techniques used are similar to those used for defined-benefit post-employment benefits, except that actuarial gains and losses are recognised immediately and no "corridor" is applied. The effect of any plan amendments regarded as relating to past service is also recognised immediately.

- Termination benefits

Termination benefits are employee benefits payable as a result of a decision by the Group to terminate a contract of employment before the legal retirement age or a decision by an employee to accept voluntary redundancy in exchange for a benefit. Termination benefits falling due more than 12 months after the balance sheet date are discounted.

- Post-employment benefits

In accordance with IFRS, the BNP Paribas Group draws a distinction between defined-contribution plans and defined-benefit plans.

Defined-contribution plans do not give rise to an obligation for the Group and consequently do not require a provision. The amount of employer's contributions payable during the period is recognised as an expense.

Only defined-benefit schemes give rise to an obligation for the Group. This obligation must be measured and recognised as a liability by means of a provision.

The classification of plans into these two categories is based on the economic substance of the plan, which is reviewed to determine whether the Group has a legal or constructive obligation to pay the agreed benefits to employees.

Post-employment benefit obligations under defined-benefit plans are measured using actuarial techniques that take account of demographic and financial assumptions.

The amount of the obligation recognised as a liability is measured on the basis of the actuarial assumptions applied by the Group, using the projected unit credit method. This method takes account of various parameters such as demographic assumptions, the probability that employees will leave before retirement age, salary inflation, a discount rate, and the general inflation rate. The value of any plan assets is deducted from the amount of the obligation.

Where the value of the plan assets exceeds the amount of the obligation, an asset is recognised if it represents a future economic benefit for the Group in the form of a reduction in future contributions or a future partial refund of amounts paid into the plan.

The amount of the obligation under a plan, and the value of the plan assets, may show significant fluctuations from one period to the next due to changes in actuarial assumptions, thereby giving rise to actuarial gains and losses. The Group applies the "corridor" method in accounting for actuarial gains and losses. Under this method, the Group is allowed to recognise, as from the following period and over the average remaining service lives of employees, only that portion of actuarial gains and losses that exceeds the greater of (i) 10% of the present value of the gross defined-benefit obligation or (ii) 10% of the fair value of plan assets at the end of the previous period.

At the date of first-time adoption, BNP Paribas elected for the exemption allowed under IFRS 1, under which all unamortised actuarial gains and losses at 1 January 2004 are recognised as a deduction from equity at that date.

The effects of plan amendments on past service cost are recognised in profit or loss over the full vesting period of the amended benefits.

The annual expense recognised in the profit and loss account under "Salaries and employee benefits" in respect of defined-benefit plans comprises the current service cost (the rights vested in each employee during the period in return for service rendered), interest cost (the effect of discounting the obligation), the expected return on plan assets, amortisation of actuarial gains and losses and past service cost arising from plan amendments, and the effect of any plan curtailments or settlements.

1.i SHARE-BASED PAYMENT

Share-based payment transactions are payments based on shares issued by the Group, whether the transaction is settled in the form of equity or cash of which the amount is based on trends in the value of BNP Paribas shares.

IFRS 2 requires share-based payments granted after 7 November 2002 to be recognised as an expense. The amount recognised is the value of the share-based payment made to the employee.

The Group grants stock subscription option plans and deferred share-based compensation plans to employees, and also offers them the possibility of subscribing for specially-issued BNP Paribas shares at a discount on condition that they retain the shares for a specified period.

- Stock option plans

The expense related to stock option plans is recognised at the date of grant if the grantee immediately acquires rights to the shares, or over the vesting period if the benefit is conditional upon the grantee's continued employment.

Stock option expense is recorded in salaries and employee benefits, and its credit entry is posted to shareholders' equity. It is calculated on the basis of the overall plan value, determined at the date of grant by the Board of Directors.

In the absence of any market for these instruments, mathematical valuation models are used. The total expense of a plan is determined by multiplying the unit value per option by the estimated number of options that will vest at the end of the vesting period, taking account of conditions regarding the grantee's continued employment.

The only assumptions revised during the vesting period, and hence resulting in a remeasurement of the expense, are those relating to the probability that employees will leave the Group and those relating to performance conditions that are not linked to the value of BNP Paribas shares.

Similar accounting treatment is applied to deferred share-based compensation plans.

- Share subscriptions or purchases offered to employees under the company savings plan

Share subscriptions or purchases offered to employees under the company savings plan (*Plan d'Épargne Entreprise*) at lower-than-market rates over a specified period do not include a vesting period. However, employees are prohibited by law from selling shares acquired under this plan for a period of five years. This restriction is taken into account in measuring the benefit to the employees, which is reduced accordingly. The benefit therefore equals the difference, at the date the plan is announced to employees, between the fair value of the share (after allowing for the restriction on sale) and the acquisition price paid by the employee, multiplied by the number of shares acquired.

The cost of the mandatory five-year holding period is equivalent to the cost of a strategy involving the forward sale of shares subscribed at the time of the capital increase reserved for employees and the cash purchase of an equivalent number of BNP Paribas shares on the market, financed by a loan repaid at the end of a five-year period out of the proceeds from the forward sale transaction. The interest rate on the loan is the rate that would be applied to a five-year general purpose loan taken out by an individual with an average risk profile. The forward sale price for the shares is determined on the basis of market parameters.

1.j PROVISIONS RECORDED UNDER LIABILITIES

Provisions recorded under liabilities (other than those relating to financial instruments, employee benefits and insurance contracts) mainly relate to restructuring, claims and litigation, fines and penalties, and tax risks.

A provision is recognised when it is probable that an outflow of resources embodying economic benefits will be required to settle an obligation arising from a past event, and a reliable estimate can be made of the amount of the obligation. The amount of such obligations is discounted, where the impact of discounting is material, in order to determine the amount of the provision.

1.k CURRENT AND DEFERRED TAXES

The current income tax charge is determined on the basis of the tax laws and tax rates in force in each country in which the Group operates during the period in which the income is generated.

Deferred taxes are recognised when temporary differences arise between the carrying amount of an asset or liability in the balance sheet and its tax base.

Deferred tax liabilities are recognised for all taxable temporary differences other than:

- taxable temporary differences on initial recognition of goodwill;
- taxable temporary differences on investments in enterprises under the exclusive or joint control of the Group, where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences and unused carryforwards of tax losses only to the extent that it is probable that the entity in question will generate future taxable profits against which these temporary differences and tax losses can be offset.

Deferred tax assets and liabilities are measured using the liability method, using the tax rate which is expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been or will have been enacted by the balance sheet date of that period. They are not discounted.

Deferred tax assets and liabilities are offset when they arise within a group tax election under the jurisdiction of a single tax authority, and there is a legal right of offset.

Current and deferred taxes are recognised as tax income or expense in the profit and loss account, except deferred taxes relating to unrealised gains or losses on available-for-sale assets or to changes in the fair value of instruments designated as cash flow hedges, which are taken to shareholders' equity.

When tax credits on revenues from receivables and securities are used to settle corporate income tax payable for the period, the tax credits are recognised on the same line as the income to which they relate. The corresponding tax expense continues to be carried in the profit and loss account under "Corporate income tax".

1.l STATEMENT OF CASH FLOWS

The cash and cash equivalents balance is composed of the net balance of cash accounts and accounts with central banks and post office banks, and the net balance of interbank demand loans and deposits.

Changes in cash and cash equivalents related to operating activities reflect cash flows generated by the Group's operations, including cash flows related to investment property, held-to-maturity financial assets and negotiable certificates of deposit.

Changes in cash and cash equivalents related to investing activities reflect cash flows resulting from acquisitions and disposals of subsidiaries, associates or joint ventures included in the consolidated group, as well as acquisitions and disposals of property, plant and equipment excluding investment property and property held under operating leases.

Changes in cash and cash equivalents related to financing activities reflect the cash inflows and outflows resulting from transactions with shareholders, cash flows related to bonds and subordinated debt, and debt securities (excluding negotiable certificates of deposit).

1.m USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

Preparation of the financial statements requires managers of core businesses and corporate functions to make assumptions and estimates that are reflected in the measurement of income and expense in the profit and loss account and of assets and liabilities in the balance sheet, and in the disclosure of information in the notes to the financial statements. This requires the managers in question to exercise their judgement and to make use of information available at the date of preparation of the financial statements when making their estimates. The actual future results from operations in respect of which managers have made use of estimates may in reality differ significantly from those estimates, mainly according to market conditions. This may have a material effect on the financial statements.

This applies in particular to:

- impairment losses recognised to cover credit risks inherent in banking intermediation activities;
- the use of internally-developed models to measure positions in financial instruments that are not quoted in organised markets;
- calculations of the fair value of unquoted financial instruments classified in "Available-for-sale financial assets", "Financial assets at fair value through profit or loss" or "Financial liabilities at fair value through profit or loss", and more generally calculations of the fair value of financial instruments subject to a fair value disclosure requirement;
- whether a market is active or inactive for the purposes of using a valuation technique;
- impairment losses on variable-income financial assets classified as "available-for-sale";
- impairment tests performed on intangible assets;
- the appropriateness of the designation of certain derivative instruments as cash flow hedges, and the measurement of hedge effectiveness;
- estimates of the residual value of assets leased under finance leases or operating leases, and more generally of assets on which depreciation is charged net of their estimated residual value;
- the measurement of provisions for contingencies and charges.

This is also the case for assumptions applied to assess the sensitivity of each type of market risk and the sensitivity of valuations to non-observable parameters.

2. NOTES TO THE PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2008

2.a NET INTEREST INCOME

The BNP Paribas Group includes in "Interest income" and "Interest expense" all income and expense from financial instruments measured at amortised cost (interest, fees/commissions, transaction costs), and from financial instruments measured at fair value that do not meet the definition of a derivative instrument. These amounts are calculated using the effective interest method. The change in fair value on financial instruments at fair value through profit or loss (excluding accrued interest) is recognised in "Net gain/loss on financial instruments at fair value through profit or loss".

Interest income and expense on derivatives accounted for as fair value hedges are included with the revenues generated by the hedged item. In like manner, interest income and expense arising from derivatives used to hedge transactions designated as at fair value through profit or loss is allocated to the same accounts as the interest income and expense relating to the underlying transactions.

In millions of euros	Year to 31 Dec. 2008			Year to 31 Dec. 2007		
	Income	Expense	Net	Income	Expense	Net
Customer items	**28,381**	**(11,149)**	**17,232**	**26,269**	**(11,970)**	**14,299**
Deposits, loans and borrowings	26,695	(10,668)	16,027	24,732	(11,731)	13,001
Repurchase agreements	19	(349)	(330)	29	(157)	(128)
Finance leases	1,667	(132)	1,535	1,508	(82)	1,426
Interbank items	**4,685**	**(7,848)**	**(3,163)**	**5,283**	**(8,137)**	**(2,854)**
Deposits, loans and borrowings	4,371	(6,834)	(2,463)	4,943	(7,363)	(2,420)
Repurchase agreements	314	(1,014)	(700)	340	(774)	(434)
Debt securities issued	**-**	**(7,935)**	**(7,935)**	**-**	**(7,091)**	**(7,091)**
Cash flow hedge instruments	**1,669**	**(1,627)**	**42**	**1,628**	**(899)**	**729**
Interest rate portfolio hedge instruments	**1,223**	**(1,300)**	**(77)**	**1,028**	**(685)**	**343**
Trading book	**17,189**	**(15,482)**	**1,707**	**20,319**	**(20,651)**	**(332)**
Fixed-income securities	4,631	-	4,631	4,285	-	4,285
Repurchase agreements	12,503	(13,451)	(948)	15,944	(17,564)	(1,620)
Loans / Borrowings	55	(161)	(106)	90	(194)	(104)
Debt securities		(1,870)	(1,870)		(2,893)	(2,893)
Available-for-sale financial assets	**4,954**	**-**	**4,954**	**3,872**	**-**	**3,872**
Held-to-maturity financial assets	**738**	**-**	**738**	**742**	**-**	**742**
Total interest income/(expense)	**58,839**	**(45,341)**	**13,498**	**59,141**	**(49,433)**	**9,708**

Interest income on individually impaired loans amounted to EUR 334 million at 31 December 2008 and EUR 316 million at 31 December 2007.

The net gain relating to cash flow hedges previously recorded under "Unrealised or deferred gains or losses" and taken to the profit and loss account in 2008 amounted to EUR 28 million, compared with EUR 27 million in 2007.

2.b COMMISSION INCOME AND EXPENSE

Commission income on financial assets and commission expense on financial liabilities which are not measured at fair value through profit or loss amounted to EUR 2,788 million and EUR 378 million respectively in 2008, compared with income of EUR 2,553 million and expense of EUR 312 million in 2007.

Net commission income related to trust and similar activities through which the Group holds or invests assets on behalf of clients, trusts, pension and personal risk funds or other institutions amounted to EUR 1,777 million in 2008, compared with EUR 2,125 million in 2007.

2.c NET GAIN/LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

"Net gain/loss on financial instruments at fair value through profit or loss" includes all profit and loss items relating to financial instruments managed in the trading book and financial instruments (including dividends) that the Group has designated as at fair value through profit or loss under the fair value option, other than interest income and expense which are recognised in "Net interest income" (Note 2.a).

In millions of euros	Year to 31 Dec. 2008			Year to 31 Dec. 2007		
	Trading book	Assets designated at fair value through profit or loss	Total	Trading book	Assets designated at fair value through profit or loss	Total
Fixed-income securities	(5,808)	12,438	6,630	(1,968)	758	(1,210)
Variable-income securities	(30,538)	1,040	(29,498)	7,737	643	8,380
Derivative instruments	22,740		22,740	51		51
Repurchase agreements	490	148	638	70	19	89
Loans	395	730	1,125	(118)	(120)	(238)
Borrowings	(48)	(685)	(733)	(36)	(12)	(48)
Remeasurement of interest-rate risk hedged portf	2,559		2,559	399		399
Remeasurement of currency positions	(768)		(768)	420		420
Total	**(10,978)**	**13,671**	**2,693**	**6,555**	**1,288**	**7,843**

Net loss for the year on hedging instruments in fair value hedges and included under derivative instruments amounted to EUR 3,670 million (net loss of EUR 314 million in 2007), while the net gain on the hedged components amounted to EUR 3,652 million (net gain of EUR 275 million in 2007).

Net gains on the trading book in 2008 and 2007 include an immaterial amount related to the ineffective portion of cash flow hedges.

Fixed-income securities at fair value through profit or loss (fair value option) are mainly made up of certificates issued to customers by BNP Paribas Arbitrage Issuance BV. These instruments pay an amount indexed to equity market indexes, with the inherent risks hedged by variable-income securities managed in BNP Paribas Arbitrage's trading book. Following the downturn in equity prices in 2008, the net gain/loss on remeasurement at fair value of the debt represented by these certificates of deposit, amounting to EUR 9,151 million, is offset by the net gain/loss recorded on variable-income securities in the trading book.

2.d NET GAIN/LOSS ON AVAILABLE-FOR-SALE FINANCIAL ASSETS

"Net gain/loss on available-for-sale financial assets" includes net gains or losses on non-derivative financial assets not classified as either loans and receivables or held-to-maturity investments.

In millions of euros	Year to 31 Dec. 2008	Year to 31 Dec. 2007
Fixed-income securities [(1)]	**(17)**	**31**
Disposal gains and losses	(17)	31
Equities and other variable-income securities	**481**	**2,476**
Dividend income	637	634
Additions to impairment provisions	(1,634)	(55)
Net disposal gains	1,478	1,897
Total	**464**	**2,507**

(1) Interest income from available-for-sale fixed-income securities is included in "Net interest income" (Note 2.a), and impairment losses related to potential issuer default are included in "Cost of risk" (Note 2.f).

Unrealised gains and losses (previously recorded under "Unrealised or deferred gains and losses" in shareholders' equity) taken to pre-tax income amounted to EUR 163 million for the year ended 31 December 2008 and EUR 1,886 million for the year ended 31 December 2007.

2.e NET INCOME FROM OTHER ACTIVITIES

In millions of euros	Year to 31 Dec. 2008			Year to 31 Dec. 2007		
	Income	Expense	Net	Income	Expense	Net
Net income from insurance activities	14,004	(10,874)	3,130	16,967	(14,091)	2,876
Net income from investment property	1,048	(430)	618	790	(219)	571
Net income from assets held under operating leases	4,284	(3,635)	649	3,949	(3,237)	712
Net income from property development activities	206	(50)	156	189	(36)	153
Other	731	(422)	309	706	(361)	345
Total net income from other activities	**20,273**	**(15,411)**	**4,862**	**22,601**	**(17,944)**	**4,657**

- Net income from insurance activities

In millions of euros	Year to 31 Dec. 2008	Year to 31 Dec. 2007
Gross premiums written	13,473	14,914
Movement in technical reserves	5,284	(6,247)
Claims and benefits expense	(7,593)	(6,689)
Reinsurance ceded, net	(245)	(43)
Change in value of admissible investments related to unit-linked business	(7,996)	916
Other income and expense	207	25
Total net income from insurance activities	**3,130**	**2,876**

"Claims and benefits expense" includes expenses arising from surrenders, maturities and claims relating to insurance contracts. "Movement in technical reserves" reflects changes in the value of financial contracts, in particular unit-linked contracts. Interest paid on such contracts is recognised in "Interest expense".

- Operating leases

In millions of euros	31 December 2008	31 December 2007
Future minimum lease payments receivable under non-cancellable leases	**4,352**	**4,011**
Payments receivable within 1 year	*1,922*	*1,747*
Payments receivable after 1 year but within 5 years	*2,394*	*2,230*
Payments receivable beyond 5 years	*36*	*34*

Future minimum lease payments receivable under non-cancellable leases comprise payments that the lessee is required to make during the lease term.

2.f COST OF RISK

"Cost of risk" represents the net amount of impairment losses recognised in respect of credit risks inherent in the Group's banking intermediation activities, plus any impairment losses in the case of known counterparty risks on over-the-counter instruments.

- Cost of risk for the period

Cost of risk for the period in millions of euros	Year to 31 Dec. 2008	Year to 31 Dec. 2007
Net additions to impairment provisions	(5,786)	(1,762)
Recoveries on loans and receivables previously written off	348	329
Irrecoverable loans and receivables not covered by impairment provisions	(314)	(292)
Total cost of risk for the period	**(5,752)**	**(1,725)**

Cost of risk for the period by asset type in millions of euros	Year to 31 Dec. 2008	Year to 31 Dec. 2007
Loans and receivables due from credit institutions	(30)	5
Loans and receivables due from customers	(3,783)	(1,472)
Available-for-sale financial assets	(198)	(130)
Financial instruments on trading activities	(1,779)	(44)
Other assets	1	(13)
Off-balance sheet commitments and other items	37	(71)
Total cost of risk for the period	**(5,752)**	**(1,725)**

- Provisions for impairment: credit risks

Movement in impairment provisions during the period in millions of euros	Year to 31 Dec. 2008	Year to 31 Dec. 2007
Total impairment provisions at start of period	**13,508**	**14,455**
Net additions to impairment provisions	5,786	1,762
Utilisation of impairment provisions	(1,792)	(2,409)
Effect of exchange rate movements and other items	(286)	(300)
Total impairment provisions at end of period	**17,216**	**13,508**

The main changes in impairment provisions in 2008 and 2007 are related to loans and receivables due from customers

Impairment provisions by asset type, in millions of euros	31 December 2008	31 December 2007
Impairment of assets		
Loans and receivables due from credit institutions (Note 5.d)	83	54
Loans and receivables due from customers (Note 5.e)	14,298	12,499
Financial instruments on trading activities	1,708	44
Available-for-sale financial assets (Note 5.c)	422	231
Other assets	14	22
Total impairment provisions against financial assets	**16,525**	**12,850**
Provisions recognised as liabilities		
Provisions for off-balance sheet commitments		
- to credit institutions	1	-
- to customers	224	202
Other items subject to provisions	466	456
Total provisions recognised as liabilities	**691**	**658**
Total impairment provisions	**17,216**	**13,508**

2.g CORPORATE INCOME TAX

	Year to 31 Dec. 2008		Year to 31 Dec. 2007	
	in millions of euros	in percentage	In millions of euros	In percentage
Corporate income at standard tax rate expense in France	**(1,308)**	**33.3%**	**(3,686)**	**33.3%**
Differential effect in tax rates applicable to foreign entities	547	-13.9%	542	-4.9%
Effect of items taxed at reduced rate in France	286	-7.3%	266	-2.4%
Permanent differences effect	9	-0.2%	-	0.0%
Other items	(6)	-0.1%	131	-1.2%
Corporate income tax expense	**(472)**	**12.0%**	**(2,747)**	**24.8%**
Of which				
Tax expense of the period	(1,736)		(2,390)	
Net profit (loss) of deferred taxes of the period (note 5.h)	1,264		(357)	

The tax saving arising from the recognition of deferred taxes on unused carryforwards of tax losses and on previous temporary differences was EUR 6 million for the year ended 31 December 2008, compared with EUR 137 million for the year ended 31 December 2007.

3. SEGMENT INFORMATION

The Group is composed of five core businesses:

- French Retail Banking (FRB);
- Italian Retail Banking (BNL banca commerciale);
- International Retail Services (IRS), which covers financial services and is split into two sub-divisions: Personal Finance providing credit solutions to private individuals and Equipment Solutions providing credit and other services to corporates. It also includes retail banking activities in the United States (BancWest) and in emerging markets;
- Asset Management and Services (AMS), which includes Private Banking; Investment Partners – covering all of the Group's Asset Management businesses; Personal Investors – providing private individuals with independent financial advice and investment services; Securities Services to management companies, financial institutions and other corporations; and Insurance and Real Estate Services;
- Corporate and Investment Banking (CIB), which includes Advisory & Capital Markets (Equities and Equity Derivatives, Fixed Income & Forex, Corporate Finance) and Financing (Specialised and Structured Financing) businesses.

Other activities mainly comprise the Private Equity business of BNP Paribas Capital, the Klépierre property investment company, and the Group's corporate functions.

Inter-segment transactions are conducted at arm's length. The segment information presented comprises agreed inter-segment transfer prices.

Segment assets and liabilities include all items shown in the consolidated balance sheet. Segment assets are determined by extracting accounting data allocated for each segment. Segment liabilities are determined on the basis of normalised equity by core business used for capital allocation purposes.

This capital allocation is carried out on the basis of risk exposure, taking account of various assumptions relating primarily to the capital requirement of the business as derived from the risk-weighted asset calculations required under capital adequacy rules. Normalised equity income by business segment is determined by attributing to each segment the income of its allocated equity.

- Information by business segment

- Income by business segment [1]

In millions of euros	Year to 31 Dec. 2008						Year to 31 Dec. 2007					
	Revenues	Operating expense	Cost of risk	Operating income	Other non-operating items	Pre-tax net income	Revenues	Operating expense	Cost of risk	Operating income	Other non-operating items	Pre-tax net income
French Retail Banking [2]	5,717	(3,868)	(203)	1,646	1	1,647	5,640	(3,834)	(158)	1,648	-	1,648
BNL banca commerciale [2]	2,775	(1,737)	(411)	627	1	628	2,616	(1,725)	(318)	573	(1)	572
International Retail Services												
Personal Finance	3,792	(2,101)	(1,218)	473	193	666	3,411	(1,949)	(730)	732	76	808
Other activities IRS	4,990	(2,932)	(1,160)	898	149	1,047	4,532	(2,676)	(498)	1,358	101	1,459
Asset Management and Services	4,935	(3,423)	(207)	1,305	5	1,310	5,264	(3,369)	(7)	1,888	27	1,915
Corporate and Investment Banking												
Advisory & Capital Markets	2,066	(2,607)	(2,122)	(2,663)	26	(2,637)	5,567	(3,588)	(65)	1,914	46	1,960
Financing	2,907	(1,104)	(355)	1,448		1,448	2,604	(1,197)	37	1,444	51	1,495
Other Activities [3]	194	(628)	(76)	(510)	325	(185)	1,403	(426)	14	991	210	1,201
Total Groupe	27,376	(18,400)	(5,752)	3,224	700	3,924	31,037	(18,764)	(1,725)	10,548	510	11,058

- Assets and liabilities by business segment [1]

In millions of euros	31 December 2008				31 December 2007			
	Assets	- of which goodwill on acquisitions during the period	- of which investments in associates	Liabilities	Assets	- of which goodwill on acquisitions during the period	- of which investments in associates	Liabilities
French Retail Banking [2]	147,785	-	6	143,769	135,771	46	6	129,645
BNL banca commerciale [2]	76,454	-	14	71,099	72,271	96	13	67,493
International Retail Services	201,766	406	697	185,514	179,197	25	1,123	164,305
Asset Management and Services	178,483	38	415	171,911	199,261	294	403	191,666
Corporate and Investment Banking	1,422,387	168	7	1,410,971	1,070,848	22	7	1,057,618
Other Activities [3]	48,676	-	1,504	44,422	37,106	-	1,781	31,138
Total Groupe	2,075,551	612	2,643	2,027,686	1,694,454	483	3,333	1,641,865

(1) The BNP Paribas Group has adapted its capital allocation procedures further to the adoption of the Basel II capital adequacy ratio as of 1 January 2008. This measure modifies normative equity and hence pre-tax earnings for each segment. In order to provide a meaningful comparison between reporting periods 2007 and 2008, the figures for 2007 have been restated.
(2) French Retail Banking and BNL banca commerciale after the reallocation within AMS of one-third of Private Banking activities in France and Italy.
(3) Including Klépierre and the entities ordinarily known as BNP Paribas Capital.

- Information by geographic area

The geographic split of segment results, assets and liabilities is based on the region in which they are recognised for accounting purposes and does not necessarily reflect the counterparty's nationality or the location of operations.

- Revenues by geographic area

In millions of euros	Year to 31 Dec. 2008	Year to 31 Dec. 2007
France	12,283	14,446
Other European Countries	8,461	9,737
Americas	4,031	4,197
Asia - Oceania	1,255	1,707
Other countries	1,346	950
Total	**27,376**	**31,037**

- Assets and liabilities by geographic area

In millions of euros	31 December 2008		31 December 2007	
	Total segment assets	Goodwill on acquisitions during the period	Total segment assets	Goodwill on acquisitions during the period
France	1,224,663	9	969,771	75
Other European Countries	435,592	54	370,598	381
Americas	256,833	465	217,777	-
Asia - Oceania	127,933	84	113,306	18
Other countries	30,530	-	23,002	9
Total	**2,075,551**	**612**	**1,694,454**	**483**

4. RISK MANAGEMENT AND CAPITAL ADEQUACY

2008 was marked by the implementation of Pillar 3 of the Basel framework, which introduced new requirements concerning risk transparency. BNP Paribas has decided to combine the information about the Group required under IFRS 7 and Pillar 3 of Basel II, in order to ensure maximum consistency and clarity.

The Group calculates the risks related to its banking activities using methods approved by the French banking supervisor under Pillar 1. The scope covered by the methods (called the "prudential scope") is discussed in note 8.b, "Scope of consolidation."

In addition to the regulatory-required information about its banking risks, BNP Paribas has provided information about the risks related to its insurance business, which is given in note 4.i, "Insurance risks."

4.a RISK MANAGEMENT ORGANISATION

Risk management is key in the business of banking. At BNP Paribas, operating methods and procedures throughout the organisation are geared towards effectively addressing this matter. The entire process is supervised primarily by the Group Risk Management Department (GRM), which is responsible for measuring and controlling risks at Group level. GRM is independent from the divisions, business lines and territories and reports directly to Group Executive Management. The Group Compliance department (GC) monitors operational and reputation risk as part of its responsibility for permanent controls.

While front-line responsibility for managing risks lies with the divisions and business lines that propose the underlying transactions, GRM is responsible for providing assurance that the risks taken by the Bank comply and are compatible with its risk policies and its profitability and rating objectives. GRM, and GC for operational and reputation risk, perform continuous, generally ex-ante controls that are fundamentally different from the periodic, ex-post examinations of the Internal Auditors. GRM reports regularly to the Internal Control and Risk Management Committee of the Board on its main findings, as well as on the methods used by GRM to measure these risks and consolidate them on a Group-wide basis. GC reports to the Committee on issues relevant to its remit, particularly those concerning operational risk, financial security, reputation risk and permanent controls.

GRM covers risks resulting from the Group's business operations. It intervenes at all levels in the risk taking and monitoring process. Its remit includes formulating recommendations concerning risk policies, analysing the loan portfolio on a forward-looking basis, approving corporate loans and trading limits, guaranteeing the quality and effectiveness of monitoring procedures, defining and/or validating risk measurement methods, and producing comprehensive and reliable risk reporting data for Group management. GRM is also responsible for ensuring that all the risk implications of new businesses or products have been adequately evaluated. These evaluations are performed jointly by the sponsoring business line and all the functions concerned (Group Tax Department, Group Legal Department, Finance and Development, Group Compliance and Information Technology and Processes). The quality of the validation process is overseen by GRM which reviews identified risks and the resources deployed to mitigate them, as well as defining the minimum criteria to be met to ensure that growth is based on sound business practices. GC has identical responsibilities as regards operational and reputation risk. It plays an important oversight and reporting role in the process of validating new products or business activities and exceptional transactions.

4.b RISK CATEGORIES

The risk categories reported by BNP Paribas evolve in line with methodological developments and regulatory requirements.

All the risk categories discussed below are managed by BNP Paribas. However, no specific capital requirement is identified for reputation and strategy risk as these are risks that may lead to a change in share price which is borne directly by the shareholders and cannot be protected by the Bank's capital.

Reputation risk is contingent on other risks and, apart from market rumours leading to a change in share price, its impacts are included in estimated losses incurred for other risk categories.

Similarly, strategy risk arising from the strategic decisions published by the Bank, which could give rise to a change in share price, is a matter for the highest level of governance and is the shareholder's responsibility.

The implementation of regulatory definitions in accordance with the new Basel Accord (International Convergence of Capital Measurement and Capital Standard), or Basel II, is discussed in parts 4.d to 4.f of this section.

CREDIT AND COUNTERPARTY RISK

Credit risk is the risk of incurring an economic loss on loans and receivables (existing or potential due to commitments given) resulting from a change in the credit quality of the Bank's debtors, which can ultimately result in default. The probability of default and the expected recovery on the loan or receivable in the event of default are key components of the credit quality assessment.

Credit risk is measured at portfolio level, taking into account correlations between the values of the loans and receivables making up the portfolio concerned.

Credit risk arises in relation to lending operations as well as market, investment and/or payment transactions that potentially expose the Bank to the risk of default by the counterparty. Counterparty risk is the risk that the other party in a derivative transaction will default. The amount of this risk may vary over time in line with market parameters that impact the value of the underlying market instrument.

MARKET RISK

Market risk is the risk of incurring an economic loss of value due to adverse trends in market factors, whether directly tradable or not.

Tradable market factors include, but are not limited to, exchange rates, interest rates, prices of securities and commodities, prices of derivatives, prices of other goods, and other factors that can be directly inferred from them, such as credit spreads, volatilities and implied correlations.

Non-tradable factors are those based on working assumptions such as parameters contained in models or based on statistical analysis, such as correlations.

Liquidity is an important component of market risk. In times of limited or no liquidity, instruments or goods may not be tradable or may not be tradable at their estimated value. This may arise, for example, due to low transaction volumes, legal restrictions or a strong imbalance between demand and supply for certain assets.

OPERATIONAL RISK

Operational risk is the risk of incurring an economic loss due to inadequate or failed internal processes, or due to external events, whether deliberate, accidental or natural occurrences. Management of operational risk is based on an analysis of the "cause – event – effect" chain.

Internal processes giving rise to operational risk may involve employees and/or IT systems. External events include, but are not limited to floods, fire, earthquakes and terrorist attacks. Credit or market events such as default or fluctuations in value do not fall within the scope of operational risk.

Operational risk encompasses human resources risks, legal risks, tax risks, information system risks, misprocessing risks, risks related to published financial information and the financial implications resulting from reputation and compliance risks.

Compliance and reputation risk

According to French regulations, compliance risk is the risk of legal, administrative or disciplinary sanctions, together with the financial loss that a bank may suffer as a result of its failure to comply with all the laws, regulations, codes of conduct and standards of good practice applicable to banking and financial activities (including instructions given by an executive body, particularly in application of guidelines issued by a supervisory body).

By definition, this risk is a sub-category of operational risk. However, as certain implications of compliance risk involve more than a purely financial loss and may actually damage the institution's reputation, the Bank treats compliance risk separately.

Reputation risk is the risk of damaging the trust placed in a corporation by its customers, counterparties, suppliers, employees, shareholders, regulators and any other stakeholder whose trust is an essential condition for the corporation to carry out its day-to-day operations.

Reputation risk is primarily contingent on all the other risks borne by the Bank.

ADDITIONAL INFORMATION ABOUT RISK DEFINITIONS

Although a lot of material has been written on the classification of banking risks, and industry regulations have produced a number of widely accepted definitions, there is still no comprehensive account of all of the risks to which banks are exposed. A good deal of progress has nevertheless been made in understanding the precise nature of risks and how they interact. The interaction between these risks has not yet been quantified, but is captured by global stress scenarios. The following comments review the Group's latest conceptual developments.

- Market risk and credit/counterparty risk

In fixed income trading books, credit instruments are valued on the basis of bond yields and credit spreads, which represent market parameters in the same way as interest rates or exchange rates. The credit risk arising on the issuer of the debt instrument is therefore a component of market risk known as issuer risk.

Issuer risk is different from counterparty risk. In the case of credit derivatives, issuer risk corresponds to the credit risk on the underlying asset, whereas counterparty risk represents the credit risk on the third party with whom the derivative was contracted. Counterparty risk is a credit risk, while issuer risk is a component of market risk.

- Operational risk, credit risk and market risk

Operational risk arises from inadequate or failed internal processes of all kinds, ranging from loan origination and market risk-taking to transaction execution and risk oversight.

However, human decisions taken in compliance with applicable rules and regulations cannot give rise to operational risk, even when they involve an error of judgment.

Residual risk, defined by internal control regulations as the risk that credit risk mitigation techniques prove less efficient than expected, is considered to derive from an operational failure and is therefore a component of operational risk.

ASSET-LIABILITY MANAGEMENT RISK

Asset-liability management risk is the risk of incurring an economic loss as a result of mismatches in interest rates, maturities or nature between assets and liabilities. For banking activities, asset-liability management risk arises in non-trading portfolios and primarily relates to global interest rate risk. For insurance activities, it also includes the risk of mismatches arising from changes in the value of shares and other assets (particularly property) held by the general insurance fund.

REFINANCING (LIQUIDITY) RISK

Liquidity and refinancing risk is the risk of the Bank being unable to fulfil its obligations at an acceptable price in a given place and currency.

INSURANCE SUBSCRIPTION RISK

Insurance subscription risk corresponds to the risk of a financial loss caused by a sudden, unexpected increase in insurance claims. Depending on the type of insurance business (life, personal risk or annuities), this risk may be statistical, macro-economic or behavioural, or may be related to public health issues or natural disasters. It is not the main risk factor arising in the life insurance business, where asset-liability management risk is predominant.

BREAKEVEN RISK

Breakeven risk is the risk of incurring an operating loss due to a change in the economic environment leading to a decline in revenue coupled with insufficient cost-elasticity.

STRATEGY RISK

Strategy risk is the risk that the Bank's share price may fall because of its strategic decisions.

CONCENTRATION RISK

Concentration risk and its corollary, diversification effects, are embedded within credit, market and operational risks using the correlation parameters taken into account by the corresponding risk models.

It is assessed at consolidated Group level and at financial conglomerate level.

SUMMARY OF RISKS

- Risk monitored by the BNP Paribas Group:

Risks likely to affect the Group's solvency	Risks likely to affect the Group's value (share price)	Pillar 1		ICAAP [4] (Pillar 2)		Additional risk identified by BNP Paribas
		Risk covered	Measurement method	Risk covered	Measurement and management method	
Credit risk		✓	Basel II	✓	Economic Capital	
Equity risk		✓	Basel II	✓	Economic Capital	
Operational risk		✓	Basel II	✓	Economic Capital	
Market risk		✓	Basel II	✓	Economic Capital	
Concentration risk [1]				✓	Economic Capital	
Asset & liability management risk [2]				✓	Economic Capital	
Breakeven risk				✓	Economic Capital	
Insurance risks [3], including insurance subscription risks					Economic Capital	✓
	Strategy risk			✓	Procedures; market multiples	
Refinancing (liquidity) risk				✓	Quantitative and qualitative rules; stress tests	
	Reputation risk			✓	Procedures	

(1) Concentration risk is managed within credit risk at BNP Paribas, mainly via economic capital.
(2) Asset & liability management risk comes under what the banking supervisors call global interest rate risk.
(3) Insurance risks are outside the scope of banking risks. Insurance risks include market risks, operational risks, and risks related to the sale of insurance policies.
(4) Internal Capital Adequacy Assessment Process

The capital requirements for risks monitored under Pillar 1 are included in the capital adequacy ratio calculation.

The ARC (All Reportings on Capital) system consolidates all regulatory and economic capital calculations produced by the risk management and accounting functions. It generates and circulates Basel II and economic capital reports both for internal and external communication purposes.

- Internal Capital Adequacy Assessment Process (ICAAP)

The second pillar of the new Basel II capital framework prescribes how supervisory authorities and banks can effectively assess the appropriate level of regulatory capital. The assessment must cover all the risks incurred by the Group, their sensitivity to crisis scenarios, and how they are expected to evolve in light of changes in the Group's business going forward.

BNP Paribas continues to fine-tune its tools for measuring economic capital requirements. It is also in the process of identifying the risks it believes should not be covered by a capital requirement but governed by appropriate management and control procedures. As a result of its analysis, the Group drew up the risk typology chart shown in the table above.

This internal assessment tool is regularly embedded into the Group's decision-making and management processes through more extensive use of the concept of regulatory capital and, gradually, economic capital, supported by analyses of the impact of crisis scenarios and business plans. The tool is developed at Group level and adapted to each business as appropriate. Assessments of legal entities are based on simplified approaches.

RISK FACTORS

- Risks Related to the Bank and its Industry

Deteriorating economic conditions have adversely affected the Bank's industry and the Bank's results and could in the future have a material adverse effect on the Bank's liquidity, earnings and financial condition

As a global financial institution, the Bank's businesses are highly sensitive to changes in the financial markets and economic conditions generally in Europe (especially in France and Italy), the United States, and elsewhere around the world. Adverse changes in market and economic conditions have increasingly since mid-2007 and could continue to create a challenging operating environment for financial institutions. Actual or potential such adverse changes have resulted and could result, in particular, from a deterioration in credit market conditions, regional or global recessions, fluctuations in commodity prices (including oil), increases or decreases in interest rates, inflation or deflation, and adverse geopolitical events (such as natural disasters, acts of terrorism and military conflicts).

Significant declines in housing markets globally, and particularly the United States, starting in 2007 and accelerating in 2008, with falling residential real estate prices and increasing foreclosures negatively affected the credit performance of mortgage loans and securities backed by them, particularly of the "subprime" variety, and resulted in significant write-downs of asset values by financial institutions around the world. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative and cash securities, in turn, caused many financial institutions around the world, and particularly in the United States and Europe, to seek additional capital, to merge with other institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit conditions have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility, steep declines in stock market indices and widespread reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets has adversely affected the results of operations and financial condition of financial institutions globally.

A continuation or worsening of adverse market and economic conditions could exacerbate their effects on financial institutions generally and the Bank in particular. In addition to the risks discussed elsewhere in this section, the Bank could face the following risks in connection with these events:

- Market developments and adverse economic conditions may continue to affect consumer confidence levels and cause changes in payment patterns, causing increases in delinquencies and default rates, which would increase the Bank's cost of risk. These developments and conditions could lead to a continued increase in the rate of defaults by corporate borrowers, which constitute a substantial portion of the Bank's borrower base, and continued reduction in the credit-worthiness of, or demand for credit by, corporate borrowers.

- The Bank's ability to issue debt on the market, to borrow from other financial institutions or to engage in securitization funding transactions on favorable terms or at all could be adversely affected by further disruptions in the capital markets or other events, including actions by rating agencies (such as the recently announced downgrading by Standard & Poors of the Bank's long term rating from AA+ to AA with negative outlook) and deteriorating investor expectations.

- Equity markets in France, in Europe and elsewhere may continue to decline or experience continued high or even increased volatility, which could lead to further trading and investment losses or a further decline in capital markets transactions, cash inflows and commissions from asset management.

There can be no assurance that legislative action and other measures taken by governments and regulators in France or globally will fully and promptly stabilize the financial system, and the Bank and its shareholders may be adversely affected by measures taken in connection with such legislation

In response to the financial crisis, governments and regulators have enacted legislation and taken measures to help stabilize the financial system and increase the flow of credit to the economy. These measures have included the purchase or guarantee of distressed or illiquid assets; recapitalization through the purchase of securities issued by financial institutions (including ordinary shares, preferred shares, or hybrid or quasi-equity instruments); government guarantees of debt issued by financial institutions; and government-sponsored mergers and acquisitions of and divestments by financial institutions. In France, the government is implementing a program in two parts: the creation of a liquidity facility for financial institutions through a French State-guaranteed special purpose company, and the purchase by another French State-guaranteed special purpose company of preferred shares or hybrid super-subordinated securities issued by financial institutions. In each case, financial institutions must undertake to make loans to finance economic activity, and to abide by ethical obligations relating to themselves and their management (including compensation policy). In connection with this program, on December 11, 2008, the Bank issued EUR 2.55 billion of undated super-subordinated notes, the proceeds of which constitute Tier 1 capital, to a French State-owned entity. In addition, the Bank intends to convene an extraordinary general shareholders meeting to approve the issuance of EUR 5.1 billion of non-voting preference shares to the French State, the proceeds of which would constitute "core Tier 1" capital and half the proceeds of which would be used to redeem the previously-issued undated super-subordinated notes.

There can be no assurance as to the actual impact that these measures and related actions will have on the financial markets generally and on the Bank specifically, including the extreme levels of volatility and limited credit availability that has characterized the market for some time. The failure of these measures and related actions to help stabilize the financial markets and a continuation or worsening of current financial market conditions could lead to further decreases in investor and consumer confidence, further market volatility and decline, further economic disruption and, as a result, materially and adversely affect the Bank's business, financial condition, results of operations, access to credit or the trading price of the Bank's securities.

In addition, the Bank made several undertakings to the State in connection with the above-referenced issuance of super-subordinated notes, including not to buy back shares for so long as the notes are held by the State (except buybacks necessary to deliver shares under employee shareholding programs or in connection with the the Bank's ordinary course business), and to increase by 4% in 2009 its outstanding loans to borrowers in France. The increased lending commitment could expose the Bank to further credit risk to the extent it entails any lowering of lending standards. The limitation on share buy-backs and potentially, as has been required in connection with government assistance in countries other than France, on dividend payments, could reduce the returns to the Bank's shareholders. Finally, a number of conditions were required by the European Commission in connection with its finding that the French bank recapitalization program was compatible with European State aid regulations. If these conditions were not respected by the French State or the Bank, the Bank could be become ineligible for future State aid or be required to reimburse aid already received.

The Bank may incur significant losses on its trading and investment activities due to market fluctuations and volatility

The Bank maintains trading and investment positions in the debt, currency, commodity and equity markets, and in private equity, property and other assets. These positions could be adversely affected by volatility in financial and other markets, i.e. the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. The capital and credit markets have been experiencing unprecedented volatility and disruption since mid-2007 and particularly since the bankruptcy filing of Lehman Brothers in mid-September 2008, and as a result the Bank incurred significant losses on its trading and investment activities in the fourth quarter of 2008. There can be no assurance that this extreme volatility and market disruption will not continue in the near future and that the Bank will not continue to incur substantial losses on its trading activities as a result. Volatility trends that prove substantially different from the Bank's expectations may lead to losses relating to a broad range of other trading and hedging products the Bank uses, including swaps, forwards and futures, options and structured products.

To the extent that the Bank owns assets, or has net long positions, in any of those markets, a market downturn could result in losses from a decline in the value of its positions. Conversely, to the extent that the Bank has sold assets that it does not own, or has net short positions, in any of those markets, a market upturn could expose it to potentially unlimited losses as it attempts to cover its net short positions by acquiring assets in a rising market. The Bank may from time to time have a trading strategy of holding a long position in one asset and a short position in another, from which it expects to earn net revenues based on changes in the relative value of the two assets. If, however, the relative value of the two assets changes in a direction or manner that the Bank did not anticipate or against which it is not hedged, the Bank might realize a loss on those paired positions. Such losses, if significant, could adversely affect the Bank's results of operations and financial condition.

A substantial increase in new provisions or a shortfall in the level of previously recorded provisions could adversely affect the Bank's results of operations and financial condition

In connection with its lending activities, the Bank regularly establishes provisions for loan losses, which are recorded in its profit and loss account under "cost of risk." The Bank's overall level of provisions is based on its assessment of prior loss experience, the volume and type of lending being conducted, industry standards, past due loans, economic conditions and other factors related to the recoverability of various loans. Although the Bank uses its best efforts to establish an appropriate level of provisions, its lending businesses may have to increase their provisions for loan losses substantially in the future as a result of increases in non-performing assets or for other reasons, as was the case in the second half of 2008. Any significant increase in provisions for loan losses or a significant change in the Bank's estimate of the risk of loss inherent in its portfolio of non-impaired loans, as well as the occurrence of loan losses in excess of the related provisions, could have a material adverse effect on the Bank's results of operations and financial condition.

The Bank may generate lower revenues from brokerage and other commission- and fee-based businesses during market downturns

The recent market downturn has led to a decline in the volume of transactions that the Bank executes for its clients and, therefore, to a decline in its net banking income from this activity. There can be no assurance that this trend will not continue in the future. In addition, because the fees that the Bank charges for managing its clients' portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of its clients' portfolios or increases the amount of withdrawals would reduce the revenues the Bank receives from its asset management, equity derivatives and private banking businesses.

Even in the absence of a market downturn, below-market performance by the Bank's mutual funds may result in increased withdrawals and reduced inflows, which would reduce the revenues the Bank receives from its asset management business.

Protracted market declines can reduce liquidity in the markets, making it harder to sell assets and possibly leading to material losses

In some of the Bank's businesses, protracted market movements, particularly asset price declines, can reduce the level of activity in the market or reduce market liquidity. These developments can lead to material losses if the Bank cannot close out deteriorating positions in a timely way. This is especially the case for assets the Bank holds for which there are not very liquid markets to begin with. Assets that are not traded on stock exchanges or other public trading markets, such as derivatives contracts between banks, may have values that the Bank calculates using models rather than publicly-quoted prices. Monitoring the deterioration of prices of assets like these is difficult and could lead to losses that the Bank did not anticipate.

Significant interest rate changes could adversely affect the Bank's net banking income or profitability

The amount of net interest income earned by the Bank during any given period significantly affects its overall net banking income and profitability for that period. Interest rates are sensitive to many factors beyond the Bank's control. Changes in market interest rates could affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. Any adverse change in the yield curve could cause a decline in the Bank's net interest income from its lending activities. In addition, maturity mismatches and increases in the interest rates relating to the Bank's short-term financing may adversely affect the Bank's profitability.

The soundness and conduct of other financial institutions and market participants could adversely affect the Bank

The Bank's ability to engage in funding, investment and derivative transactions could be adversely affected by the soundness of other financial institutions or market participants. Financial services institutions are interrelated as a result of trading, clearing, counterparty, funding or other relationships. As a result, defaults, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to further losses or defaults. The Bank has exposure to many counterparties in the financial industry, directly and indirectly, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients, with which it regularly executes transactions. Many of these transactions expose the Bank to credit risk in the event of default of a group of the Bank's counterparties or clients. In addition, the Bank's credit risk may be exacerbated when the collateral held by it cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to the Bank.

In addition, misconduct by financial market participants can have a material adverse effect on financial institutions due to the interrelated nature of the financial markets. A recent example is the fraud allegedly perpetrated by Bernard Madoff, as a result of which numerous financial institutions globally, including the Bank, have announced losses or exposure to losses in substantial amounts. Potentially significant additional potential exposure is also possible in the form of litigation of various types, claims in the context of the bankruptcy proceedings of Bernard Madoff Investment Services (BMIS), and other potential claims relating to counterparty or client investments made, directly or indirectly, in BMIS or other entities controlled by Bernard Madoff.

There can be no assurance that any losses resulting from the risks summarized above will not materially and adversely affect the Bank's results of operations.

The Bank's competitive position could be harmed if its reputation is damaged

In the highly competitive environment arising from globalization and convergence in the financial services industry, a reputation for financial strength and integrity is critical to the Bank's ability to attract and retain customers. The Bank's reputation could be harmed if it fails to adequately promote and market its products and services. The Bank's reputation could also be damaged if, as it increases its client base and the scale of its businesses, the Bank's comprehensive procedures and controls dealing with conflicts of interest fail, or appear to fail, to address conflicts of interest properly. At the same time, the Bank's reputation could be damaged by, employee misconduct, misconduct by market participants or funds to which the Bank is exposed, a decline in, a restatement of, or corrections to its financial results, as well as any adverse legal or regulatory action. The loss of business that could result from damage to the Bank's reputation could have an adverse effect on its results of operations and financial position.

An interruption in or a breach of the Bank's information systems may result in lost business and other losses

As with most other banks, BNP Paribas relies heavily on communications and information systems to conduct its business. Any failure or interruption or breach in security of these systems could result in failures or interruptions in the Bank's customer relationship management, general ledger, deposit, servicing and/or loan organization systems. The Bank cannot provide assurances that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions could have an adverse effect on the Bank's financial condition and results of operations.

Unforeseen external events can interrupt the Bank's operations and cause substantial losses and additional costs

Unforeseen events such as severe natural disasters, terrorist attacks or other states of emergency could lead to an abrupt interruption of the Bank's operations and, to the extent not covered by insurance, could cause substantial losses. Such losses can relate to property, financial assets, trading positions and key employees. Such unforeseen events could also lead to additional costs (such as relocation of employees affected) and increase the Bank's costs (particularly insurance premiums).

The Bank is subject to extensive supervisory and regulatory regimes in the countries in which it operates

Regulatory compliance risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry. Non-compliance could lead to fines, public reprimand, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of operating licences.

The Group's businesses and earnings can be affected by fiscal measures and other policies adopted by regulatory authorities in France and other European Union countries, foreign governments or international agencies. The agencies regulating the financial services industry also periodically adopt changes to their regulations. The nature and impact of future changes in such policies and regulatory measures are unpredictable and are beyond the Group's control. In light of current conditions in financial markets, regulators have increased their focus on the regulation of the financial services industry and are considering substantial changes to applicable regulatory regimes. The Bank is unable to predict the nature and extent of possible future changes to regulations applicable to it. Any such changes could affect the Bank in substantial and unpredictable ways and could have an adverse effect on its business, financial condition and results of operations. Compliance with such regulation may increase the Bank's costs and limit its ability to pursue business opportunities. Such changes could include, but are not limited to, the following:

- the monetary, interest rate and other policies of central banks and regulatory authorities;
- general changes in government or regulatory policy that may significantly influence investor decisions in particular markets in which the Group operates;
- general changes in regulatory requirements, for example, prudential rules relating to applicable capital adequacy frameworks;
- changes in tax legislation or the application thereof;
- changes in competitive environment and prices;
- changes in the financial reporting environment; and
- expropriation, nationalization, confiscation of assets and changes in legislation relating to foreign ownership.

Notwithstanding the Bank's risk management policies, procedures and methods, it could still be exposed to unidentified or unanticipated risks, which could lead to material losses

The Bank has devoted significant resources to developing its risk management policies, procedures and assessment methods and intends to continue to do so in the future. Nonetheless, the Bank's risk management techniques and strategies may not be fully effective in mitigating its risk exposure in all economic market environments or against all types of risk, particularly risks that the Bank may have failed to identify or anticipate. The Bank's ability to assess the creditworthiness of its customers or to estimate the values of its assets may be impaired if, as a result of market turmoil such as that experienced in the recent period, the models and approaches it uses become less predictive of future behaviors, valuations, assumptions or estimates. Some of the Bank's qualitative tools and metrics for managing risk are based on its use of observed historical market behavior. The Bank applies statistical and other tools to these observations to arrive at quantifications of its risk exposures. The process the Bank uses to estimate losses inherent in its credit exposure or estimate the value of certain assets requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of its borrowers to repay their loans or impact the value of assets, which may in periods of market disruption not be capable of accurate estimation and which may, in turn, impact the reliability of the process. These tools and metrics may fail to predict future risk exposures, e.g. if the Bank does not anticipate or correctly evaluate certain factors in its statistical models, or upon the occurrence of an event deemed extremely unlikely by the tools and metrics. This would limit the Bank's ability to manage its risks. The Bank's losses could therefore be significantly greater than the historical measures indicate. In addition, the Bank's quantified modelling does not take all risks into account. Its more qualitative approach to managing certain risks could prove insufficient, exposing it to material unanticipated losses.

The Bank's hedging strategies may not prevent losses

If any of the variety of instruments and strategies that the Bank uses to hedge its exposure to various types of risk in its businesses is not effective, the Bank may incur losses. Many of its strategies are based on historical trading patterns and correlations. For example, if the Bank holds a long position in an asset, it may hedge that position by taking a short position in another asset where the short position has historically moved in a direction that would offset a change in the value of the long position. However, the hedge may only be partial, or the strategies used may not protect against all future risks or may not be fully effective in mitigating the Bank's risk exposure in all market environments or against all types of risk in the future. Unexpected market developments may also reduce the effectiveness of the Bank's hedging strategies. In addition, the manner in which gains and losses resulting from certain ineffective hedges are recorded may result in additional volatility in the Bank's reported earnings.

The Bank may have difficulty in identifying and executing acquisitions, which could materially harm the Bank's results of operations

The Bank believes that external growth opportunities form part of its overall strategy. This strategy involves numerous risks. Although the Bank undertakes an in-depth analysis of the companies it plans to acquire, it is generally not feasible for these analyses to be complete in all respects. As a result, the Bank may assume unanticipated liabilities, or an acquired entity may not perform as well as expected. It is also possible that some or all of the planned synergies do not arise or that an acquisition leads to higher-than-expected costs. In addition, the Bank might have difficulty integrating an acquired entity. Failure to complete announced business combinations or failure to integrate acquired businesses successfully into those of the Bank could have a material adverse effect on the Bank's profitability or prospects. It could also lead to departures of key employees, or give rise to increased costs and reduced profitability if the Bank felt compelled to offer them financial incentives to remain.

Intense competition, especially in the Bank's home market of France, where it has the largest single concentration of its businesses, could adversely affect the Bank's net banking income and profitability

Competition is intense in all of the Bank's primary business areas in France and the other countries in which it conducts large portions of its business, including other European countries and the United States. In addition, competition in the Bank's industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions. If the Bank is unable to respond to the competitive environment in France or in its other major markets by offering attractive and profitable product and service solutions, it may lose market share in key areas of its business or incur losses on some or all of its activities. In addition, downturns in the French economy could add to the competitive pressure, through, for example, increased price pressure and lower business volumes for the Bank and its competitors. In addition, new lower-cost competitors may enter the market, which may not be subject to the same capital or regulatory requirements or may have other inherent regulatory advantages and, therefore, may be able to offer their products and services on more favorable terms. It is also possible that the increasing presence in the global marketplace of nationalized financial institutions, or financial institutions benefiting from State guarantees or other similar advantages, could lead to distortions in competition in a manner adverse to private-sector institutions such as the Bank.

4.c RISK MANAGEMENT AND CAPITAL ADEQUACY

The BNP Paribas Group is required to comply with the French regulations that transpose European Union capital adequacy directives (Directive on the Capital Adequacy of Investment Firms and Credit Institutions and Financial Conglomerates Directive) into French law.

In the various countries in which the Group operates, BNP Paribas also complies with specific regulatory ratios in line with procedures controlled by the relevant supervisory authorities. These ratios mainly address the issues of capital adequacy, risk concentration, liquidity and asset/liability mismatches.

Until 31 December 2007, the Group's capital adequacy ratio was calculated in accordance with Comité de la Réglementation Bancaire et Financière (CRBF) regulation 91-05 dated 15 February 1991, i.e. total regulatory capital expressed as a percentage of the sum of:

- risk-weighted assets;
- the regulatory capital requirement for market risks, multiplied by 12.5.

Since 1 January 2008, the capital adequacy ratio has been calculated in accordance with the decree issued by the Ministry of the Economy, Finance and Industry on 20 February 2007 introducing the Basel II capital adequacy ratio, i.e. regulatory capital expressed as a percentage of the sum of:

- risk-weighted assets calculated using the standardised approach or the internal ratings based approach depending on the entity or Group business concerned;
- the regulatory capital requirement for market and operational risks, multiplied by 12.5. The capital requirement for operational risk is measured using the basic indicator, standardised or advanced measurement approach, depending on the Group entity concerned.

REGULATORY CAPITAL

- Breakdown of regulatory capital

Regulatory capital is determined in accordance with Comité de la Réglementation Bancaire et Financière (CRBF) regulation 90-02 dated 23 February 1990. It comprises three components – Tier 1 capital, Tier 2 capital and Tier 3 capital – determined as follows:

- Core capital (Tier 1) corresponds to consolidated equity (excluding unrealised or deferred gains and losses), adjusted for certain items known as "prudential filters". The main adjustments consist of (i) deducting the planned dividend for the year, as well as goodwill and other intangibles, (ii) excluding consolidated subsidiaries that are not subject to banking regulations – mainly insurance companies – and (iii) applying limits to the eligibility of certain securities, such as undated super subordinated notes.
- Supplementary capital (Tier 2) comprises some subordinated debt and any positive credit and counterparty risk valuation differences between provisions for incurred losses taken under the book method and expected losses on credit exposure measured using the internal ratings based approach.
- A discount is applied to subordinated debt with a maturity of less than five years, and dated subordinated debt included in Tier Two capital is capped at the equivalent of 50% of Tier 1 capital. Total Tier 2 capital is capped at the equivalent of 100% of Tier 1 capital.
- Tier 3 capital comprises subordinated debt with shorter maturities and can only be used to cover a certain proportion of market risks.
- The following items are deducted for the purpose of calculating regulatory capital, half from Tier 1 capital and half from Tier 2 capital: (i) the carrying amount of investments in credit institutions and finance companies accounted for by the equity method; (ii) the regulatory capital of credit institutions and finance companies more than 10% owned by the Group; (iii) the portion of expected losses on credit exposure measured using the internal ratings based approach which is not covered by provisions and value adjustments.

- Amount of regulatory capital

In millions of euros	31 December 2008 (Basel II)	31 December 2007 (Basel I) [(2)]
Shareholders' equity before appropriation of income	**53,228**	**53,799**
Share capital, retained earnings and similar	42,707	47,056
Undated super subordinated notes and similar securities	10,521	6,743
Minority interests before appropriation of income	**5,740**	**5,594**
Share capital, retained earnings and similar	3,492	3,302
Preferred shares	2,248	2,292
Regulatory deductions and other items	**(17,169)**	**(21,792)**
Intangible assets (including goodwill)	(12,854)	(12,342)
Other regulatory deductions (1)	(4,315)	(9,450)
TIER 1 CAPITAL	**41,799**	**37,601**
Tier 2 capital	**17,951**	**19,224**
of which positive difference between provisions and expected losses	*1,620*	
Tier 2 regulatory deductions	**(1,003)**	**(3,254)**
Allocated Tier 3 capital	**752**	**1,013**
REGULATORY CAPITAL	**59,499**	**54,584**

(1) Deductions in respect of insurance companies, investments in credit institutions and finance companies accounted for by the equity method, subordinated debt of credit institutions held by the Bank and other items, including the dividend to be recommended at the Annual General Meeting of shareholders.

(2) European Capital Ratio

Under Basel II, any positive difference between provisions and expected losses over one year is considered to be a component of Tier 2 capital. At 31 December 2008, this difference amounted to EUR 1,620 million.

CAPITAL RATIO

Under the European Union regulation transposed into French law by regulation 91-05, the Group's capital adequacy ratio must at all times be at least 8%, including a Tier One ratio of at least 4%. Under United States capital adequacy regulations, BNP Paribas is qualified as a Financial Holding Company and as such is required to have a capital adequacy ratio of at least 10%, including a Tier One ratio of at least 6%.

Ratios are monitored and managed centrally, on a consolidated basis, at Group level. Where a French or international entity is required to comply with banking regulations at its own level, its ratios are also monitored and managed directly by the entity.

- Capital management and planning

Capital adequacy ratios are managed prospectively on a prudent basis that takes into account the Group's profitability and growth targets. The Group maintains a balance sheet structure that allows it to finance business growth on the best possible terms while preserving its very high quality credit rating. In line with the commitment to offering shareholders an optimum return on their investment, the Group places considerable emphasis on efficiently investing equity capital and attentively managing the balance between financial strength and shareholder return. In 2007 and 2008, the BNP Paribas Group's capital adequacy ratios complied with regulatory requirements and its own targets.

Regulatory capital levels are managed using information produced during the budget process, including forecast growth in earnings and risk-weighted assets, planned acquisitions, planned issues of hybrid capital instruments and exchange rate assumptions. Changes in ratios are reviewed by the Group's executive management at quarterly intervals and whenever an event occurs or a decision is made that will materially affect consolidated ratios.

4.d CREDIT AND COUNTERPARTY RISK

The following table shows all the BNP Paribas Group's financial assets, including fixed-income securities, which are exposed to credit and counterparty risk. Credit risk exposure does not include collateral and other security taken by the Group in its lending business or purchases of credit protection. It is based on the carrying value of financial assets recognised on the balance sheet. Exposure to counterparty risk represents the amount of exposure at default on derivative instruments and securities lending/borrowing transactions.

Exposure to credit and counterparty risk by Basel asset class

In millions of euros	Standardised approach		IRBA		Total		Total
	Credit risk	Counterparty risk (***)	Credit risk	Counterparty risk (***)	Credit risk	Counterparty risk (***)	
Central governments and central banks	16,678	12	82,310	11,342	98,988	11,354	110,342
Corporates	130,434	1,489	317,213	56,043	447,647	57,532	505,179
Institutions*	33,828	966	95,996	37,022	129,824	37,988	167,812
Retail	144,312	-	121,128	-	265,440	-	265,440
Securitisation positions	5,412	-	25,499	-	30,911	-	30,911
Other non credit-obligation assets**	76,766	-	-	-	76,766	-	76,766
Total exposure	407,430	2,467	642,146	104,407	1,049,576	106,874	1,156,450

The table above shows the entire prudential scope based on the asset classes defined in article 40-1 of the decree of 20 February 2007 on capital requirements for credit institutions and investment firms.

(*) The Basel II Institutions asset class comprises credit institutions and investment firms, including those recognised in other countries. It also includes some exposures to regional and local authorities, public sector agencies and multilateral development banks that are not treated as central government authorities.
(**) Other non credit-obligation assets include tangible assets and accrued income and other assets.
(***) The method used to calculate this exposure has been approved by the French banking supervisor and was not audited by the Group's statutory auditors.

The credit risk exposure shown in the table above represents the gross amount before impairment of deposit accounts with central banks and post office banks (EUR 39 billion), loans granted to customers (EUR 509 billion), and credit institutions (EUR 69 billion), fixed-income securities classified as "available-for-sale financial assets", "held-to-maturity financial assets" or designated as at fair value through profit or loss (EUR 135 billion), remeasurement adjustment on interest-rate risk hedged portfolios (EUR 3 billion), property, plant and equipment, and investment property (EUR 25 billion), accrued income and other assets (EUR 82 billion), and financing and guarantee commitments given (EUR 307 billion). Exposure to repo transactions (EUR - 33 billion) and exposure not included in the prudential covered scope (EUR - 86 billion) have been deducted from these amounts.

CREDIT RISK

- Management of credit risk - lending activities

- General credit policy and control and provisioning procedures

The Bank's lending activities are governed by the Global Credit Policy approved by the Risk Policy Committee, chaired by the Chief Executive Officer. The purpose of the Committee is to determine the Group's risk management strategy. The policy is underpinned by core principles related to compliance with the Group's ethical standards, clear definition of responsibilities, the existence and implementation of procedures and thorough analysis of risks. It is rolled down in the form of specific policies tailored to each type of business or counterparty.

- Decision-making procedures

A system of discretionary lending limits has been established, under which all lending decisions must be approved by a formally designated member of GRM. Approvals are systematically evidenced in writing, either by means of a signed approval form or in the minutes of formal meetings of a Credit Committee. Discretionary lending limits correspond to aggregate commitments by business group and vary according to internal credit ratings and the specific nature of the business concerned. Certain types of lending commitments, such as loans to banks, sovereign loans and loans to customers operating in certain industries, are required to be passed up to a higher level for approval. In addition, an industry expert or designated specialist may also be required to sign off on the loan application. In Retail Banking, simplified procedures are applied, based on statistical decision-making aids.

Loan applications must comply with the Bank's Global Credit Policy and with any specific policies, and must in all cases comply with the applicable laws and regulations. In particular, before making any commitments BNP Paribas carries out an in-depth review of any known development plans of the borrower, and ensures that it has thorough knowledge of all the structural aspects of the borrower's operations and that adequate monitoring will be possible.

The Group Credit Committee, chaired by one of the Chief Operating Officers or the head of GRM, has ultimate decision-making authority for all credit and counterparty risks.

- Monitoring procedures

A comprehensive risk monitoring and reporting system has been established, covering all Group entities. The system is organised around Control and Reporting units which are responsible for ensuring that lending commitments comply with the loan approval decision, that credit risk reporting data are reliable and that risks accepted by the Bank are effectively monitored. Daily exception reports are produced and various forecasting tools are used to provide early warnings of potential escalations of credit risks. Monitoring is carried out at different levels, generally reflecting the organisation of discretionary lending limits. Depending on the level, the monitoring teams report to GRM or to the Group Debtor Committee. This Committee meets at monthly intervals to examine all sensitive or problem loans in excess of a certain amount. Its responsibilities include deciding on any adjustments to impairment provisions, based on the recommendations of the business line and GRM. A tailored system is applied in the Retail Banking business.

- Impairment procedures

GRM reviews all corporate, bank and sovereign loans in default at monthly intervals to determine the amount of any impairment loss to be recognised, either by reducing the carrying amount or by recording a provision for impairment, depending on the applicable accounting standards. The amount of the impairment loss is based on the present value of probable net recoveries, including from the realisation of collateral.

In addition, a collective impairment is established for each core business on a statistical basis. A committee comprising the Core Business Director, the Group Chief Financial Officer and the head of GRM meets quarterly to determine the amount of the impairment. This is based on simulations of losses to maturity on portfolios of loans whose credit quality is considered as impaired, but where the customers in question have not been identified as in default (i.e. loans not covered by specific impairment). The simulations carried out by GRM use the parameters of the internal rating system described below.

- Internal rating system

The BNP Paribas Group has been authorised by the French banking supervisor (Commission Bancaire) to use an advanced internal ratings-based approach (IRBA) to credit risk for the retail, sovereign, bank, corporate and equity asset classes to calculate the regulatory capital requirements for CIB, FRB, Personal Finance France and BNP Paribas Securities Services (BP2S). For other businesses, the Basel II standardised method is used, based on external ratings. Each transaction and each counterparty is rated by the Group using the same methods, regardless of the model used to calculate regulatory capital requirements.

The Bank has a comprehensive internal rating system for determining risk-weighted assets used to compute capital adequacy ratios. A periodic assessment and control process has been deployed to ensure that the system is appropriate and correctly implemented. The system was formally validated by the French banking supervisor (Commission Bancaire) in December 2007.

For corporate loans, the system is based on three parameters: the counterparty's probability of default expressed via a rating, global recovery rate (or loss given default), which depends on the structure of the transaction, and the credit conversion factor (CCF), which estimates the portion of off-balance sheet exposure at risk.

There are twelve counterparty ratings. Ten cover performing clients with credit assessments ranging from "excellent" to "very concerning", and two relate to clients classified as in default, as per the definition by the banking supervisor.

Ratings are determined at least once a year, in connection with the loan approval process, drawing on the combined expertise of business line staff and GRM credit risk managers, who have the final say. High quality tools have been developed to support the rating process, including analysis aids and credit scoring systems. The decision to use these tools and the choice of technique depends on the nature of the risk.

Where external ratings exist, they are taken into account by mapping the internal rating scale against the external ratings based on the one-year default probability for each rating. The Bank's internal rating for an exposure is not necessarily the same as the external rating, and there is no strict correspondence between an external investment grade rating[4] and an internal rating equal to or higher than 5. Counterparties with a BBB- external rating may be rated 6 internally, even though an external BBB- theoretically equates to an internal 5. Annual benchmarking studies are carried out to compare internal and external ratings.

Various quantitative and other methods are used to check rating consistency and the rating system's robustness. Loans to private customers and very small businesses are rated using statistical analyses of groups of risks with the same characteristics. GRM has overall responsibility for the quality of the entire system. This responsibility is fulfilled by either defining the system directly, validating it or verifying its performance.

Loss given default is determined either using statistical models for books with the highest degree of granularity or using expert judgment based on comparative values, in line with a process similar to the one used to determine the counterparty rating for corporate books. Basel II defines loss given default as the loss that the Bank would suffer in the event of the counterparty's default in economic downturn conditions.

For each transaction, it is measured using the recovery rate for a senior unsecured exposure to the counterparty concerned, adjusted for any effects related to the transaction structure (e.g. subordination) and for the effects of any risk mitigation techniques (collateral and other security). Amounts recoverable against collateral and other security are estimated each year on a prudent basis and discounts are applied for realising security in a stressed environment.

Various credit conversion factors have been modelled by the Bank where permitted (i.e. excluding high-risk transactions where the conversion factor is 100%), either using historical internal default data or other techniques when there is insufficient historical data. Conversion factors are used to measure the off-balance sheet exposure at risk in the event of borrower default. Unlike rating and recovery rate, this parameter is assigned automatically depending on the transaction type and is not determined by the Credit Committee.

Each of the three credit risk parameters are backtested and benchmarked annually to check the system's performance for each of the Bank's business segments. Backtesting consists of comparing estimated and actual results for each parameter. Benchmarking consists of comparing the parameters estimated internally with those of external organisations.

For backtesting ratings, the default rate of populations in each rating category, or each group of risks with similar characteristics for retail banking operations, is compared with the actual default rate observed on a year by year basis. An analysis by rating policy, rating, geographical area and rating method is carried out to identify any areas where the models might be underperforming. The stability of the rating and its population is also verified. The Group has also developed backtesting techniques

[4] Defined as an external rating from AAA to BBB-.

tailored to low default portfolios to assess the appropriateness of the system, even where the number of actual defaults is very low, such as sovereigns and banks, for example. The impacts of economic cycles are also taken into account. This backtesting work has so far proved that the ratings assigned by the Group are through the cycle and that even factoring in the recent positive economic cycle, the forecast default rate is highly conservative.

For benchmarking work on non retail exposures, internal ratings are compared with the external ratings of several agencies based on the mapping between internal and external rating scales. Some 10 to 15% of the Group's corporate population has an external rating and the benchmarking studies reveal a conservative approach to internal ratings.

Back testing of global recovery rates is based mainly on analysing recovery flows on exposures in default. When an exposure has been written off, each amount recovered is discounted back to the default date and calculated as a percentage of the exposure. When an exposure has not yet been written off, the amount of provisions taken is used as a proxy for future recoveries. The recovery rate determined in this way is then compared with the forecast rate. Like the rating parameter, recovery rates are analysed on an overall basis and by rating policy and geographical area. Variances on an item by item and average basis are analysed taking into account the bimodal distribution of recovery rates. The results of these tests show that the Group's estimates are consistent with economic downturn conditions and are conservative on an average basis. Benchmarking of recovery rates is based on data pooling initiatives in which the Group takes part.

The credit conversion factor is also backtested annually, although in less detail given the small volumes of available data.

The result of all backtesting and benchmarking work is presented annually to the Chief Risk Officer and to the bodies responsible for overseeing the rating system and risk practitioners worldwide. These results and ensuing discussions are used to help set priorities in terms of developing methodology and deploying tools.

Internal estimates of risk parameters are used in the Bank's day-to-day management in line with Basel II recommendations. For example, apart from calculating capital requirements, they are used when making new loans or reviewing existing loans to measure profitability, determine collective impairment and for internal and external reporting purposes.

- Portfolio Policy

In addition to carefully selecting and evaluating individual risks, BNP Paribas follows a portfolio-based policy designed to diversify risks among borrowers, industries and countries. The results of this policy are regularly reviewed by the Risk Policy Committee, which may modify or fine-tune it as required, based on GRM's analyses and recommendations. As part of this policy, BNP Paribas uses credit risk transfer instruments (such as securitisation programmes or credit derivatives) to hedge individual risks, reduce portfolio concentration or cap potential losses from crisis scenarios. The Bank also purchases credit risks as part of its portfolio diversification and capital utilisation strategy, based on strict risk/yield ratio guidelines.

- Scope and nature of risk reporting and measurement systems

All information processes and systems used by the credit risk reporting function for producing Basel II reports have been submitted for review to the French banking supervisor (*Commission Bancaire*) as part of the IRBA approval process.

The current credit risk system is based on a two-tier architecture:

- A central tier mainly comprising the credit risk exposure consolidation system, central databases and the engine for computing regulatory capital, developed in-house.
- A local tier comprising credit risk monitoring and reporting systems owned by GRM.

- Risk mitigation techniques

Collateral and other security

The BNP Paribas Global Credit Policy stipulates how transactions should be structured in order to mitigate risk. Collateral and other security are taken into account at fair value, and only accepted as the main source of repayment in exceptional cases such as commodities financing for example; cash generated by operations is regarded as the primary source of the borrower's ability to repay. Guarantors are subject to the same rigorous upfront assessment process as primary debtors.

Banking regulations set clear guidelines for assessing the risk-mitigating effect of collateral and other security under the Basel II advanced approaches. The Bank's diversified business base means that loans are secured by many different types of collateral and security, particularly asset financing, which may be secured by aircraft, ships or real estate for example. Risk assessments also take into account direct guarantees issued by the counterparty's parent company or other guarantors such as financial institutions. Other guarantees assessed by the Bank include credit derivatives, export credit agencies and credit enhancers. Acceptance of these types of guarantees is governed by strict criteria. A guarantee is considered as mitigating a risk only when the guarantor is rated higher than the counterparty. The value of collateral or other security is only taken into account in measuring exposure if there is no strong correlation with the risk on the first-rank debtor.

BNP Paribas' system for assessing the risk-mitigating effects of collateral and other security has been validated by the French banking supervisor (*Commission Bancaire*) as part of the implementation of the new Basel II capital adequacy ratio.

Purchases of credit protection

In order to reduce the credit risk on certain portfolios, the Group carries out synthetic securitisations that transfer part of the risk to the market using credit derivatives (purchases of options or credit default swaps) contracted either via special purpose entities or directly with other banks.

The loans hedged by the credit derivatives remain on the consolidated balance sheet. BNP Paribas is exposed to counterparty risk in relation to the sellers of the credit protection. This risk is subject to the same decision-making and management process as that applied to derivatives used for other purposes.

For portfolio transactions, BNP Paribas retains part of the risk in the form of tranches which are generally junior or mezzanine.

- Diversification of exposure to credit risk

Under Basel II, the Group's gross credit risk exposure amounted to EUR 942 billion at 31 December 2008 (EUR 923 billion at 31 December 2007). This portfolio, which is analysed below in terms of diversification, comprises all exposures to credit risk shown in the table in Note 4.d, excluding securitisation positions and other non credit-obligation assets[5].

No single counterparty gives rise to an excessive concentration of credit risk, due to the size of the business and the high level industrial and geographical diversification of the client base. The breakdown of credit risks by industry and by region is presented in the charts below.

[5] The scope covered includes loans and receivables due from customers, amounts due from credit institutions and central banks, the Group's credit accounts with other credit institutions and central banks, financing and guarantee commitments given (excluding repos) and fixed-income securities in the banking book.

- Diversification by counterparty

Diversification is a key component of the Bank's policy and is assessed by taking account of all exposure to a single business group. Diversification is achieved largely through the extent and variety of the Bank's business activities and the widespread system of discretionary lending authorities.

Diversification of commitments by counterparty is closely and regularly monitored. The risk concentration ratio is designed to ensure that the aggregate risk on beneficiaries whose individual risks each exceed 10% of net consolidated shareholders' equity does not exceed eight times the Group's capital.

BNP Paribas remains well below the concentration limits set out in the European Directive on Large Exposures. The top ten customer groups accounted for less than 4% of total exposure at 31 December 2008 (stable compared with 31 December 2007).

- Industry diversification

The breakdown of exposure by business sector is monitored carefully and supported by a forward-looking analysis for dynamic management of the Bank's exposure. It is based on the in-depth knowledge of independent sector experts who express an opinion on trends in the sectors they follow and identify the factors underlying the risks faced by the main companies in the sector. This process is adjusted by sector according to its weighting in the Group's exposure, the technical knowledge required to understand the sector, its cyclicality and degree of globalisation and the existence of any particular risk issues.

Breakdown of credit risk by Basel II asset class and by Corporate industry at 31 December 2008


Transportation & Logistics 3%
Utilities (Electricity, Gas, Water,etc.) 3%
Communications Services 1%
B to B services 5%
Central Governments and Central Banks 11%
Whosesale & Trading 4%
Metals & Mining 3%
Institutions(*) 19%
Information Technologies & Electronics 1%
Real Estate 3%
Equipment excluding IT & Electronics 2%
Energy Excluding Electricity 3%
Retaillers 2%
Construction 2%
Chemicals excluding Pharmaceuticals 1%
Retail 29%
Other 5%
Agriculture, Food, Tobacco 3%
Total exposure : EUR 942 billion

Prudential scope: exposure excluding counterparty risk, other non credit obligation assets and securitisation positions.
* The Basel II Institutions asset class comprises credit institutions and investment firms, including those recognised in other countries. It also includes some exposures to regional and local authorities, public sector agencies and multilateral development banks that are not treated as central government authorities.

The above analysis of the prudential scope rounds out the analysis of the scope of commercial loans and commitments as presented 31 December 2007.

Within this scope of commercial loans and commitments, below is a comparison of the breakdown by industry at 31 December 2007 and 31 December 2008.

Breakdown of the portfolio of commercial loans and commitments at 31 December 2008 by industry


Community and Personnal 1%
Communications Services 1%
Transportation & Logistics 4%
Utilities (Electricity, Gas, Water,etc.) 3%
B to B services 5%
Healthcare and Pharmaceuticals 1%
Finance 16%
Whosesale & Trading 5%
Metals & Mining 3%
Sovereign and Local goverment 3%
Media & Cultural Services 1%
Information Technologies & Electronics 1%
Real Estate 4%
Hotels, Tourism, Leisure 1%
Equipment excluding IT & Electronics 3%
Retail 32%
Energy Excluding Electricity 4%
Retaillers 2%
Agriculture, Food, Tobacco 3%
Construction 3%
Chemicals excluding Pharmaceuticals 1%
Household goods 1%
Automotive 1%
Insurance 1%
Total exposure : EUR 816 billion

Scope: commercial loans and commitments

The scope covered comprises loans and receivables due from customers, amounts due from credit institutions and central banks, and financing and guarantee commitments given (excluding repo transactions). It does not include fixed-income securities.

Breakdown of the portfolio of commercial loans and commitments at 31 December 2007 by industry


B to B services 5%
Communications Services 1%
Transportation & Logistics 3%
Healthcare and Pharmaceuticals 1%
Utilities (Electricity, Gas, Water,etc.) 3%
Whosesale & Trading 6%
Finance, Sovereign and Local government 18%
Metals & Mining 3%
Media & Cultural Services 1%
Information Technologies & Electronics 1%
Real Estate 4%
Hotels, Tourism, Leisure 1%
Equipment excluding IT & Electronics 3%
Retail 33%
Energy Excluding Electricity 4%
Retaillers 2%
Construction 2%
Agriculture, Food, Tobacco 3%
Chemicals excluding Pharmaceuticals 1%
Household goods 1%
Automotive 1%
Insurance 1%
Total exposure : EUR 788 billion

Scope: commercial loans and commitments

- Geographic diversification

Country risk is the sum of all exposures to obligors in the country concerned. It is not the same as sovereign risk, which is the sum of all exposures to the central government and its various offshoots. Country risk reflects the Bank's exposure to a given economic and political environment, which must be taken into consideration when assessing counterparty quality. The way in which these considerations are included in the risk rating has recently been reviewed and extended.

Geographical breakdown of credit risk at 31 December 2008 by counterparty's country of business


Japan and Pacific 4%
Other Asia 4%
Africa and Middle East 6%
France 31%
Latin America 2%
North America 16%
Other European Countries 2%
Italy 15%
Switzerland and Other countries EEA 4%
UE-15 (excluding France and Italy) 16%
Total exposure : EUR 942 billion

Prudential scope: exposure excluding counterparty risk, other non credit obligation assets and securitisation positions

Geographic diversification of exposure remains balanced and relatively stable, reflecting the Group's predominantly European operations.

The Group, which is naturally present in most economically active areas, strives to avoid excessive concentrations of risk in countries whose political and economic infrastructure is acknowledged to be weak. Most of the Group's exposure in these countries comprises export credit and short-term commercial commitments.

The above analysis of the prudential scope rounds out the analysis of the scope of commercial loans and commitments as presented 31 December 2007.

Within this scope of commercial loans and commitments, below is a comparison of the breakdown by region at 31 December 2007 and 31 December 2008.

Geographical breakdown of the portfolio of commercial loans and commitments at 31 December 2008 by country of booking entity


Japan and Pacific
2%
Other Asia
3%
Africa and Middle East
7%
France
33%
Latin America
3%
North America
18%
Other European
Countries
1%
Switzerland and Other
countries EEA
3%
UE-15 (excluding
France and Italy)
16%
Italy
14%
Total exposure : EUR 816 billion

Scope: commercial loans and commitments
The scope covered comprises loans and receivables due from customers, amounts due from credit institutions and central banks, and financing and guarantee commitments given (excluding repo transactions). It does not include fixed-income securities.

Geographical breakdown of the portfolio of commercial loans and commitments at 31 December 2007 by country of booking entity


Asia and Pacific
(excluding Japan)
4%
Africa and Middle East
4%
Japan
1%
Bancwest
6%
France
35%
Latin America
3%
North America
(excluding Bancwest)
12%
Other European
Countries
6%
Italy
14%
European Economic
Area (excluding
France and Italy)
16%
Total exposure : EUR 788 billion

Scope: commercial loans and commitments

- Quality of the portfolio exposed to credit risk

- Advanced Internal Ratings Based Approach (IRBA)

The internal rating system developed by the Group covers the entire Bank. The IRBA, validated in December 2007, covers the Corporate Investment Banking (CIB) portfolio, the French Retail Banking (FRB) portfolio,as well BP2S and part of Personal Finance. A deployment plan has been presented to and validated by the French banking supervisor (Commission Bancaire) as part of the approval process. In time, the vast majority of Group entities will migrate to IRBA.

Corporate model

The IRBA for the Corporate book (i.e. banks, corporates, structured financing and sovereigns) is based on a consistent rating procedure in which GRM has the final say as regards the rating assigned to the counterparty and the recovery rate assigned to transactions. Credit conversion factors (CCF) are assigned centrally according to counterparty and transaction type.

The generic process for assigning a rating to each segment of the Corporate book is as follows:

- For corporates and structured financing, an analysis is carried out by the unit proposing the rating and a global recovery rate to the Credit Committee, using the rating models and tools developed by GRM. The rating and global recovery rate are validated or revised by the GRM representative during the Credit Committee meeting. The Committee decides whether or not to grant or renew a loan and if applicable reviews the counterparty rating at least once a year.
- For banks, the analysis is carried out by analysts in the risk management function. Counterparty ratings and global recovery rates are determined during review committees by geographical area to ensure comparability between similar banks.
- For sovereigns, the ratings are proposed by the Economic Research Department and approved at Country Committee meetings which take place several times a year. The committee comprises members of Executive Management, the Risk Management Department and the business lines.
- For medium-sized companies, a score is assigned by the business line's credit analysts and GRM has the final say.
- For each of these sub-portfolios, the risk parameters are measured using a model certified and validated by the GRM teams, based mainly on an analysis of the Bank's historical data. The model is supported as far as possible by tools available through a network to ensure consistent use. However, expert judgment is also a fundamental factor. Each rating and recovery rate is subject to a personal opinion which may differ from the results of the model, provided it can be justified.

The method of measuring risk parameters is based on a set of common principles, and particularly the "two pairs of eyes" principle which requires at least two people, one of whom has no commercial involvement, to give their opinion on each counterparty rating and each transaction global recovery rate (GRR).

The same definition of default is used consistently throughout the Group.

The chart below shows a breakdown by credit rating of performing loans and commitments in the Corporate book (exposure classes: corporates, central governments and central banks, institutions) for all the Group's business lines, measured using the internal ratings-based approach. This exposure represents EUR 491 billion of the gross credit risk.

The majority of commitments are towards borrowers rated as good even excellent quality, reflecting the heavy weighting of large multinational groups and financial institutions in the Bank's client base. A significant proportion of commitments to non-investment grade borrowers are highly structured or secured by high quality guarantees implying a higher recovery in the event of default. They include export financing covered by export credit insurance written by international agencies, project finance, structured finance and transaction financing.

Breakdown of IRBA Corporate* exposures by credit rating


Excellent, good and average risks
Under credit watch
25%
20%
15%
10%
5%
0%
% of exposure
31 December 2008
31 December 2007
Average PD at one year horizon at 31.12.08
0.02%
0.03%
0.08%
0.16%
0.35%
1.00%
2.98%
6.64%
11.47%
18.71%
Rating
1
2
3
4
5
6
7
8
9
10

*The "Corporate" book shown in the chart above includes corporates, central governments and central banks, and institutions

The proportion of exposures rated "1" has risen significantly due to an increase in compulsory reserves and deposits with central banks, mainly in the United States, France and Japan.

Excluding sovereigns and central banks, the change in breakdown of Corporate exposures during 2008 was mainly in the 6 to 8 rating brackets, due primarily to a sharp decrease in CIB - Energy and Commodities exposure.

Apart from these two structural effects, the corporate portfolio's quality did not experience any significant change.

Retail banking operations:

Retail banking operations are carried out either by the BNP Paribas network of branches in France, or by certain subsidiaries and notably Personal Finance.

The Standard Ratings Policy for Retail Operations [SRPRO] provides a framework allowing Group core businesses and risk management departments to assess, prioritise and monitor credit risks consistently. This policy is used for transactions presenting a high degree of granularity, small unit volumes and a standard risk profile. Borrowers are assigned scores in accordance with the policy, which sets out:

- standard internal ratings-based principles, underlining the importance of a watertight process and its ability to adapt to changes in the credit environment;
- principles for defining homogeneous pools of credit risk exposures;
- principles relative to credit models, particularly the need to develop discriminating and understandable models, and to model or observe risk indicators downstream in order to calibrate exposures. Risk indicators must be quantified based on historical data covering a minimum period of five years, and in-depth, representative sampling. All models must be documented in detail.

The majority of FRB's retail borrowers are assigned a behavioural score which serves as a basis to determine the probability of default and, for each transaction, the global recovery rate [GRR] and exposure at default (EAD). These parameters are calculated monthly on the basis of the latest available information. They are drilled down into different scores and made available to the commercial function, which has no involvement in determining risk parameters. These methods are used consistently for all retail banking customers.

For the portion of the Personal Finance book eligible for the IRBA, the risk parameters are determined by the Risk Management Department on a statistical basis according to customer type and relationship history.

Scoring techniques are used to assign retail customers to risk groups presenting the same default risk characteristics. This also applies to the other credit risk inputs: Exposure at Default (EAD) and Loss Given Default (LGD).

The chart below shows a breakdown by credit rating of performing loans and commitments in the retail book for all the Group's business lines, measured using the internal ratings-based approach. This exposure represents EUR 116 billion of the gross credit risk.

Breakdown of IRBA Retail exposures by credit rating


Excellent, good and average risks
Under credit watch
25%
20%
15%
10%
5%
0%
% of exposure
31 December 2008
31 December 2007
Average PD at one year horizon at 31.12.08
0.03%
0.08%
0.14%
0.32%
0.99%
2.31%
5.32%
10.61%
27.95%
Rating
2
3
4
5
6
7
8
9
10

The risk profile remains stable and almost 75% of exposure is to good quality counterparties (equivalent to ratings 1 to 6).

- Standardised approach

For exposures in the standardised approach, BNP Paribas uses the external ratings assigned by Standard & Poor's, Moody's and Fitch Ratings. These ratings are mapped into equivalent credit quality levels as required by the Basel II framework in accordance with the instructions issued by the French banking supervisor (Commission Bancaire).

When there is no directly applicable external rating, the issuer's senior unsecured rating may, if available, be obtained from external databases and used for risk-weighting purposes in some cases.

This exposure represents 35% of the BNP Paribas Group's total gross exposure. The main entities using the standardised approach at 31 December 2008 are BNL, BancWest, Cetelem excluding France, UCB, BPLG, TEB, UkrSibbank and the emerging country subsidiaries.

The chart below shows a breakdown by credit rating of performing loans and commitments in the Corporate book (exposure classes: corporates, central governments and central banks, institutions) for all the Group's business lines, measured using the standardised approach. This exposure represents EUR 176 billion of the gross credit risk.

Breakdown of Corporate (*) exposure by actual weighting in the standardised approach


80%
70%
60%
50%
40%
30%
20%
10%
0%
% of exposure
[0;10%]
]10;20%]
]20;50%]
]50;100%]
> 100%
31 december 2008
31 december 2007

* The "Corporate" book shown in the chart above includes corporates, central governments and central banks, and institutions

The breakdown of Corporate exposures by actual weighting in the standardised approach remains broadly stable.

- Loans with past-due instalments, whether impaired or not, and related collateral or other security

The following table presents the carrying amounts of financial assets that are past due but not impaired (by age of past due), impaired assets and related collateral or other security. The amounts shown are stated before any collective impairment.

In millions of euros	31 December 2008							
	Maturities of unimpaired past-due loans					Impaired assets and commitments covered by provisions	Total loans and commitments	Collateral received in respect of these loans and commitments
	Total	Up to 90 days	Between 90 days and 180 days	Between 180 days and 1 year	More than 1 year			
Financial assets at fair value through profit or loss (excl. variable-income securities)	18	15	-	-	3	-	18	-
Available-for-sale financial assets (excl. variable-income securities)	1	1	-	-	-	114	115	4
Loans and receivables due from credit institutions	137	87	2	18	30	33	170	20
Loans and receivables due from customers	9,518	8,796	547	94	81	8,407	17,925	9,494
Past-due assets, net of individual impairment provisions	**9,674**	**8,899**	**549**	**112**	**114**	**8,554**	**18,228**	**9,518**
Financing commitments given						223	223	10
Guarantee commitments given						460	460	67
Off-balance sheet non-performing commitments, net of provisions						**683**	**683**	**77**
Total	**9,674**	**8,899**	**549**	**112**	**114**	**9,237**	**18,911**	**9,595**

In millions of euros	31 December 2007							
	Maturities of unimpaired past-due loans					Impaired assets and commitments covered by provisions	Total loans and commitments	Collateral received in respect of these loans and commitments
	Total	Up to 90 days	Between 90 days and 180 days	Between 180 days and 1 year	More than 1 year			
Financial assets at fair value through profit or loss (excl. variable-income securities)	6	-	-	-	6	-	6	-
Available-for-sale financial assets (excl. variable-income securities)	2	-	-	-	2	119	121	-
Loans and receivables due from credit institutions	151	66	24	13	48	37	188	35
Loans and receivables due from customers	7,003	6,574	370	30	29	5,753	12,756	6,690
Past-due assets, net of individual impairment provisions	**7,162**	**6,640**	**394**	**43**	**85**	**5,909**	**13,071**	**6,725**
Financing commitments given						149	149	111
Guarantee commitments given						517	517	12
Off-balance sheet non-performing commitments, net of provisions						**666**	**666**	**123**
Total	**7,162**	**6,640**	**394**	**43**	**85**	**6,575**	**13,737**	**6,848**

The amounts shown for collateral and other security correspond to the lower of the value of the collateral or other security and the value of the secured assets.

COUNTERPARTY RISK

BNP Paribas is exposed to counterparty risk on its capital markets transactions. This risk is managed through the widespread use of standard close-out netting and collateral agreements and through a dynamic hedging policy. Changes in the value of the Bank's exposure are taken into account in the measurement of over-the-counter financial instruments through a credit adjustment process.

- Netting agreements

Netting is a technique used by the Bank to mitigate counterparty risks on derivatives transactions. The Bank primarily uses close-out netting, which enables it to close out all positions at current market value in the event of default by the counterparty. All amounts due to and from the counterparty are then netted, to arrive at the net amount payable or receivable. The net amount may be secured by collateral in the form of cash, securities or deposits.

The Bank also uses bilateral payment flow netting to mitigate counterparty risk on foreign currency payments. Bilateral payment flow netting consists of replacing payment streams in a given currency by a cumulative balance due to or from each party, representing a single net sum in each currency to be settled on a given day between the Bank and the counterparty.

The transactions are executed according to the terms of bilateral or multilateral master agreements that comply with the general provisions of national or international master agreements. The main bilateral agreement models used are those of the Fédération Bancaire Française (FBF), or those of the International Swaps and Derivatives Association (ISDA) for international agreements). The BNP Paribas Group also participates in EchoNetting, enabling it to use multilateral netting for transactions with other participants within the organisation.

- Measurement of exposure

Exposure at Default (EAD) for counterparty risk is measured using an internal assessment procedure which is subsequently integrated within the credit risk assessment tool. This tool has been used by the Group for the past ten years and is updated on an ongoing basis. It is based on Monte Carlo simulations which allow analysts to identify likely movements in exposure amounts. The stochastic processes used are sensitive to parameters (including volatility and correlation) calibrated on historical market data. Changes in exposure amounts are calculated up to the maturity of the corresponding transactions. To aggregate exposures, the system takes into account the legal environment of each transaction and counterparty, and any netting or margin call agreements.

Counterparty risk exposures fluctuate significantly over time due to constant changes in the market parameters affecting the value of the underlying transactions. Accordingly, any assessment of counterparty risk must consider possible future changes in the value of these transactions as well as their present value.

Potential future exposures to counterparty risk are captured using ValRisk, an internal model allowing analysts to simulate several thousand possible market trend scenarios and revalue transactions carried out with each counterparty at several hundred future points in time (from 1 day to more than 30 years for very long-term transactions). To aggregate transactions on each counterparty, ValRisk takes into account the legal jurisdiction in which each counterparty operates, and in particular any netting or margin call agreements.

- Monitoring and control of Counterparty Risk

Every day, potential future exposures calculated by ValRisk are checked against the approved limits per counterparty. ValRisk allows analysts to simulate new transactions and measure their impact on the counterparty portfolio, making it an essential tool in the risk approval process. Limits are set by the Regional Credit Committee, Global Credit Committee and General Management Credit Committee (in increasing order of authority), according to their level of delegated authority.

- Credit adjustments to over-the-counter financial instruments

The fair values of financial instruments traded over-the-counter by the Fixed Income and Global Equity & Commodity Derivatives units include credit value adjustments. A credit value adjustment (CVA) is an adjustment to the value of the trading book to take account of counterparty risk. It reflects the expected loss on the existing exposure to a counterparty due to the potential positive value of the contract, the probability of default and the estimated global recovery rate.

- Dynamic counterparty risk management

The CVA varies according to changes in the existing exposure and in the prices quoted for the counterparty's credit risk, which may be reflected in particular in the credit default swap (CDS) spread variations used to calculate the probability of default.
To reduce the risk resulting from a deterioration in the inherent credit quality of a portfolio of financial instruments, BNP Paribas may use a dynamic hedging strategy based on the purchase of market instruments such as credit derivatives.

- Economic and regulatory capital

ValRisk is also used to produce the information needed to compute economic capital (distribution of potential future exposures on each counterparty) and Basel II regulatory capital (expected effective positive exposures).

SECURITISATION

The BNP Paribas Group is involved in securitisation transactions as originator, sponsor and investor as defined by Basel II. Its activities in each of these roles are described below:

In billion of euros

BNP Paribas role	Securitisation exposures originated by BNP Paribas	Securitisation positions held or acquired (EAD)
Originator	4.83	0.36
Sponsor	0.03	17.13
Investor	-	13.42
Total	**4.86**	**30.91**

- Proprietary securitisation (originator under Basel II)

As part of the day-to-day management of liquidity, the Group's least liquid assets may be swiftly transformed into liquid assets by securitising loans (mortgages and consumer loans) granted to retail banking customers, as well as loans granted to corporate customers.

Several securitisation transactions were carried out in 2008 by BNP Paribas subsidiaries, Personal Finance in France, BNL in Italy and UCI in Spain. The total amount securitised was EUR 13 billion. All these transactions have been retained by the subsidiaries concerned.

Given the weak market appetite for securitisation products since August 2007, the Group's strategy as regards securitising its retail loans has been to carry out proprietary transactions that serve as collateral for raising short-term liquidity with the European Central Bank.

In 2008, 33 transactions were carried out representing a total Group exposure of EUR 23.5 billion, including EUR 12 billion for Personal Finance, EUR 1 billion for Equipment Solutions and EUR 10,5 billion for BNL. Only nine of these transactions, representing a total Group exposure of EUR 4.8 billion, have been excluded from the calculation of Basel II risk-weighted assets, as shown in the table above.

- Securitisation as sponsor on behalf of clients

During 2008, BNP Paribas Structured Finance continued to manage CLO conduits on behalf of clients but did not originate any new European CLO packages during the year in view of market conditions

CIB Fixed Income carries out securitisation programmes involving the creation of special purpose entities (vehicles) on behalf of its customers. These programmes have liquidity facilities and, where appropriate, guarantees. Special purpose entities over which the Group does not exercise control are not consolidated.

Short-term refinancing: at 31 December 2008, six non-consolidated multiseller conduits (Eliopée, Thésée, Starbird, J Bird, J Bird 2 and Matchpoint) were managed by the Group on behalf of customers. These entities are refinanced on the local short-term commercial paper market. The Group has issued letters of credit guaranteeing the secondary default risk on securitised receivables managed for clients by these entities up to an amount of EUR 0.7 billion (stable at 31 December 2007) and has granted liquidity facilities totalling EUR 15.2 billion to these entities (EUR 15 billion at 31 December 2007).

Medium/long-term refinancing: the Group acts as sponsor for customers, setting funds that receive securitised customer assets and issuing medium and long-term bonds which are then placed by the Bank. These funds are not managed by the Bank and they are not consolidated. At 31 December 2008, the Group had granted liquidity facilities totalling EUR 0.3 billion (EUR 0.3 billion at 31 December 2007) to thirteen such funds (Meliadi SARL, Tenzing CFO, Forest Finance, Italfinance, Emerald Assets, LFE Capital III, Cavendish, CR Ferrara, Halcyon, Aurelius CDO, FCC 130, BB Air Funding and Wilmington Trust), representing a total of EUR 3.9 billion of securitised receivables (EUR 4.6 billion at 31 December 2007).

In the current climate of financial crisis, the BNP Paribas Group's structuring ability remains intact and it is therefore able to continue its securitisation arrangement business to meet its clients' financing needs, based on products better geared to current conditions in terms of risk and liquidity. These products are sometimes accompanied by specific banking facilities such as bridge financing, senior loans and cash facilities, representing a total of EUR 1.6 billion of securitisation positions.

- Securitisation as investor

The Group's business in securitisation as investor is mainly carried out by CIB, AMS and IRS.

CIB Fixed Income is responsible for monitoring and managing the portfolio of ABS (either held or covered by CDOs) transferred to the prudential banking book, which represents a total of EUR 5.9 billion of ABS. It also manages liquidity facilities granted by banking syndicates to ABCP conduits managed by a number of major international industrial groups – clients of BNP Paribas – representing a total of EUR 1.3 billion.

CIB Loan and Portfolio Management (LPM) continued its securitisation activities as an investor in 2008. No new transactions have been set up since the first quarter of 2007, and the portfolio has shrunk by over 50% in two years.

At 31 December 2008, the notional amount of the securitisation portfolio managed by LPM had fallen to EUR 0.15 billion as several investments reached maturity and other programmes were either discontinued or sold following the difficulties suffered in 2008 by Lehman Brothers, Fannie Mae and Freddie Mac. These problems also led to the recognition of EUR 53 million of impairment losses.

In 2008, Asset Management & Services invested in securitisation programmes to provide liquidity to certain investment funds, mainly in the second and fourth quarters. These investments were made in strict compliance with the Group's risk management rules and totalled EUR 3.1 billion at 31 December 2008.

Within IRS, Bancwest is the only entity that invests in securitisation positions. The business is managed by its two subsidiaries, Bank of the West (BoW) and First Hawaiian Bank (FHB).

Bancwest invests exclusively in securitisation positions in listed securities as a core component of its refinancing and own funds investment policy. At 31 December 2008, its exposure amounted to EUR 2.1 billion.

- Securitisation risk management

Securitisation transactions arranged by BNP Paribas on behalf of clients are highly technical and specific in nature. They are therefore analysed and monitored independently by the Transaction Analysis Team, a dedicated unit within Risk-Capital Markets (R-CM). The team calls on additional expertise in terms of liquidity, valuing securitisation tranches, credit, accounting risk and compliance.

To ensure a consistent, comprehensive approach at Group level, the team covers cash securitisation transactions, credit risk on bridge and warehouse facilities (i.e. receivables awaiting securitisation), credit risk on related liquidity and derivative facilities for securitisation SPEs, and risks on conduits sponsored by BNP Paribas.

The risk management system for securitisation exposures complies with the Group's general risk management framework but is also tailored to the specific requirements of this market through the following additional committees and procedures:

- specific procedure for preparing ABCP credit applications;
- specific rating policies for ABS and ABCP;
- specific credit committees for approvals and reviews, including Regional and Global Securitisation Credit Committees (RSCC AND GSCC), Screening Committees where applicable and FICC for underwriting. Annual reviews are carried out for each ABS or programme, and also at consolidated conduit level. In addition, watchlist/doubtful committee meetings are held where necessary as part of the overall risk review;
- specific credit policy for structured ABS transactions and ASG's ABS investments (carried on the balance sheet or via conduits).

Given the crisis in the securitisation market since 2007, this system has also been strengthened by a crisis reporting procedure that includes specific sections devoted to ABS positions and conduits. Information is reported to Executive Management through Capital Market Risk Committees, Corporate Communication, CCIRC and stress testing reports (see section on "Reporting to Executive Management" – crisis monitoring and reporting).

4.e MARKET RISK

MARKET RISK RELATED TO FINANCIAL INSTRUMENTS

- Definitions

Market risk is the risk of gains or losses due to changes in market parameters such as interest rates, exchange rates, and equity or commodity prices. The parameters are as follows:

- Interest rate risk covers potential fluctuations in the value of fixed-rate financial instruments or financial instruments indexed to a market benchmark due to changes in market interest rates, and in future cash flows on floating-rate financial instruments.

- Currency risk is the risk that the value of an instrument or of future cash flows from that instrument will fluctuate due to changes in foreign exchange rates.
- Price risk arises from changes in market prices, whether caused by factors specific to an individual instrument or issuer or by factors affecting all instruments traded on the market. This may relate, for example, to changes in the price or volatility of shares, stock market indices or commodities. Variable-income securities, equity derivatives and commodity derivatives are exposed to this risk.
- Credit spread risk on the trading book: BNP Paribas trades actively in credit derivatives to meet the needs of its customers. Transactions include trades in ordinary instruments such as credit default swaps, and structured transactions with complex risk profiles tailored to targeted strategies. As part of this trading activity, BNP Paribas buys and sells protection; the net position is subject to strict limits.
- Options give rise to an intrinsic volatility and correlation risk, whose parameters can be determined from observable prices of options traded in an active market.

Notes:

- Market risks arise mainly from trading book transactions carried out by the Fixed Income and Equity teams within Corporate and Investment Banking, and are monitored by GRM.
- Similar financial instruments (exchange rate or credit instruments) are included in the banking book, but are monitored within credit risk.
- Counterparty risk covers derivatives and repo pension transactions in both trading and banking books (see section 4.d).

- Risk acceptance process

- Governance

The Capital Markets Risk Committee (CMRC) is the main committee governing the risks related to capital markets. It is responsible for addressing, in a coherent manner, the issues related to market and counterparty risk. Two meetings a year are chaired by the Bank CEO, while other meetings may be chaired by one of the Bank's two COOs. The CMRC sets the highest-level trading limits (for market and treasury risks), outlines risk approval procedures, and reviews loss statements and estimates of stress test risks.

GRM's responsibilities in terms of market risk monitoring include the following:

- Defining standard, measuring quantitatively and analytically reviewing the various sensitivities that mirror basic market risk;
- Working with business units to set limits for sensitivities and other, more global indicators such as Gross Earnings at Risk (GEaR), known more generally as Value-at-Risk (VaR);
- Approving the most significant new activities and transactions;
- Reviewing and approving market position valuation models;
- Generating reports for Executive Management and business line Senior Management; and
- Performing Market Parameter (MAP) Reviews monthly with Group Product Control.

- Limit setting and tracking

The CMRC has delegated responsibility for setting and tracking limits as follows:

- Activity limits – delegated to trading managers
- Business unit limits – delegated to business unit managers
- CMRC limits - delegated exclusively to the CMRC

Authorisations to exceed limits: Special authorisation may be granted on a case-by-case basis to change limits either temporarily or permanently. The amount by which any limit is exceeded must be disclosed according to procedure, and actions must be taken based on the level at which limit responsibility has been delegated. The CMRC will be informed when limits are exceeded.

- Measurement of market risk on trading activities

- Overview

Market risk on trading activities is measured using three different indicators (GEaR, sensitivity, and stress tests) designed to capture all potential risks, including possible changes resulting from a sudden, severe decline in market conditions.

Measurement of market risk under normal market conditions

VaR (or GEaR) – This indicator is calculated from a model approved by the banking supervisor. It estimates the potential loss on a trading portfolio under normal market conditions over one trading day. The model is based on changes in the market over the previous 260 days with a confidence level of 99%. The banking supervisor has approved this internal model for both general and specific risks (i.e., specific equity and interest rate risks), as well as the following methodologies:

- The incorporation of typical risk factors: interest rates, credit spreads, exchange rates, securities prices, commodities prices, and the corresponding volatility.
- The incorporation of correlations between risk factors in order to account for the knock-on effects of risk diversification.

The algorithms and methodologies are reviewed and improved regularly so as to remain consistent with industry best practices and to take into account product innovations and changes in market trading portfolios.

The Group's global risk tracking system (MRX) calculates the **sensitivity** of portfolio positions to various market parameters. This system is described below. It completes the series of market risk indicators used by the Group so as to continuously adapt to the increasing complexity of certain markets.

Measurement of market risk under extreme market conditions

Stress testing – The Group performs stress tests to simulate the impact of extreme market conditions on the value of trading portfolios. These conditions are reflected in the extreme stress scenarios and adjusted to reflect changes in the economic environment. GRM has outlined 15 stress test scenarios covering all market activities: interest rate, currency, equity derivative, commodity, and treasury. These scenarii are presented to and reviewed by the CMRC on a monthly basis.

These are reviewed at regular intervals. For interest rate and credit activities, most of the stress tests are performed using the same basis as daily position valuations. The system includes specific scenarios for some asset classes, like ABS.

The Group has also outlined specific scenarios to carefully manage some types of risks, most notably the more complicated risks requiring a full re-evaluation rather than an estimate based on sensitivity indicators (delta, gamma, vega, etc.). The results of these stress tests are presented to business line managers and stress test limits may be set.

- Global risk tracking system

The Group uses an integrated system called Market Risk Explorer (MRX) to calculate VaR (GEaR) and help with daily position tracking. The risk coverage provided by MRX has been improved over the past few years with the following:

- A risk calculation for each transaction, enabling a more detailed analysis;
- An enhanced field where risk calculations are made through a complete re-evaluation of values presented during VaR (GEaR) simulations and stress tests, replacing estimates based on sensitivity indicators (delta, gamma, vega, etc.); and
- A greater range of screens available for performing specific analyses;
- The Group's MRX staff and position tracking teams have also created daily variation reports showing the most significant changes in risk indicators (VaR, stress tests, reserves, etc.) for all capital market activities. These reports help improving data quality within a more structured framework.

- Analysis of sensitivity to market parameters

Market risk is first analysed by systematically measuring portfolio sensitivity to various market parameters. The information thus obtained is used to set tolerance ranges for maturities and option strike prices. The results of these sensitivity analyses are compiled at various aggregate position levels and compared with market limits.

MRX incorporates the following in its sensitivity analyses:

- The risk on each counterparty for an increasing number of sensitivity indicators, inflation risk, and a better representation of currency risk and volatility indicators;
- ABS risk (correlations, collection scenarios, and issuer risk reports); and
- Base correlation risk.

VaR calculation methods are continually being improved to factor in new risks arising from changes in the structure of financial markets and products.

- VaR values in 2008 (10 days, 99%)

The Values at Risk (VaRs) set out below were calculated from an internal model, which uses parameters that comply with the method recommended by the Basel Committee for determining estimated value at risk ("Supplement to the Capital Accord to Incorporate Market Risks"). They are based on a ten-day time horizon and a 99% confidence interval.

In 2008, total average VaR was EUR 278 million (with a minimum of EUR 167 million and a maximum of EUR 604 million), after taking into account the EUR 255 million effect of netting the different types of risk. These amounts break down as follows.

Type of risk	Year to 31 Dec. 2008			31 December 2008	Year to 31 Dec. 2007	31 December 2007
	Average	Minimum	Maximum		Average	
Interest rate risk	129	71	374	261	61	82
Credit risk	176	97	309	198	79	147
Currency risk [1]	42	14	102	69	17	41
Equity risk	169	52	400	119	134	152
Commodity risk	17	7	38	13	17	12
Effect of netting	*(255)*			*(357)*	*(152)*	*(189)*
TOTAL	**278**	**167**	**604**	**303**	**156**	**245**

(1) The VaR for currency risk is outside the scope of Pillar I of Basel II

- Risk exposure in 2008

VaR evolution (1 day, 99%) in million of euros


VaR (1-day, 99%) in 2008
250
200
150
100
50
0
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08

VaR rose markedly as a result of extreme volatility in the financial markets, especially in the fourth quarter, despite a policy to cut the Bank's market positions.

GRM continuously tests the accuracy of its model through a variety of techniques, including a regular comparison over a long-term horizon between actual daily losses on capital market transactions and 1-day VaR. A 99% confidence level means that in theory the Bank should not incur daily losses in excess of VaR more than two or three days a year.

Daily losses exceeded VaR seven times in 2008, reflecting unprecedented shocks and exceptionally high volatility in the financial markets.

- Portfolio valuation controls

In 2007 the Group enhanced its portfolio valuation controls by forming a Group Product Control team. This team works under a charter outlining its responsibilities (towards GRM, Finance and Development, the front-office, IT, and Operations) in terms of financial instrument valuations, gains or losses on capital market activities, and control processes.

The main areas of valuation control are:

- Transaction recording;
- Market Parameter (MAP) Reviews (monthly reviews of book valuations);
- Model reviews; and
- Reserve calculations.

The procedures for these controls are discussed below.

- Governance

The Product and Financial Control Committee (PFCC) is a senior-level committee that meets quarterly to review valuation topics and take related decisions. The committee is chaired jointly by the head of CIB and the Group Chief Financial Officer; other members include the Chief Risk Officer and representatives from Finance and Development and the Risk Department.

At a business unit level, the Valuation Review Committee (VRC) meets every month to examine and approve the results of MAP Reviews and any changes in reserves. The committee is chaired by the Senior Trader and other members include representatives from trading, GRM, Group Product Control, and Finance and Development. The Valuation Review Committee also acts as the referee in any disagreements between trading and functional departments.

- Transaction recording controls

Operations (middle-office) is responsible for controlling the transaction recording process, although GRM checks the process for more structured transactions requiring special attention.

- Market Parameter (MAP) Review

GRM and Group Product Control are jointly responsible for MAP Review. This review entail a formal verification of all market parameters and are generally performed monthly; the more liquid parameters are reviewed daily. Group Product Control checks the parameters for automated processes, while GRM checks the risk and market parameters requiring an in-depth analysis. The information used for MAP Reviews is obtained from brokers and suppliers of consensus market prices.

The MAP Review methodology is outlined in separate procedures for each major product line. All MAP Review conclusions are documented, and the corresponding adjustments are made in the middle-office books. MAP Review results are presented to business managers during Valuation Review Committee meetings.

- Reserve calculations

The Group began making significant efforts in 2007 to consolidate and centralise reserve calculations within MRX, especially for calculations based on sensitivity analyses already in the system and which will replace calculations made by position tracking teams. Reserves can generally be calculated daily.

- Models review

GRM is responsible for reviewing valuation models. The main review processes are as follows:

- Model validation – A formal review performed when changes are made to a model's methodology. The results of this review are documented in a Model Validation Report explaining the basis of and conditions for the validation.
- Model testing – A process designed to test a model's quality and robustness.
- Product/model mapping – A process that examines whether pricing models are suited to their products and being used properly within the system.

- Day-one-profit

Some structured transactions require the use of parameters considered unobservable, which means that the day-one profit cannot be recognised under IAS 39. In these situations, the middle-office calculates the adjustments needed to offset this profit.

GRM works with Finance and Development, middle-offices, and business units to calculate the day-one profit, and most notably performs the following:

- Determines whether a parameter is observable;
- Documents evidence of observability; and
- Determines whether a transaction is observable whenever this determination cannot be performed by the middle-office's automated processes.

The middle-office calculates the necessary adjustments to the day-one profit and ensures that each transaction is observable.

- Risk reports and information for Executive Management

The Global Risk Analysis and Reporting (GRAR) team is responsible for generating risk reports.

- Regular risk reports

The following risk reports are generated on a regular basis:

- Weekly "Main Position" reports for each business line (equity derivatives, commodities, credit, and interest rate and currency derivatives), summarising all positions and highlighting items needing particular attention; these reports are sent to business line managers;
- Bimonthly "Over €15m at Risk" reports sent to Executive Management;
- "CMRC Events Summary" reports used as a basis for discussions during CMRC meetings;
- "Position Highlights" reports focusing on specific issues; and
- Geographical dashboards such as "UK Risk Dashboard" reports.

- Crisis reports

Following the subprime crisis and credit crunch that hit the markets in August 2007, GRM expanded its range of reports and activities to include the following:

- Weekly meeting between and GRM managers to ensure coordinated efforts and make decisions in light of recent market developments and changes in counterparties' circumstances;
- New ABS stress tests (for trading and investment portfolios) and daily reports of the results of equity derivative stress tests;
- Daily or weekly reports about the current financial crisis, summarising the result, market movements, emerging markets, and the counterparty risk on watch list , monolines, SIVs, CDPCs, mutual funds, financial institutions, and hedge funds;
- Market and counterparty risk concentration analyses (volatility, dividends, etc); and
- Specifics counterparties analyses.

MARKET RISK RELATED TO BANKING ACTIVITIES

The market risk related to banking activities encompasses equity holding risk on the one hand, and the interest rate and currency risks stemming from banking intermediation activities on the other hand. Only the equity and currency risks give rise to a weighted assets calculation under Pillar 1 of Basel II. The interest rate risk falls under Pillar 2.

Interest rate and currency risks related to banking intermediation activities and investments mainly concern retail banking activities in France and abroad, the specialised financing and savings management subsidiaries, the CIB financing businesses, and investments made by the Group. These risks are managed by the ALM-Treasury Department.

At Group level, ALM-Treasury is part of the Corporate and Investment Banking Division and reports directly to one of the Chief Operating Officers. Group ALM-Treasury has functional authority over the ALM and Treasury staff of each subsidiary. Strategic decisions are made by the Asset and Liability Committee (ALCO), which oversees ALM-Treasury's activities. These committees have been set up within each division or operating entity (CIB, FRB, BNL, BancWest, Personal Finance, Equipment Solutions, Emerging Markets, and AMS).

- Equity risk

- Scope

Equity interests held by the Group outside the trading book are securities that convey a residual, subordinated claim on the assets or income of the issuer or have a similar economic substance. They include:

- listed and unlisted equities and units in investment funds;
- options embedded in convertible and mandatory convertible bonds;
- equity options;
- super subordinated notes;
- commitments given and hedges related to equity interests; and
- interests in companies accounted for by the equity method.

- Modelling equity risk

The Group uses an internal model derived from the one used to calculate daily VaR (GEaR) on the trading book. However, it differs in terms of horizon and confidence interval, which are applied in accordance with article 59.1-c ii of the decree of 20 February. The model estimates the contribution of each equity exposure to the economic loss in the most extreme market conditions for the Bank, and then determines the level of losses actually incurred by the Bank.

Various types of risk factors are used to measure equity risk and they depend largely on the level of available or useable share price information.

- Share price is the risk factor used for listed equities with a sufficiently long historical track record.
- For other listed and unlisted equities, each is assigned an industry and country-specific systemic risk factor, plus an equity-specific risk factor.
- If the exposure is outside the eurozone, an exchange rate risk factor is also added.

The model has been validated by the banking supervisor for measuring the capital requirement for equity risk as part of the Basel II approval process.

- Accounting principles and valuation methods

Accounting principles and valuation methods are set out in Note 1 – Summary of significant accounting policies applied by the BNP Paribas Group - 1.c.9 Determination of market value.

- Exposure to equity risk

In millions of euros	Exposure at fair value
Internal model method	10,128
Private equity in diversified portfolios	*3,020*
Listed equities	*4,793*
Other equity exposures	*2,315*
TOTAL	**10,128**

The market value of exposures measured using the internal model amounted to EUR 10.1 billion at 31 December 2008 (EUR 13.9 billion at 31 December 2007). The Bank's equity portfolios suffered from the widespread slump in the stock markets in 2008.

- Total gains and losses

Total gains and losses are set out in Note 5.c. – Available-for-sale financial assets.

- Currency risk (Pillar 1)

- Calculation of risk-weighted assets

Currency risk relates to all transactions whether part of the trading book or not. This risk is treated in the same way under both Basel I and Basel II.

Exposure to currency risk is now determined using the standardised approach (the Group has an internal model but only for the trading book), using the option provided by the banking supervisor to limit the scope to operational currency risk.

Group entities calculate their net position in each currency, including the euro. The net position is equal to the sum of all asset items less all liability items plus off-balance sheet items (including the net forward currency position and the net delta-based equivalent of the currency option book), less structural, non-current assets (long-term equity interests, property, plant and equipment, and intangible assets). These positions are translated into euros at the exchange rate prevailing on the reporting date and aggregated to give the Group's overall net open position in each currency. The net position in a given currency is long when assets exceed liabilities and short when liabilities exceed assets. For each Group entity, the net currency position is balanced in the relevant currency (i.e. its reporting currency) such that the sum of long positions equals the sum of short positions.

The rules for calculating the capital requirement for currency risk are as follows:

- Matched positions in currencies of Member States participating in the European Monetary System are subject to a capital requirement of 1.6% of the value of the matched positions.
- CFA and CFP francs are matched with the euro, and are not subject to a capital requirement.
- Positions in closely correlated currencies are subject to a capital requirement of 4% of the matched amount.
- Other positions, including the balance of unmatched positions in the currencies mentioned above, are subject to a capital requirement of 8% of their amount.

- Currency risk and hedging of earnings generated in foreign currencies

The Group's exposure to currency risks relates in particular to the earnings of foreign subsidiaries and branches. Group ALM is responsible for hedging the variability of Group earnings due to currency movements, including positions arising from foreign-currency earnings generated by activities located in France. Local treasury managers at foreign sites manage currency risk arising in relation to their functional currency. Positions relating to portfolio impairment are managed centrally by ALM.

- Currency risk and hedging of net investments in foreign operations

The Group's currency position on investments in foreign operations arises mainly on branch capital allocations and equity interests denominated in foreign currencies, financed by purchasing the currency in question.

Group policy is usually to borrow the investment currency in order to protect the investment against currency risk. Such borrowings are documented as hedges of net investments in foreign operations. However, for most of soft currencies, the investment may also be financed by purchasing the currency in question.

- Interest rate risk (Pillar 2)

- Interest rate risk management framework

Interest rate risk on the commercial transactions of the French and International Retail Banking divisions, the specialised financing subsidiaries, and the savings management business lines in the AMS and Corporate Banking divisions are managed centrally by ALM-Treasury through the client intermediation book. Interest rate risk on the Bank's equity and investments is also managed by ALM-Treasury, in the equity intermediation and investments book.

Transactions initiated by the Bank in France are transferred to ALM-managed positions via internal contracts booked in the management accounts. Transactions initiated by Group subsidiaries or branches are transferred to the local ALM-Treasury, which matches the entity's net position, mainly in the form of loans and borrowings with Group ALM-Treasury.

The main decisions concerning positions arising from banking intermediation activities are taken at monthly or quarterly committee meetings for each business line. These meetings are attended by the management of the business line, Group ALM-Treasury and the local ALM-Treasury.

- Measurement of interest rate risk

Banking book interest rate gaps are measured, with embedded behavioural options translated into delta equivalents. Maturities of outstanding assets are determined based on the contractual characteristics of the transactions and historical customer behaviour. For retail banking products, behavioural models are based on historical data and econometric studies. The models deal with early repayments, current accounts in credit and debit and savings accounts. Theoretical maturities of equity capital are determined according to internal assumptions.

In the case of retail banking activities, structural interest rate risk is also measured on a going-concern basis, incorporating dynamic changes in balance sheet items, through an earnings sensitivity indicator. Due to the existence of partial or even zero correlations between customer interest rates and market rates, and the volume sensitivity caused by behavioural options, rotation of balance sheet items generates a structural sensitivity of revenues to interest rate changes. Lastly, for products with underlying behavioural options, a specific option risk indicator is analysed in order to fine-tune hedging strategies.

The choice of indicators and risk modelling, as well as the production of indicators, are controlled by independent Product Control teams and by dedicated Group Risk Management teams. The results of these controls are presented regularly to specialist committees and once a year to the Board of Directors.

These indicators are systematically presented to the ALM committees, and serve as the basis for hedging decisions taking into account the nature of the risk involved.

- Risk limits

For the customer banking intermediation books, overall interest rate risk for Retail Banking entities is subject to a primary limit, based on the sensitivity of revenues to changes in nominal and real interest rates and in the inflation rate over at least a three-year timeframe. The limit is based on annual revenues, in order to control uncertainty about future fluctuations in revenues caused by changes in interest rates. This limit is supplemented beyond the three-year timeframe by an interest rate gap limit, expressed as a percentage of customer deposits. This percentage is a declining function of the management period. This limit is used to manage long-term interest rate risk.

The specialised financing subsidiaries are exposed to very low levels of interest rate risk, considering the centralisation of risks at ALM-Treasury level. The residual risk is controlled by technical interest rate gap limits that are monitored by the ALM committee of the relevant business line.

- Sensitivity of the value of banking intermediation books

Since the books of financial instruments resulting from the Group's banking intermediation activities are not intended to be sold, they are not managed on the basis of their value. To comply with the financial reporting rules prescribed by IFRS, BNP Paribas determines the value of the financial instruments that make up these books (see Note 8.g) and the sensitivity of that value to interest rate fluctuations.

The table below shows the sensitivity of the value of consolidated banking intermediation books, by currency and by maturity band, to an instantaneous movement of one basis point across the entire yield curve. This analysis takes into account all future cash flows generated by transactions outstanding at the reporting date, irrespective of maturity. The sensitivity data shown take account of the replication portfolios used to model theoretical maturities, especially on the Bank's equity.

The sensitivity of the value of banking intermediation books to an instantaneous change of one basis point in interest rates was an increase in value in the event of a fall and a decrease in value in the event of a rise of approximately EUR 3,629,000 at 31 December 2008, compared with EUR 2,146,000 at 31 December 2007.

Interest rate sensitivity of the value of the Group's customer banking and equity intermediation books:

In thousands of euros	31 December 2008					
	less than 3 months	3 to 12 months	1 to 3 years	3 to 5 years	more than 5 years	TOTAL
EUR	(20)	(445)	(833)	(1 098)	2 128	(268)
USD	33	57	1 125	(693)	(3 825)	(3 303)
GBP	(1)	7	5	2	11	24
Other currencies	13	(41)	(148)	(69)	163	(82)
TOTAL	**25**	**(422)**	**149**	**(1 858)**	**(1 523)**	**(3 629)**

In thousands of euros	31 December 2007					
	less than 3 months	3 to 12 months	1 to 3 years	3 to 5 years	more than 5 years	TOTAL
EUR	550	(1 274)	(646)	(2 022)	3 244	(148)
USD	74	(309)	(856)	(209)	(1 197)	(2 497)
GBP	85	(25)	(59)	(20)	(7)	(26)
Other currencies	4	(11)	(22)	(12)	566	525
TOTAL	**713**	**(1 619)**	**(1 583)**	**(2 263)**	**2 606**	**(2 146)**

- Hedging of interest rate and currency risks

Hedging relationships initiated by the Group mainly consist of interest rate or currency hedges in the form of swaps, options, forwards or futures.

Depending on the hedging objective, derivative financial instruments used for hedging purposes are qualified as either fair value hedges, cash flow hedges, or hedges of net investments in foreign operations. Each hedging relationship is formally documented at inception. The documentation describes the hedging strategy; identifies the hedged item and the hedging instrument, and the nature of the hedged risk; and describes the methodology used to test the expected (prospective) and actual (retrospective) effectiveness of the hedge.

- Interest rate risk in the banking book

The Bank's strategy for managing global interest rate risk is based on closely monitoring the sensitivity of the Bank's earnings to changes in interest rates. In this way, it can determine how to achieve an optimum level of offset between different risks. This procedure requires an extremely accurate assessment of the risks incurred so that the Bank can determine the most appropriate hedging strategy, after taking into account the effects of netting the different types of risk.

These hedging strategies are defined and implemented for each portfolio - customer activities and own funds - and currency. In 2008, the customer portfolios of most domestic and international retail banking units saw a widening mismatch between fixed-rate customer loan originations and inflows of long-term deposits. In France, there were further net outflows from home savings plans and a continued significant shift away from savings accounts towards higher-yielding deposits. In parallel, origination of new medium- and long-term fixed-rate customer loans remained strong.

The market environment in 2008 can be analysed as two distinct periods. In the first half, the US Federal Reserve cut its key interest rates whilst the Central European Bank was still more concerned about inflationary pressures. In the summer, the financial crisis began to spread to the real economy. This resulted in significant revisions to growth forecasts in both mature and emerging countries, leading the central banks to cut their interest rates sharply. The collapse of Lehman Brothers in the US put a further squeeze on liquidity, driving short-term money market rates up continuously until the beginning of the final quarter.

The hedges put in place by the Bank in 2008 mainly reflected a fixed-rate borrowing strategy. They include derivatives and options typically accounted for as fair value hedges (in accordance with EU carved out fair value hedge regulations) or cash flow hedges. Government securities are mostly recorded in the "Available for sale" category.

No hedging relationship was disqualified from hedge accounting in 2008.

- Structural currency risk

Currency hedges are contracted by the ALM department in respect of the Group's investments in foreign currencies and its future foreign currency revenues. Each hedging relationship is formally documented at inception. The documentation describes the hedging strategy, identifies the hedged item and the hedging instrument, and the nature of the hedged risk and describes the methodology used to test the expected (prospective) and actual (retrospective) effectiveness of the hedge.

A hedging relationship is applied and documented for investments financed by foreign currency loans so that impacts of movements in exchange rates can be recorded in a symmetrical fashion and have no impact on the profit and loss account. These instruments are designated as net investment hedges.

A similar hedging relationship is set up to hedge the currency risk on net foreign currency assets of consolidated branches and subsidiaries. Fair value hedges are used to hedge the currency risk on equity investments in non-consolidated companies. No hedging relationship was disqualified from hedge accounting in 2008.

The Group hedges the variability of components of BNP Paribas' earnings, in particular the highly-probable future revenue streams (mainly interest income and fees) denominated in currencies other than the euro generated by the Group's main businesses, subsidiaries or branches.

In 2008, only one hedge of forecast transactions was disqualified on the grounds that the related future event was no longer highly probable.

- Hedging of financial instruments recognised in the balance sheet (fair value hedges)

Fair value hedges of interest rate risks relate either to identified fixed-rate assets or liabilities, or to portfolios of fixed-rate assets or liabilities. Derivatives are contracted to reduce the exposure of the fair value of these instruments to changes in interest rates.

Identified assets consist mainly of available-for-sale securities; identified liabilities consist mainly of debt issued by the Group.

Hedges of portfolios of financial assets and liabilities, constructed by currency, relate to:

- fixed-rate loans (property loans, equipment loans, consumer credit and export loans);
- fixed-rate customer deposits (demand deposits, funds deposited under home savings contracts).

To identify the hedged amount, the residual balance of the hedged item is split into maturity bands, and a separate amount is designated for each band. The maturity split is determined on the basis of the contractual terms of the transactions and historical observations of customer behaviour (prepayment assumptions and estimated default rates).

Demand deposits, which do not bear interest at contractual rates, are qualified as fixed rate medium-term financial liabilities. Consequently, the value of these liabilities is sensitive to changes in interest rates. Estimates of future cash outflows are based on historical analyses. No allowance is made prospectively for the effects of potential increases in customer wealth or for the effects of inflation.

For each hedging relationship, expected hedge effectiveness is measured by ensuring that for each maturity band, the fair value of the hedged items is greater than the fair value of the designated hedging instruments.

Actual effectiveness is assessed on an ex-post basis by ensuring that the monthly change in the fair value of hedged items since the start of the month does not indicate any over-hedging.

- Cash Flow Hedge

In terms of interest rate risk, the Group uses derivative instruments to hedge fluctuations in income and expenses arising on floating-rate assets and liabilities. Highly probable forecast transactions are also hedged. Hedged items are split into maturity bands by currency and benchmark interest rate. After factoring in prepayment assumptions and estimated default rates, the Group uses derivatives to hedge some or all of the risk exposure generated by these floating-rate instruments.

In terms of currency risk, the Group hedges against variability in components of consolidated earnings. In particular, the Group may hedge future revenue flows (especially interest and fee/commission income) derived from operations carried out by its main subsidiaries and/or branches in a currency other than their functional currencies. As in the case of interest rate hedges, the effectiveness of these hedging relationships is documented and assessed on the basis of forecast maturity bands.

The table below concerns the scope of BNP Paribas SA Paris' medium- and long-term transactions and shows the amount of hedged future cash flows (split by forecast date of realisation), which constitute the majority of the Group's transactions.

In millions of euros	31 December 2008				31 December 2007			
Period to realisation	Less than 1 year	1 to 5 years	More than 5 years	Total	Less than 1 year	1 to 5 years	More than 5 years	Total
Hedged cash flows	892	1,027	1,543	3,462	1,042	2,080	3,445	6,567

In the year ended 31 December 2008, no hedges of forecast transactions were requalified as ineligible for hedge accounting on the grounds that the related future event would be no longer highly probable.

4.f OPERATIONAL RISK

RISK MANAGEMENT FRAMEWORK

- Regulatory framework

Operational risk management is governed by a strict regulatory framework:

- Basel II, which requires the allocation of capital to operational risk;
- Regulation CRBF 97-02 as amended, which requires an internal control system that ensures the effectiveness and quality of the Bank's internal operations, the reliability of internal and external information, the security of transactions and compliance with all laws, regulations and internal policies.

- Objectives and principles

To meet this dual requirement for measuring and managing operational risk, BNP Paribas has developed a risk management process that operates in a five-stage loop:

- identifying and assessing risks;
- formulating, implementing and monitoring permanent controls, including procedures, checks and all organisational elements designed to help to control risk, such as segregation of tasks, management of clearance rights, etc.;
- producing risk measures and calculating the capital charge for operational risk;
- reporting and analysing oversight information relating to the permanent operational control process;
- managing the system through a governance framework that involves members of management, preparing and monitoring action plans.

There are two key components to the system, which are structuring in scope and illustrate the complementary nature of the Bank's operational risk and permanent control systems:

- Calculating capital requirements: this is based on a hybrid approach that combines an internal model covering 68% of the Group's Revenues at end 2008 with the standardised approach for other entities in the consolidation scope. Under the Advanced Measurement Approach (AMA), loss distributions are modelled and calibrated using two sets of data: historical event data since 2002 for the BNP Paribas Group and the major international banks, and internally constructed potential event scenarios to take better account of the extreme risks to which the Bank is exposed. This model was approved by the French banking supervisor (Commission Bancaire) on 1 January 2008.
- Widespread use of control plans: BNP Paribas has embarked on a process of formulating "control plans", which have three objectives: harmonising practices, rationalising the system and standardising controls. The project will also cover the Group's international operations and thereby support its growth. It is based on a risk mapping exercise carried out to identify and quantify potential risk scenarios, involving all the Group's core businesses and functions.

- Key players and governance

The risk management framework relies on teams of operational risk analysts at all levels of the Group (core businesses, functions, business lines, subsidiaries and territories). The teams have been substantially bolstered over the past few years. In mid-2008, there were almost 500 dedicated full-time equivalents (ETP) including nearly 10% focusing entirely on coordinating business continuity. They have two key responsibilities:

- coordinating implementation of the system, its standards and methodologies, reporting and tools across the areas falling within their remit;
- flagging issues to management and ensuring that the system works properly.

The entire system therefore requires significant involvement of operational staff, who have front-line responsibility for managing their risk. Issues that arise in relation to operational risk management and business continuity are discussed with the Group's Executive Committee three times a year, and with the Internal Control Coordination Committee every month. This committee is chaired by the Internal Control Coordinator and brings together key players in the internal control process. Group companies are encouraged to adopt this governance structure in their own organisations.

- Scope and nature of risk reporting and measurement

Executive Committees at the level of the Group and the core businesses are tasked with ensuring that operational risk is effectively managed and controlled in the areas falling within their remit, in accordance with the Group's operational risk framework. The committees validate the quality and consistency of reporting data, examine their risk profile in light of the tolerance levels set and assess the quality of risk control procedures in light of their objectives and the risks they incur.

A Risk Analysis Protocol was drawn up in 2003 to structure the method for implementing these regulatory requirements and assessing key processes (see diagram below).

It led to a number of fine-tunings as the system was being built and to the development of a suite of intranet-based tools (OREX) for all Group users, meeting the overall system requirements.

These tools now include modules for recording and managing events, describing and managing key processes, prospective analysis of events and compiling action plans.

The Bank has thus developed a comprehensive and consistent analysis and reporting system by compiling both historical and potential event data based on the structure of its key processes and the organisation of its business lines and territories.


Historical Data
2. Identification and documentation of key processes
Forward-looking data
1. Review of internal incidents and external loss data
3. Generation of events
4. Assessment of controls
5. Quantification of events
6. Identification, assessment and monitoring of key risk indicators

Production of management information, decision making and actions plans

COMPONENTS OF OPERATIONAL RISK RELATED TO LEGAL, TAX AND INFORMATION SECURITY RISKS

- Legal risk

In each country where it operates, BNP Paribas is bound by specific local regulations applicable to companies engaged in banking, insurance and financial services. The Group is notably required to respect the integrity of the markets and the primacy of clients' interests.

For many years, the Group Legal Department function has had an internal control system designed to anticipate, detect, measure and manage legal risks. The system is organised around:

- Specific committees:
  - the Executive Legal Affairs Committee;
  - the Global Legal Committee, which coordinates the activities of the legal function throughout the Group in all countries that have their own legal staff, and ensures that the Group's legal policies are consistent and applied in a uniform manner;

- the Legislation Tracking Committee, which analyses, interprets and distributes throughout the Group the texts of new laws and regulations, and details of changes in French and European case law;
- the Legal Internal Control Committee, whose focuses include overseeing operational risk;
- the Litigation Committee, which deals with major litigation proceedings in which the Group is the plaintiff or defendant;
- the Legal function is a permanent member of the Compliance Committee and the Internal Control Coordination Committee.

- Internal procedures and databases providing a framework for (i) managing legal risk, in close collaboration with the Compliance function for all matters which also fall under their responsibility, and (ii) overseeing the activities of the Group's legal staff. At the end of 2004, a procedures database detailing all internal procedures in French and in English was set up on the Group intranet with access rights for all employees;
- Legal reviews, which are carried out in Group entities to ensure that local systems for managing legal risks are appropriate, legal risks are properly managed and tools correctly used. Regular visits are made, particularly to countries deemed the most vulnerable, in order to check the effectiveness of the systems developed by international units for managing legal risks;
- Internal reporting tools, document templates and analytical models, which are upgraded on an ongoing basis by Group Legal Department and contribute to the analysis of operational risk.

A reorganisation of the Legal function began during 2007 and is now complete. The function has been decentralised and legal experts assigned to the operational teams of the divisions and business lines. This has given them a better understanding of the business lines and made them more responsive, leading to improved control over legal risks. The various committees described above meet regularly to maintain a consistent approach and provide overarching oversight.

- Tax risk

In each country where it operates, BNP Paribas is bound by specific local tax regulations applicable to companies engaged for example in banking, insurance or financial services.

The Group Tax Department is a global function, responsible for overseeing the consistency of the Group's tax affairs. It also shares responsibility for monitoring global tax risks with Group Finance and Development. The Group Tax Department performs second-tier controls to ensure that tax risks remain at an acceptable level and are consistent with the Group's reputation and profitability objectives.

To ensure its mission, the Group Tax Department has established:

- a network of dedicated tax specialists in 12 countries completed by tax correspondents covering other countries where the Group operates;
- a qualitative data reporting system in order to manage tax risks and assess compliance with local tax laws;
- regular reporting to Group Executive Management on the use made of delegations of authority and compliance with internal standards. The Group Tax Department co-chaired the Tax Coordination Committee chaired by Group Finance and Development.

The Tax Coordination Committee also includes the Compliance function and may involve the core businesses when appropriate. The committee is responsible for analysing key tax issues for the Group and making appropriate decisions. Group Finance and Development is obliged to consult the Group Tax Department on any tax issues arising on transactions processed.

The Group Tax Department has also drawn up procedures covering all core businesses, designed to ensure that tax risks are identified, addressed and controlled appropriately. Tax risks may arise at

Group level or from specific customer product or service offerings developed by the Group's entities. To ensure these risks are addressed effectively, the Group Tax Department relies among other on:

- the tax risk management framework. The tax risk charter is presented in the form of a mission letter for the territory tax manager when there is one or in the form of a mission letter for the Group Tax Department authority to the head of core business with regard to entities that do not have a dedicated tax manager. The letter is updated regularly to reflect changes in the charter applicable to Territory Chief Executives;
- procedures for validation by the Group Tax Department for all new products featuring a material tax component, together with all new activities and "specific" transactions structured in France or abroad;
- procedures for procuring independent tax advice;
- definition of operational tax risk incidents and their common filing and reporting;
- definition and disclosure of groupwide tax rules and regulations, and validation of any framework agreement or internal circular/document presenting specific tax issues;
- tax audit reporting procedures;
- control procedures relating to the delivery of tax opinions and advice.

- Information security

Information is a bank's key commodity and effective management of information security risk is vital in an era of near full-scale migration to electronic media, growing demand for swift online processing of ever more sophisticated transactions, and widespread use of the internet or multiple networks as the primary interface between a bank and its individual or institutional customers.

Incidents reported in different countries involving banking and credit/payment card industries highlight the increased need for vigilance. This topic has been reiterated by regulations and case law on data protection.

Information security at BNP Paribas is managed in accordance with a set of various types of reference documents. These include a general security policy; more specific policies, mainly for various issues related to information systems security; ISO 27001 requirements; practical guides to security requirements; and operational procedures that are more or less specific to the targeted context.

The security framework is drilled down to each individual business line, taking account of any regulatory requirements and the risk appetite of the business line in question. It is governed by the Group's general security policy which itself is based on ISO 27001. Each business line takes the same approach to managing information security. The primary methodology used is ISO 27005, supported by EBIOS, the French government methodology, common objective indicators, periodic controls, residual risk assessments and action plans. This approach is part of the permanent and periodic control framework set up for each banking activity pursuant to CRBF regulation 97-02 (amended in 2004) in France and similar regulations in other countries.

Each of BNP Paribas' business lines is exposed to some specific form of information security risk, with some risks common to all businesses. The Group's policy for managing these risks takes into consideration the specific nature of the business, often made more complex by legally and culturally-specific regulations in the different countries in which the Group does business.

Like most global banking players, the Group's online retail banking businesses suffered a number of phishing/pharming attacks in 2008, as in previous years. All large-scale attacks were countered, with no harm whatsoever to our customers, thanks to the continuing reinforcement of existing awareness, prevention, detection and remedial measures. Although we did not see a significant rise in either the number or type of attacks over the year, the Group's businesses remain vigilant and continue to invest in measures that will allow them to keep one step ahead of security threats without increasing complexity for the internet user. In all countries where it has retail banking operations, BNP Paribas plays an active role in raising users' awareness of the intrinsic dangers of the internet and of the key measures that can be taken to mitigate these dangers, by establishing a direct dialogue with customers and working closely alongside public authorities and professional or community associations.

The availability of information systems is vital to allow BNP Paribas to continue operating in a crisis or emergency. In line with its values of operational excellence, the Group maintains, develops and regularly verifies its information back-up capabilities and system robustness in response to tighter regulations and extreme stress scenarios (natural disasters or other catastrophes, health pandemics, etc.). Its action in this area is consistent with the Group's general business continuity plan.

BNP Paribas seeks to minimise information security risk and optimise resources by:

- setting up a procedural framework for each business line governing day-to-day operations (data production) and software management (existing and new applications);
- raising employees' awareness of information security imperatives and training key players in the appropriate procedures and behaviours related to information system resources;
- adopting a formal approach for evaluating existing systems and improving management of security risks through measurable key performance indicators and action plans. This approach is applicable to business projects and shared information system architecture and applications, and is embedded within the Group's system of permanent and periodic controls;
- monitoring incidents and developing intelligence of technological vulnerability and attacks

INSURANCE POLICIES

Risks incurred by the Group may be covered by major insurers with the dual aim of protecting its balance sheet and profit and loss account.

The Group's insurance policy is based on an in-depth identification of risks underpinned by detailed operating loss data. The risks identified are then mapped and partially transferred to leading insurers in the market.

The Group purchases insurance against fraud, theft, property and casualty, business disruption, liability and other risks for which it may be held responsible.

In order to optimise costs and effectively manage risks, certain risks whose frequency and financial impact can be adequately estimated are self-insured.

In selecting insurers, the Group pays close attention to the credit rating and claims paying ability of the companies concerned.

Detailed information on risks incurred by BNP Paribas as well as risk assessment visits, enable insurers to assess the quality of coverage and risk prevention within the Group, as well as the safeguard measures put in place and upgraded on a regular basis in light of new standards and regulations.

4.g COMPLIANCE AND REPUTATION RISKS

Effective management of compliance risk is a core component of the Bank's internal control framework and covers adherence to applicable laws, regulations, codes of conduct and standards of good practice. Compliance also involves protecting the Group's reputation as well as the reputation of its investors and customers; publishing accurate and complete information, ensuring that members of staff act in an ethical manner and avoid conflicts of interest; protecting the interests of its customers and the integrity of the market; implementing anti-money laundering procedures, combating corruption and terrorist financing; and respecting financial embargos.

As required by French regulations, the Compliance function manages compliance risk for all of the Group's domestic and international businesses. The Compliance Function reports to the Chief Executive Officer and has direct, independent access to the Board's Internal Control and Risk Management Committee.

The function includes a central structure in Paris responsible for overseeing and supervising all compliance matters, and local teams within the different divisions and business lines acting under delegated authority from the central team. The Compliance function has grown continuously since 2004.

Management of compliance and reputation risks is based on a system of permanent controls built on four axes:

- general and specific procedures;
- coordination of action taken within the Group to guarantee the consistency and effectiveness of monitoring systems and tools;
- deployment of tools for detecting and preventing money laundering, terrorist financing and corruption;
- training, both at Group level and in the divisions and business lines.

Protecting the Bank's reputation is high on the Group's agenda. It requires ongoing revisions to the risk management policy in line with developments in the external environment. The Group has strengthened its anti-money laundering, terrorist financing and corruption techniques due to the international climate, the increasing number of fraudulent practices and the introduction of tighter regulations by many countries.

4.h LIQUIDITY AND REFINANCING RISK

Liquidity and refinancing risk is the risk of the Bank being unable to fulfil current or future foreseen or unforeseen cash or collateral requirements without affecting routine transactions or its financial position.

Liquidity and refinancing risk is managed through a global liquidity policy approved by Group Executive Management. This policy is based on management principles designed to apply both in normal conditions and in a liquidity crisis. The Group's liquidity position is assessed on the basis of internal standards, warning flags and regulatory ratios.

LIQUIDITY RISK MANAGEMENT POLICY

- Policy objectives

The objectives of the Group's liquidity management policy are to (i) secure a balanced financing mix to support BNP Paribas' development strategy; (ii) ensure that the Group is always in a position to discharge its obligations to its customers; (iii) ensure that it does not trigger a systemic crisis solely by its own actions; (iv) comply with the standards set by the local banking supervisor; (v) keep the cost of refinancing as low as possible; and (vi) cope with any liquidity crises

- Roles and responsibilities in liquidity risk management

The Group's Executive Committee sets the general liquidity risk management policy, including risk measurement principles, acceptable risk levels and the internal billing system. The Internal Control, Risk Management and Compliance Committee reports quarterly to the Board of Directors on liquidity policy principles and the Bank's position.

ALM-Treasury proposes procedures for implementing the liquidity policy set by the Executive Committee. These proposals are then reviewed and approved by the ALM-CIB Committee. The Executive Committee is informed on a regular basis of liquidity indicators, results of stress tests, and the execution of financing programmes. It is also informed of any crisis situation, and is responsible for deciding on the allocation of crisis management roles and approving emergency plans.

After validation by the ALM-CIB Committee, ALM-Treasury is responsible for implementing the policy at both central and individual entity level. It is also owner of the systems used to manage liquidity risk.

The business line and entity ALM committees implement at local level the strategy approved by the ALM-CIB Committee.

GRM contributes to defining liquidity policy principles. It also provides second-line control by validating the models, risk indicators, limits and market parameters used.

- Centralised liquidity risk management

Liquidity risk is managed centrally by ALM-Treasury across all maturities. The Treasury unit is responsible for refinancing and for short-term issues (certificates of deposit, commercial paper, etc.), while the ALM unit is responsible for senior and subordinated debt issues (MTNs, bonds, medium/long-term deposits, covered bonds, etc), preferred share issues, and loan securitisation programmes for the retail banking business and the financing business lines within Corporate and Investment Banking. ALM-Treasury is also tasked with providing financing to the Group's core businesses and business lines, and investing their surplus cash.

LIQUIDITY RISK MANAGEMENT AND SUPERVISION

Day-to-day liquidity management is based on a full range of internal standards and warning flags at various maturities.

An overnight target is set for each Treasury unit, limiting the amount raised on interbank overnight markets. This applies to the major currencies in which the Group does business.

The refinancing capacity needed to cope with an unexpected surge in liquidity needs is regularly measured at Group level. It mainly comprises available securities and loans eligible for central bank refinancing, available ineligible securities that can be sold under repurchase agreements or immediately on the market, and overnight loans not liable to be renewed.

BNP Paribas uses indicators to monitor the diversification of its sources of short-term funds on a worldwide basis to ensure that it is not over-dependent on a limited number of providers of capital.

Medium- and long-term liquidity management is based mainly on an analysis of the medium- and long-term sources of funds available to finance assets with the same maturity.

Over a one-year maturity, the ratio of sources to uses of funds must be more than 80%. The ratio is also monitored over two to five-year maturities. These ratios are based on maturity schedules of balance sheet and off-balance sheet items for all Group entities, whether contractual or theoretical, i.e. based on customer behaviour (prepayment in the case of loans, modelling customer behaviour in the case of regulated savings accounts, etc.).

The Group's consolidated liquidity position by maturity (1 month, 3 months, 6 months, then annually to 15 years) is measured regularly by business line and currency.

In addition, regular stress tests are performed, based on market factors and factors specific to BNP Paribas that would adversely affect its liquidity position.

Regulatory ratios represent the final plank in the liquidity risk management system.

These include the 1-month liquidity ratio and observation ratios, which are calculated monthly for the parent company BNP Paribas SA (French operations and branches) and separately by each subsidiary concerned by the regulations.

Foreign subsidiaries and branches may be required to comply with local regulatory ratios.

RISK EXPOSURE IN 2008

- Movements in the consolidated balance sheet

The Group had total assets of EUR 2,075.6 billion at 31 December 2008. A total of EUR 895 billion in assets, excluding credit institutions, were refinanced in cash, an increase of EUR 77 billion on 2007, including EUR 49 billion relating to loans to customers.

This increase was refinanced primarily by customer deposits for EUR 67 billion.

- Regulatory liquidity ratios

The average one-month regulatory liquidity ratio for BNP Paribas SA (French operations and branches) was 114% in 2008 compared with a minimum requirement of 100%.

- Internal medium and long-term liquidity ratios

The ratio between sources and uses of funds due in more than one year was 84% at the end of December 2008 for the entire BNP Paribas Group, versus 88% at end-December 2007.

RISK MITIGATION TECHNIQUES

As part of the day-to-day management of liquidity, in the event of a temporary liquidity crisis, the Group's most liquid assets constitute a financing reserve enabling the Bank to adjust its treasury position by selling them on the repo market or discounting them with the central bank. If there is a prolonged liquidity crisis, the Bank may have to gradually reduce its total balance sheet position by selling assets outright.

Less liquid assets may be converted into liquid assets or collateralised as part of the day-to-day management of liquidity, by securitising pools of consumer loans granted to retail banking customers, as well as pools of corporate loans.

Liquidity risk is also reduced by the diversification of financing sources in terms of structure, investors, and secured/unsecured financing.

- Hedging strategies

In 2008, the Group continued its policy of diversifying its sources of financing in terms of structures, investors and collateralised financing. The "deposit" product line created in 2007 has contributed to diversifying the corporate and institutional investor base and reduce interbank borrowings. A new certificate of deposit programme offers funds the opportunity to increase their investment in the BNP Paribas Group, thereby improving its liquidity. For the year 2008, the collect of “deposit” product line increased by 20%, and amounted for EUR 23 billion.

The creation of a new certificate of deposit program for EUR 10 billion, offers the possibility to increase the shares that funds are willing to invest in BNP Paribas Group and to improve its liquidity as well. At 31 December 2008, its outstanding amount was EUR 2 billion.

The Group has also expanded its sources of funds through the use of asset collateralisation (increased volumes and pool allocation strategy). In late 2008, the Group set up a special purpose vehicle called BNP Paribas SCF to raise liquidity by using loans guaranteed by export credit agencies and public sector loans. In the final quarter of 2008, the creation of SFEF gave the Bank access to collateralised refinancing unconditionally and irrevocably guaranteed by the French State.

Throughout 2008, the Group substantially increased its capacity for discounting securities and receivables with various central banks, both to obtain finance and to increase its liquidity reserve.

The loan to deposit ratio improved markedly in 2008, thanks to an increase of due to customers (EUR +67 billion) greater than the one of loans and receivable due from customers (EUR +49 billion). The ratio reached 119% in December 2008 compared to 128% in December 2007.

- Senior debt

Senior debt with an economic life of more than one year issued by BNP Paribas SA and its subsidiaries in 2008 totalled EUR 39.4 billion, on a par with senior debt issued in 2007.

In 2008, the proportion of collateralised debt securities increased:

- BNP Paribas covered bonds: up from EUR 9 billion to EUR 12.7 billion;
- CRH (Caisse de Refinancement de l'Habitat): up from EUR 2.7 billion to EUR 3.3 billion;
- SFEF (Société de Financement de l'Economie Française): up from 0 to EUR 1.8 billion.

- Subordinated debt and hybrid securities

In 2008, the Group issued subordinated notes for EUR 0.6 billion and undated super subordinated notes (TSSDI) for a total amount of EUR 3.8 billion.

- Proprietary securitisations

(See the section on Proprietary securitisation in note 4.d).

4.i INSURANCE RISKS

The insurance subsidiaries' risk exposures result from the sale, in France and abroad, of savings and personal risk contracts

FINANCIAL RISKS

Financial risks arise in the Savings business, which accounts for over 95% of the insurance subsidiaries' liabilities.

There are three types of financial risk:

- Interest rate risk

Policyholder yields on life insurance policies are based on either a fixed rate specified in the policy or a variable rate, with or without a yield guarantee. All of these policies give rise to an interest rate risk, corresponding to the risk that the return on admissible assets (i.e. assets acquired by investing premiums) is less than the contractual yield payable to policyholders.

This risk is managed centrally by the BNP Paribas Assurance Asset/Liability Management unit, which coordinates its activities with the BNP Paribas ALM-Treasury Department. Regular asset-liability matching reviews are performed to measure and manage the financial risks, based on medium and/or long-term income statement and balance sheet projections prepared according to various economic scenarios. The results of these reviews are analysed in order to determine any adjustments to assets (through diversification, use of derivatives, etc.) that are required to reduce the risks arising from changes in interest rates and asset values.

In France, to cover potential financial losses estimated over the life of the policies, a provision for future adverse deviation (*provision pour aléas financiers*) is booked when total amount of technical interest plus the guaranteed yield payable to policyholders through technical reserves is not covered by 80% of the yield on the admissible assets. No provision for future adverse deviation was booked at 31 December 2008 or 2007 as the yields guaranteed by the insurance subsidiaries are low and the guarantees are for short periods, resulting in only limited exposure.

- Surrender risk

Savings contracts include a surrender clause allowing customers to request reimbursement of all or part of their accumulated savings. The insurer is exposed to the risk of surrender rates being higher than the forecasts used for ALM modelling purposes, forcing it to sell assets at a loss in order to free up the necessary cash for surrenders in excess of forecast.

The surrender risk is limited, however, as:

- Most policies provide for the temporary suspension of surrender rights in the event that the insurer's financial position were to be severely impaired such that the surrenders would deprive other policyholders of the ability to exercise their rights.
- Policyholder behaviour is monitored on an ongoing basis, in order to regularly align the duration of assets with that of the corresponding liabilities and reduce the risk of abrupt, large-scale asset sales. Changes in assets and liabilities are projected over periods of up to 40 years, in order to identify mismatches giving rise to a liquidity risk. These analyses are then used to determine the choice of maturities for new investments and the assets to be sold.
- In addition to the guaranteed yield, policyholders are paid dividends that raise the total yield to a level in line with market benchmarks. These dividends, which are partly discretionary, reduce the risk of an increase in surrender rates in periods of rising market interest rates.
- The return on financial assets is protected mainly through the use of hedging instruments.

- Unit-linked contracts with a capital guarantee

Certain unit-linked contracts include whole life cover providing for the payment of a death benefit at least equal to the cumulative premiums invested in the contract, whatever the conditions on the financial markets at the time of the insured's death. The risk on these contracts is both statistical (probability of a claim) and financial (market value of the units).

The capital guarantee is generally subject to certain limits. In France, for example, most contracts limit the guarantee to one year and a maximum of EUR 765,000 per insured. In addition, the guarantee is not normally available beyond the insured's 80th birthday.

The carrying amount of linked liabilities is equal to the sum of the fair values of the assets held in the unit-linked portfolios. The insurer's liability is therefore covered by corresponding assets. The match between linked liabilities and the related assets is checked at monthly intervals.

The capital guarantee reserve takes into account the probability of death, based on a deterministic scenario, and stochastic analyses of changing financial market prices. The capital guarantee reserve amounted to EUR 27 million at 31 December 2008 (stable compared with 31 December 2007).

INSURANCE SUBSCRIPTION RISKS

The insurance subscription risks arise mainly in the Personal Risk business, which accounts for some 5% of the insurance subsidiaries' liabilities.

They result mainly from the sale of annuity policies in France and loan protection insurance worldwide.

The actuarial oversight system set up to prevent and control actuarial risks in France and internationally is based on guidelines and tools that describe (i) the principles, rules, methods and best practices to be followed by each actuary throughout the policies' life cycle, (ii) the tasks to be performed by the actuaries and their reporting obligations and (iii) practices that are banned or that are allowed only if certain conditions are met.

Underwriting limits are set at various local and central levels, based on capital at risk, estimated maximum acceptable losses and estimated margins on the policies concerned. The experience acquired in managing geographically diversified portfolios is used to regularly update risk pricing databases comprising a wide range of criteria such as credit risk, the type of guarantee and the insured population). Each contract is priced by reference to the margin and return-on-equity targets set by the executive management of BNP Paribas Assurance.

Risk exposures from annuity and loan protection insurance business are monitored at quarterly intervals by BNP Paribas Assurance's Executive Committee, based on an analysis of loss ratios. Loss ratios for annuity contracts are based on mortality tables applicable under insurance regulations, as adjusted by independent actuaries where appropriate. Annuity risks are low.

Loan protection insurance covers death, total or partial disability, loss of employment and financial loss risks for personal loans and home loans. The insurance book comprises a very large number of individual policies representing low risks and low premiums. Margins depend on the size of the insurance book, effective pooling of risks and tight control of administrative costs.

Actual loss ratios are compared with forecast ratios on a regular basis by the actuarial department, and premium rates are adjusted when necessary.

The insurance subscription risks are covered by various technical reserves, including the unearned premiums reserve generally calculated on an accruals basis policy-by-policy, the outstanding claims reserve, determined by reference to reported claims, and the IBNR (claims incurred but not reported) reserve, determined on the basis of either observed settlements or the expected number of claims and the average cost per claim.

4.j EXTENSION OF THE FINANCIAL CRISIS STARTED IN THE SECOND HALF OF 2007 INTO 2008

BACKGROUND

The US housing market slowdown that started in the second half of 2007 extended into 2008, making investors wary of structured financial instruments derived from securitization transactions. This in turn affected the market prices of these instruments and the parameters used to value them, and these factors continue to deteriorate.

The prolonged US housing market collapse also highlighted the fragile financial health of monoline insurers, or the companies that had guaranteed securitized mortgage assets – especially in the case of subprime mortgages. Rating agencies cut the credit ratings of some monolines, increasing the risk premium on the securities issued by these insurers and consequently impairing their value. Two monoline insurers were able to negotiate commutation agreements with their counterparties for their riskiest commitments, but based on heavily discounted prices.

The financial crisis intensified dramatically on 15 September 2008 when the American bank Lehman Brothers declared bankruptcy. The US government refused to bail out Lehman Brothers – even though public backing had already been given to many financial institutions weakened by the crisis – without considering the systemic risk that would arise from the failure of a bank Lehman's size, nor the web of ties that Lehman had with other players across the financial sector. These other market participants suffered direct losses from their exposure to "Lehman risk," which weighed significantly on their second half 2008 earnings.

The US government's decision had considerable ramifications. Financial institutions lost faith in each other, making it more difficult for them to access liquidity. Central banks had to step in for the interbank market and expanded their balance sheets by relaxing the criteria on financial or banking assets they accepted as collateral. These measures helped ease interbank lending rates, after interbank spreads had peaked at 400 basis points for the dollar and 150 basis points for the euro. Spreads on medium-term debt also widened sharply, but to markedly different degrees depending on the market's assessment of the issuer's ability to weather the financial crisis on solid footing.

Banks were forced to recognise sizable write-downs, thus weakening their balance sheets and resulting in a need for fresh equity – at a time when investors had become averse to banking risk. Therefore the governments of the main countries affected by the crisis adopted exceptional measures involving huge sums of money, which were deployed to recapitalise troubled financial institutions and provide guarantees. Entire swathes of the financial sector fell under state control. Companies with less exposure to the crisis still had to shore-up their equity to some extent, in order to meet prudential requirements amid the unprecedented uncertainty.

The crisis soon spread beyond the financial sector and into the broader economy. Business activity began slowing in developed countries the first half of the year, and the slowdown propagated to all corners of the globe with alarming speed. Every major developed region plunged into a recession. As companies' financial health deteriorated, more and more of them were unable to meet their payment obligations or found themselves facing bankruptcy. Banks' cost of risk escalated in the fourth quarter of 2008 – particularly noteworthy since their cost of risk had been exceptionally low in the years preceding the crisis.

The Lehman Brothers bankruptcy announcement sent the already bearish equity markets reeling. Stock market indices tumbled an average of 20% in the fourth quarter of 2008, after falling by around 30% in the first three quarters. Banks, along with all market participants, were compelled to recognise hefty write-downs on their equity holdings.

However, beyond the impact to the equity markets, the Lehman Brothers collapse triggered an unparalleled dislocation across all financial markets that was reflected in extreme shocks due to high volatility and an unprecedented level of correlation. These factors dragged on the performance of financial market players, most notably hedge funds which suffered large losses. Hedge fund managers had no choice but to slash their funds' investments in order to restore debt-to-equity ratios, and this large-scale unwinding of positions drove the markets even lower. Hedge fund managers also had to cope with substantial redemption requests from investors. The ensuing pressure on hedge funds revealed instances of fraud such as the Madoff scandal, a corrupt scheme of unparalleled scale.

REVIEW OF THE MAIN POSITIONS EXPOSED TO THE DIRECT EFFECTS OF THE CRISIS

The Group's risk surveillance and financial control teams continue to closely monitor positions that may be affected by the crisis, paying close attention to the methods and parameters used to value these positions.

- Exposure to monoline risk

- Exposure to US monoline insurer counterparty risk, by type of underlying asset

Gross exposure to counterparty risk (3) In millions of euros, at	31 December 2008	31 December 2007
CDO's (1) of US RMBS (2) subprime	1,737	1,336
CDO's (1) of european RMBS (2)	21	13
CDO's (1) of CMBS (2)	237	122
CDO's (1) of corporate bonds	1,182	227
CLO's (1)	266	166
Non credit related	-	19
Total of gross exposure to counterparty risk	**3,443**	**1,883**

(1) CDO = Collateralized Debt Obligation; CLO = Collateralized Loan Obligation
(2) RMBS = Residential Mortgage Backed Security; CMBS = Commercial Mortgage Backed Security
(3) Gross counterparty risk is defined as the fair value of the corresponding financial instruments (the data at 31 December 2008 include the restructuring in January 2009 of the exposure on one counterparty)

- Fair value adjustments to protection instruments issued by US monoline insurers

In millions of euros, at	31 December 2008	31 December 2007
Gross exposure to counterparty risk	**3,443**	**1,883**
Hedges	(727)	(773)
Residual unhedged exposure	**2,716**	**1,110**
Credit adjustments	(1,827)	(420)
Net exposure to counterparty risk	**889**	**690**

- Exposure on leveraged buyouts in progress

The Bank reduced its gross exposure from approximately EUR 2,500 million at 31 December 2007 to EUR 1,800 million at 30 September 2008. These loans were reclassified to "Loans and receivables due from customers" on 1 October 2008 as discussed in note 5.a, "Financial assets, financial liabilities, and derivatives at fair value through profit or loss." The Bank recognised EUR 102 million of negative fair value adjustments for the first nine months of 2008 (i.e., up to the reclassification date), compared with EUR 238 million for 2007.

- Exposure on sponsored conduits

BNP Paribas manages six securitisation conduits on behalf of clients, representing total assets of around EUR 12,800 million (vs. EUR 11,000 million at 31 December 2007). These assets are relatively low-risk. They include approximately EUR 5,800 million of US assets that are not exposed to the mortgage market (vs. EUR 4,200 million at 31 December 2007), compared with around EUR 200 million of mortgage-backed assets of which the subprime portion is not material at 31 December 2007.

These conduits have not been consolidated since they do not meet the consolidation criteria set out in note 1.b.1 "Scope of consolidation". Although the Group provided liquidity assistance to some of these conduits during certain periods – debt securities issued by these conduits and provisionally carried in the Group's balance sheet represented EUR 1,286 million at 31 December 2008, vs. EUR 4,095 million at 31 December 2007 – the analysis of criteria demonstrating the absence of control by the Group has not been substantially modified.

DIRECT EFFECT OF THE CRISIS ON PROFIT FOR THE YEAR

In millions of euros	Year to 31 Dec. 2008	Year to 31 Dec. 2007
EFFECT ON REVENUES		
Fair value adjustments		
Loan syndications in progress	(102)	(238)
Securitisations and other investments	(354)	(88)
Impairment on equity portfolio	(851)	-
Credit adjustments to reflect counterparty risk on over-the-counter derivatives		
Monoline insurers	(914)	(468)
Other counterparties	(721)	(57)
TOTAL EFFECT ON REVENUES	**(2,942)**	**(851)**
EFFECT ON COST OF RISK		
Loans to customers	(57)	(231)
Investment portfolio	(181)	(131)
Market counterparties	(2,060)	(62)
of which monolines classified as doubtful	*(974)*	*(44)*
of which Lehman Brothers	*(540)*	-
of which Icelandic banks	*(150)*	-
Madoff risk	(345)	-
TOTAL EFFECT ON COST OF RISK	**(2,643)**	**(424)**

5. NOTES TO THE BALANCE SHEET AT 31 DECEMBER 2008

5.a FINANCIAL ASSETS, FINANCIAL LIABILITIES AND DERIVATIVES AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets and financial liabilities at fair value through profit or loss consist of trading account transactions (including derivatives) and certain assets and liabilities designated by the Group as at fair value through profit or loss at the time of acquisition or issue.

FINANCIAL ASSETS

Trading book assets include proprietary securities transactions, repurchase agreements, and derivative instruments contracted for position management purposes. Assets designated by the Group as at fair value through profit or loss include admissible investments related to unit-linked insurance business, and to a lesser extent assets with embedded derivatives that have not been separated from the host contract.

FINANCIAL LIABILITIES

Trading book liabilities comprise securities borrowing and short selling transactions, repurchase agreements, and derivative instruments contracted for position management purposes. Financial liabilities at fair value through profit or loss mainly comprise issues originated and structured on behalf of customers, where the risk exposure is managed in combination with the hedging strategy. These types of issue contain significant embedded derivatives, whose changes in value are cancelled out by changes in the value of the hedging instrument.

The nominal value of financial liabilities at fair value through profit or loss at 31 December 2008 was EUR 68,291 million (EUR 79,680 million at 31 December 2007). Their fair value takes into account any change attributable to issuer risk relating to the BNP Paribas Group itself insofar as this change is considered material in respect of the Group's conditions of issuance. The Group has recognised a EUR 734 million reduction in the fair value of its debt (EUR 141 million at 31 December 2007), taking into consideration the increase in the value of it's own credit spread and the cost of liquidity observed during the crisis affecting the financial markets since the second half of 2007.

In millions of euros	31 December 2008			31 December 2007		
	Trading book	Assets designated at fair value through profit or loss	TOTAL	Trading book	Assets designated at fair value through profit or loss	TOTAL
FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS						
Negotiable certificates of deposit	**64,736**	**410**	**65,146**	**82,476**	**554**	**83,030**
Treasury bills and other bills eligible for central bank refinancing	45,155	7	45,162	65,077	12	65,089
Other negotiable certificates of deposit	19,581	403	19,984	17,399	542	17,941
Bonds	**115,374**	**5,774**	**121,148**	**121,314**	**6,488**	**127,802**
Government bonds	80,857	413	81,270	56,294	491	56,785
Other bonds	34,517	5,361	39,878	65,020	5,997	71,017
Equities and other variable-income securities	**52,840**	**33,944**	**86,784**	**100,709**	**43,975**	**144,684**
Repurchase agreements	**350,282**	**106**	**350,388**	**334,033**	**95**	**334,128**
Loans	**465**	**1,420**	**1,885**	**2,791**	**2,351**	**5,142**
to credit institutions	*108*	*1,322*	*1,430*	*-*	*2,240*	*2,240*
to corporate customers	*350*	*98*	*448*	*2,781*	*111*	*2,892*
to private individual customers	*7*	*-*	*7*	*10*	*-*	*10*
Trading book derivatives	**566,920**		**566,920**	**236,920**		**236,920**
Currency derivatives	50,586		50,586	23,627		23,627
Interest rate derivatives	297,600		297,600	99,308		99,308
Equity derivatives	116,679		116,679	75,243		75,243
Credit derivatives	85,531		85,531	30,342		30,342
Other derivatives	16,524		16,524	8,400		8,400
TOTAL FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	**1,150,617**	**41,654**	**1,192,271**	**878,243**	**53,463**	**931,706**
of which loaned securities	*30,592*		*30,592*	*40,530*		*40,530*
FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS						
Borrowed securities and short selling	**83,736**	**-**	**83,736**	**116,073**	**-**	**116,073**
Repurchase agreements	**369,315**		**369,315**	**357,386**	**451**	**357,837**
Borrowings	**1,276**	**1,501**	**2,777**	**1,517**	**2,254**	**3,771**
Credit institutions	*1,190*	*669*	*1,859*	*811*	*1,475*	*2,286*
Corporate customers	*86*	*832*	*918*	*706*	*779*	*1,485*
Debt securities	**-**	**53,940**	**53,940**	**-**	**73,973**	**73,973**
Trading book derivatives	**545,034**		**545,034**	**244,471**		**244,471**
Currency derivatives	45,151		45,151	26,017		26,017
Interest rate derivatives	291,457		291,457	97,412		97,412
Equity derivatives	104,195		104,195	83,455		83,455
Credit derivatives	82,380		82,380	30,180		30,180
Other derivatives	21,851		21,851	7,407		7,407
TOTAL FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	**999,361**	**55,441**	**1,054,802**	**719,447**	**76,678**	**796,125**

The derivative instruments included in the trading book mostly relate to transactions initiated for position management purposes, and may be contracted in connection with market-making or arbitrage activities. BNP Paribas actively trades in derivatives so as to meet the needs of its customers. Transactions include trades in ordinary instruments such as credit default swaps, and structured transactions with tailored complex risk profiles. The net position is in all cases subject to limits.

Trading account derivative instruments also include derivatives contracted to hedge financial assets or financial liabilities but for which the Group has not documented a hedging relationship, or which do not qualify for hedge accounting under IFRS. This applies in particular to credit derivative transactions which are primarily contracted to protect the Group's loan book.

The positive or negative fair value of derivative instruments classified in the trading book represents the replacement value of these instruments. This value may fluctuate significantly in response to changes in market parameters such as interest rates or exchange rates.

The table below shows the total notional amount of trading derivatives. The notional amounts of derivative instruments are merely an indication of the volume of the Group's activities in financial instruments markets, and do not reflect the market risks associated with such instruments.

In millions of euros	31 December 2008	31 December 2007
Trading book derivatives	**36,349,436**	**29,510,170**
Currency derivatives	1,688,447	1,519,922
Interest rate derivatives	30,477,544	23,593,404
Equity derivatives	2,248,303	2,085,374
Credit derivatives	1,770,439	2,143,613
Other derivatives	164,703	167,857

Derivatives traded on organised markets represented 38% of the Group's derivatives transactions at 31 December 2008 (42% at 31 December 2007).

BREAKDOWN OF FINANCIAL INSTRUMENTS BY TYPE OF FAIR PRICE MEASUREMENT

The breakdown of financial instruments by type of fair value measurement given in the following table has been prepared in accordance with categories defined in note 1.c.9 "Determination of fair value"

In millions of euros at	31 December 2008				31 December 2007			
	Market price (cat 1)	Model with observable parameters (cat 2)	Model with non-observable parameters (cat 3)	Total	Market price (cat 1)	Model with observable parameters (cat 2)	Model with non-observable parameters (cat 3)	Total
FINANCIAL ASSETS								
Financial assets held for trading purposes at fair value through profit or loss	627,928	495,977	26,712	**1,150,617**	624,082	250,518	3,643	**878,243**
Financial assets at fair value through profit or loss under the fair value option	35,725	5,929	-	**41,654**	46,790	6,673	-	**53,463**
FINANCIAL LIABILITIES								
Financial liabilities held for trading purposes at fair value through profit or loss	510,407	463,078	25,876	**999,361**	481,831	229,788	7,828	**719,447**
Financial liabilities at fair value through profit or loss under the fair value option	-	55,441	-	**55,441**	451	76,227	-	**76,678**

The first category comprises financial instruments traded on liquid organised markets.

During 2008, the markets for some convertible bond classes, collateral debt obligations (CDOs), ABSs, and long-term structured derivatives became inactive. In the absence of any significant trading volumes and, therefore, any market references, these instruments were valued on the basis of models using non-observable inputs at 31 December 2008.

- Day one profit and sensitivity of model values to reasonable changes in assumptions

The fair value of certain complex derivatives is determined using measurement techniques or internally-developed models based on assumptions which do not rely directly on currently-observable market data. These models are based on methods widely used in the financial community, are subject to a internal approval procedure and are regularly reviewed by Risk Management.

The uncertainty inherent to the use of these models is quantified through analyses of sensitivities to non-observable parameters as well as through comparison with valuations resulting from alternative models. Given this uncertainty, the Group uses reserves to adjust the carrying amount of the instruments concerned.

Day one profit is calculated net of these reserves, and is taken to the profit and loss account over the period during which the valuation parameters are expected to remain unobservable (note 1.c.9). The unamortised amount is included in the balance sheet as a reduction in the fair value of these complex transactions.

Changes in the margin not taken to the profit and loss account and contained in the price of derivatives sold to clients and measured using internal models based on non-observable parameters ("day one profit") can be analysed as follows over years 2007 and 2008:

In millions of euros	Year to 31 Dec. 2008	Year to 31 Dec. 2007
Deferred margin at 1 January	673	731
Deferred margin on transactions during the year	542	411
Margin taken to the profit and loss account during the year	(505)	(469)
Deferred margin at 31 December	710	673

This deferred margin is recorded in "Financial assets held for trading purposes at fair value through profit or loss held for trading purposes" or "Financial liabilities held for trading purposes at fair value through profit or loss", which are measured by models based on non-observable parameters.

At 31 December 2008, the sensitivity of the values resulting from reasonable alternative assumptions likely to be used to quantify the parameters used can be estimated at approximately EUR 545 million (EUR 270 million at 31 December 2007).

RECLASSIFICATION OF FINANCIAL INSTRUMENTS HELD FOR TRADING AND INITIALLY RECOGNISED AT FAIR VALUE THROUGH PROFIT OR LOSS

The crisis that shook financial markets worldwide in the second half of 2007 continued through 2008, reaching an unprecedented scale in the fourth quarter of the year. The effects of the crisis were particularly visible in the volume and duration of interbank financing transactions, the volume and conditions of syndicated leveraged loans, and the trading of structured instruments arising from securitisation transactions. The crisis also made liquidity scarce in numerous markets and market segments, and did away with almost all reliable market transactions or reference points for a large number of financial instruments.

These exceptional circumstances prompted the Group to change its accounting treatment of financial instruments initially held for trading. While the Group originally intended to sell these assets, they are now being held within customer loan portfolios or as securities available for sale. The Group has therefore reclassified these assets into the corresponding categories allowed by the amendments to IAS 39 and IFRS 7 adopted by the European Union on 15 October 2008.

These assets were reclassified in the fourth quarter of 2008 and are summarised in the following table:

In millions of euros	Amount on the reclassification date	31 December 2008	
		Carrying value	Market or model value
Financial assets reclassified from the trading portfolio	**7,844**	**7,816**	**7,405**
Into loans and recevaibles due from customers	7,077	7,079	6,668
Into available-for-sale financial assets	767	737	737

The cash flows expected and deemed recoverable by the Group as of the reclassification date were EUR 7,904 million for assets reclassified as "Loans and receivables due from customers" and EUR 790 million for assets reclassified as "Available-for-sale assets." The average effective interest rates for these two categories of assets are 7.6% and 6.7%, respectively.

The following table shows the profit or loss items related to the reclassified assets, both as they were recorded in 2008 and as they would have been recorded if the reclassification had not taken place.

In millions of euros	Year to 31 Dec. 2008			Year to 31 Dec. 2007
	Up to the reclassification date	After the reclassification date	Total	
Profit or loss and equity (before tax) related to reclassified assets, as recorded	**(487)**	**43**	**(444)**	**(211)**
- Profit or loss items				
Gains or losses on financial assets at fair value through profit or loss	(487)	42 (1)	(445)	(211)
Interest income		64	64	
Cost of risk		(28)	(28)	
- Equity items				
Change in the value of instruments reclassified as available-for-sale, after reclassification and recognised in equity		(35)	(35)	
Profit or loss (before tax) items if assets had not been reclassified	**(487)**	**(424)**	**(911)**	
Gains or losses on financial assets at fair value through profit or loss	(487)	(424)	(911)	

(1) Profit or loss item related to the hedged portion of reclassified instruments.

5.b DERIVATIVES USED FOR HEDGING PURPOSES

The table below shows the fair values of derivatives used for hedging purposes.

In millions of euros	31 December 2008		31 December 2007	
	Negative fair value	Positive fair value	Negative fair value	Positive fair value
DERIVATIVES USED AS FAIR VALUE HEDGES OF NON-DERIVATIVE FINANCIAL INSTRUMENTS				
Currency derivatives	5	2	-	22
Interest rate derivatives	5,195	2,409	655	1,487
Other derivatives	-	52	14	43
FAIR VALUE HEDGES	**5,200**	**2,463**	**669**	**1,552**
DERIVATIVES USED AS CASH FLOW HEDGES OF NON-DERIVATIVE FINANCIAL INSTRUMENTS				
Currency derivatives	378	313	162	173
Interest rate derivatives	542	1,719	418	428
Other derivatives	52	-	2	-
CASH FLOW HEDGES	**972**	**2,032**	**582**	**601**
DERIVATIVES USED AS NET FOREIGN INVESTMENT HEDGES				
Currency derivatives	-	60	10	1
NET INVESTMENT HEDGES	**-**	**60**	**10**	**1**
DERIVATIVES USED FOR HEDGING PURPOSES	**6,172**	**4,555**	**1,261**	**2,154**

The total notional amount of derivatives used for hedging purposes stood at EUR 459,134 million at 31 December 2008, compared with EUR 371,339 million at 31 December 2007.

Derivatives used for hedging purposes are primarily contracted on over-the-counter markets and are measured using models based on observable parameters.

5.c AVAILABLE-FOR-SALE FINANCIAL ASSETS

In millions of euros	31 December 2008	31 December 2007
Negotiable certificates of deposit	**19,487**	**17,499**
Treasury bills and other bills eligible for central bank refinancing	14,110	12,762
Other negotiable certificates of deposit	5,377	4,737
Bonds	**94,946**	**73,457**
Government bonds	61,014	48,802
Other bonds	33,932	24,655
Equities and other variable-income securities	**18,849**	**22,670**
of which listed securities	*9,717*	*14,454*
of which unlisted securities	*9,132*	*8,216*
Total available-for-sale financial assets, before impairment provisions	**133,282**	**113,626**
of which loaned securities	*374*	*1,729*
Provisions for impairment of available-for-sale financial assets	**(2,557)**	**(1,032)**
Fixed-income securities	(422)	(231)
Variable-income securities	(2,135)	(801)
Total available-for-sale financial assets, net of impairment provisions	**130,725**	**112,594**
of which unrealised gains and losses on negotiable certificates of deposit and boı	*(1,893)*	*(769)*
of which unrealised gains and losses on equities and other variable-income secu.	*162*	*5,794*

5.d INTERBANK AND MONEY-MARKET ITEMS

- Loans and receivables due from credit institutions

In millions of euros	31 December 2008	31 December 2007
Demand accounts	13,514	15,497
Loans	49,648	48,901
Repurchase agreements	6,074	6,772
Total loans and receivables due from credit institutions, before impairment provisions	**69,236**	**71,170**
Provisions for impairment of loans and receivables due from credit institutions (Note 2.f)	(83)	(54)
Total loans and receivables due from credit institutions, net of impairment provisions	**69,153**	**71,116**

- Due to credit institutions

In millions of euros	31 December 2008	31 December 2007
Demand accounts	8,673	8,165
Borrowings	154,292	130,370
Repurchase agreements	23,222	31,647
Total due to credit institutions	**186,187**	**170,182**

5.e CUSTOMER ITEMS

- Loans and receivables due from customers

In millions of euros	31 December 2008	31 December 2007
Demand accounts	28,519	29,794
Loans to customers	454,237	403,295
Repurchase agreements	885	247
Finance leases	25,058	24,266
Total loans and receivables due from customers, before impairment provisions	**508,699**	**457,602**
Impairment of loans and receivables due from customers (Note 2.f)	(14,298)	(12,499)
Total loans and receivables due from customers, net of impairment provisions	**494,401**	**445,103**

- Breakdown of finance leases

In millions of euros	31 December 2008	31 December 2007
Gross investment	**28,313**	**27,294**
Receivable within 1 year	*7,753*	*7,407*
Receivable after 1 year but within 5 years	*15,140*	*14,671*
Receivable beyond 5 years	*5,420*	*5,216*
Unearned interest income	(3,255)	(3,028)
Net investment before impairment provisions	**25,058**	**24,266**
Receivable within 1 year	*6,946*	*6,258*
Receivable after 1 year but within 5 years	*13,256*	*13,453*
Receivable beyond 5 years	*4,856*	*4,555*
Impairment provisions	(508)	(431)
Net investment after impairment provisions	**24,550**	**23,835**

- Due to customers

In millions of euros	31 December 2008	31 December 2007
Demand deposits	198,926	159,842
Term accounts and short-term notes	161,705	140,259
Regulated savings accounts	42,226	40,198
Repurchase agreements	11,098	6,405
Total due to customers	**413,955**	**346,704**

5.f DEBT SECURITIES AND SUBORDINATED DEBT

In millions of euros	31 December 2008	31 December 2007
Debt securities at fair value through profit or loss *(note 5.a)*	53,940	73,973
Other debt securities	157,508	141,056
Negotiable certificates of deposit	129,506	106,381
Bond issues	28,002	34,675
Subordinated debt	18,323	18,641
Redeemable subordinated debt	17,209	17,393
Undated subordinated debt	1,114	1,248
TOTAL	229,771	233,670

REDEEMABLE SUBORDINATED DEBT

The redeemable subordinated debt issued by the Group is in the form of medium and long-term debt securities, equivalent to ordinary subordinated debt; these issues are redeemable prior to the contractual maturity date in the event of liquidation of the issuer, and rank after the other creditors but before holders of participating loans and participating subordinated notes.

These debt issues may contain a call provision authorising the Group to redeem the securities prior to maturity by repurchasing them in the stock market, via public tender offers, or (in the case of private placements) over the counter.

Debt issued by BNP Paribas SA or foreign subsidiaries of the Group via placements in the international markets may be subject to early redemption of the capital and early payment of interest due at maturity at the issuer's discretion on or after a date stipulated in the issue particulars (call option), or in the event that changes in the then applicable tax rules oblige the BNP Paribas Group issuer to compensate debt-holders for the consequences of such changes. Redemption may be subject to a notice period of between 15 and 60 days, and is in all cases subject to approval by the banking supervisory authorities.

UNDATED SUBORDINATED DEBT

Undated subordinated debt consists of undated floating-rate subordinated notes (*titres subordonnés à durée indéterminée* – TSDIs), other undated subordinated notes, and undated participating subordinated notes (*titres participatifs*).

In millions of euros	31 December 2008	31 December 2007
Undated floating-rate subordinated notes (TSDIs)	780	757
Other undated subordinated notes	63	140
Undated participating subordinated notes	270	274
Issue costs and fees, accrued interest	-	77
TOTAL	1,114	1,248

- Undated floating-rate subordinated notes and other undated subordinated notes

The TSDIs and other undated subordinated notes issued by BNP Paribas are redeemable on liquidation of the Bank after repayment of all other debts but ahead of undated participating subordinated notes. They confer no rights over residual assets.

- Undated floating-rate subordinated notes

The various TSDI issues are as follows:

In millions of euros

Issuer	Issue date	Currency	Original amount in issue currency	Rate	31 December 2008	31 December 2007
Paribas SA	September 1984	USD	24 million	3-month Libor + 3/8%	17	16
BNP SA	October 1985	EUR	305 million	TMO - 0.25%	290	290
Paribas SA	July 1986	USD	165 million	3-month Libor + 1/8%	115	109
BNP SA	September 1986	USD	500 million	6-month Libor + 0.75%	358	342
TOTAL					780	757

The TSDIs issued in US dollars contain a specific call option provision, whereby they may be redeemed at par prior to maturity at the issuer's discretion at any time after a date specified in the issue particulars, after approval of the banking supervisory authorities. They are not subject to any interest step up clause. Payment of interest is obligatory, but the Board of Directors may postpone interest payments if within the twelve months preceding the interest payment date the Ordinary General Meeting of Shareholders approves a decision not to pay a dividend.

Payment of interest is obligatory on the TSDIs issued in October 1985 (representing a nominal amount of EUR 305 million), but the Board of Directors may postpone interest payments if within the twelve months preceding the interest payment date the Ordinary General Meeting of Shareholders notes that there is no income available for distribution.

- Other undated subordinated notes

The other undated subordinated notes issued by the Group in 1998 and 1999 may be redeemed at par prior to maturity on a date specified in the issue particulars, after approval of the banking supervisory authorities, and are entitled to a step up in interest from this date if the notes have not been redeemed. Payment of interest is obligatory, but the Board of Directors may postpone interest payments if within the twelve months preceding the interest payment date the Ordinary General Meeting of Shareholders Meeting approves a decision not to pay a dividend.

In millions of euros

Issuer	Issue date	Currency	Original amount in issue currency	Redemption option/interest step up date	Rate	Interest step up (basis points)	31 December 2008	31 December 2007
BNP SA	April 1998	EUR	77 million	April 2008	3-month Libor + 0.70%	+150 bp	-	77
Laser	May 1999	EUR	110 million (1)	May 2009	5.935%	+250 bp (2)	55	55
Others							8	8
TOTAL							63	140

(1) Before application of the proportionate consolidation rate.
(2) Above the 3-month Eurolibor.

The EUR 77 million in undated notes issued in April 1998 were redeemed prior to maturity in April 2008, on the date indicated in the issue particulars.

- Undated participating subordinated notes

Undated participating subordinated notes issued by the Bank between 1984 and 1988 for a total amount of EUR 337 million are redeemable only in the event of liquidation of the Bank, but may be retired on the terms specified in the law of 3 January 1983. Under this option, 325,560 notes were retired in 2004 and 2006 and 108,707 notes in March 2007 and subsequently cancelled. Payment of interest is obligatory, but the Board of Directors may postpone interest payments if the Ordinary General Meeting of Shareholders Meeting held to approve the financial statements notes that there is no income available for distribution.

BREAKDOWN OF DEBT SECURITIES AND SUBORDINATED DEBT BY CONTRACTUAL MATURITY

The carrying amount of debt securities (except for negotiable certificates of deposit, recorded within "Other debt securities", regarded mostly as having a maturity of less than one year) is broken down in the table below by contractual maturity date, or in the case of undated notes, by interest uplift date (if any). All BNP Paribas debt issues are converted to floating-rate, irrespective of the benchmark rate on issue.

Maturity or call option date, in millions of euros (unless otherwise indicated)	2009	2010	2011	2012	2013	2014-2018	After 2018	TOTAL at 31 Dec 2008
Total senior and subordinated debt	17,778	13,843	11,385	12,719	5,865	29,407	9,268	100,265

Maturity or call option date, in millions of euros (unless otherwise indicated)	2008	2009	2010	2011	2012	2013-2017	After 2017	TOTAL at 31 Dec 2007
Total senior and subordinated debt	28,925	17,158	11,376	11,773	13,255	32,961	11,841	127,289

5.g HELD-TO-MATURITY FINANCIAL ASSETS

In millions of euros	31 December 2008	31 December 2007
Negotiable certificates of deposit	**3,089**	**2,904**
Treasury bills and other bills eligible for central bank refinancing	3,031	2,848
Other negotiable certificates of deposit	58	56
Bonds	**10,987**	**11,904**
Government bonds	10,733	11,564
Other bonds	254	340
Total held-to-maturity financial assets	**14,076**	**14,808**

5.h CURRENT AND DEFERRED TAXES

In millions of euros	31 December 2008	31 December 2007
Current taxes	2,036	1,297
Deferred taxes	4,019	1,668
Current and deferred tax assets	**6,055**	**2,965**
Current taxes	2,166	1,189
Deferred taxes	1,805	1,286
Current and deferred tax liabilities	**3,971**	**2,475**

Deferred taxes on temporary differences relate to the following items:

Change in deferred taxes over the year In millions of euros	Year to 31 Dec. 2008	Year to 31 Dec. 2007
Net deferred taxes at start of period	**382**	**520**
Profit (loss) of defered taxes	1,264	(357)
Effect of exchange rate and other movements	568	219
Net deferred taxes at end of period	**2,214**	**382**

Breakdown of net deferred taxes by temporary differences In millions of euros	31 December 2008	31 December 2007
Provisions for employee benefit obligations	363	373
Other provisions	857	1,537
Unrealised finance lease reserve	(801)	(755)
Available-for-sale financial assets	557	(552)
Other items	1,238	(221)
Net deferred taxes	**2,214**	**382**
of which		
Deferred tax assets	4,019	1,668
Deferred tax liabilities	(1,805)	(1,286)

Carryforwards of tax losses accounted for EUR 1,166 million of total deferred tax assets at 31 December 2008 (EUR 478 million at 31 December 2007).

Unrecognised deferred tax assets amounted to EUR 552 million at 31 December 2008 (EUR 529 million at 31 December 2007).

5.i ACCRUED INCOME/EXPENSE AND OTHER ASSETS/LIABILITIES

In millions of euros	31 December 2008	31 December 2007
Guarantee deposits and bank guarantees paid	24,249	16,358
Settlement accounts related to securities transactions	25,677	16,066
Collection accounts	4,416	2,517
Reinsurers' share of technical reserves	2,226	2,554
Accrued income and prepaid expenses	5,731	3,919
Other debtors and miscellaneous assets	20,158	19,194
Total accrued income and other assets	**82,457**	**60,608**
Guarantee deposits received	31,423	16,818
Settlement accounts related to securities transactions	21,036	23,151
Collection accounts	3,362	401
Accrued expenses and deferred income	7,743	5,509
Other creditors and miscellaneous liabilities	19,870	12,936
Total accrued expenses and other liabilities	**83,434**	**58,815**

The movement in "Reinsurers' share of technical reserves" breaks down as follows:

In millions of euros	31 December 2008	31 December 2007
Reinsurers' share of technical reserves at start of period	**2,554**	**2,414**
(Decrease) increase in technical reserves borne by reinsurers	(18)	353
Amounts received in respect of claims and benefits passed on to reinsurers	(301)	(232)
Effect of changes in exchange rates and scope of consolidation	(9)	19
Reinsurers' share of technical reserves at end of period	**2,226**	**2,554**

5.j INVESTMENTS IN ASSOCIATES

The Group's investments in associates (companies carried under the equity method), which represent amounts in excess of EUR 100 million, are shown below:

In millions of euros	31 December 2008	31 December 2007
Erbe	1,121	1,396
Verner Investissement	334	334
Société de Paiement Pass	194	203
Bank of Nanjing	172	136
BNL Vita	152	179
Servicios Financieros Carrefour EFC SA	104	105
BNPP Personal Finance AED (ex Jet Finance International)	-	172
Sahara Bank LSC	-	148
Other associates	566	660
Investments in associates	**2,643**	**3,333**

The following table gives financial data for the Group's main associates:

In millions of euros	Financial reporting standard	Total assets	Net revenue	Net income
Erbe [1]	IFRS Gaap	3,138	-	210
Verner Investissement [1]	IFRS Gaap	8,194	495	110
Societe de Paiement Pass	French Gaap	3,106	281	70
Bank of Nanjing [2]	Chinese Gaap	8,337	136	73
BNL Vita	Italian Gaap	9,857	1,534	(87)
Servicios Financieros Carrefour EFC SA	IFRS Gaap	1,360	149	40

(1) Data for full-year 2007 or at 31 December 2007.
(2) Data for the first half of 2008 or at 30 June 2008.

5.k PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS USED IN OPERATIONS, INVESTMENT PROPERTY

In millions of euros	31 December 2008			31 December 2007		
	Gross value	Accumulated depreciation, amortisation and	Carrying amount	Gross value	Accumulated depreciation, amortisation and	Carrying amount
INVESTMENT PROPERTY	11,125	(1,205)	9,920	7,738	(1,045)	6,693
Land and buildings	4,955	(998)	3,957	5,010	(925)	4,085
Equipment, furniture and fixtures	4,376	(2,583)	1,793	4,055	(2,465)	1,590
Plant and equipment leased as lessor under operating l	10,343	(3,377)	6,966	9,367	(3,086)	6,281
Other property, plant and equipment	2,685	(594)	2,091	1,830	(621)	1,209
PROPERTY, PLANT AND EQUIPMENT	22,359	(7,552)	14,807	20,262	(7,097)	13,165
Purchased software	1,668	(1,156)	512	1,505	(1,018)	487
Internally-developed software	1,332	(815)	517	1,123	(661)	462
Other intangible assets	943	(162)	781	908	(170)	738
INTANGIBLE ASSETS	3,943	(2,133)	1,810	3,536	(1,849)	1,687

The main changes in investment property in the year to 31 December 2008 are attributable to the acquisition by Klépierre of the Steen & Strøm Group.

- Investment property

Land and buildings leased by the Group as lessor under operating leases, and land and buildings held as investments in connection with life insurance business, are recorded in "Investment property".

The estimated fair value of investment property accounted for at cost at 31 December 2008 was EUR 16,437 million, compared with EUR 12,605 million at 31 December 2007.

- Intangible assets

"Other intangible assets" comprise leasehold rights, goodwill and trademarks acquired by the Group.

- Depreciation, amortisation and impairment

Net depreciation and amortisation expense for the year ended 31 December 2008 was EUR 1,062 million, compared with EUR 987 million for the year ended 31 December 2007.

The net increase in impairment losses on property, plant and equipment and intangible assets taken to the profit and loss account in the year ended 31 December 2008 amounted to EUR 14 million, compared with a net increase of EUR 4 million for the year ended 31 December 2007.

5.1 GOODWILL

In millions of euros	Year to 31 Dec. 2008	Year to 31 Dec. 2007
Carrying amount at start of period	**10,244**	**10,162**
Acquisitions	612	483
Divestments	(14)	(2)
Impairment losses recognised during the period	-	(1)
Translation adjustments	(222)	(475)
Subsidiaries previously accounted for by the equity method	302	64
Other movements	(4)	13
Carrying amount at end of period	**10,918**	**10,244**
In which		
Gross value	10,932	10,277
Accumulated impairment recognised at the end of period	(14)	(33)

Goodwill by core business is as follows:

In millions of euros	Carrying amount at 31 December 2008	Carrying amount at 31 December 2007
International Retail Banking	**6,659**	**6,108**
of which BancWest Corp	*3,574*	*3,412*
of which Personnal Finance	*2,003*	*1,559*
of which Equipement Solutions	*728*	*788*
of which UkrSibBank	*119*	*182*
Italian Retail Banking (BNL bc)	**1,698**	**1,698**
Asset Management and Services	**1,673**	**1,705**
of which BNP Paribas Personal Investors	*400*	*403*
Corporate and Investment Banking	**624**	**445**
French Retail Banking	**68**	**68**
Other Activities	**196**	**220**
Total	10,918	10,244

5.m TECHNICAL RESERVES OF INSURANCE COMPANIES

In millions of euros	31 December 2008	31 December 2007
Liabilities related to insurance contracts	**77,465**	**82,471**
Gross technical reserves		
- Unit-linked contracts	26,307	36,226
- Other insurance contracts	51,158	46,245
Liabilities related to financial contracts	**9,049**	**8,014**
Liabilities related to financial contracts with discretionary participation feature	9,049	8,014
Policyholders' surplus	**-**	**2,835**
Total technical reserves of insurance companies	**86,514**	**93,320**
Policyholders' loss reserve (1)	(531)	-
Liabilities related to unit-linked financial contracts (1)	3,520	5,450
Total liabilities related to contracts written by insurance companies	**89,503**	**98,770**

(1) The policyholders' loss reserve is included in "Accrued income and other assets" (Note 5.i)
(2) Liabilities related to unit-linked financial contracts are included in "Due to customers" (Note 5.e)

The policyholders' surplus reserve arises from the application of shadow accounting. It represents the interest of policyholders, mainly within French life insurance subsidiaries, in unrealised gains and losses on assets where the benefit paid under the policy is linked to the return on those assets. This interest, set at 92.5% for France (95% in 2007), is an average derived from stochastic analyses of unrealised gains and losses attributable to policyholders in various scenarios.

Market conditions arising from the escalation of the financial crisis in 2008 led to the build-up of an overall unrealised net loss on portfolios classified as "Available-for-sale financial assets" and "Financial assets at fair value through profit or loss". Accordingly, a policyholders' loss reserve has been recognised as an asset in an amount of EUR 531 million. This amount is deemed to be recoverable based on a stochastic analysis of future cash flows over 15 years and consistent assumptions as regards rates paid to customers and new business inflows. The portfolios of "Held-to-maturity financial assets" and property investments recognised at amortised cost carry an unrealised gain of EUR 1,347 million (not recognised in the consolidated balance sheet), which reflects future yields in excess of current market rates.

The amount of the policyholders' loss reserve is sensitive to trends in new business inflows and policy surrenders. The recoverable amount would be EUR 9 million less if the surrender and new business inflow assumptions were increased and decreased respectively by 10% a year.

The movement in liabilities related to insurance contracts breaks down as follows:

In millions of euros	Year to 31 Dec. 2008	Year to 31 Dec. 2007
Liabilities related to contracts at start of period	**98,770**	**91,391**
Additions to insurance contract technical reserves and deposits taken on financial contracts related to life insurance	7,386	13,802
Claims and benefits paid	(7,686)	(6,744)
Contracts portfolio disposals	(338)	(294)
Effect of changes in scope of consolidation	(18)	63
Effect of movements in exchange rates	(615)	(364)
Effect of changes in value of admissible investments related to unit-linked business	(7,996)	916
Liabilities related to contracts at end of period	**89,503**	**98,770**

Please refer to note 5.i for details of reinsurers' share of technical reserves.

5.n PROVISIONS FOR CONTINGENCIES AND CHARGES

In millions of euros	Year to 31 Dec. 2008	Year to 31 Dec. 2007
Total provisions at start of period	4,738	4,718
Additions to provisions	1,123	1,050
Reversals of provisions	(905)	(534)
Provisions utilised	(769)	(758)
Impact of the consolidation of Banca Nazionale del Lavoro	-	260
Effect of movements in exchange rates and other movements	201	2
Total provisions at end of period	4,388	4,738

At 31 December 2008 and 31 December 2007, provisions for contingencies and charges mainly included provisions for post-employment benefits (Note 7.b), for impairment related to credit risks (Note 2.f), for risks on regulated savings products and for litigation in connection with banking transactions.

- Provisions for regulated savings product risks

  - Deposits, loans and savings – home savings accounts (CEL) and home savings plans (PEL)

In millions of euros	31 December 2008	31 December 2007
Deposits collected under home savings accounts and plans	14,366	15,995
of which deposits collected under home savings plans	11,330	12,890
Aged more than 10 years	*3,929*	*4,476*
Aged between 4 and 10 years	*5,343*	*6,542*
Aged less than 4 years	*2,058*	*1,872*
Outstanding loans granted under home savings accounts and plans	586	552
of which loans granted under home savings plans	161	150
Provisions recognised for home savings accounts and plans	128	135
of which home savings plans	91	97
Aged more than 10 years	*45*	*51*
Aged between 4 and 10 years	*33*	*33*
Aged less than 4 years	*13*	*13*

  - Change in provisions for regulated savings products

In millions of euros	Year to 31 Dec. 2008		Year to 31 Dec. 2007	
	Provisions recognised - home savings plans	Provisions recognised - home savings accounts	Provisions recognised - home savings plans	Provisions recognised - home savings accounts
Total provisions at start of period	97	38	171	45
Additions to provisions during the period	2	-	-	2
Provision reversals during the period	(8)	(1)	(74)	(9)
Total provisions at end of period	91	37	97	38

6. FINANCING COMMITMENTS AND GUARANTEE COMMITMENTS

6.a FINANCING COMMITMENTS

Contractual value of financing commitments given and received:

In millions of euros	31 December 2008	31 December 2007
Financing commitments given:		
- to credit institutions	27,659	25,933
- to customers:	194,082	205,294
Confirmed letters of credit	166,127	177,907
Other commitments given to customers	27,955	27,387
Total financing commitments given *(Note 4.a)*	221,741	231,227
Financing commitments received:		
- from credit institutions	124,411	100,593
- from customers	9,756	6,888
Total financing commitments received	134,167	107,481

6.b GUARANTEE COMMITMENTS

- Financial instruments given and received as guarantees

Financial instruments given by the Group as guarantees of liabilities or contingent liabilities amounted to EUR 75,145 million at 31 December 2008 (EUR 43,621 million at 31 December 2007), financial instruments given by the Group as collateral in respect of notes, securities and receivables from central banks amounted to EUR 48,169 million at 31 December 2008 (EUR 7,480 million at 31 December 2007) and financial instruments given in respect of repos transactions amounted to EUR 412,848 million at 31 December 2008 (EUR 395,889 million at 31 December 2007).

Financial instruments given as guarantees by the Group which the beneficiary is authorised to sell or give as guarantees amounted to EUR 429,164 million at 31 December 2008.

Financial instruments received as guarantees by the Group which it is authorised to sell or give as guarantees amounted to EUR 42,594 million at 31 December 2008 (EUR 38,014 million at 31 December 2007). Financial instruments received in respect of repo transactions amounted to EUR 356,421 million at 31 December 2008 (EUR 341,147 million at 31 December 2007).

Financial instruments actually sold or given as guarantees amounted to EUR 309,776 million at 31 December 2008.

- Guarantee commitments given

In millions of euros	31 December 2008	31 December 2007
Guarantee commitments given:		
to credit institutions	**7,680**	**10,436**
to customers:	**77,287**	**80,663**
- Property guarantees	1,590	2,142
- Sureties provided to tax and other authorities, other sureties	40,072	36,172
- Other guarantees	35,625	42,349
Total guarantee commitments given ***(note 4.a)***	**84,967**	**91,099**

7. SALARIES AND EMPLOYEE BENEFITS

7.a SALARY AND EMPLOYEE BENEFIT EXPENSES

Salary and employee benefit expenses for the year to 31 December 2008 came to EUR 10,227 million (EUR 11,105 million for the year to 31 December 2007).

Fixed and variable remuneration, incentive bonuses and profit-sharing amounted to EUR 7,275 million (EUR 8,391 million in 2007); retirement bonuses, pension costs and social security taxes to EUR 2,588 million (EUR 2,368 million in 2007); and payroll taxes to EUR 364 million (EUR 346 million in 2007).

7.b EMPLOYEE BENEFIT OBLIGATIONS

POST-EMPLOYMENT BENEFITS UNDER DEFINED-CONTRIBUTION PLANS

In France, the BNP Paribas Group pays contributions to various nationwide basic and top-up pension schemes. BNP Paribas SA and certain subsidiaries have set up a funded pension plan under a company-wide agreement. Under this plan, employees will receive an annuity on retirement in addition to the pension paid by nationwide schemes.

In the rest of the world, defined-benefit plans have been closed to new employees in most of the countries in which the Group operates (primarily the United States, Germany, Luxembourg, the United Kingdom, Ireland, Norway and Australia). These employees are now offered defined-contribution plans. Under these plans, the Group's obligation is essentially limited to paying a percentage of the employee's annual salary into the plan.

The amount paid into defined-contribution post-employment plans in France and other countries for the year to 31 December 2008 was approximately EUR 418 million (EUR 362 million for the year to 31 December 2007).

POST-EMPLOYMENT BENEFITS UNDER DEFINED-BENEFIT PLANS

The legacy defined-benefit plans in France and other countries are valued independently using actuarial techniques, applying the projected unit cost method, in order to determine the expense arising from rights vested in employees and benefits payable to retired employees. The demographic and financial assumptions used to estimate the present value of these obligations and of plan assets take account of economic conditions specific to each country and Group company. Actuarial gains and losses outside the permitted 10% "corridor" are amortised; these gains and losses are calculated separately for each defined-benefit plan.

Provisions set up to cover obligations under defined-benefit post-employment plans at 31 December 2008 totalled EUR 1,365 million (EUR 1,391 million at 31 December 2007), comprising EUR 561 million for French plans and EUR 804 million for other plans.

- Pension plans and other post-employment benefits

  - Pension plans

In France, BNP Paribas pays a top-up banking industry pension arising from rights acquired to 31 December 1993 by ex-employees in retirement at that date and active employees in service at that date. The residual pension obligations are covered by a provision in the consolidated financial statements or transferred to an insurance company outside the Group.

The defined-benefit plans previously granted to Group executives formerly employed by BNP, Paribas or Compagnie Bancaire have all been closed and converted into top-up type schemes. The amounts allocated to the beneficiaries, subject to their still being with the Group at retirement, were fixed when the previous schemes were closed. These pension plans have been contracted out to insurance companies. The fair value of the related plan assets in these companies' balance sheets breaks down as 83% bonds, 8% equities and 9% property assets.

In other countries, pension plans are based either on pensions linked to the employee's final salary and length of service (United Kingdom), or on annual vesting of rights to a capital sum expressed as a percentage of annual salary and paying interest at a pre-defined rate (United States). Some plans are top-up schemes linked to statutory pensions (Norway). Some plans are managed by an insurance company (Spain), a foundation (Switzerland) or by independent fund managers (United Kingdom). At 31 December 2008, 86% of the gross obligations under these plans concerned some twenty plans in the United Kingdom, the United States and Switzerland. The fair value of the related plan assets was split as follows: 34% equities, 47% bonds, 19% other financial instruments.

  - Other post-employment benefits

Group employees also receive various other contractual post-employment benefits such as bonuses payable on retirement. BNP Paribas' obligations for these bonuses in France are funded through a contract taken out with a third-party insurer. In other countries, the bulk of the Group's obligations are in Italy (82%), where pension reforms changed Italian termination indemnity schemes (TFR) into defined-contribution plans with effect from 1 January 2007. Rights vested up to 31 December 2006 continue to be classified as defined benefit obligations.

The tables below provide details relating to the Group's obligations for both pensions and other post-employment benefits:

- Reconciliation of assets and liabilities recognised in the balance sheet

In millions of euros	31 December 2008	31 December 2007
Present value of obligation	**4,189**	**4,047**
Present value of obligations wholly or partially funded by plan assets	3,323	3,156
Present value of unfunded obligations	866	891
Fair value of plan assets	**(2,129)**	**(2,474)**
Fair value of surplus assets	**(76)**	**(68)**
Fair value of segregated assets (1)	**(15)**	**(14)**
Cost not yet recognised in accordance with IAS 19	**(751)**	**(280)**
Past service cost	(193)	(245)
Net actuarial losses/gains	(558)	(35)
Other amounts recognised in the balance sheet	**5**	**50**
Net obligation recognised in the balance sheet for defined-benefit plans	**1,223**	**1,261**

(1) Segregated assets are ring-fenced assets held in the balance sheets of Group insurance companies to cover post-employment benefit obligations transferred to the insurance companies for certain categories of employees of other Group entities.

- Movements in the present value of the obligation and surplus assets

In millions of euros	31 December 2008	31 December 2007
Present value of obligation at start of period	**3,979**	**3,814**
Gross present value of obligation at start of period	*4,047*	*3,884*
Fair value of surplus assets at start of period	*(68)*	*(70)*
Service cost for the period	149	117
Expense arising on discounting of the obligation	181	166
Effect of plan amendments	(40)	192
Effect of plan curtailments or settlements	16	(80)
Net actuarial gains and losses	240	(117)
Contributions by plan participants	11	11
Benefits paid	(285)	(205)
Effect of movements in exchange rates	(117)	(120)
Effect of changes in scope of consolidation	(3)	222
Other movements	(18)	(21)
Present value of obligation at end of period	**4,113**	**3,979**
Gross present value of obligation at end of period	*4,189*	*4,047*
Fair value of surplus assets at end of period	*(76)*	*(68)*

- Movements in the fair value of plan assets and segregated assets

In millions of euros	31 December 2008	31 December 2007
Fair value of assets at start of period	**2,488**	**2,225**
Fair value of plan assets at start of period	*2,474*	*2,213*
Fair value of segregated assets at start of period	*14*	*12*
Expected return on plan assets	119	123
Effect of plan curtailments or settlements	(2)	(1)
Net actuarial gains and losses	(327)	15
Contributions by plan participants	11	11
BNP Paribas contributions to plan assets	81	122
Benefits paid to recipients of funded benefits	(139)	(120)
Effect of movements in exchange rates	(83)	(105)
Effect of changes in scope of consolidation	1	218
Other movements	(5)	-
Fair value of assets at end of period	**2,144**	**2,488**
Fair value of plan assets at end of period	*2,129*	*2,474*
Fair value of segregated assets at end of period	*15*	*14*

- Components of pension cost

In millions of euros	Year to 31 Dec. 2008	Year to 31 Dec. 2007
Service cost for the period	149	117
Expense arising on discounting of the obligation	181	166
Expected return on plan assets	(119)	(123)
Amortisation of actuarial gains and losses	1	4
Amortisation of past service cost	11	3
Effect of plan curtailments or settlements	18	(77)
Total expense recorded in "Salary and employee benefit expenses"	**241**	**90**

- Main actuarial assumptions used in employee benefit calculations at the balance sheet date

In %	31 December 2008				31 December 2007			
	France	Euro zone excl. France	UK	USA	France	Euro zone excl. France	UK	USA
Discounting rate	3.11%-4.05%	2.75%-4.19%	4.50%	6.00%	4.11%-4.60%	4.15%-4.70%	5.69%	6.00%
Future rate of salary increases	3.00%-5.00%	2.00%-4.00%	3.50%-4.40%	4.00%	2.50%-5.00%	2.00%-5.00%	4.30%-4.75%	4.00%-5.00%

- Effective rate of return on plan assets during the year

In %,	Year to 31 Dec. 2008				Year to 31 Dec. 2007			
	France	Euro zone excl. France	UK	USA	France	Euro zone excl. France	UK	USA
Expected return on plan assets [(1)]	4.20%	3.25%-5.15%	4.50%-6.60%	6.00%-7.00%	4.20%	2.00%-6.90%	4.80%-7.30%	6.50%-8.25%
Actual return on plan assets [(1)]	4.00%-4.15%	(33.00)%-0.00%	(20.00)%-(1.38)%	(32.00)%-(15.60)%	4.50%-4.70%	3.00%-6.00%	6.00%-9.00%	5.00%-12.00%

(1) Range of values, reflecting the existence of several plans within a single country or zone.

In France, actuarial losses arising in 2008 increased the value of the Group's net obligation by approximately EUR 110 million. These losses were mainly due to updating the assumptions used for calculating employee benefits and particularly the discount rate and future rate of salary increases.

In other countries, actuarial losses arising in 2008 increased the value of the Group's net obligation by approximately EUR 456 million, due to a decline in the rate of return on plan assets (EUR 430 million) and to updating the assumptions used for calculating employee benefits.

- Post-employment healthcare plans

In France, BNP Paribas no longer has any obligations in relation to healthcare benefits for its retired employees.

Several healthcare benefit plans for retired employees exist in other countries, mainly in the United States. Provisions for obligations under these plans at 31 December 2008 amounted to EUR 51 million (EUR 48 million at 31 December 2007).

Obligations under post-employment healthcare benefit plans are measured using the mortality tables applicable in each country. They also build in assumptions about healthcare benefit costs, including forecast trends in the cost of healthcare services and in inflation, which are derived from historical data.

TERMINATION BENEFITS

In France, BNP Paribas is encouraging voluntary redundancy among employees who meet certain eligibility criteria. The obligations to eligible active employees under such plans are provided for where the plan is the subject of an agreement or a draft bilateral agreement. The plans currently in force mainly concern BNP Paribas French operations, BNP Paribas Personal Finance and BNP Paribas Lease Group in France, and BNL in other countries.

Provisions for voluntary redundancy and early retirement plans amounted to EUR 150 million at 31 December 2008 (EUR 264 million at 31 December 2007), including EUR 108 million related to the Group's operations outside France (EUR 171 million at 31 December 2007) and EUR 42 million in France.

On 16 December 2008, the BNP Paribas Group announced a review of its operations that could lead to about a 5% reduction in CIB staff numbers worldwide, following the losses incurred by this division in the final quarter of 2008.

Restructuring provisions have already been taken in the United Kingdom (EUR 10 million), the United States (EUR 5 million) and Hong Kong (EUR 3 million).

7.c SHARE-BASED PAYMENT

SHARE-BASED LOYALTY AND INCENTIVE SCHEMES

BNP Paribas has set up share-based payment systems for certain employees, including stock option and share award plans implemented as part of loyalty schemes and a Global Share-Based Incentive Plan.

- Loyalty schemes

As part of the Group's variable remuneration policy, certain high-performing or newly-recruited employees are offered a loyalty bonus scheme, entitling them to specific share-based remuneration (in the form of shares or cash payments indexed to the BNP Paribas share price), payable over several years, and subject to the condition that the employees remain within the Group. Under IFRS 2, these plans are recognised as an expense over the vesting period of the rights. The expense recognised in the year to 31 December 2008 related to awards made between 2005 and 2008.

- Global Share-Based Incentive Plan

Until 2005, various stock option plans were granted to Group employees by BNP, by Paribas and its subsidiaries, and subsequently by BNP Paribas, under successive authorisations given by Extraordinary Shareholders' Meetings.

Since 2005, the Group has set up stock option plans on an annual basis with a view to actively involving various categories of managers in creating value for the Group, and thereby encouraging the convergence of their interests with those of the Group's shareholders. The managers selected for these plans represent the Group's best talent, including the next generation of leaders: senior managers, managers in key positions, line managers and technical experts, high-potential managers, high-performing young managers with good career development prospects, and major contributors to the Group's results.

The option exercise price under these plans is determined at the time of issue in accordance with the terms of the authorisation given by the corresponding Extraordinary Shareholders' Meeting. No discount is offered. Since the 2005 plan, the life of the options granted has been reduced to 8 years.

The plans are subject to vesting conditions under which a portion (30%) of the options granted over and above a minimum threshold of 3,000 options is conditional upon the performance of the BNP Paribas share relative to the Dow Jones Euro Stoxx Bank index. This relative performance is measured at the end of the second, third and fourth years of the compulsory holding period and, at each measurement date, applies to one third of the options subject to the performance condition.

The performance of the BNP Paribas share relative to the index is determined by comparing (i) the percentage ratio between the average of the opening prices of the BNP Paribas share in each compulsory holding year and the average of the opening prices in the previous compulsory holding year, with (ii) the percentage ratio between the average of the opening prices of the index in the same periods.

If the BNP Paribas share outperforms the index, the exercise price of the corresponding portion of options remains unchanged. If it underperforms the index by 20 points or more, the options subject to the performance condition will lapse and may no longer be exercised.

If the BNP Paribas share underperforms the index by less than 5 points, by 5 to less than 10 points, or by 10 to less than 20 points, the initial exercise price of the relevant portion of the options will be increased by 5%, 10% or 20% respectively.

Under stock option plans set up since 2003, the performance condition was not fully met on six of nine occasions and the adjustments described above were therefore implemented.

In 2006, BNP Paribas used the authorisations granted by the Extraordinary Shareholders' Meeting of 18 May 2005 to set up a Global Share-Based Incentive Plan for the above-mentioned employee categories, which consists of stock options with share awards. Under this plan, senior managers and corporate officers are exclusively granted stock options, whereas managers in key positions receive both stock options and share awards. High-potential managers and major contributors are exclusively granted share awards.

Employees' rights under share awards made until 2008 vest after a period of 2 or 3 years depending on the case and provided the employee is still a member of the Group. The compulsory holding period for the shares granted free of consideration is two years. Share awards were only made to Group employees in France.

The performance condition is met if the Group's earnings per share increase by 5% or more compared with the previous year and, if not, it depends on the BNP Paribas share's performance relative to the Dow Jones Euro Stoxx Bank index, measured by comparing (i) the percentage ratio between the average of the opening prices of the BNP Paribas share in each relevant year and the average of the opening prices in the previous year, with (ii) the percentage ratio between the average of the opening prices of the index in the same periods.

If this condition is not met, the relevant portion of the share awards will become null and void.

All unexpired plans involve potential settlement in BNP Paribas shares.

- Expense for the year

The expense recognised in the year to 31 December 2008 in respect of all the plans granted amounted to EUR 116 million (EUR 107 million in the year to 31 December 2007).

In millions of euros	2008				2007
	Stock option plans	Share award plans	Other plans	Total expense	Total expense
Loyalty schemes			13	13	19
Global Share-Based Incentive Plan	50	53		103	88
Total	**50**	**53**	**13**	**116**	**107**

- Description of the plans

The tables below give details of the characteristics and terms of all unexpired plans at 31 December 2008:

- Stock subscription option plans

Characteristics of the plan							Options outstanding at end of period	
Originating company	Date of grant	Number of grantees	Number of options granted (1)	Start date of exercise period	Option expiry date	Adjusted exercise price (in euros) (5)	Number of options	Remaining period until expiry of options (years)
BNP [1]	03/05/1999	112	670,000	04/05/2004	03/05/2009	37.31	52,586	1
BNL [6]	13/09/1999	137	614,763	13/09/2001	13/09/2011	82.05	428,647	3
BNP [1] [4]	22/12/1999	642	5,064,000	23/12/2004	22/12/2009	44.77	1,478,811	1
BNP [1] [4]	07/04/2000	1,214	1,754,200	08/04/2005	07/04/2010	42.13	350,336	2
BNL [6]	20/10/2000	161	504,926	20/10/2003	20/10/2013	103.55	465,154	5
BNP Paribas SA [1] [2]	15/05/2001	932	6,069,000	15/05/2005	14/05/2011	48.57	2,900,350	3
BNL [6]	26/10/2001	223	573,250	26/10/2004	26/10/2014	63.45	4,740	6
BNL [6]	26/10/2001	153	479,685	26/10/2004	26/10/2012	63.45	2,074	4
BNP Paribas SA [2]	31/05/2002	1,384	2,158,570	31/05/2006	30/05/2012	59.48	1,035,408	4
BNP Paribas SA [3]	21/03/2003	1,302	6,693,000	21/03/2007	20/03/2013	36.78	3,446,670	5
BNP Paribas SA [3]	24/03/2004	1,458	1,779,850	24/03/2008	21/03/2014	49.36	1,402,831	6
BNP Paribas SA [3]	25/03/2005	2,380	4,332,550	25/03/2009	22/03/2013	54.62	4,133,709	5
BNP Paribas SA [3]	05/04/2006	2,583	3,894,770	06/04/2010	04/04/2014	75.25	3,707,890	6
BNP Paribas SA [3]	08/03/2007	2,023	3,630,165	08/03/2011	06/03/2015	82.70	3,554,690	7
BNP Paribas SA [3]	06/04/2007	219	405,680	06/04/2011	03/04/2015	78.50	392,905	7
BNP Paribas SA [3]	18/04/2008	2,402	3,985,590	18/04/2012	15/04/2016	66.10	3,945,590	8
Total options outstanding at end of period							**27,302,391**	

(1) The number of options and the exercise price have been adjusted for the two-for-one BNP Paribas share split that took place on 20 February 2002.

(2) These options were subject to vesting conditions related to the financial performance of the Group as measured by the ratio of net income to average shareholders' equity for the year in question. The minimum requirement is an average ratio of 16% over four years starting in the year of grant, or alternatively over three rolling years starting in the second year after the year of grant. This condition has been met for the plans concerned.

(3) The plan is subject to vesting conditions under which a proportion of the options granted to employees is conditional upon the performance of the BNP Paribas share relative to the Dow Jones Euro Stoxx Bank index during the applicable holding period.

Based on this relative performance condition, the adjusted exercise price for these options has been set at:

- EUR 38.62 for 404,649 options under the 21 March 2003 plan, outstanding at the year-end.
- EUR 51.83 for 3,028 options under the 24 March 2004 plan, outstanding at the year-end.
- EUR 57.40 for 171,460 options under the 25 March 2005 plan, outstanding at the year-end.
- EUR 79.00 for 164,106 options under the 5 April 2006 plan, outstanding at the year-end.

(4) Plans granted to employees of the two pre-merger groups, BNP and Paribas. The options vested only in the event that no payments were due in respect of the Contingent Value Rights Certificates attached to the shares issued at the time of the merger. This condition has been met for the two plans concerned.

(5) The exercise prices for options granted under plans prior to 31 March 2006, as well as the number of options outstanding at that date have been adjusted in accordance with the applicable regulations in order to take into account the issue of a preferential subscription right on 7 March 2006.

(6) Following the merger between BNL and BNP Paribas on 1 October 2007, stock option plans granted by BNL between 1999 and 2001 entitle beneficiaries to subscribe to BNP Paribas shares as of the date of the merger. Beneficiaries may subscribe to the shares based on a ratio of 1 BNP Paribas share for 27 BNL shares. The exercise price has been adjusted in line with this ratio.

- Share award plans

Characteristics of the plan						Number of shares outstanding at end of period
Originating company	Date of grant	Number of grantees	Number of shares granted	Vesting date of share granted	Expiry date of holding period for shares granted	
BNP Paribas SA [1]	05/04/2006	2,034	544,370	07/04/2008	07/04/2010	805
BNP Paribas SA	05/04/2006	253	64,281	06/04/2009	06/04/2011	60,189
BNP Paribas SA	08/03/2007	2,145	834,110	09/03/2009	09/03/2011	818,070
BNP Paribas SA	08/03/2007	327	76,813	28/06/2010	28/06/2012	75,032
BNP Paribas SA	18/04/2008	2,124	820,890	19/04/2010	19/04/2012	819,090
Total shares outstanding at end of period						**1,773,186**

(1) The vesting date for 805 shares has been deferred due to the beneficiaries' absence on the date initially scheduled.

The twenty-first resolution passed by the Shareholders' General Meeting of 21 May 2008 introduced the principle of making share awards contingent upon a performance condition. The Board of Directors will set the applicable performance conditions as of the next proposed share award plan.

- Movements over the past two years

- Stock subscription option plans

	2008		2007	
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
Options outstanding at 1 January	**24,648,283**	59.07	**24,474,326**	50.63
Options granted during the period	3,985,590	66.10	4,035,845	82.28
Options arising from the conversion of BNL plans into BNP Paribas shares			989,317	
Options exercised during the period	(1,040,223)	65.23	(4,488,732)	40.86
Options expired during the period	(291,259)		(362,473)	
Options outstanding at 31 December	**27,302,391**	59.60	**24,648,283**	59.07
Options exercisable at 31 December	**10,666,992**	45.20	**10,154,176**	44.16

The average quoted stock market price for the option exercise period in 2008 was EUR 42.08 (EUR 81.52 in 2007).

- Share award plans

	2008	2007
	Number of shares	Number of shares
Shares outstanding at 1 January	**1,483,630**	**595,669**
Shares granted during the period	820,890	910,923
Shares vested during the period	(524,208)	(463)
Shares expired during the period	(7,126)	(22,499)
Shares outstanding at 31 December	**1,773,186**	**1,483,630**

- Value attributed to stock options and share awards

As required under IFRS 2, BNP Paribas attributes a value to stock options and share awards granted to employees and recognises an expense, determined at the date of grant, calculated on the basis of the fair value of the options and shares concerned. This initial fair value may not subsequently be adjusted for changes in the quoted market price of BNP Paribas shares. The only assumptions that may result in a revision to fair value during the vesting period, and hence to an adjustment in the expense, are those related to the population of grantees (loss of rights). The Group's share-based payment plans are valued by an independent specialist firm.

- Measurement of stock subscription options

Binomial or trinomial tree algorithms are used to build in the possibility of non-optimal exercise of options from the vesting date. The Monte Carlo method is used to price in the characteristics of certain secondary grants linking options to the performance of the BNP Paribas share relative to a sector index.

The implied volatility used in measuring stock option plans is estimated on the basis of a range of ratings prepared by various dealing rooms. The level of volatility used by the Group takes account of historical volatility trends for the benchmark index and BNP Paribas shares over a 10-year period.

Stock subscription options granted on 18 April 2008 were valued at EUR 17.32 and EUR 15.35 depending on whether or not they are subject to performance conditions (compared with EUR 14.57 and EUR 12.90, respectively, for stock subscription options granted on 8 March 2007and EUR 16.68 and EUR 14.47, respectively, for stock subscription options granted on 6 April 2007).

	Year to 31 Dec. 2008	Year to 31 Dec. 2007	
	18 April 2008 Plan	8 March 2007 Plan	6 April 2007 Plan
BNP Paribas share price on the grant date (in euros)	67.98	79.31	80.60
Option exercise price (in euros)	66.10	82.70	75.50
Implied volatility of BNP Paribas shares	29.5%	23.3%	23.3%
Expected option holding period	8 years	7 years	7 years
Expected dividend on BNP Paribas shares (1)	4.0%	4.0%	4.0%
Risk-free interest rate	4.5%	4.1%	4.3%
Expected proportion of options that will be forfeited	1.5%	1.5%	1.5%

(1) The dividend rate shown above is an average of the estimated annual dividends over the life of the option.

- Measurement of share awards

The unit value used to measure shares awarded free of consideration is the value at the end of the compulsory holding period plus dividends paid since the date of acquisition, discounted at the grant date.

The value of shares awarded free of consideration by BNP Paribas on 18 April 2008 was EUR 60.94 (EUR 72.43 for the shares whose holding period expires on 10 March 2011, and EUR 65.48 for shares whose holding period expires on 29 June 2012).

SHARES SUBSCRIBED OR PURCHASED BY EMPLOYEES UNDER THE COMPANY SAVINGS PLAN

	Year to 31 Dec. 2008	Year to 31 Dec. 2007
Date plan announced	13 May 2008	15 May 2007
Quoted price of BNP Paribas shares at date plan announced (in euros)	67.75	92.77
Number of shares issued or transfered	5,360,439	5,971,476
Purchase or subscription price (in euros)	54.90	69.20
Five-year risk-free interest rate	4.20%	4.16%
Five-year borrowing cost	8.00%	8.00%
Borrowing cost during the holding period	16.40%	16.56%

The Group did not recognise an expense in relation to the Company Savings Plan as the discount granted to employees subscribing or purchasing shares under this plan does not represent a financial expense for BNP Paribas when valued taking into account the five-year compulsory holding period applicable to the shares purchased. Of the total number of BNP Paribas Group employees who were offered the opportunity of buying shares under the Plan in 2007, 44% accepted the offer and 56% turned it down.

8. ADDITIONAL INFORMATION

8.a CHANGES IN SHARE CAPITAL AND EARNINGS PER SHARE

- Use in 2008 of authorisations granted under resolutions voted in Shareholders' General Meetings

The following authorisations to increase or reduce the share capital have been granted to the Board of Directors under resolutions voted in General Shareholders' Meetings and were valid during 2008:

Shareholders' General Meeting at which authorisation was granted to the Board of Directors		Use of authorisation made during 2008
Shareholders' General Meeting of 23 May 2006 (22nd resolution)	Authorisation to increase the share capital by issuing shares reserved for members of the BNP Paribas Group's Corporate Savings Plan *Authorisation to increase the share capital on one or more occasions up to a maximum amount of EUR 36 million, without pre-emptive rights.* *This authorisation was granted for a period of 26 months.*	5,360,439 new shares issued with a par value of EUR 2, duly placed on record on 31 July 2008
Shareholders' General Meeting of 15 May 2007 (10th resolution)	Pursuant to the law of 30 December 2006 on the development of employee share ownership, revision of the twenty second resolution passed at the Shareholders' General Meeting of 23 May 2006 authorising the Board of Directors to increase the share capital by issuing shares reserved for members of the BNP Paribas Corporate Savings Plan. *The transactions authorised by this resolution may also take the form of sales of shares to members of the BNP Paribas Group's Corporate Savings Plan.*	-
Shareholders' General Meeting of 21 May 2008 (20th resolution)	Authorisation to carry out transactions reserved for members of the BNP Paribas Group's Corporate Savings Plan in the form of new share issues and/or sales of reserved shares *Authorisation to increase the share capital within the limit of a maximum par value of EUR 36 million on one or more occasions by issuing shares without pre-emptive rights reserved for members of the BNP Paribas Group's Corporate Savings Plan.* *The transactions authorised by this resolution may also take the form of sales of shares to members of the BNP Paribas Group's Corporate Savings Plan.* *This authorisation was granted for a period of 26 months.*	This authorisation was not used during the year
Shareholders' General Meeting of 18 May 2005 (14th resolution)	Authorisation to grant stock subscription or purchase options to corporate officers and certain employees *The number of shares granted may not exceed 1.5% of the share capital, i.e. less than 0.5% a year.* *This authorisation was granted for a period of 38 months.*	3,985,590 stock subscription options granted at the Board meeting of 19 March 2008
Shareholders' General Meeting of 18 May 2005 (15th resolution)	Authorisation to award shares for no consideration to employees and corporate officers of BNP Paribas and related companies *The shares awarded may be existing shares or new shares to be issued and may not exceed 1.5% of the share capital, i.e. less than 0.5% a year.* *This authorisation was granted for a period of 38 months.*	820,890 shares awarded at the Board meeting of 19 March 2008
Shareholders' General Meeting of 15 May 2007 (9th resolution)	Pursuant to the law of 30 December 2006 on the development of employee share ownership, revision of the fifteenth resolution passed at the Shareholders' General Meeting of 18 May 2005 authorising the Board of Directors to award shares for no consideration to employees and corporate officers of BNP Paribas and related companies. *This revision introduces an early end to the vesting and compulsory holding periods in the event of the beneficiary's incapacity, subject to meeting the various legal conditions.*	-

Shareholders' General Meeting at which authorisation was granted to the Board of Directors		Use of authorisation made during 2008
Shareholders' General Meeting of 21 May 2008 (21st resolution)	Authorisation to award shares for no consideration to employees and corporate officers of BNP Paribas and related companies *The shares awarded may be existing shares or new shares to be issued and may not exceed 1.5% of the share capital, i.e. less than 0.5% a year.* *This authorisation was granted for a period of 38 months.*	This authorisation was not used during the year
Shareholders' General Meeting of 21 May 2008 (22nd resolution)	Authorisation to grant stock subscription or purchase options to corporate officers and certain employees *The number of options granted may not exceed 3% of the share capital, i.e. less than 1% a year.* *This limit is global, common to 21st and 22nd resolutions.* *This authorisation was granted for a period of 38 months.*	This authorisation was not used during the year
Shareholders' General Meeting of 21 May 2008 (13th resolution)	Authorisation to issue ordinary shares and share equivalents with pre-emptive rights. *The par value of the capital increases that may be carried out immediately and/or in the future by virtue of this authorisation may not exceed EUR 1 billion (representing 500 million shares).* *The par value of any debt instruments giving access to the capital of BNP Paribas that may be issued by virtue of this authorisation may not exceed EUR 10 billion.* *This authorisation was granted for a period of 26 months.*	This authorisation was not used during the year
Shareholders' General Meeting of 21 May 2008 (14th resolution)	Authorisation to issue ordinary shares and share equivalents without pre-emptive rights but with a priority period. *The par value of the capital increases that may be carried out immediately and/or in the future by virtue of this authorisation may not exceed EUR 350 million (representing 175 million shares).* *The par value of any debt instruments giving access to the capital of BNP Paribas that may be issued by virtue of this authorisation may not exceed EUR 7 billion.* *This authorisation was granted for a period of 26 months.*	This authorisation was not used during the year
Shareholders' General Meeting of 21 May 2008 (15th resolution)	Authorisation to issue, without pre-emptive rights, ordinary shares and share equivalents in consideration for securities tendered to public exchange offers. *The par value of the capital increases that may be carried out on one or more occasions by virtue of this authorisation may not exceed EUR 250 million (representing 125 million shares).* *This authorisation was granted for a period of 26 months.*	This authorisation was not used during the year
Shareholders' General Meeting of 21 May 2008 (16th resolution)	Authorisation to issue, without pre-emptive rights, ordinary shares and share equivalents in consideration for securities tendered to contributions of unlisted shares (up to a maximum of 10% of the capital). *The par value of the capital increases that may be carried out on one or more occasions by virtue of this authorisation may not exceed 10% of the number of shares comprising the share capital of BNP Paribas.* *This authorisation was granted for a period of 26 months.*	This authorisation was not used during the year
Shareholders' General Meeting of 21 May 2008 (17th resolution)	Blanket limit on issues without pre-emptive rights. *The maximum par value of all issues without pre-emptive rights made by virtue of the authorisations granted under the fourteenth, fifteenth and sixteenth resolutions above may not exceed EUR 350 million for shares and EUR 7 billion for debt instruments.*	-
Shareholders' General Meeting of 21 May 2008 (18th resolution)	Authorisation to increase the share capital by capitalising retained earnings, profits or additional paid-in capital. *Authorisation to increase the share capital within the limit of a maximum par value of EUR 1 billion on one or more occasions, by capitalising all or part of the retained earnings, profits or additional paid-in capital, successively or simultaneously, through the creation and award of free shares, through an increase in the par value of existing shares, or through a combination of these two methods.* *This authorisation was granted for a period of 26 months.*	This authorisation was not used during the year

Shareholders' General Meeting at which authorisation was granted to the Board of Directors		Use of authorisation made during 2008
Shareholders' General Meeting of 21 May 2008 (19th resolution)	Blanket limit on all issues, with or without pre-emptive rights. *This resolution limits the overall amount of issues with or without pre-emptive rights that may be carried out by virtue of the authorisations granted under the thirteenth, fourteenth, fifteenth and sixteenth resolutions above. Accordingly, the maximum par value of issues that may be carried out immediately and/or in the future, is set at EUR 1 billion for shares and EUR 10 billion for debt instruments.*	-
Shareholders' General Meeting of 21 May 2008 (23rd resolution)	Authorisation to reduce the share capital by cancelling shares *Authorisation to cancel, on one or more occasions, some or all of the BNP Paribas shares that the Bank may hold by virtue of said authorisation, provided that the total number of shares cancelled in any 24-month period does not exceed 10% of the total number of shares outstanding.* *Power to complete the capital reduction and deduct the difference between the purchase cost of the cancelled shares and their par value from additional paid-in capital and reserves available for distribution, with an amount corresponding to 10% of the capital reduction being deducted from the legal reserve.* *This authorisation was granted for a period of 18 months.*	This authorisation was not used during the year

- Operations affecting share capital

Operations affecting share capital	Number of shares	Par value in euros	in €	Date of authorisation by Shareholders' Meeting	Date of decision by Board of Directors	Date from which shares carry dividend rights
Number of shares outstanding at 31 December 2006	**930,467,477**	**2**	**1,860,934,954**			
Increase in share capital by exercise of stock subscription options	5,647,059	2	11,294,118	(1)	(1)	01 January 06
Increase in share capital by exercise of stock subscription options	817,549	2	1,635,098	(1)	(1)	01 January 07
Increase in capital resulting from the merger with BNL	439,358	2	878,716	15 May 07	31 July 07	01 January 07
Decrease in share capital through the cancellation of treasury shares	(32,111,135)	2	(64,222,270)	15 May 07	31 July 07	-
Number of shares outstanding at 31 December 2007	**905,260,308**	**2**	**1,810,520,616**			
Increase in share capital by exercise of stock subscription options	1,115,091	2	2,230,182	(1)	(1)	01 January 07
Increase in share capital by exercise of stock subscription options	360,269	2	720,538	(1)	(1)	01 January 08
Capital increase reserved for members of the Company Savings Plan	5,360,439	2	10,720,878	23 May 06	13 May 08	01 January 08
Number of shares outstanding at 31 December 2008	**912,096,107**	**2**	**1,824,192,214**			

(1) Various resolutions voted in Shareholders' General Meetings and decisions of the Board of Directors authorising the granting of stock subscription options that were exercised during the period.

- Own equity instruments (shares issued by BNP Paribas and held by the Group)

The 5th resolution of the Shareholders' General Meeting of 15 May 2007 authorised BNP Paribas to buy back shares representing up to 10% of the Bank's issued capital at a maximum purchase price of EUR 105. The shares could be acquired for the following purposes: for subsequent cancellation, to fulfil the Bank's obligations relative to the issue of shares or share equivalents, stock option plans, the award of consideration-free shares to employees, directors or corporate officers, and the allocation or sale of shares to employees in connection with the employee profit-sharing scheme, employee share ownership plans or corporate savings plans; to be held in treasury stock for subsequent remittance in exchange or payment for external growth transactions; within the scope of a liquidity agreement; or for asset and financial management purposes.

This authorisation, which was given for a period of 18 months, was cancelled and replaced by the authorisation granted under the 5th resolution of the Shareholders' General Meeting of 21 May 2008, which authorised the Board of Directors to buy back shares representing up to 10% of the Bank's issued capital for the same purposes as under the 5th resolution of the Shareholders' General Meeting of 15 May 2007, but at a maximum purchase price of EUR 100 per share. This latter authorisation was granted for a period of 18 months.

In addition, a BNP Paribas subsidiary involved in market index trading and arbitrage activities short sells shares issued by BNP Paribas SA in the scope of its activities.

At 31 December 2008, the Group held 3,998,016 BNP Paribas shares representing an amount of EUR 301 million, deducted from shareholders' equity in the balance sheet.

	Proprietary transactions		Trading account transactions		Total	
Own equity instruments (shares issued by BNP Paribas and held by the Group)	Number of shares	Carrying amount (in millions of euros)	Number of shares	Carrying amount (in millions of euros)	Number of shares	Carrying amount (in millions of euros)
Shares held at 31 December 2006	19,245,508	1,292	5,966,401	494	25,211,909	1,786
Acquisitions	26,776,958	2,223			26,776,958	2,223
Reduction in share capital	(32,111,135)	(2,428)			(32,111,135)	(2,428)
Shares delivered to employees	(6,971,945)	(568)			(6,971,945)	(568)
Other movements	2,196,728	111	(6,129,863)	(505)	(3,933,135)	(394)
Shares held at 31 December 2007	9,136,114	630	(163,462)	(11)	8,972,652	619
Acquisitions	1,304,072	91			1,304,072	91
Shares delivered to employees	(802,472)	(54)			(802,472)	(54)
Shares delivery for Banco BGN purchase	(3,646,292)	(288)			(3,646,292)	(288)
Other movements	(542,574)	(34)	(1,287,370)	(33)	(1,829,944)	(67)
Shares held at 31 December 2008	5,448,848	345	(1,450,832)	(44)	3,998,016	301

In 2008, under the aforementioned authorisations, BNP Paribas SA bought back 600,000 of its own shares on the market, outside a market-making agreement, at an average share price of EUR 68.58 (shares with a par value of EUR 2). This share buyback was carried out to meet the Bank's obligations related to the issue of shares or share equivalents, stock option plans, share awards to employees and corporate officers, and the allocation or sale of shares to employees in connection with the employee profit-sharing scheme, employee share ownership plans, or corporate savings plans. These shares were then classified as shares to be cancelled.

BNP Paribas SA also bought back 40,662 of its own shares on the market, outside a market-making agreement, at an average share price of EUR 74.29 euros (shares with a par value of EUR 2); these shares were similarly classified as shares to be cancelled.

Under the Bank's market-making agreement with Exane BNP Paribas, and consistent with the Code of Ethics recognised by the AMF, BNP Paribas SA bought back 272,719 shares at an average share price of EUR 59.40, and sold 258,903 treasury shares at an average share price of EUR 60.50. At 31 December 2008, BNP Paribas SA owned 161,851 treasury shares, representing a total value of EUR 9 million, under the market-making agreement.

524,208 BNP Paribas shares were given to employees as share awards between 1 January 2008 and 31 December 2008, including 610 shares that were awarded early.

On 1 October 2008, BNP Paribas used 3,646,292 treasury shares in a share swap transaction to finance an acquisition.

- Preferred shares and Undated Super Subordinated Notes (TSSDI)

  - Preferred shares issued by the Group's foreign subsidiaries

In December 1997, BNP US Funding LLC, a subsidiary under the exclusive control of the Group, made a USD 500 million issue of undated non-cumulative preferred shares governed by the laws of the United States, which did not dilute BNP Paribas ordinary shares. The shares paid a fixed rate dividend for a period of ten years. Thereafter, the shares were redeemable at par at the issuer's discretion at the end of each calendar quarter, with unredeemed shares paying a Libor-indexed dividend. The issuer had the option of not paying dividends on these preferred shares if no dividends were paid on BNP Paribas SA ordinary shares and no coupons were paid on preferred share equivalents (Undated Super Subordinated Notes) in the previous year. Unpaid dividends were not carried forward. The preferred shares were redeemed by the issuer in December 2007 at the end of the contractual ten-year period.

In October 2000, a USD 500 million undated non-cumulative preferred share issue was carried out by BNP Paribas Capital Trust, a subsidiary under the exclusive control of the Group. These shares pay a fixed rate dividend for a period of ten years. Thereafter, the shares are redeemable at par at the issuer's discretion at the end of each calendar quarter, with unredeemed shares paying a Libor-indexed dividend.

In October 2001, a EUR 500 million undated non-cumulative preferred share issue was carried out through a subsidiary under the exclusive control of the Group, BNP Paribas Capital Trust III. Shares in the issue pay a fixed rate dividend for a period of ten years. The shares are redeemable at the issuer's discretion after a ten-year period, and thereafter at each coupon date, with unredeemed shares paying a Euribor-indexed dividend.

In January and June 2002, two undated non-cumulative preferred share issues, of EUR 660 million and USD 650 million respectively, were carried out by two subsidiaries under the exclusive control of the Group, BNP Paribas Capital Trust IV and V. Shares in the first issue pay a fixed rate annual dividend over ten years, and shares in the second issue paid a fixed rate quarterly dividend over five years. Shares in the first issue are redeemable at the issuer's discretion after a ten-year period, and thereafter at each coupon date, with unredeemed shares paying a Euribor-indexed dividend. Shares in the second issue were redeemed by the issuer in June 2007 at the end of the contractual five-year period.

In January 2003, a non-cumulative preferred share issue of EUR 700 million was carried out by BNP Paribas Capital Trust VI, a subsidiary under the exclusive control of the Group. The shares pay an annual fixed rate dividend. They are redeemable at the end of a 10-year period and thereafter at each coupon date. Shares not redeemed in 2013 will pay a Euribor-indexed quarterly dividend.

In 2003 and 2004, the LaSer-Cofinoga sub-group – which is proportionately consolidated by BNP Paribas – carried out three issues of undated non-voting preferred shares through special purpose entities governed by UK law and exclusively controlled by the LaSer-Cofinoga sub-group. These shares pay a non-cumulative preferred dividend for a ten-year period, at a fixed rate for those issued in 2003 and an indexed rate for the 2004 issue. After this ten-year period, they will be redeemable at par at the issuer's discretion at the end of each quarter on the coupon date, and the dividend payable on the 2003 issue will become Euribor-indexed.

Issuer	Date of issue	Currency	Amount	Rate and term before 1st call date		Rate after 1st call date
BNPP Capital Trust	October 2000	USD	500 million	9.003%	10 years	3-month Libor + 3.26%
BNPP Capital Trust III	October 2001	EUR	500 million	6.625%	10 years	3-month Euribor + 2.6%
BNPP Capital Trust IV	January 2002	EUR	660 million	6.342%	10 years	3-month Euribor + 2.33%
BNPP Capital Trust VI	January 2003	EUR	700 million	5.868%	10 years	3-month Euribor + 2.48%
Cofinoga Funding I LP	March 2003	EUR	100 million (1)	6.820%	10 years	3-month Euribor + 3.75%
Cofinoga Funding II LP	January and May 2004	EUR	80 million (1)	TEC 10 (2) + 1.35%	10 years	TEC 10 (2) + 1.35%

(1) Before application of the proportionate consolidation rate.
(2) TEC 10 is the daily long-term government bond index, corresponding to the yield-to-maturity of a fictitious 10-year Treasury note.

The proceeds of these issues are recorded under "Minority interests" in the balance sheet, and the dividends are reported under "Minority interests" in the profit and loss account.

At 31 December 2008, the BNP Paribas Group held 60 million preferred shares, deducted from minority interests.

- Undated Super Subordinated Notes issued by BNP Paribas SA

From 2005 to 2008, BNP Paribas SA carried out fifteen issues of Undated Super Subordinated Notes representing a total amount of EUR 10,543 million. The notes pay a fixed rate coupon and are redeemable at the end of a fixed period and thereafter at each coupon date. Some of these issues will pay a coupon indexed to Euribor or Libor if the notes are not redeemed at the end of this period.

The last of these issues, which was made in December 2008, was taken up by the Société de Prise de Participation de l'Etat, a company created to issue debt securities guaranteed by the French State. The proceeds of the issues are used to subscribe for securities issued by credit institutions, which constitute Tier One regulatory capital. The notes pay a coupon plus a redemption premium of 1% from the first anniversary of the issue date, then an additional 2% a year from the second to the fifth anniversary and 11% from the sixth anniversary.

The table below sets out the characteristics of these various issues:

Date of issue	Currency	Amount	Coupon payment date	Rate and term before 1st call date		Rate after 1st call date
June 2005	USD	1,350 million	semi-annual	5.186%	10 years	USD 3-month Libor + 1.680%
October 2005	EUR	1,000 million	annual	4.875%	6 years	4.875%
October 2005	USD	400 million	annual	6.250%	6 years	6.250%
April 2006	EUR	750 million	annual	4.730%	10 years	3-month Euribor + 1.690%
April 2006	GBP	450 million	annual	5.945%	10 years	GBP 3-month Libor + 1.130%
July 2006	EUR	150 million	annual	5.450%	20 years	3-month Euribor + 1.920%
July 2006	GBP	325 million	annual	5.945%	10 years	GBP 3-month Libor + 1.810%
April 2007	EUR	750 million	annual	5.019%	10 years	3-month Euribor + 1.720%
June 2007	USD	600 million	quarterly	6.500%	5 years	6.50%
June 2007	USD	1,100 million	semi-annual	7.195%	30 years	USD 3-month Libor + 1.290%
October 2007	GBP	200 million	annual	7.436%	10 years	GBP 3-month Libor + 1.850%
June 2008	EUR	500 million	annual	7.781%	10 years	3-month Euribor + 3.750%
September 2008	EUR	650 million	annual	8.667%	5 years	3-month Euribor + 4.050%
September 2008	EUR	100 million	annual	7.570%	10 years	3-month Euribor + 3.925%
December 2008	EUR	2,550 million	annual	7.750%	5 years	3-month Euribor + 4.550%

BNP Paribas has the option of not paying interest due on these Undated Super Subordinated Notes if no dividends were paid on BNP Paribas SA ordinary shares or on preferred shares in the previous year. Unpaid interest is not carried forward.

The contracts relating to these Undated Super Subordinated Notes contain a loss absorption clause. Under the terms of this clause, in the event of insufficient regulatory capital – which is not fully offset by a capital increase or any other equivalent measure – the nominal value of the notes may be reduced in order to serve as a new basis for the calculation of the related coupons until the capital deficiency is made up and the nominal value of the notes is increased to its original amount. However, in the event of the liquidation of BNP Paribas, the amount due to the holders of these notes will represent their original nominal value irrespective of whether or not their nominal value has been reduced.

The proceeds raised by these issues are recorded in equity under "Retained earnings". In accordance with IAS 21, issues denominated in foreign currencies are recognised at their historical value based on their translation into euros at the issue date. Interest on the instruments is treated in the same way as dividends.

At 31 December 2008, the BNP Paribas Group held EUR 22 million of Undated Super Subordinated Notes which were deducted from shareholders' equity.

- Earnings per share

Diluted earnings per share corresponds to net income for the year divided by the weighted average number of shares outstanding as adjusted for the maximum effect of the conversion of dilutive equity instruments into ordinary shares. In-the-money stock subscription options are taken into account in the diluted earnings per share calculation, as are share awards made under the Global Share-based Incentive Plan. Conversion of these instruments would have no effect on the net income figure used in this calculation.

	Year to 31 Dec. 2008	Year to 31 Dec. 2007
Net income used to calculate basic and diluted earnings per share (in millions of euros) [1]	2,762	7,629
Weighted average number of ordinary shares outstanding during the year	899,245,437	898,407,216
Effect of potentially dilutive ordinary shares	3,813,197	7,629,130
Weighted average number of ordinary shares used to calculate diluted earnings per share	903,058,634	906,036,346
Basic earnings per share (in euros)	3.07	8.49
Diluted earnings per share (in euros)	3.06	8.42

(1) Net income used to calculate basic and diluted earnings per share is net income per the profit and loss account, adjusted for the remuneration on the Undated Super Subordinated Notes issued by BNP Paribas SA (qualified as preferred share equivalents), which for accounting purposes is treated as dividends.

A dividend of EUR 3.35 per share was paid in 2008 out of 2007 net income (compared with a dividend EUR 3.10 per share paid in 2007 out of 2006 net income).

8.b SCOPE OF CONSOLIDATION

Name	Country	(A)	(B)	(C)	(D)	Method		Group voting interest (%)	Group ownership interest (%)
Consolidating company									
BNP Paribas SA	France					Full		100.00%	100.00%
French Retail Banking									
Banque de Bretagne *	France					Full		100.00%	100.00%
BNP Paribas Developpement SA	France					Full		100.00%	100.00%
BNP Paribas Factor *	France					Full		100.00%	100.00%
Compagnie pour le Financement des Loisirs - Cofiloisirs	France					Equity		33.33%	33.33%
Retail Banking - Italy (BNL Banca Commerciale)									
Artigiancassa SPA	Italy					Full		73.86%	73.86%
Artigiansoa - Org. Di Attestazione SPA	Italy	7				Equity	12	80.00%	59.08%
Banca Nazionale del Lavoro SPA	Italy		5						
BNL Broker Assicurazioni SPA	Italy	8				Full		100.00%	100.00%
BNL Direct Services SPA	Italy		5						
BNL Edizioni SRL	Italy	7				Equity	12	100.00%	100.00%
BNL Finance SPA	Italy					Full		100.00%	100.00%
BNL Partecipazioni SPA	Italy					Full		100.00%	100.00%
BNL Positivity SRL	Italy					Full		51.00%	51.00%
Banca Nazionale del Lavoro SPA (ex BNL Progetto SPA)	Italy	2				Full		100.00%	100.00%
Creaimpresa SPA (Groupe)	Italy	7				Equity	12	76.90%	56.80%
Elep SPA	Italy				4				
International Factors Italia SPA - Ifitalia	Italy					Full		99.64%	99.64%
Serfactoring SPA	Italy					Equity		27.00%	26.94%
Special Purpose Entities									
Vela ABS	Italy					Full			
Vela Home SRL	Italy					Full			
Vela Public Sector SRL	Italy					Full			
International Retail Services									
Retail Banking in United States of America									
1897 Services Corporation	U.S.A					Full		100.00%	100.00%
AmerUS Leasing, Incorporated.	U.S.A					Full		100.00%	100.00%
BancWest Corporation	U.S.A					Full		100.00%	100.00%
Bancwest Investment Services, Incorporated	U.S.A					Full		100.00%	100.00%
Bank of the West Business Park Association LLC	U.S.A					Full		38.00%	38.00%
Bank of the West	U.S.A					Full		100.00%	100.00%
Bishop Street Capital Management Corporation	U.S.A					Full		100.00%	100.00%
BW Insurance Agency, Incorporated	U.S.A					Full		100.00%	100.00%
BW Leasing, Incorporated	U.S.A					Full		100.00%	100.00%
Center Club, Incorporated	U.S.A					Full		100.00%	100.00%
CFB Community Development Corporation	U.S.A					Full		100.00%	100.00%
Claas Financial Services LLC	U.S.A			2		Full		100.00%	80.45%
Commercial Federal Affordable Housing, Incorporated.	U.S.A					Full		100.00%	100.00%
Commercial Federal Community Development Corporation	U.S.A					Full		100.00%	100.00%
Commercial Federal Insurance Corporation	U.S.A					Full		100.00%	100.00%
Commercial Federal Investments Services, Incorporated	U.S.A					Full		100.00%	100.00%
Commercial Federal Realty Investors Corporation	U.S.A					Full		100.00%	100.00%
Commercial Federal Service Corporation	U.S.A					Full		100.00%	100.00%
Community First Home Mortgage	U.S.A				4				
Community First Insurance, Incorporated	U.S.A					Full		100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(D) Movements for 6 months to 31 December 2008	
1 - Acquisition	9 - Change of method - Full consolidation to proportionate method
2 - Entity newly incorporated or passing qualifying threshold	10 - Change of method - Equity method to proportionate method
3 - Disposal	11 - Reconsolidation
4 - Deconsolidation	12 - Entities consolidated using a simplified equity method non-material -
5 - Merger between consolidated entities	13 - Business transfers due to the creation of Italian retail banking segment
6 - Change of method - Proportionate method to full consolidation	14 - Entities excluded from prudential scope of consolidation
7 - Change of method - Full consolidation to equity method	15 - Entites consolidated under the equity method for prudential purpose
8 - Change of method - Equity method to full consolidation	

Name	Country	(A)	(B)	(C)	(D)	Method		Group voting interest (%)	Group ownership interest (%)
Retail Banking in United States of America (cont'd)									
Community Service, Incorporated	U.S.A					Full		100.00%	100.00%
Contractors Insurance Services	U.S.A			5					
Equity Lending Incorporated	U.S.A					Full		100.00%	100.00%
Essex Crédit Corporation	U.S.A					Full		100.00%	100.00%
FHL Lease Holding Company Incorporated	U.S.A					Full		100.00%	100.00%
FHL SPC One, Incorporated	U.S.A					Full		100.00%	100.00%
First Bancorp	U.S.A					Full		100.00%	100.00%
First Hawaïan Bank	U.S.A					Full		100.00%	100.00%
First Hawaiian Leasing, Incorporated	U.S.A					Full		100.00%	100.00%
First National Bancorp, Incorporated	U.S.A		4						
First National Bancorporation	U.S.A					Full		100.00%	100.00%
First Santa Clara Corporation	U.S.A					Full		100.00%	100.00%
First Savings Investment Corporation	U.S.A				4				
HBC Aviation, LLC	U.S.A			6	5				
KIC Technology1, Incorporated	U.S.A					Full		100.00%	100.00%
KIC Technology2, Incorporated	U.S.A					Full		100.00%	100.00%
KIC Technology3, Incorporated	U.S.A					Full		100.00%	100.00%
Liberty Leasing Company	U.S.A					Full		100.00%	100.00%
Mountain Fall Acquisition	U.S.A					Full		100.00%	100.00%
Nabity - Perry Insurance, Incorporated	U.S.A		5						
ORE, Incorporated	U.S.A			4					
Roxborough Acquisition Corporation	U.S.A					Full		100.00%	100.00%
St Paul Agency Incorporated	U.S.A			4					
The Bankers Club, Incorporated	U.S.A					Full		100.00%	100.00%
The Voyager HR Group	U.S.A				4				
Ursus Real estate inc	U.S.A				2	Full		100.00%	100.00%
Special Purpose Entities									
CFB Capital 3	U.S.A				2	Full			
CFB Capital 4	U.S.A					Full			
Commercial Federal Capital Trust 1	U.S.A					Full			
Commercial Federal Capital Trust 2	U.S.A					Full			
Commercial Federal Capital Trust 3	U.S.A					Full			
C-One Leasing LLC	U.S.A				2	Full			
First Hawaiian Capital 1	U.S.A					Full			
BNP Paribas Personal Finance									
Axa Banque Financement	France					Equity		35.00%	35.00%
Banco BGN SA	Brazil				1	Full		100.00%	100.00%
Banco Cetelem Argentina	Argentina	11				Full		60.00%	60.00%
Banco Cetelem Portugal	Portugal					Full		100.00%	100.00%
Banco Cetelem SA	Spain					Full		100.00%	100.00%
BGN Holding Financeira Limitada	Brazil				1	Full		100.00%	100.00%
Bieffe 5 SPA	Italy	2				Equity	12	100.00%	50.00%
BNP Paribas Invest Immo	France			5					
BNP Paribas Personal Finance (ex Cetelem)	France					Full		100.00%	100.00%
BNP Paribas Personal Finance AED (ex JetFinance International)	Bulgaria		1	8		Full		100.00%	100.00%
BNP Paribas Personal Finance Belgium (ex Cetelem Belgium)	Belgium					Full		100.00%	100.00%
BNP Paribas Personal Finance SA de CV (ex Cetelem Mexico SA de CV)	Mexico	8				Full		100.00%	100.00%
BNP Paribas Personal Finance SPA (ex Banca UCB SPA)	Italy					Full		100.00%	100.00%
Carrefour Administration Cartos de Creditos - CACC	Brazil					Equity		40.00%	40.00%
Cetelem Algérie	Algeria	8				Full		100.00%	100.00%
Cetelem America	Brazil					Full		100.00%	100.00%
Cetelem Asia	Hong-Kong	2				Full		100.00%	100.00%
Cetelem Bank SA	Poland					Full		100.00%	100.00%
Cetelem Benelux BV	Netherlands					Full		100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(D) Movements for 6 months to 31 December 2008	
1 - Acquisition	9 - Change of method - Full consolidation to proportionate method
2 - Entity newly incorporated or passing qualifying threshold	10 - Change of method - Equity method to proportionate method
3 - Disposal	11 - Reconsolidation
4 - Deconsolidation	12 - Entities consolidated using a simplified equity method non-material -
5 - Merger between consolidated entities	13 - Business transfers due to the creation of Italian retail banking segment
6 - Change of method - Proportionate method to full consolidation	14 - Entities excluded from prudential scope of consolidation
7 - Change of method - Full consolidation to equity method	15 - Entites consolidated under the equity method for prudential purpose
8 - Change of method - Equity method to full consolidation	

Name	Country	(A)	(B)	(C)	(D)	Method		Group voting interest (%)	Group ownership interest (%)
BNP Paribas Personal Finance (cont'd)									
Cetelem Brésil	Brazil					Full		100.00%	100.00%
Cetelem Holding Participaçoes Limitada	Brazil				1	Full		100.00%	100.00%
Cetelem CR	Czech Republic					Full		100.00%	100.00%
Cetelem IFN SA	Romania					Full		100.00%	100.00%
Cetelem Maroc	Morocco					Full		99.86%	93.17%
Cetelem Polska Expansion SA	Poland					Full		100.00%	100.00%
Cetelem Processing Services (Shanghai) Limited	China	8				Full		100.00%	100.00%
Cetelem Serviços Limitada	Brazil	2				Equity	12	100.00%	100.00%
Cetelem Slovensko	Slovakia					Full		100.00%	100.00%
Cetelem Thailande	Thailand					Full		100.00%	100.00%
Cetelem UK	UK					Full		100.00%	100.00%
Cofica Bail *	France					Full		100.00%	100.00%
Cofidis France	France				3				
Cofiparc SNC	France					Full		100.00%	100.00%
Compagnie Médicale de financement de Voitures et matériels - CMV Médiforce *	France					Full		100.00%	100.00%
Credial Italie SPA	Italy					Prop.		50.00%	50.00%
Credirama SPA	Italy		2	10		Prop.		51.00%	25.50%
Credisson Holding Limited	Cyprus					Full		100.00%	100.00%
Crédit Moderne Antilles Guyane *	France					Full		100.00%	100.00%
Crédit Moderne Guyane	France			5					
Crédit Moderne Océan Indien *	France					Full		97.81%	97.81%
Direct Services	Bulgaria			1		Full		100.00%	100.00%
Dresdner-Cetelem Kreditbank	Germany					Full		50.10%	50.10%
Effico Iberia	Spain					Full		100.00%	100.00%
Effico Participation SA	France			1	5				
Effico Portugal	Portugal			2		Equity	12	100.00%	100.00%
Effico Soreco	France					Full		99.96%	99.96%
Eurocredito	Spain					Full		100.00%	100.00%
Facet *	France					Full		100.00%	100.00%
Fidem *	France					Full		51.00%	51.00%
Fidexis	Belgium					Full		100.00%	100.00%
Fimestic Expansion SA	Spain					Full		100.00%	100.00%
Findomestic	Italy					Prop.		50.00%	50.00%
Findomestic Banka a.d	Serbia				10	Prop.		50.00%	50.00%
Findomestic Leasing SPA	Italy		2		5		12		
KBC Pinto Systems	Belgium					Equity		39.99%	39.99%
LaSer - Cofinoga (Groupe)	France					Prop.		50.00%	50.00%
Loisirs Finance *	France					Full		51.00%	51.00%
Magyar Cetelem	Hungary					Full		100.00%	100.00%
Métier Regroupement de Crédits	France	8		5					
Monabank	France					Equity		34.00%	34.00%
Natixis Financement	France					Equity		33.00%	33.00%
Norrsken Finance *	France					Full		51.00%	51.00%
Novacrédit	France		5						
Prestacomer SA de CV	Mexico		2			Equity	12	100.00%	100.00%
Projeo *	France					Full		51.00%	51.00%
SA Domofinance	France					Prop.		55.00%	55.00%
SAS Prêts et Services *	France					Full		100.00%	100.00%
Servicios Financieros Carrefour EFC	Spain					Equity		44.08%	40.00%
Société de Paiement Pass	France					Equity		40.01%	40.01%
Submarino Finance Promotora de Credito Limitada	Brazil					Prop.		50.00%	50.00%
Sundaram Home Finance Limited	India		1	10		Prop.		49.90%	49.90%
UCB	France			5					
UCB Hypotheken	Netherlands					Full		100.00%	100.00%
UCB Ingatlanhitel RT	Hungary				2	Full		100.00%	100.00%
UCB Suisse	Switzerland	8				Full		100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(D) Movements for 6 months to 31 December 2008	
1 - Acquisition	9 - Change of method - Full consolidation to proportionate method
2 - Entity newly incorporated or passing qualifying threshold	10 - Change of method - Equity method to proportionate method
3 - Disposal	11 - Reconsolidation
4 - Deconsolidation	12 - Entities consolidated using a simplified equity method non-material -
5 - Merger between consolidated entities	13 - Business transfers due to the creation of Italian retail banking segment
6 - Change of method - Proportionate method to full consolidation	14 - Entities excluded from prudential scope of consolidation
7 - Change of method - Full consolidation to equity method	15 - Entites consolidated under the equity method for prudential purpose
8 - Change of method - Equity method to full consolidation	

Name		Country	(A)	(B)	(C)	(D)	Method			Group voting interest (%)	Group ownership interest (%)
BNP Paribas Personal Finance (cont'd)											
Union de Creditos Immobiliarios - UCI (Groupe)		Spain					Prop.			50.00%	50.00%
Debt Investment Fund											
FCC Master Dolphin		Italy					Prop.				
FCC Retail ABS Finance - Noria 2005		France					Full		14		
FCC Retail ABS Finance - Noria 2008		France					Full				
European Mortgage Finance IT-2008-1 SRL		Italy			2		Full				
FCC Domos 2003		France				4					
FCC Domos 2008		France				2	Full				
FCC Master Domos		France					Full				
FCC Master Domos 4		France				4					
FCC Master Domos 5		France					Full				
FCC U.C.I 18		Spain				2	Prop.				
FCC U.C.I 4-14		Spain					Prop.				
FCC U.C.I 10-17		Spain					Prop.		14		
UCB Service SRL		Italy			2		Full				
Equipment Solutions											
Albury Asset Rentals Limited		UK					Full			100.00%	100.00%
All In One Allemagne		Germany					Full			100.00%	100.00%
All in One Vermietung GmbH		Austria	8				Full			100.00%	100.00%
Antin Bail	*	France					Full			100.00%	100.00%
Aprolis Finance		France					Full			51.00%	51.00%
Arius SA		France					Full			100.00%	100.00%
Artegy Limited		UK					Full			100.00%	100.00%
Artegy SAS		France					Full			100.00%	100.00%
Arval Austria GmbH		Austria		2	8		Full			100.00%	100.00%
Arval Belgium		Belgium					Full			100.00%	100.00%
Arval Beneleux BV (ex Arma Beheer BV)		Netherlands					Full			100.00%	100.00%
Arval Brasil Limitada		Brazil					Equity	12		100.00%	100.00%
Arval Business Services Limited		UK					Full			100.00%	100.00%
Arval BV		Netherlands					Full			100.00%	100.00%
Arval Deutschland GmbH		Germany					Full			100.00%	100.00%
Arval ECL SAS		France					Full			100.00%	100.00%
Arval Hellas Car Rental SA		Greece			2		Equity	12		100.00%	100.00%
Arval India Private Limited		India		2			Equity	12		100.00%	100.00%
Arval Limited		UK					Full			100.00%	100.00%
Arval Luxembourg		Luxembourg					Full			100.00%	100.00%
Arval Maroc		Morocco				2	Equity	12		88.73%	88.73%
Arval NV		Belgium					Full			100.00%	100.00%
Arval PHH Holding SAS		France					Full			100.00%	100.00%
Arval PHH Holdings Limited		UK					Full			100.00%	100.00%
Arval PHH Holdings UK Limited		UK					Full			100.00%	100.00%
Arval PHH Service Lease CZ		Czech Republic	8				Full			100.00%	100.00%
Arval Portugal		Portugal					Full			100.00%	100.00%
Arval Russie		Russia					Equity	12		100.00%	100.00%
Arval Schweiz AG		Switzerland					Full			100.00%	100.00%
Arval Service Lease		France					Full			100.00%	100.00%
Arval Service Lease Espagne		Spain					Full			99.99%	99.99%
Arval Service Lease Italia		Italy					Full			100.00%	100.00%
Arval Service Lease Polska SP		Poland					Full			100.00%	100.00%
Arval Service Lease Romania SRL		Romania		2			Equity	12		100.00%	100.00%
Arval Slovakia		Slovakia				2	Equity	12		100.00%	100.00%
Arval Trading		France					Full			100.00%	100.00%
Arval UK Group Limited		UK					Full			100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(D) Movements for 6 months to 31 December 2008	
1 - Acquisition	9 - Change of method - Full consolidation to proportionate method
2 - Entity newly incorporated or passing qualifying threshold	10 - Change of method - Equity method to proportionate method
3 - Disposal	11 - Reconsolidation
4 - Deconsolidation	12 - Entities consolidated using a simplified equity method non-material -
5 - Merger between consolidated entities	13 - Business transfers due to the creation of Italian retail banking segment
6 - Change of method - Proportionate method to full consolidation	14 - Entities excluded from prudential scope of consolidation
7 - Change of method - Full consolidation to equity method	15 - Entites consolidated under the equity method for prudential purpose
8 - Change of method - Equity method to full consolidation	

Name		Country	(A)	(B)	(C)	(D)	Method			Group voting interest (%)	Group ownership interest (%)
Equipment Solutions (cont'd)											
Arval UK Limited		UK					Full			100.00%	100.00%
Barloword Heftruck BV		Netherlands					Equity			50.00%	50.00%
BNP Paribas Fleet Holdings Limited		UK					Full			100.00%	100.00%
BNP Paribas Lease Group	*	France					Full			100.00%	100.00%
BNP Paribas Lease Group BV		Netherlands					Full			100.00%	100.00%
BNP Paribas Lease Group GmbH & Co KG		Austria	2				Full			100.00%	100.00%
BNP Paribas Lease Group Holding SPA		Italy			5						
BNP Paribas Lease Group KFT		Hungary					Full			100.00%	100.00%
BNP Paribas Lease Group Netherlands BV		Netherlands					Full			100.00%	100.00%
BNP Paribas Lease Group Polska SP z.o.o		Poland	8				Full			100.00%	100.00%
BNP Paribas Lease Group RT		Hungary					Full			100.00%	100.00%
BNP Paribas Lease Group SA Belgium		Belgium					Full			100.00%	100.00%
BNP Paribas Lease Group SPA		Italy			5						
BNP Paribas Lease Group SPA (ex Locafit SPA)		Italy	13				Full			100.00%	100.00%
BNP Paribas Lease Group UK PLC		UK					Full			100.00%	100.00%
BNP Paribas Leasing Gmbh		Germany					Full			100.00%	100.00%
Bureau Services Limited		UK					Full			100.00%	100.00%
Centro Leasing SPA		Italy		3							
Claas Financial Services	*	France					Full			60.11%	60.11%
Claas Financial Services Incorporated		U.S.A					Full			100.00%	60.11%
Claas Financial Services Limited		UK	2				Full			51.00%	51.00%
Claas Leasing Gmbh		Germany					Full			100.00%	60.11%
CNH Capital Europe	*	France					Full			50.10%	50.10%
CNH Capital Europe Limited		UK					Full			100.00%	50.10%
Cofiplan	*	France					Full			99.99%	99.99%
Commercial Vehicle Finance Limited		UK					Full			100.00%	100.00%
Cooperleasing SPA		Italy	13	3							
Dexia Location Longue Durée		France				2	Equity	12		51.00%	51.00%
Dialcard Fleet Information Services Limited		UK					Full			100.00%	100.00%
Dialcard Limited		UK				4					
Diamond Finance UK Limited		UK					Full			60.00%	60.00%
Equipment Lease BV		Netherlands					Full			100.00%	100.00%
Gestion et Location Holding		France					Full			100.00%	100.00%
Greenval Insurance Company Limited		Ireland			2		Full		15	100.00%	100.00%
H.F.G.L Limited		UK					Full			100.00%	100.00%
Harpur UK Limited		UK					Full			100.00%	100.00%
Humberclyde Commercial Investments Limited		UK					Full			100.00%	100.00%
Humberclyde Commercial Investments N° 4 Limited		UK					Full			100.00%	100.00%
Humberclyde Commercial Investments N°1 Limited		UK					Full			100.00%	100.00%
Humberclyde Finance Limited		UK					Full			100.00%	100.00%
Humberclyde Industrial Finance Limited		UK					Full			100.00%	100.00%
Humberclyde Investments Limited		UK					Full			100.00%	100.00%
JCB Finance	*	France					Full			100.00%	50.10%
JCB Finance Holdings Limited		UK				2	Full			50.10%	50.10%
Leaseco International BV		Netherlands					Full			100.00%	100.00%
Locatrice Italiana SPA		Italy	13				Full			100.00%	100.00%
Locatrice Strumentale SRL		Italy	13	5							
Manitou Finance Limited		UK					Full			51.00%	51.00%
Natiobail 2		France					Full			100.00%	100.00%
Natiocrédibail	*	France					Full			100.00%	100.00%
Natiocrédimurs	*	France					Full			100.00%	100.00%
Natioénergie	*	France					Full			100.00%	100.00%
Overdrive Business Solutions Limited		UK					Full			100.00%	100.00%
Overdrive Credit Card Limited		UK					Full			100.00%	100.00%
Paricomi	*	France					Full			100.00%	100.00%
PHH Financial services Limited		UK					Full			100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(D) Movements for 6 months to 31 December 2008	
1 - Acquisition	9 - Change of method - Full consolidation to proportionate method
2 - Entity newly incorporated or passing qualifying threshold	10 - Change of method - Equity method to proportionate method
3 - Disposal	11 - Reconsolidation
4 - Deconsolidation	12 - Entities consolidated using a simplified equity method non-material -
5 - Merger between consolidated entities	13 - Business transfers due to the creation of Italian retail banking segment
6 - Change of method - Proportionate method to full consolidation	14 - Entities excluded from prudential scope of consolidation
7 - Change of method - Full consolidation to equity method	15 - Entites consolidated under the equity method for prudential purpose
8 - Change of method - Equity method to full consolidation	

Name		Country	(A)	(B)	(C)	(D)	Method		Group voting interest (%)	Group ownership interest (%)
Equipment Solutions (cont'd)										
PHH Holdings (1999) Limited		UK					Full		100.00%	100.00%
PHH Investment Services Limited		UK					Full		100.00%	100.00%
PHH Leasing (N°9) Limited		UK					Full		100.00%	100.00%
PHH Treasury Services Limited		UK					Full		100.00%	100.00%
PHH Truck Management Services Limited		UK					Full		100.00%	100.00%
Pointeuro Limited		UK					Full		100.00%	100.00%
Same Deutz Fahr Finance Limited		UK					Full		100.00%	100.00%
Same Deutz-Fahr Finance	*	France					Full		100.00%	100.00%
SAS MFF	*	France					Full		51.00%	51.00%
SREI Equipement Finance Private Limitrd		India				1	Prop.		50.00%	50.00%
The Harpur Group UK Limited		UK					Full		100.00%	100.00%
UFB Asset Finance Limited		UK					Full		100.00%	100.00%
United Care (Cheshire) Limited		UK					Full		100.00%	100.00%
United Care Group Limited		UK					Full		100.00%	100.00%
Special Purpose Entities										
Fundo de Investimento EM Direitos Creditorios BGN Life		Brazil				1	Full			
Fundo de Investimento EM Direitos Creditorios BGN Premium		Brazil				1	Full			
Vela Lease SRL		Italy	13				Full			
Emerging markets										
Banque de Nankin (ex Nanjing City Commercial Bank Corp Limited)		China					Equity		12.61%	12.61%
Banque de Wallis et Futuna		France				11	Full		50.98%	50.98%
Banque du Sahara LSC		Libya		1	8		Full		19.00%	19.00%
Banque Internationale du Commerce et de l'Industrie Burkina Faso		Burkina Faso					Full		51.00%	51.00%
Banque Internationale du Commerce et de l'Industrie Cote d'Ivoire		Ivory Coast					Full		59.79%	59.79%
Banque Internationale du Commerce et de l'Industrie Gabon		Gabon					Full		46.67%	46.67%
Banque Internationale du Commerce et de l'Industrie Guinée		Guinea					Equity		30.83%	30.83%
Banque Internationale du Commerce et de l'Industrie Mali		Mali	8				Full		85.00%	85.00%
Banque Internationale du Commerce et de l'Industrie Senegal		Senegal					Full		54.11%	54.11%
Banque Malgache de l'Ocean Indien		Madagascar					Full		75.00%	75.00%
Banque Marocaine du Commerce et de l'Industrie		Morocco					Full		66.21%	66.21%
Banque Marocaine du Commerce et de l'Industrie Crédit Conso		Morocco	2				Full		100.00%	79.42%
Banque Marocaine du Commerce et de l'Industrie Gestion		Morocco					Equity	12	100.00%	66.21%
Banque Marocaine du Commerce et de l'Industrie Leasing		Morocco					Full		72.03%	47.69%
Banque Marocaine du Commerce et de l'Industrie Offshore		Morocco					Full		100.00%	66.21%
Banque pour le Commerce et l'Industrie de la Mer Rouge		Djibouti		3						
BNP Intercontinentale - BNPI	*	France					Full		100.00%	100.00%
BNP Paribas BDDI Participations		France					Full		100.00%	100.00%
BNP Paribas Cyprus Limited		Cyprus					Full		100.00%	100.00%
BNP Paribas El Djazair		Algeria					Full		100.00%	100.00%
BNP Paribas Guadeloupe	*	France					Full		100.00%	100.00%
BNP Paribas Guyane	*	France					Full		100.00%	100.00%
BNP Paribas Le Caire		Egypt					Full		95.19%	95.19%
BNP Paribas Martinique	*	France					Full		100.00%	100.00%
BNP Paribas Mauritanie		Mauritania				2	Equity	12	59.99%	59.99%
BNP Paribas Nouvelle Caledonie	*	France					Full		100.00%	100.00%
BNP Paribas Réunion	*	France					Full		100.00%	100.00%
BNP Paribas Vostok Holdings		France			5					
BNP Paribas Vostok LLC		Russia	8				Full		100.00%	100.00%
SIFIDA		Luxembourg	4							
TEB Mali Yatirimlar Anonim Sirketi (Groupe)		Turkey					Prop.		50.00%	50.00%
Ukrainian Insurance Alliance		Ukraine					Equity	12	50.00%	25.50%
Ukrainian Leasing Company		Ukraine				2	Equity	12	100.00%	51.00%
Ukrsib Asset Management		Ukraine		2			Equity	12	99.94%	50.97%
Ukrsib Asset Management PI Fund		Ukraine		2			Equity	12	99.94%	50.97%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(D) Movements for 6 months to 31 December 2008	
1 - Acquisition	9 - Change of method - Full consolidation to proportionate method
2 - Entity newly incorporated or passing qualifying threshold	10 - Change of method - Equity method to proportionate method
3 - Disposal	11 - Reconsolidation
4 - Deconsolidation	12 - Entities consolidated using a simplified equity method non-material -
5 - Merger between consolidated entities	13 - Business transfers due to the creation of Italian retail banking segment
6 - Change of method - Proportionate method to full consolidation	14 - Entities excluded from prudential scope of consolidation
7 - Change of method - Full consolidation to equity method	15 - Entites consolidated under the equity method for prudential purpose
8 - Change of method - Equity method to full consolidation	

Name	Country	(A)	(B)	(C)	(D)	Method		Group voting interest (%)	Group ownership interest (%)
Emerging markets (cont'd)									
UkrSibbank	Ukraine					Full		51.00%	51.00%
Union Bancaire pour le Commerce et l'Industrie	Tunisia					Full		50.00%	50.00%
Union Bancaire pour le Commerce et l'Industrie Leasing	Tunisia					Full		75.40%	37.70%
Vesko	Ukraine			1		Equity	12	49.63%	25.31%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(D) Movements for 6 months to 31 December 2008	
1 - Acquisition	9 - Change of method - Full consolidation to proportionate method
2 - Entity newly incorporated or passing qualifying threshold	10 - Change of method - Equity method to proportionate method
3 - Disposal	11 - Reconsolidation
4 - Deconsolidation	12 - Entities consolidated using a simplified equity method non-material -
5 - Merger between consolidated entities	13 - Business transfers due to the creation of Italian retail banking segment
6 - Change of method - Proportionate method to full consolidation	14 - Entities excluded from prudential scope of consolidation
7 - Change of method - Full consolidation to equity method	15 - Entites consolidated under the equity method for prudential purpose
8 - Change of method - Equity method to full consolidation	



Name	Country	(A)	(B)	(C)	(D)	Method			Group voting interest (%)	Group ownership interest (%)
Asset Management & Services										
Insurance										
Assu-Vie SA	France					Equity	12		50.00%	50.00%
BNL Vita SPA	Italy	13				Equity			49.00%	49.00%
BNP Paribas Assurance	France		5							
BNP Paribas Assurance (ex Cardif SA)	France					Full		15	100.00%	100.00%
Cardif Assicurazioni SPA	Italy					Full		15	100.00%	100.00%
Cardif Assurance Vie	France					Full		15	100.00%	100.00%
Cardif Assurance Vie Polska	Poland					Full		15	100.00%	100.00%
Cardif Biztosito Magyarorszag	Hungary			2		Equity	12		100.00%	100.00%
Cardif Compania de Seguros	Perou		2			Equity	12		100.00%	100.00%
Cardif Compania de Seguros de Vida	Argentina		11	8		Full		15	100.00%	100.00%
Cardif do Brasil Seguros	Brazil					Full		15	100.00%	100.00%
Cardif do Brasil Seguros e Garantias	Brazil					Equity	12		100.00%	100.00%
Cardif Forsaking AB	Sweden			2		Equity	12		100.00%	100.00%
Cardif Holdings Incorporation	U.S.A		2			Full		15	99.60%	99.60%
Cardif Insurance Company	Russia			2		Equity	12		100.00%	100.00%
Cardif Leven	Belgium					Full		15	100.00%	100.00%
Cardif Levensverzekeringen NV	Netherlands					Full		15	100.00%	100.00%
Cardif Life Insurance Company Corporation	U.S.A		2			Full		15	100.00%	99.60%
Cardif Mexico Seguros de Vida	Mexico					Equity	12		100.00%	100.00%
Cardif Mexico Seguros Generales SA	Mexico					Equity	12		100.00%	100.00%
Cardif Nederland Holding BV	Netherlands					Full		15	100.00%	100.00%
Cardif Nordic AB	Sweden		2	8		Full		15	100.00%	100.00%
Cardif Pinnacle Insurance Holding Limited	South Africa		8			Full		15	100.00%	100.00%
Cardif RD	France					Full		15	100.00%	100.00%
Cardif Retraite Assurance Vie	France					Full		15	100.00%	100.00%
Cardif Schadeverzekeringen NV	Netherlands					Full		15	100.00%	100.00%
Cardivida Correduria de Seguros	Spain					Equity	12		100.00%	100.00%
Centro Vita Assicurazioni SPA	Italy					Prop.		15	49.00%	49.00%
Closed Joint Insurance Company	Ukraine			2		Equity	12		100.00%	100.00%
Compagnie Bancaire Uk Fonds C	UK					Full		15	100.00%	100.00%
Compania de Seguros Generales	Chile					Full		15	100.00%	100.00%
Compania de Seguros Vida SA	Chile					Full		15	100.00%	100.00%
Cybele RE	Luxembourg	5								
Darnell Limited	Ireland					Full		15	100.00%	100.00%
Direct Life & Pensions Services - DLPS	UK			1		Equity	12		100.00%	100.00%
European Reinsurance Limited	UK		11			Equity	12		100.00%	100.00%
Financial Telemarketing Services	UK		11			Equity	12		100.00%	100.00%
Fonds d'Investissement Immobilier pour le Commerce et la Distribution - Fondis	France			2		Prop.		15	25.00%	25.00%
GIE BNP Paribas Assurance	France					Full		15	100.00%	99.00%
Global Euro	France	2				Full		15	99.89%	99.73%
Investlife Luxembourg SA	Luxembourg					Full		15	100.00%	100.00%
Luizaseg	Brazil			2		Equity	12		50.00%	50.00%
Natio Assurance	France					Prop.		15	50.00%	50.00%
Natio Fonds Athenes Investissement 5	France	2				Full		15	100.00%	100.00%
Natio Fonds Collines Investissement 1	France	2				Full		15	100.00%	100.00%
Natio Fonds Collines Investissement 3	France	2				Full		15	100.00%	100.00%
NCVP Participacoes SA	Brazil			2		Full		15	100.00%	100.00%
Patrimoine Management & Associés	France					Full		15	61.50%	61.50%
Pinnacle Insurance Holding PLC	UK					Full		15	100.00%	100.00%
Pinnacle Insurance Management Services PLC	UK					Full		15	100.00%	100.00%
Pinnacle Insurance PLC	UK					Full		15	100.00%	100.00%
Pinnafrica Insurance Company Limited	South Africa					Equity	12		100.00%	100.00%
Pinnafrica Insurance Life Limited	South Africa					Equity	12		100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(D) Movements for 6 months to 31 December 2008	
1 - Acquisition	9 - Change of method - Full consolidation to proportionate method
2 - Entity newly incorporated or passing qualifying threshold	10 - Change of method - Equity method to proportionate method
3 - Disposal	11 - Reconsolidation
4 - Deconsolidation	12 - Entities consolidated using a simplified equity method non-material -
5 - Merger between consolidated entities	13 - Business transfers due to the creation of Italian retail banking segment
6 - Change of method - Proportionate method to full consolidation	14 - Entities excluded from prudential scope of consolidation
7 - Change of method - Full consolidation to equity method	15 - Entites consolidated under the equity method for prudential purpose
8 - Change of method - Equity method to full consolidation	

Name	Country	(A)	(B)	(C)	(D)	Method			Group voting interest (%)	Group ownership interest (%)
Insurance (cont'd)										
Pocztylion Arka Powszechne (ex Poczta Polska Cardif Arka SA)	Poland			11		Equity			33.33%	33.33%
Pojistovna Cardif Pro Vita	Czech Republic			8		Full		15	100.00%	100.00%
Pojistovna Cardif Slovakia A.S	Slovakia		11			Equity	12		100.00%	100.00%
SARL Carma Grand Horizon	France	2				Full		15	100.00%	100.00%
SARL Reumal Investissements	France					Full		15	100.00%	100.00%
Rubin SARL	Luxembourg				2	Prop.		15	50.00%	50.00%
SAS Hibernia France	France		1		9	Prop.		15	60.14%	60.14%
SCA Capital France Hotel	France		1		9	Prop.		15	60.14%	60.14%
SCI 104-106 rue Cambronne	France					Full		15	100.00%	100.00%
SCI 14 rue Vivienne	France					Full		15	100.00%	100.00%
SCI 24-26 rue Duranton	France	3								
SCI 25 rue Abbe Carton	France	3								
SCI 25 rue Gutenberg	France	3								
SCI 40 rue Abbe Groult	France	3								
SCI 100 rue Lauriston	France					Full		15	100.00%	100.00%
SCI 6 Square Foch	France					Full		15	100.00%	100.00%
SCI 8-10 place du Commerce	France					Full		15	100.00%	100.00%
SCI Alpha Park	France			2		Prop.		15	50.00%	50.00%
SCI Asnieres 1	France					Full		15	100.00%	100.00%
SCI Beausejour	France					Full		15	100.00%	100.00%
SCI BNP Paribas Pierre 2	France					Full		15	100.00%	100.00%
SCI Boulevard Malesherbes	France					Full		15	100.00%	100.00%
SCI Boulogne Centre	France					Full		15	100.00%	100.00%
SCI Boulogne Nungesser	France					Full		15	100.00%	100.00%
SCI Corosa	France					Full		15	100.00%	100.00%
SCI Courbevoie	France					Full		15	100.00%	100.00%
SCI Defense Etoile	France					Full		15	100.00%	100.00%
SCI Defense Vendome	France					Full		15	100.00%	100.00%
SCI Etoile	France					Full		15	100.00%	100.00%
SCI Immeuble Demours	France					Full		15	100.00%	100.00%
SCI Le Chesnay 1	France	3								
SCI Levallois 2	France					Full		15	100.00%	100.00%
SCI Maisons 1	France	3								
SCI Malesherbes Courcelles	France					Full		15	100.00%	100.00%
SCI Montrouge 2	France	3								
SCI Montrouge 3	France	3								
SCI Paris Cours de Vincennes	France	2				Full		15	100.00%	100.00%
SCI Moussorgski	France					Full		15	100.00%	100.00%
SCI Odysee	France				2	Full		15	99.90%	99.90%
SCI Residence le Chatelard	France			4						
SCI rue Mederic	France					Full		15	100.00%	100.00%
SCI Rueil 1	France	3								
SCI Rueil Ariane	France					Full		15	100.00%	100.00%
SCI Rueil Caudron	France					Full		15	100.00%	100.00%
SCI Saint Maurice 2	France	3								
SCI Suresnes 2	France	3								
SCI Suresnes 3	France					Full		15	100.00%	100.00%
SCI Vendome Athenes	France			2		Prop.		15	50.00%	50.00%
SCPI Opera Rendement	France				2	Full		15	99.12%	99.12%
Shinan et Life Corée	South Korea					Prop.		15	50.00%	50.00%
State Bank India Life Cy	India					Equity			26.00%	26.00%
Thai Cardif Insurance Life Company Limited	Thailand					Equity			25.00%	25.00%
Valtitres	France	2				Full		15	100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007
(B) Movements for 6 months to 31 December 2007
(C) Movements for 6 months to 30 June 2008
(D) Movements for 6 months to 31 December 2008

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - Disposal
4 - Deconsolidation
5 - Merger between consolidated entities
6 - Change of method - Proportionate method to full consolidation
7 - Change of method - Full consolidation to equity method
8 - Change of method - Equity method to full consolidation
9 - Change of method - Full consolidation to proportionate method
10 - Change of method - Equity method to proportionate method
11 - Reconsolidation
12 - Entities consolidated using a simplified equity method non-material -
13 - Business transfers due to the creation of Italian retail banking segment
14 - Entities excluded from prudential scope of consolidation
15 - Entites consolidated under the equity method for prudential purpose



Name	Country	(A)	(B)	(C)	(D)	Method		Group voting interest (%)	Group ownership interest (%)
Private Banking									
Banque Privée Anjou *	France	1	5						
Bergues Finance Holding	Bahamas					Full		100.00%	99.99%
BNL International Luxembourg	Luxembourg	5							
BNP Paribas Bahamas Limited	Bahamas					Full		100.00%	99.99%
BNP Paribas Espana SA	Spain					Full		99.58%	99.58%
BNP Paribas Investment Services LLC	U.S.A					Full		100.00%	100.00%
BNP Paribas Private Bank Monaco *	Monaco					Full		100.00%	99.99%
BNP Paribas Wealth Management (ex BNP Paribas Private Bank) *	France					Full		100.00%	100.00%
Conseil Investissement	France					Full		100.00%	100.00%
Lavoro Bank Ag Zurigo	Switzerland	5							
Nachenius, Tjeenk et Co NV	Netherlands					Full		100.00%	100.00%
Servizio Italia SPA	Italy	4							
Personal Investsors									
B*Capital *	France					Full		99.96%	99.96%
Cortal Consors France *	France					Full		100.00%	100.00%
Cortal Consors Select	France				2	Equity	12	85.00%	85.00%
FundQuest	France					Full		100.00%	100.00%
Geojit Financial Services Limited (Groupe)	India	1	10			Prop.		27.11%	27.11%
Investment Partners									
Antin Infrastructure Partners (ex Infra Capital Investors)	France		2			Equity	12	56.50%	56.50%
BNL Fondi Immobiliari	Italy	13				Full		100.00%	100.00%
BNP Paribas Asset Management	France					Full		100.00%	100.00%
BNP Paribas Asset Management Uruguay SA	Uruguay					Equity	12	100.00%	100.00%
BNP Paribas Asset Management Australia Limited	Australia				2	Full		100.00%	100.00%
BNP Paribas Asset Management Asia	Hong-Kong		2			Equity	12	100.00%	100.00%
BNP Paribas Asset Management Brasil Limitada	Brazil					Full		100.00%	100.00%
BNP Paribas Asset Management GmbH	Germany					Equity	12	100.00%	100.00%
BNP Paribas Asset Management Japan Limited	Japan					Full		100.00%	100.00%
BNP Paribas Asset Management Luxembourg	Luxembourg					Full		99.66%	99.66%
BNP Paribas Asset Management SGR Milan SPA	Italy		5						
BNP Paribas Asset Management SGIIC	Spain					Equity	12	100.00%	99.58%
BNP Paribas Asset Management SGR Milan (ex BNL Gestioni SGR)	Italy	13				Full		100.00%	100.00%
BNP Paribas Asset Management Singapore Limited	Singapore		2			Equity	12	100.00%	100.00%
BNP Paribas Asset Management UK Limited	UK					Full		100.00%	100.00%
BNP Paribas Investment Partners (ex BNP PAM Group)	France					Full		100.00%	100.00%
BNP Paribas Financière AMS (Fin'AMS) *	France					Full		100.00%	100.00%
BNP Paribas Fund Services France	France					Full		100.00%	100.00%
BNP Paribas Private Equity	France					Equity	12	100.00%	100.00%
Cardif Asset Management	France					Full		100.00%	100.00%
Cardif Gestion d'Actifs	France					Full		100.00%	100.00%
Charter Atlantic Capital corporation	U.S.A	8				Full		100.00%	100.00%
Charter Atlantic Corporation	U.S.A	8				Full		100.00%	100.00%
Cooper Neff Alternative Managers	France	8		7		Equity	12	99.40%	99.40%
Fauchier Partners Management Limited (Groupe)	UK					Prop.		42.17%	62.50%
Fischer Francis Trees & Watts UK	UK	8				Full		100.00%	100.00%
Fischer Francis Trees & Watts Incorporation	U.S.A	8				Full		100.00%	100.00%
Fischer Francis Trees & Watts Kabushiki Kaisha	Japan	8				Full		100.00%	100.00%
Fischer Francis Trees & Watts Limited	UK	8				Full		100.00%	100.00%
Fischer Francis Trees & Watts Pte Limited	Singapore	8				Full		100.00%	100.00%
Fund Quest Incorporation	U.S.A					Full		100.00%	100.00%
Impax Group PLC	UK				2	Equity		26.82%	26.82%
Malbec Partners Incorporation	U.S.A			1		Full		100.00%	100.00%
Malbec Partners LLC	UK				2	Full		100.00%	100.00%
Malbec UK Limited	UK				2	Full		100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007
(B) Movements for 6 months to 31 December 2007
(C) Movements for 6 months to 30 June 2008
(D) Movements for 6 months to 31 December 2008

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - Disposal
4 - Deconsolidation
5 - Merger between consolidated entities
6 - Change of method - Proportionate method to full consolidation
7 - Change of method - Full consolidation to equity method
8 - Change of method - Equity method to full consolidation
9 - Change of method - Full consolidation to proportionate method
10 - Change of method - Equity method to proportionate method
11 - Reconsolidation
12 - Entities consolidated using a simplified equity method non-material -
13 - Business transfers due to the creation of Italian retail banking segment
14 - Entities excluded from prudential scope of consolidation
15 - Entites consolidated under the equity method for prudential purpose



Name		Country	(A)	(B)	(C)	(D)	Method		Group voting interest (%)	Group ownership interest (%)
Investment Partners (cont'd)										
Overlay Asset Management		France			8		Full		100.00%	100.00%
Shenying & Wanguo BNP Paribas Asset Management Company Limited		China			2		Equity		33.00%	33.00%
Shinhan BNP Paribas Investment Trust Management Co Ltd		South Korea	10				Prop.		50.00%	50.00%
Sundaram BNP Paribas Asset Management Company Limited		India					Equity		49.90%	49.90%
Securities services										
BNP Paribas Fund Services		Luxembourg			5					
BNP Paribas Fund Services Australasia Limited		Australia					Full		100.00%	100.00%
BNP Paribas Fund Services Dublin Limited		Ireland					Full		100.00%	100.00%
BNP Paribas Fund Services Holdings		UK					Full		100.00%	100.00%
BNP Paribas Fund Services UK Limited		UK				6				
BNP Paribas Securities Services - BP2S	*	France					Full		100.00%	100.00%
BNP Paribas Securities Services Custody bank Limited (ex Royal Bank of Scotland International Custody		Jersey		1			Full		100.00%	100.00%
BNP Paribas Securities Services (Holdings) Limited (ex Royal Bank of Scotland International Securities Se		Jersey		1			Full		100.00%	100.00%
BNP Paribas Securities Services International Holding SA		France		5						
BNP Paribas Trust Company (Guernesey) Limited (ex Royal Bank of Scotland International Trustee (Guer		Guernsey		1			Equity	12	100.00%	100.00%
Banco Excel Bank SA		Spain	1	5						
Real Estate Services										
Asset Partenaires		France					Full		100.00%	96.77%
Atisreal Expertise		France					Full		100.00%	100.00%
Atisreal Auguste-Thouard		France					Full		96.01%	96.01%
Atisreal Belgium SA		Belgium					Full		100.00%	100.00%
Atisreal Benelux SA		Belgium					Full		100.00%	100.00%
Atisreal Consult		France					Full		100.00%	100.00%
Atisreal Consult GmbH		Germany					Full		100.00%	100.00%
Atisreal Espana SA		Spain					Full		100.00%	100.00%
Atisreal GmbH		Germany					Full		100.00%	100.00%
Atisreal Holding France		France				5				
Atisreal Holding GmbH		Germany					Full		100.00%	100.00%
Atisreal Hotels (ex SP & Partners)		France		2			Full		96.01%	96.01%
Atisreal International		France					Full		100.00%	100.00%
Atisreal Irlande		Ireland	1				Full		100.00%	100.00%
Atisreal Italia		Italy	1				Full		100.00%	100.00%
Atisreal Limited		UK					Full		100.00%	100.00%
Atisreal Luxembourg SA		Luxembourg					Full		100.00%	100.00%
Atisreal Property Management GmbH		Germany					Full		100.00%	100.00%
Atisreal Property Management Services		Belgium					Full		100.00%	100.00%
Atisreal Proplan GmbH		Germany					Full		87.59%	87.59%
Atisreal USA Incorporated		U.S.A					Full		100.00%	100.00%
BNP Paribas Immobilier (ex Meunier Promotion)		France					Full		100.00%	100.00%
BNP Paribas Immobilier Promotion Immobilier d'Entreprise (ex SAS Meunier Immobilier d'Entreprise)		France					Full		100.00%	100.00%
BNP Paribas Immobilier Promotion Sud Ouest (ex SAS Meunier Habitat Sud Ouest)		France		2			Full		100.00%	100.00%
BNP Paribas Immobilier Promotion Var (ex SAS Meunier Habitat Var)		France				2	Full		100.00%	100.00%
BNP Paribas Immobilier Property Management		France					Full		100.00%	100.00%
BNP Paribas Immobilier Residentiel (ex SAS Meunier Habitat)		France					Full		100.00%	100.00%
BNP Paribas Immobilier Residentiel Promotion Ile de France (ex SAS Meunier Habitat Ile de France)		France					Full		100.00%	100.00%
BNP Paribas Immobilier Residentiel Promotion Mediterranée (ex SAS Meunier Méditerranée)		France					Full		100.00%	100.00%
BNP Paribas Immobilier Residentiel Promotion Rhône Alpes (ex SAS Meunier Rhône Alpes)		France					Full		100.00%	100.00%
BNP Paribas Immobilier Residentiel Residences Services (ex SAS Studelites)		France					Full		100.00%	100.00%
BNP Paribas Immobilier Residentiel Service Clients (ex SNC Meunier Gestion)		France					Full		100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(D) Movements for 6 months to 31 December 2008	
1 - Acquisition	9 - Change of method - Full consolidation to proportionate method
2 - Entity newly incorporated or passing qualifying threshold	10 - Change of method - Equity method to proportionate method
3 - Disposal	11 - Reconsolidation
4 - Deconsolidation	12 - Entities consolidated using a simplified equity method non-material -
5 - Merger between consolidated entities	13 - Business transfers due to the creation of Italian retail banking segment
6 - Change of method - Proportionate method to full consolidation	14 - Entities excluded from prudential scope of consolidation
7 - Change of method - Full consolidation to equity method	15 - Entites consolidated under the equity method for prudential purpose
8 - Change of method - Equity method to full consolidation	

Name	Country	(A)	(B)	(C)	(D)	Method	Group voting interest (%)	Group ownership interest (%)
Real Estate Services (cont'd)								
BNP Paribas Immobilier Residentiel Transaction & Conseil (ex SNC Espaces Immobiliers)	France					Full	100.00%	100.00%
BNP Paribas Immobilier Residentiel V2i	France				2	Full	100.00%	100.00%
BNP Paribas Participations Financières Immobilières	France					Full	100.00%	100.00%
BNP Paribas Real Estate Facilities Management Limited (ex Chancery Lane Management Services Limited)	UK					Full	100.00%	100.00%
BNP Paribas Real Estate Investment Management	France					Full	96.77%	96.77%
BNP Paribas Real Estate Investment Management Limited	UK				2	Full	100.00%	100.00%
BNP Paribas Real Estate Investment Management UK Limited (ex BNP Paribas Real Estate Investments Services Limited)	UK					Full	100.00%	100.00%
BNP Paribas Real Estate Property Developpement Italia	Italy		2			Full	100.00%	100.00%
BNP Paribas Real Estate Property Management Italia	Italy	1				Full	100.00%	100.00%
BSA Immobilier	France					Full	100.00%	100.00%
Cabinet Claude Sanchez	France	1				Full	100.00%	100.00%
Compagnie Tertiaire	France	5						
F G Ingenierie et Promotion Immobilière	France					Full	100.00%	100.00%
Genisar Servicios Immobiliarios	Spain		5					
Immobiliere des Bergues	France					Full	100.00%	100.00%
Partenaires Gerance Soprofinance	France		5					
Partner's & Services	France	1				Full	100.00%	100.00%
SA Gerer	France					Full	100.00%	100.00%
SA Meunier Hispania	Spain	1				Full	100.00%	100.00%
SA Procodis	France	5						
SAS BNP Paribas Real Estate Investment Services (ex SAS ECM Real Estate)	France	1				Full	100.00%	100.00%
SAS BNP Paribas Real Estate Property Management Espana (ex SA Comadim Hispania)	Spain	1				Full	100.00%	100.00%
SAS BNP Paribas Real Estate Property Management France	France					Full	100.00%	100.00%
SAS BRSI	France	1				Full	100.00%	100.00%
SAS Cristolienne de Participations	France				2	Full	100.00%	100.00%
SAS Multi Vest (France) 4	France	1				Full	100.00%	100.00%
SAS Newport Management	France	1				Full	100.00%	100.00%
SAS Sofiane	France					Full	100.00%	100.00%
Sifonte SL	Spain		5					
SNC Lot 2 Porte d'Asnières	France					Full	100.00%	100.00%
Tasaciones Hipotecarias SA	Spain					Full	100.00%	100.00%
Valuation Consulting Limited	UK			4				
Weatheralls Consultancy Services Limited	UK					Full	100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007
(B) Movements for 6 months to 31 December 2007
(C) Movements for 6 months to 30 June 2008
(D) Movements for 6 months to 31 December 2008

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - Disposal
4 - Deconsolidation
5 - Merger between consolidated entities
6 - Change of method - Proportionate method to full consolidation
7 - Change of method - Full consolidation to equity method
8 - Change of method - Equity method to full consolidation
9 - Change of method - Full consolidation to proportionate method
10 - Change of method - Equity method to proportionate method
11 - Reconsolidation
12 - Entities consolidated using a simplified equity method non-material -
13 - Business transfers due to the creation of Italian retail banking segment
14 - Entities excluded from prudential scope of consolidation
15 - Entites consolidated under the equity method for prudential purpose

Name		Country	(A)	(B)	(C)	(D)	Method		Group voting interest (%)	Group ownership interest (%)
Corporate and Investment Banking										
France										
BNP Paribas Arbitrage	*	France					Full		100.00%	100.00%
BNP Paribas Equities France	*	France					Full		99.96%	99.96%
BNP Paribas Equity Strategies France		France					Full		100.00%	100.00%
BNP Paribas Peregrine Group		France		5						
BNP Paribas Stratégies Actions		France					Full		100.00%	100.00%
Capstar Partners SAS France		France					Full		100.00%	100.00%
Harewood Asset Management		France			8		Full		100.00%	100.00%
Paribas Dérivés Garantis Snc		France					Full	14	100.00%	100.00%
Parifergie	*	France					Full		100.00%	100.00%
SAS Esomet		France					Full		100.00%	100.00%
SAS Parilease	*	France					Full		100.00%	100.00%
Taitbout Participation 3		France				2	Full		100.00%	100.00%
Europe										
BNP Factor Portugal		Portugal					Full		100.00%	100.00%
BNP Paribas Ireland		Ireland					Full		100.00%	100.00%
BNP Paribas (Bulgaria) AD		Bulgaria			4					
BNP Paribas Bank (Hungaria) RT		Hungary			4					
BNP Paribas Bank (Polska) SA		Poland				4				
BNP Paribas Bank NV		Netherlands					Full		100.00%	100.00%
BNP Paribas Capital Investments Limited		UK					Full		100.00%	100.00%
BNP Paribas Capital Markets Group Limited		UK					Full		100.00%	100.00%
BNP Paribas Commodity Futures Limited		UK					Full		100.00%	100.00%
BNP Paribas E & B Limited		UK					Full		100.00%	100.00%
BNP Paribas Finance PLC		UK					Full		100.00%	100.00%
BNP Paribas Luxembourg SA		Luxembourg					Full		100.00%	100.00%
BNP Paribas Net Limited		UK					Full		100.00%	100.00%
BNP Paribas Sviluppo		Italy	4							
BNP Paribas Suisse SA		Switzerland					Full		99.99%	99.99%
BNP Paribas UK Holdings Limited		UK					Full		100.00%	100.00%
BNP Paribas UK Limited		UK					Full		100.00%	100.00%
BNP PUK Holding Limited		UK					Full		100.00%	100.00%
BNP Paribas ZAO		Russia					Full		100.00%	100.00%
Calilux SARL		Luxembourg		2			Full		60.00%	60.00%
Capstar Partners Limited		UK					Full		100.00%	100.00%
Eurassie Finance SARL		Luxembourg				2	Full		100.00%	100.00%
Harewood Holdings Limited		UK					Full		100.00%	100.00%
ISIS Factor SPA		Italy	4							
Landspire Limited		UK		2			Full		100.00%	100.00%
Paribas Trust Luxembourg SA		Luxembourg					Full		100.00%	100.00%
Utexam Limited		Ireland					Full		100.00%	100.00%
Vartry Reinsurance Limited (ex Delta Reinsurance Limited)		Ireland	8				Full	15	100.00%	100.00%
Americas										
BNP Paribas Andes		Perou	4							
BNP Paribas Asset Management Incorporated		U.S.A					Full		100.00%	100.00%
BNP Paribas Brasil SA		Brazil					Full		100.00%	100.00%
BNP Paribas Canada		Canada					Full		100.00%	100.00%
BNP Paribas Capstar Partners Incorporated		U.S.A					Full		100.00%	100.00%
BNP Paribas Commodities Futures Incorporated		U.S.A					Full		100.00%	100.00%
BNP Paribas Leasing Corporation		U.S.A					Full		100.00%	100.00%
BNP Paribas Mortgage Corporation		U.S.A			2		Full		100.00%	100.00%
BNP Paribas North America Incorporated		U.S.A					Full		100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(D) Movements for 6 months to 31 December 2008	
1 - Acquisition	9 - Change of method - Full consolidation to proportionate method
2 - Entity newly incorporated or passing qualifying threshold	10 - Change of method - Equity method to proportionate method
3 - Disposal	11 - Reconsolidation
4 - Deconsolidation	12 - Entities consolidated using a simplified equity method non-material -
5 - Merger between consolidated entities	13 - Business transfers due to the creation of Italian retail banking segment
6 - Change of method - Proportionate method to full consolidation	14 - Entities excluded from prudential scope of consolidation
7 - Change of method - Full consolidation to equity method	15 - Entites consolidated under the equity method for prudential purpose
8 - Change of method - Equity method to full consolidation	

Name	Country	(A)	(B)	(C)	(D)	Method	Group voting interest (%)	Group ownership interest (%)
Americas (cont'd)								
BNP Paribas Prime Brokerage Incorporated	U.S.A				1	Full	100.00%	100.00%
BNP Paribas Prime Brokerage International Limited	Cayman Islands				1	Full	100.00%	100.00%
BNP Paribas Principal Incorporated	U.S.A					Full	100.00%	100.00%
BNP Paribas RCC Incorporation	U.S.A					Full	100.00%	100.00%
BNP Paribas Securities Corporation	U.S.A					Full	100.00%	100.00%
Capstar Partners LLC	U.S.A					Full	100.00%	100.00%
Cooper Neff Group Incorporated	U.S.A					Full	100.00%	100.00%
French American Banking Corporation - F.A.B.C	U.S.A					Full	100.00%	100.00%
Harewood Asset Management (US) Incporated (ex Cooper Neff Advisors Incorporated)	U.S.A					Full	100.00%	100.00%
Innocap Investment Management Incorporation	Canada			1		Equity	25.00%	25.00%
Paribas North America	U.S.A					Full	100.00%	100.00%
Petits Champs Participaçoes e Servicios SA	Brazil					Full	100.00%	100.00%
Asia - Oceania								
BNP Equities Asia Limited	Malaysia					Full	100.00%	100.00%
BNP Paribas (China) Limited	China					Full	100.00%	100.00%
BNP Paribas Arbitrage (Hong-Kong) Limited	Hong-Kong					Full	100.00%	100.00%
BNP Paribas Capital (Asia Pacific) Limited	Hong-Kong					Full	100.00%	100.00%
BNP Paribas Capital (Singapore) Limited	Singapore					Full	100.00%	100.00%
BNP Paribas Finance (Hong-Kong) Limited	Hong-Kong					Full	100.00%	100.00%
BNP Paribas Futures (Hong-Kong) Limited	Hong-Kong					Full	100.00%	100.00%
BNP Paribas India Solutions Private Limited	India					Full	100.00%	100.00%
BNP Paribas Japan Limited	Japan	2				Full	100.00%	100.00%
BNP Paribas Pacific (Australia) Limited	Australia					Full	100.00%	100.00%
BNP Paribas Principal Investments Japan Limited	Japan	2				Full	100.00%	100.00%
BNP Paribas SCM Asia (Hong Kong) Limited (ex BNP Paribas GRS (Hong Kong) Limited)	Hong-Kong					Full	100.00%	100.00%
BNP Paribas Securities (Asia) Limited	Hong-Kong					Full	100.00%	100.00%
BNP Paribas Securities (Japan) Limited	Hong-Kong					Full	100.00%	100.00%
BNP Paribas Securities (Taiwan) Co Limited	Taiwan					Full	100.00%	100.00%
BNP Paribas Securities Korea Company Limited	South Korea					Full	100.00%	100.00%
BNP Paribas Securities (Singapore) Pte Limited	Singapore					Full	100.00%	100.00%
BNP Paribas Services (Hong Kong) Limited	Hong-Kong					Full	100.00%	100.00%
Paribas Asia Equities Limited	Hong-Kong					Full	100.00%	100.00%
PT Bank BNP Paribas Indonésia	Indonesia					Full	100.00%	99.99%
PT BNP Paribas Securities Indonesia	Indonesia					Full	99.00%	99.00%
Special Purpose Entities								
54 Lombard Street Investments Limited	UK					Full		
Alectra Finance PLC	Ireland					Full		
Altels Investments Limited	Ireland					Full		
APAC Finance Limited	New Zealand					Full		
APAC Investments Limited	New Zealand					Full		
APAC NZ Holdings Limited	New Zealand					Full		
ARV International Limited	Cayman Islands					Full		
Austin Finance	France					Full		
BNP Paribas Arbitrage Issuance BV	Netherlands					Full		
BNP Paribas Emissions und Handel. GmbH	Germany					Full		
BNP Paribas Finance Incorporated	U.S.A					Full		
BNP Paribas Islamic Issuance BV	Netherlands			2		Full		
BNP Paribas Singapore Funding Partnership	Singapore		2			Full		
Bougainville BV	Netherlands					Full		
Crisps Limited	Cayman Islands					Full		
Epimetheus Investments Limited	Cayman Islands	4						
Epping Funding Limited	Cayman Islands		2			Full		
Epsom Funding Limited	Cayman Islands					Full		
Euroliberté PLC	Ireland	4						

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007
(B) Movements for 6 months to 31 December 2007
(C) Movements for 6 months to 30 June 2008
(D) Movements for 6 months to 31 December 2008

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - Disposal
4 - Deconsolidation
5 - Merger between consolidated entities
6 - Change of method - Proportionate method to full consolidation
7 - Change of method - Full consolidation to equity method
8 - Change of method - Equity method to full consolidation
9 - Change of method - Full consolidation to proportionate method
10 - Change of method - Equity method to proportionate method
11 - Reconsolidation
12 - Entities consolidated using a simplified equity method non-material -
13 - Business transfers due to the creation of Italian retail banking segment
14 - Entities excluded from prudential scope of consolidation
15 - Entites consolidated under the equity method for prudential purpose

Name	Country	(A)	(B)	(C)	(D)	Method	Group voting interest (%)	Group ownership interest (%)
Special Purpose Entities (cont'd)								
European Hedged Equity Limited	Cayman Islands			4				
Fidex PLC	UK					Full		
Financière Paris Haussmann	France					Full		
Financière Taitbout	France					Full		
Fintrack Bayamo	France				2	Full		
Fintrack Foehn	France				2	Full		
Forsete Investments SA	Luxembourg		4					
Global Guaranteed Equity Limited	Cayman Islands				4			
Global Hedged Equity Investment Limited	Cayman Islands	4						
Global Liberté	Ireland					Full		
Global Protected Alternative Investments Limited	Cayman Islands				4			
Global Protected Equity Limited	Cayman Islands			4				
Grenache et Cie SNC	Luxembourg		2			Full		
Harewood Investments N°1 à 6 Limited	Cayman Islands					Full		
Henaross Property Limited	Australia					Full		
Highbridge Limited	Cayman Islands		2			Full		
Iliad Investments PLC	Ireland					Full		
Joconde Investments SA	Luxembourg		4					
Laffitte Participation 2	France					Full		
Laffitte Participation 10	France					Full		
Laffitte Participation 12	France					Full		
Leverage Finance Europe Capital V BV	Netherlands				2	Full		
Liquidity Trust	Cayman Islands		4					
Lock-In Global equity Limited	Cayman Islands					Full		
Marc Finance Limited	Cayman Islands					Full		
Muscat Investments Limited	Jersey		2			Full		
Omega Capital Investments Plc	Ireland					Full		
Omega Investments Cayman Limited	Cayman Islands		4					
Omega Capital Europe PLC	Ireland		2			Full		
Omega Capital Funding Limited	Ireland		2			Full		
Optichamps	France					Full		
Paregof	France	4						
Parritaye Property Limited	Australia					Full		
Participations Opéra	France					Full		
Ribera del Loira Arbitrage SL	Spain			2		Full		
Robin Flight Limited	Ireland					Full		
Royal Neuve I Sarl	Luxembourg					Full		
Royal Neuve II Sarl	Luxembourg			2		Full		
Royal Neuve IV Sarl	Luxembourg				2	Full		
Royal Neuve V Sarl	Luxembourg		2			Full		
Royal Neuve VI Sarl	Luxembourg		2			Full		
Royal Neuve Finance SARL	Luxembourg				2	Full		
SAS China Jenna Finance 1 à 3	France					Full		
SAS China Lucie Finance 1 à 3	France					Full		
SAS China Marie Finance 1 et 2	France		2			Full		
SAS China Newine Finance 1 à 4	France		2			Full		
SAS 2007 Panda Finance 2	France			2		Full		
SAS 2008 Marie Finance	France				2	Full		
SAS 2008 Newine Finance 5	France				2	Full		
SAS 2008 Panda Finance 6	France			2		Full		
SAS 2008 Panda Finance 7	France				2	Full		
SAS 2008 Panda Finance 11	France				2	Full		
SAS China Samantha Finance 1 à 10	France					Full		
SAS Esra 1 à 3	France	2				Full		
SAS Financière des Italiens	France	2				Full		
SAS Swan 1	France				2	Full		

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007
(B) Movements for 6 months to 31 December 2007
(C) Movements for 6 months to 30 June 2008
(D) Movements for 6 months to 31 December 2008

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - Disposal
4 - Deconsolidation
5 - Merger between consolidated entities
6 - Change of method - Proportionate method to full consolidation
7 - Change of method - Full consolidation to equity method
8 - Change of method - Equity method to full consolidation
9 - Change of method - Full consolidation to proportionate method
10 - Change of method - Equity method to proportionate method
11 - Reconsolidation
12 - Entities consolidated using a simplified equity method non-material -
13 - Business transfers due to the creation of Italian retail banking segment
14 - Entities excluded from prudential scope of consolidation
15 - Entites consolidated under the equity method for prudential purpose

Name	Country	(A)	(B)	(C)	(D)	Method	Group voting interest (%)	Group ownership interest (%)
Special Purpose Entities (cont'd)								
SAS Swan 2	France				2	Full		
SAS Swan 3	France				2	Full		
Singapore Emma Finance 1 SAS	France					Full		
Singapore Emma Finance 2 SAS	France					Full		
Sirocco Investments SA	Luxembourg		4					
SNC Atargatis	France					Full		
SNC Compagnie Investissement Italiens	France	2				Full		
SNC Compagnie Investissement Opéra	France	2				Full		
SNC Méditerranéa	France					Full		
St Maarten CDO Limited	Cayman Islands		4					
Sunny Funding Limited	Cayman Islands					Full		
Swallow Flight Limited	Ireland					Full		
Tender Option Bond Municipal program	U.S.A					Full		
Thunderbird Investments PLC	Ireland					Full		

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007
(B) Movements for 6 months to 31 December 2007
(C) Movements for 6 months to 30 June 2008
(D) Movements for 6 months to 31 December 2008

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - Disposal
4 - Deconsolidation
5 - Merger between consolidated entities
6 - Change of method - Proportionate method to full consolidation
7 - Change of method - Full consolidation to equity method
8 - Change of method - Equity method to full consolidation
9 - Change of method - Full consolidation to proportionate method
10 - Change of method - Equity method to proportionate method
11 - Reconsolidation
12 - Entities consolidated using a simplified equity method non-material -
13 - Business transfers due to the creation of Italian retail banking segment
14 - Entities excluded from prudential scope of consolidation
15 - Entites consolidated under the equity method for prudential purpose

Name	Country	(A)	(B)	(C)	(D)	Method			Group voting interest (%)	Group ownership interest (%)
Other Business Units										
Private Equity (BNP Paribas Capital)										
Clairville	Belgium			5						
Cobema	Belgium					Full			100.00%	100.00%
Cobepa Technology	Belgium			5						
Compagnie Financière Ottomane	Luxembourg					Full			96.83%	96.83%
Erbe	Belgium					Equity			47.01%	47.01%
Evialis	France	4								
Gepeco	Belgium					Full			100.00%	100.00%
Paribas Participation Limitee	Canada					Full			100.00%	100.00%
Property companies (property used in operations)										
Capefi	France	5								
Compagnie Immobiliere de France	France	5								
Ejesur	Spain					Full			100.00%	100.00%
SAS 5 Avenue Kleber	France				5					
SAS 37 La Perouse	France				5					
SAS Foncière de la Compagnie Bancaire	France					Full			100.00%	100.00%
SAS Noria	France					Full			100.00%	100.00%
SCI Immobilière Marché Saint-Honoré	France					Full			100.00%	100.00%
Société d'Etudes Immobilières de Constructions - Setic	France					Full			100.00%	100.00%
Antin Participation 4	France		5							
Antin Participation 5	France					Full			100.00%	100.00%
Investment companies and other subsidiaries										
Antin Participation 15	France		5							
Ardi Immo	Luxembourg			2		Full		15	100.00%	100.00%
BNL International Investment SA	Luxembourg					Full			100.00%	100.00%
BNL Multiservizi SRL	Italy	7				Equity	12		100.00%	100.00%
BNP Paribas Covered Bonds *	France					Full			100.00%	100.00%
BNP Paribas de Réassurance au Luxembourg	Luxembourg					Full		15	100.00%	100.00%
BNP Paribas International BV	Netherlands					Full			100.00%	100.00%
BNP Paribas Mediterranée Innovation & Technologies	Morocco		2			Full			100.00%	96.62%
BNP Paribas Partners for Innovation (Groupe)	France					Equity			50.00%	50.00%
BNP Paribas UK Treasury Limited	UK					Full			100.00%	100.00%
Compagnie Bancaire Uk Fonds B	UK			4						
Compagnie d'Investissements de Paris - C.I.P	France					Full			100.00%	100.00%
Financière BNP Paribas	France					Full			100.00%	100.00%
Financière Marché Saint Honoré	France					Full			100.00%	100.00%
GIE Groupement Auxiliaire et de Moyens - GAM	France					Full			100.00%	100.00%
Le Sphinx Assurances Luxembourg SA	Luxembourg					Equity	12		100.00%	100.00%
Omnium Gestion Developpement Immobilier	France					Full			100.00%	100.00%
Placement, Gestion & Finance Holding - Plagefin	Luxembourg					Full			99.99%	99.99%
Sagip	Belgium					Full			100.00%	100.00%
Société Auxiliaire de Construction Immobilière - SACI	France					Full			100.00%	100.00%
Societe Française Auxiliaire - S.F.A.	France	5								
Société Orbaisienne de Participations	France	2				Full			100.00%	100.00%
UCB Bail *	France					Full			100.00%	100.00%
UCB Entreprises *	France					Full			100.00%	100.00%
UCB Locabail immobilier *	France				7	Equity	12		100.00%	100.00%
Verner Investissements (Groupe)	France					Equity			48.40%	48.40%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(D) Movements for 6 months to 31 December 2008	
1 - Acquisition	9 - Change of method - Full consolidation to proportionate method
2 - Entity newly incorporated or passing qualifying threshold	10 - Change of method - Equity method to proportionate method
3 - Disposal	11 - Reconsolidation
4 - Deconsolidation	12 - Entities consolidated using a simplified equity method non-material -
5 - Merger between consolidated entities	13 - Business transfers due to the creation of Italian retail banking segment
6 - Change of method - Proportionate method to full consolidation	14 - Entities excluded from prudential scope of consolidation
7 - Change of method - Full consolidation to equity method	15 - Entites consolidated under the equity method for prudential purpose
8 - Change of method - Equity method to full consolidation	

Name	Country	(A)	(B)	(C)	(D)	Method	Group voting interest (%)	Group ownership interest (%)
Special Purpose Entities								
Antin Participation 7	France		5					
Antin Participation 13	France		5					
BNP Paribas Capital Trust LLC 1 - 3 -4 - 6	U.S.A					Full		
BNP Paribas Capital Trust LLC 5	U.S.A	4						
BNP Paribas US Medium Term Notes Program	U.S.A					Full		
BNP Paribas US Structured Medium Term Notes LLC	U.S.A					Full		
BNP US Funding LLC	U.S.A		4					
Vela Mortgages SRL	Italy			2		Full		
Klépierre								
Akciova Spolocnost Arcol	Slovakia					Full	100.00%	53.10%
Ségécé Slovensko sro (ex AMAC Sro)	Slovakia					Full	100.00%	53.10%
Amanda Storsenter AS	Norway				1	Full	100.00%	29.79%
AMC - Prague SRO	Czech Republic		5					
Anpartsselskabet af 18. september 2007	Denmark				1	Full	100.00%	29.79%
Arken Drift AS	Norway				1	Prop.	49.90%	14.87%
Arken Holding AS	Norway				1	Full	100.00%	29.79%
Åsane Storsenter DA	Norway				1	Prop.	49.90%	14.87%
Besloten Vennotschap Capucine BV	Netherlands					Full	100.00%	53.10%
Bestes	Czech Republic					Full	99.00%	52.57%
BPSA 10	Portugal				2	Prop.	50.00%	26.55%
Bruun's Galleri ApS	Denmark				1	Full	100.00%	29.79%
Bryggen, Vejle A/S	Denmark				1	Full	100.00%	29.79%
Camato AS	Norway				1	Full	100.00%	29.79%
Carré Jaude 2	France			2		Full	100.00%	53.10%
Clivia SPA	Italy			1		Prop.	50.00%	26.55%
Corvin Retail	Hungary		1			Full	100.00%	53.10%
Detaljhandelshuset i Hyllinge AB	Sweden				1	Full	100.00%	29.79%
Down Town Drift AS	Norway				1	Full	100.00%	29.79%
Duna Plaza Offices z.o.o	Hungary	2				Full	100.00%	53.10%
Ejendomsselskabet Klampenborgvej I/S	Denmark				1	Prop.	50.00%	14.89%
Entertainment Plaza	Czech Republic					Full	100.00%	53.10%
Entreprenorselskabet af 10.04.2001 P/S	Denmark				1	Full	100.00%	29.79%
FAB Allum	Sweden				1	Full	100.00%	29.79%
FAB Borlange KölPentrum	Sweden				1	Full	100.00%	29.79%
FAB Centrum Vasterort	Sweden				1	Full	100.00%	29.79%
FAB CentrumInvest	Sweden				1	Full	100.00%	29.79%
FAB Emporia	Sweden				1	Full	100.00%	29.79%
FAB Hageby Centrum	Sweden				1	Full	100.00%	29.79%
FAB Lantmateribacken	Sweden				1	Full	100.00%	29.79%
FAB Marieberg Centrum	Sweden				1	Full	100.00%	29.79%
FAB Molndal Centrum	Sweden				1	Full	100.00%	29.79%
FAB Overby KolPentrum	Sweden				1	Full	100.00%	29.79%
FAB P Akanten	Sweden				1	Full	100.00%	29.79%
FAB P Brodalen	Sweden				1	Full	100.00%	29.79%
FAB P Porthalla	Sweden				1	Full	100.00%	29.79%
FAB Sollentuna Centrum	Sweden				1	Full	100.00%	29.79%
FAB Uddevallatorpet	Sweden				1	Full	100.00%	29.79%
FAB Viskaholm	Sweden				1	Full	100.00%	29.79%
Farmandstredet ANS	Norway				1	Full	100.00%	29.79%
Farmandstredet Eiendom AS	Norway				1	Full	100.00%	29.79%
Farmanstredet Drift AS	Norway				1	Full	100.00%	29.79%
Fayesgate 7 Eiendom AS	Norway				1	Full	100.00%	29.79%
Fields Copenhagen I/S	Denmark				1	Full	100.00%	29.79%
Field's Eier I ApS	Denmark				1	Full	100.00%	29.79%
Field's Eier II A/S	Denmark				1	Full	100.00%	29.79%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(D) Movements for 6 months to 31 December 2008	
1 - Acquisition	9 - Change of method - Full consolidation to proportionate method
2 - Entity newly incorporated or passing qualifying threshold	10 - Change of method - Equity method to proportionate method
3 - Disposal	11 - Reconsolidation
4 - Deconsolidation	12 - Entities consolidated using a simplified equity method non-material -
5 - Merger between consolidated entities	13 - Business transfers due to the creation of Italian retail banking segment
6 - Change of method - Proportionate method to full consolidation	14 - Entities excluded from prudential scope of consolidation
7 - Change of method - Full consolidation to equity method	15 - Entites consolidated under the equity method for prudential purpose
8 - Change of method - Equity method to full consolidation	

Name	Country	(A)	(B)	(C)	(D)	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
Fritzoe Brygge Drift AS	Norway				1	Full	100.00%	29.79%
Galeries Dranceennes	France				2	Full	100.00%	53.10%
GIE Klépierre Services	France			5				
Grytingen Nya AB	Sweden				1	Prop.	64.79%	19.30%
Gulskogen Prosjekt & Eiendom AS	Norway				1	Full	100.00%	29.79%
Gulskogen Senter ANS	Norway				1	Full	100.00%	29.79%
Hamar Panorama AS	Norway				1	Full	100.00%	29.79%
Hamar Storsenter AS	Norway				1	Full	100.00%	29.79%
Hamar Storsenterdrift AS	Norway				1	Full	100.00%	29.79%
Holmen Senterdrift AS	Norway				1	Full	100.00%	29.79%
Hovlandbanen AS	Norway				1	Full	100.00%	29.79%
I G C SPA	Italy					Prop.	50.00%	26.55%
ICD SPA	Luxembourg					Full	100.00%	53.10%
Immo Dauland	France			1		Full	100.00%	44.61%
K2 Fund	Italy			2		Full	85.00%	45.14%
Karl Johansgate 16 AS	Norway				1	Full	100.00%	29.79%
Kleaveiro Immobiliaria SA	Portugal			2		Full	100.00%	53.10%
Klecar Italia SPA	Italy					Full	100.00%	44.07%
Klefin Italia SPA	Italy					Full	100.00%	53.10%
Klépierre Corvin	Hungary		2			Full	100.00%	53.10%
Klépierre Creteil	France				2	Full	100.00%	53.10%
Klépierre CZ SRO	Czech Republic					Full	100.00%	53.10%
Klépierre Galiera Krakow	Poland		2			Full	100.00%	53.10%
Klépierre Galiera Poznan	Poland		2			Full	100.00%	53.10%
Klépierre Krakow SP z.o.o	Poland					Full	100.00%	53.10%
Klépierre Larissa Limited	Greece	2				Full	100.00%	53.10%
Klépierre Lublin	Poland	2				Full	100.00%	53.10%
Klépierre Luxembourg	Luxembourg	2				Full	100.00%	53.10%
klépierre Matera	Italy			2		Full	100.00%	53.10%
Klépierre Meteores (ex Leg II Hellenic Holdings)	Luxembourg	2				Full	100.00%	53.10%
klépierre Nordica BV	Netherlands				2	Full	100.00%	53.10%
Klépierre Novo	Czech Republic				5			
Klépierre Plzen	Czech Republic			2		Full	100.00%	53.10%
Klépierre Poznan SP z.o.o	Poland					Full	100.00%	53.10%
Klépierre Rybnik	Poland	2				Full	100.00%	53.10%
Klépierre Sadyba SP z.o.o	Poland					Full	100.00%	53.10%
Klépierre Sosnowiec	Poland	2				Full	100.00%	53.10%
Klépierre Tourville	France				2	Full	100.00%	53.10%
Klépierre Trading Energia Kereskedelmi es Szolgaltato KFT	Poland			1		Full	100.00%	53.10%
Klépierre Warsaw Sp z.o.o	Poland	2				Full	100.00%	53.10%
Krakow Plaza SP z.o.o	Poland					Full	100.00%	53.10%
Krokstadelva Senterdrift AS	Norway				1	Full	100.00%	29.79%
KS Down Town Senter	Norway				1	Full	100.00%	29.79%
KS Down Town Senter II	Norway				1	Full	100.00%	29.79%
KS Markedet	Norway				1	Full	100.00%	29.79%
Kvadrat Drift AS	Norway				1	Full	100.00%	29.79%
La Marquayssonne	France		1			Full	100.00%	40.26%
Les Boutiques de Saint Maximin	France	1		7		Equity	42.50%	22.57%
Lille Eiendom AS	Norway				1	Full	66.00%	19.66%
Lokketangen Torv AS	Norway				1	Full	100.00%	29.79%
Markedet Drift AS	Norway				1	Full	100.00%	29.79%
Masscenter Torp AB	Sweden				1	Full	100.00%	29.79%
Metro Drift AS	Norway				1	Full	100.00%	29.79%
Metro Senter ANS	Norway				1	Prop.	50.00%	14.89%
Mitt i City i Karlstad FAB	Sweden				1	Full	100.00%	29.79%
Molndal Centrum Byggnads FAB	Sweden				1	Full	100.00%	29.79%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(D) Movements for 6 months to 31 December 2008	
1 - Acquisition	9 - Change of method - Full consolidation to proportionate method
2 - Entity newly incorporated or passing qualifying threshold	10 - Change of method - Equity method to proportionate method
3 - Disposal	11 - Reconsolidation
4 - Deconsolidation	12 - Entities consolidated using a simplified equity method non-material -
5 - Merger between consolidated entities	13 - Business transfers due to the creation of Italian retail banking segment
6 - Change of method - Proportionate method to full consolidation	14 - Entities excluded from prudential scope of consolidation
7 - Change of method - Full consolidation to equity method	15 - Entites consolidated under the equity method for prudential purpose
8 - Change of method - Equity method to full consolidation	

Name	Country	(A)	(B)	(C)	(D)	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
Mosseporten Drift AS	Norway				1	Full	100.00%	29.79%
Movement Poland SA	Poland		1			Full	100.00%	53.10%
Nerstranda AS	Norway				1	Full	100.00%	29.79%
Nerstranda Drift AS	Norway				1	Full	100.00%	29.79%
Noblespecialiste	France		1			Full	100.00%	40.36%
Nordal ANS	Norway				1	Prop.	50.00%	14.89%
Nordbyen Senterforening AS	Norway				1	Full	69.20%	20.61%
Nordica Holdco AB	Sweden				2	Full	56.10%	29.79%
Norsk Automatdrift AS	Norway				1	Full	100.00%	29.79%
Norsk Kjøpesenterforvaltning AS	Norway				1	Full	100.00%	29.79%
NorthMan Suède AB	Sweden				1	Full	100.00%	29.79%
Novak Eiendom AS	Norway				1	Full	100.00%	29.79%
Okern Eiendom ANS	Norway				1	Prop.	50.00%	14.89%
Okern Holding AS	Norway				1	Full	100.00%	29.79%
Okern Sentrum Ans	Norway				1	Prop.	50.00%	14.89%
Okern Sentrum AS	Norway				1	Prop.	50.00%	14.89%
Okern Sentrum Drift AS	Norway				1	Full	100.00%	29.79%
Os Alle 3 AS	Norway				1	Full	100.00%	29.79%
Os Alle Drift AS	Norway				1	Full	100.00%	29.79%
Ostfoldhallen Drift AS	Norway				1	Full	100.00%	29.79%
Partille Lexby AB	Sweden				1	Full	100.00%	29.79%
Pilsen Plaza	Czech Republic				2	Full	100.00%	53.10%
Progest	France	1				Full	100.00%	53.10%
Prosjektselskabet af 10.04.2001 ApS	Denmark				1	Full	100.00%	29.79%
Restorens	France		1			Full	100.00%	40.36%
Ruda Slaska Plaza SP z.o.o	Poland					Full	100.00%	53.10%
Rybnik Plaza SP z.o.o	Poland	2				Full	100.00%	53.10%
SA Cap Nord	France	1		5				
SA Cinéma de l'Esplanade	Belgium					Full	100.00%	53.10%
SA Coimbra	Belgium					Full	100.00%	53.10%
SA Delcis CR	Czech Republic			5				
SA Devimo Consult	Belgium			3				
SA Finascente	Portugal		6			Full	100.00%	53.10%
SA Foncière de Louvain la Neuve	Belgium					Full	100.00%	53.10%
SA Galiera Parque Nascente	Portugal		6			Full	100.00%	53.10%
SA Gondobrico	Portugal		6			Full	100.00%	53.10%
SA Klecar Foncier Espana	Spain					Full	100.00%	44.07%
SA Klecar Foncier Iberica	Spain					Full	100.00%	44.07%
SA Klege Portugal	Portugal				2	Prop.	50.00%	26.55%
SA Klelou Immobiliare	Portugal					Full	100.00%	53.10%
SA Kleminho	Portugal					Full	100.00%	53.10%
SA Klenor Immobiliaria	Portugal					Full	100.00%	53.10%
SA Klépierre	France					Full	57.31%	53.10%
SA Klépierre Athinon AE	Greece					Full	100.00%	44.07%
SA Klépierre Foncier Makedonia	Greece					Full	100.00%	44.07%
SA Klépierre NEA Efkarpia AE	Greece					Full	100.00%	44.07%
SA Klépierre Peribola Patras AE	Greece					Full	100.00%	44.07%
SA Klépierre Portugal SGPS	Portugal					Full	100.00%	53.10%
SA Klépierre Vallecas	Spain					Full	100.00%	53.10%
SA Klépierre Vinaza	Spain					Full	100.00%	53.10%
SA Kletel Immobiliaria	Portugal					Full	100.00%	53.10%
SA Place de l'acceuil	Belgium					Full	100.00%	53.10%
SA Poznan Plaza	Poland					Full	100.00%	53.10%
SA Reze Sud	France	1				Equity	15.00%	7.97%
SA Sadyba Center	Poland					Full	100.00%	53.10%
Sandens Drift AS	Norway				1	Full	100.00%	29.79%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007
(B) Movements for 6 months to 31 December 2007
(C) Movements for 6 months to 30 June 2008
(D) Movements for 6 months to 31 December 2008

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - Disposal
4 - Deconsolidation
5 - Merger between consolidated entities
6 - Change of method - Proportionate method to full consolidation
7 - Change of method - Full consolidation to equity method
8 - Change of method - Equity method to full consolidation
9 - Change of method - Full consolidation to proportionate method
10 - Change of method - Equity method to proportionate method
11 - Reconsolidation
12 - Entities consolidated using a simplified equity method non-material -
13 - Business transfers due to the creation of Italian retail banking segment
14 - Entities excluded from prudential scope of consolidation
15 - Entites consolidated under the equity method for prudential purpose

Name	Country	(A)	(B)	(C)	(D)	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
SARL Belvedere Invest	France	1				Full	75.00%	39.83%
SARL Bois des Fenêtres	France		1			Equity	20.00%	10.62%
SARL Csepel 2002	Hungary					Full	100.00%	53.10%
SARL Debrecen 2002	Hungary					Full	100.00%	53.10%
SARL Duna Plaza	Hungary					Full	100.00%	53.10%
SARL Effe Kappa	Italy			6		Full	100.00%	53.10%
SARL Forwing	France	1				Full	90.00%	47.79%
SARL Galiera Commerciale Assago	Italy					Full	100.00%	53.10%
SARL Galiera Commerciale Cavallino	Italy					Full	100.00%	53.10%
SARL Galiera Commerciale Collegno	Italy					Full	100.00%	53.10%
SARL Galiera Commerciale Klépierre	Italy					Full	100.00%	53.10%
SARL Galiera Commerciale Seravalle	Italy					Full	100.00%	53.10%
SARL Galiera Commerciale Solbiate	Italy					Full	100.00%	53.10%
SARL Gyor 2002	Hungary					Full	100.00%	53.10%
SARL Holding Klege	Luxembourg				2	Prop.	50.00%	26.55%
SARL Immobiliare Magnolia	Luxembourg					Full	100.00%	53.10%
SARL Kanizsa 2002	Hungary					Full	100.00%	53.10%
SARL Kaposvar 2002	Hungary					Full	100.00%	53.10%
SARL Miskolc 2002	Hungary					Full	100.00%	53.10%
SARL Novate	Luxembourg					Full	100.00%	53.10%
SARL Nyiregyhaza Plaza	Hungary					Full	100.00%	53.10%
SARL Proreal	France	1				Full	51.00%	27.08%
SARL Szeged Plaza	Hungary					Full	100.00%	53.10%
SARL Szolnok Plaza	Hungary					Full	100.00%	53.10%
SARL Uj Alba	Hungary					Full	100.00%	53.10%
SARL Zalaegerszeg Plaza	Hungary					Full	100.00%	53.10%
SAS 5 Turin	France		5					
SAS CB Pierre	France					Full	100.00%	53.10%
SAS Cecobil	France					Prop.	50.00%	26.55%
SAS Cecoville	France					Full	100.00%	53.10%
SAS Centre Jaude Clermont	France					Full	100.00%	53.10%
SAS Espace Cordeliers	France		3					
SAS Holding Gondomar 1	France					Full	100.00%	53.10%
SAS Holding Gondomar 2	France		1		5			
SAS Holding Gondomar 3	France					Full	100.00%	53.10%
SAS Holding Gondomar 4	France		1			Full	100.00%	53.10%
SAS KLE 1	France					Full	100.00%	53.10%
SAS Kle Projet 1	France	1				Full	100.00%	53.10%
SAS Kle Projet 2	France	2				Full	100.00%	53.10%
SAS Klecapnor	France	2				Full	100.00%	44.66%
SAS Klecar Participations Italie	France					Full	83.00%	44.07%
SCA Klemurs	France					Full	84.11%	44.66%
SAS Klépierre Finance	France					Full	100.00%	53.10%
SAS Klépierre Participations et Financements	France					Full	100.00%	53.10%
SAS Klépierre Pologne	Poland					Full	100.00%	53.10%
SAS Le Havre Capelet	France		5					
SAS Le Havre Tourneville	France		5					
SAS LP7	France					Full	100.00%	53.10%
SAS Odysseum Place de France	France					Prop.	50.00%	26.55%
SAS Opale	France		5					
SAS Poitiers Alienor	France			5				
SAS Soaval	France				6	Full	100.00%	53.10%
SAS Socoseine	France	4						
SAS Vannes Coutume	France		2			Full	100.00%	53.10%
SC Centre Bourse	France					Full	100.00%	53.10%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(D) Movements for 6 months to 31 December 2008	
1 - Acquisition	9 - Change of method - Full consolidation to proportionate method
2 - Entity newly incorporated or passing qualifying threshold	10 - Change of method - Equity method to proportionate method
3 - Disposal	11 - Reconsolidation
4 - Deconsolidation	12 - Entities consolidated using a simplified equity method non-material -
5 - Merger between consolidated entities	13 - Business transfers due to the creation of Italian retail banking segment
6 - Change of method - Proportionate method to full consolidation	14 - Entities excluded from prudential scope of consolidation
7 - Change of method - Full consolidation to equity method	15 - Entites consolidated under the equity method for prudential purpose
8 - Change of method - Equity method to full consolidation	

Name	Country	(A)	(B)	(C)	(D)	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
SC Solorec	France					Full	80.00%	42.48%
SCI Acheres 2000	France	1				Equity	30.00%	15.93%
SCI Albert 31	France				2	Full	100.00%	44.07%
SCI Aulnes Developpement	France	1				Full	50.00%	13.28%
SCI Bassin Nord	France					Prop.	50.00%	26.55%
SCI Beausevran	France					Full	100.00%	44.07%
SCI Bègles Papin	France					Full	100.00%	53.10%
SCI Besançon Chalezeule	France		1			Full	100.00%	53.10%
SCI Champs de Mais	France	2				Equity	40.00%	21.24%
SCI Champs des Haies	France	2			6	Full	60.00%	31.86%
SCI Combault	France					Full	100.00%	53.10%
SCI Des Dunes	France	1				Prop.	50.00%	26.55%
SCI Des Salines	France	1				Prop.	50.00%	26.55%
SCI Du Plateau	France	1				Equity	30.00%	12.74%
SCI Edamarzy	France			1		Full	100.00%	53.10%
SCI Girardin	France	1				Prop.	33.40%	17.74%
SCI Haies Hautes Pommeraie	France	1			8	Full	53.00%	28.14%
SCI Halles Plerin	France	1			4			
SCI Immobilière de la Pommeraie	France	2				Prop.	50.00%	26.55%
SCI La Française	France	1				Prop.	50.00%	26.55%
SCI La Plaine du Moulin à vent	France					Prop.	50.00%	26.55%
SCI La Rive	France	1				Full	47.30%	25.12%
SCI La Rocade	France	1				Equity	38.00%	20.18%
SCI La Rocade Ouest	France	1				Equity	36.73%	19.50%
SCI La Roche Invest	France		2	8		Full	100.00%	53.10%
SCI LC	France	2				Full	60.00%	19.12%
SCI Le Grand Pré	France	1			6	Full	60.00%	31.86%
SCI Le Mais	France	2				Full	60.00%	31.86%
SCI l'Emperi	France	1				Equity	15.00%	7.97%
SCI Les Bas Champs	France	1				Prop.	50.00%	26.55%
SCI Les Boutiques d'Osny	France	1				Full	67.00%	20.32%
SCI Les Roseaux	France	2	5					
SCI Maximeuble	France	1				Full	100.00%	53.10%
SCI Osny Invest	France	1				Full	57.12%	30.33%
SCI Plateau de Plerin	France	1			4			
SCI Plateau des Haies	France	1				Full	90.00%	47.79%
SCI Pommeraie Parc	France	2			6	Full	60.00%	31.86%
SCI Rebecca	France	1				Full	70.00%	37.17%
SCI Saint Maximin Construction	France	1			6	Full	55.00%	29.21%
SCI Sandri-Rome	France	1				Equity	15.00%	7.97%
SCI Secovalde	France					Full	55.00%	29.21%
SCI Sogegamar	France	1				Equity	33.12%	17.59%
SCS Begles Arcins	France					Prop.	50.00%	26.55%
SCS Klecar Europe Sud	France					Full	83.00%	44.07%
SCS Ségécé	France					Full	100.00%	53.10%
Ségécé Ceska Republika (ex SRO FMC Central Europe)	Czech Republic					Full	100.00%	53.10%
Ségécé Espana (ex SL Centros Shopping Gestion)	Spain					Full	100.00%	53.10%
Ségécé Hellas Réal Estate Management	Greece					Full	100.00%	53.10%
Ségécé India Private Limited	India					Full	100.00%	53.10%
Ségécé Italia (ex SARL P S G)	Italy					Full	100.00%	53.10%
Ségécé Magyarorszag	Hungary					Full	100.00%	53.10%
Ségécé Polska	Poland					Full	100.00%	53.10%
Ségécé Portugal (ex SA Sogecaec)	Portugal					Full	100.00%	53.10%
Senterdrift Asane Senter AS	Norway				1	Prop.	49.90%	14.87%
Sjosiden AS	Norway				1	Full	100.00%	29.79%
Sjosiden Drift AS	Norway				1	Full	100.00%	29.79%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(D) Movements for 6 months to 31 December 2008	
1 - Acquisition	9 - Change of method - Full consolidation to proportionate method
2 - Entity newly incorporated or passing qualifying threshold	10 - Change of method - Equity method to proportionate method
3 - Disposal	11 - Reconsolidation
4 - Deconsolidation	12 - Entities consolidated using a simplified equity method non-material -
5 - Merger between consolidated entities	13 - Business transfers due to the creation of Italian retail banking segment
6 - Change of method - Proportionate method to full consolidation	14 - Entities excluded from prudential scope of consolidation
7 - Change of method - Full consolidation to equity method	15 - Entites consolidated under the equity method for prudential purpose
8 - Change of method - Equity method to full consolidation	

Name	Country	(A)	(B)	(C)	(D)	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
Skarer Stormarked AS	Norway				1	Full	100.00%	29.79%
SNC Angoumars	France					Full	100.00%	53.10%
SNC Fonciere Saint Germain	France					Full	100.00%	53.10%
SNC Galae	France					Full	100.00%	53.10%
SNC General Leclerc 11-11bis Levallois	France					Full	100.00%	53.10%
SNC Gier Services Entreprises - GSE	France	2	5					
SNC Jardins des Princes	France					Full	100.00%	53.10%
SNC KC 1 à 12	France					Full	100.00%	44.07%
SNC KC20	France					Full	100.00%	44.07%
SNC Kleber la Perouse	France					Full	100.00%	53.10%
SNC Klecar France	France					Full	83.00%	44.07%
SNC Klegestion	France			5				
SNC Klépierre Conseil	France					Full	100.00%	53.10%
SNC Kletransactions	France					Full	100.00%	53.10%
SNC Le Barjac Victor	France					Full	100.00%	53.10%
SNC Le Havre Lafayette	France					Prop.	50.00%	26.55%
SNC Le Havre Vauban	France					Prop.	50.00%	26.55%
SNC Parc de Coquelles	France	1				Prop.	50.00%	26.55%
SNC Pasteur	France					Full	100.00%	53.10%
SNC Ségécé Loisirs Transactions	France			5				
SNC Soccendre	France					Full	100.00%	53.10%
SNC Société des Centres d'Oc et d'Oil - SCOO	France					Full	79.94%	42.45%
SNC Sodevac	France					Full	100.00%	53.10%
SNC Sodirev	France		1			Full	100.00%	40.26%
Société des Centres Toulousains	France		1			Full	100.00%	64.45%
Sosnowiec Plaza z.o.o	Poland	2				Full	100.00%	53.10%
SSI Amanda Senterdrift AS	Norway				1	Full	100.00%	29.79%
SSI Gulskogen Senterdrift AS	Norway				1	Full	100.00%	29.79%
SSI Lillestrom Senterdrift AS	Norway				1	Full	100.00%	29.79%
SSI Lillestrom Torv AS	Norway				1	Full	100.00%	29.79%
SST Stavanger Drift AS	Norway				1	Full	100.00%	29.79%
Stavanger Storsenter AS	Norway				1	Full	100.00%	29.79%
Steen & Strom ASA	Norway				2	Full	100.00%	29.79%
Steen & Strom CenterDrift A/S	Denmark				1	Full	100.00%	29.79%
Steen & Strom Centerudvikling IV A/S	Denmark				1	Full	100.00%	29.79%
Steen & Strom Centerudvikling V A/S	Denmark				1	Full	100.00%	29.79%
Steen & Strom CenterUdvikling VI A/S	Denmark				1	Full	100.00%	29.79%
Steen & Strom CenterUdvikling VII A/S	Denmark				1	Full	100.00%	29.79%
Steen & Strom Danemark A/S	Denmark				1	Full	100.00%	29.79%
Steen & Strom Drammen AS	Norway				1	Full	100.00%	29.79%
Steen & Strom Drift AS	Norway				1	Full	100.00%	29.79%
Steen & Strom Eiendomsforvaltning AS	Norway				1	Full	100.00%	29.79%
Steen & Strom Holding AB	Sweden				1	Full	100.00%	29.79%
Steen & Strom Holding AS	Denmark				1	Full	100.00%	29.79%
Steen & Strom Invest AS	Norway				1	Full	100.00%	29.79%
Steen & Strom Narvik AS	Norway				1	Full	100.00%	29.79%
Steen & Strom Norvège AS	Norway				1	Full	100.00%	29.79%
Steen & Strom Norveges Største Senterkjede AS	Norway				1	Full	100.00%	29.79%
Steen & Strom Senterservice AS	Norway				1	Full	100.00%	29.79%
Steen & Strom Suède AB	Sweden				1	Full	100.00%	29.79%
Storm Holding Norways AS	Norway				2	Full	100.00%	29.79%
Stovner Senter AS	Norway				1	Full	100.00%	29.79%
Stovner Senter Holding AS	Norway				1	Full	100.00%	29.79%
Stovner Senterdrift AS	Norway				1	Full	100.00%	29.79%
Svenor AS	Norway				1	Full	100.00%	29.79%
Tillertorget Drift AS	Norway				1	Full	100.00%	29.79%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007	
(B) Movements for 6 months to 31 December 2007	
(C) Movements for 6 months to 30 June 2008	
(D) Movements for 6 months to 31 December 2008	
1 - Acquisition	9 - Change of method - Full consolidation to proportionate method
2 - Entity newly incorporated or passing qualifying threshold	10 - Change of method - Equity method to proportionate method
3 - Disposal	11 - Reconsolidation
4 - Deconsolidation	12 - Entities consolidated using a simplified equity method non-material -
5 - Merger between consolidated entities	13 - Business transfers due to the creation of Italian retail banking segment
6 - Change of method - Proportionate method to full consolidation	14 - Entities excluded from prudential scope of consolidation
7 - Change of method - Full consolidation to equity method	15 - Entites consolidated under the equity method for prudential purpose
8 - Change of method - Equity method to full consolidation	



Name	Country	(A)	(B)	(C)	(D)	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
Torvbyen Drift AS	Norway				1	Full	38.00%	11.32%
Torvbyen Senter AS	Norway				1	Full	100.00%	29.79%
Torvbyen Utvikling AS	Norway				1	Full	100.00%	29.79%
Torvhjornet Lillestrom ANS	Norway				1	Full	100.00%	29.79%
Vastra Torp Mark AB	Sweden				1	Full	100.00%	29.79%
Vintebro Senter DA	Norway				1	Full	100.00%	29.79%
Vinterbro Eiendomsdrift AS	Norway				1	Full	100.00%	29.79%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2007
(B) Movements for 6 months to 31 December 2007
(C) Movements for 6 months to 30 June 2008
(D) Movements for 6 months to 31 December 2008

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - Disposal
4 - Deconsolidation
5 - Merger between consolidated entities
6 - Change of method - Proportionate method to full consolidation
7 - Change of method - Full consolidation to equity method
8 - Change of method - Equity method to full consolidation
9 - Change of method - Full consolidation to proportionate method
10 - Change of method - Equity method to proportionate method
11 - Reconsolidation
12 - Entities consolidated using a simplified equity method non-material -
13 - Business transfers due to the creation of Italian retail banking segment
14 - Entities excluded from prudential scope of consolidation
15 - Entites consolidated under the equity method for prudential purpose

8.c BUSINESS COMBINATIONS

- Business combinations in the year ended 31 December 2008

Acquired subsidiaries	Segment	Country	Acquired percentage	In millions of euros						
				Acquisition price	Goodwill (1)	Net cash inflow	Balance sheet key figure at the acquisition date (2)			
							Assets		Liabilities	
SREI Equipment Finance Private Limited										
	IRS	India	50%	136	69	(113)	Loans to customers	483	Amounts due to credit institutions	423
									Debt securities	85
Banco BGN										
	IRS	Brazil	100%	318	240	(75)	Loans to customers	617	Amounts due to credit institutions	338
									Customers demand accounts	250
Groupe Steen & Strøm										
	Other activities	Norway, Sweden and Denmark	56.1%	628	-	(578)	Investment property	2,849	Amounts due to credit institutions	1,478
Bank of America's prime brokerage business										
	CIB	United States	100%	455	176	480	Financial assets at fair value through profit or loss	28,973	Financial assets at fair value through profit or loss	12,537
							Loans to customers	6,005	Amounts due to credit institutions	2,551
									Customers demand accounts	19,142

(1) In euro equivalent value at the year-end.
(2) Provisional data in market value or equivalent.

- SREI Equipment Finance Private Limited (IRS)

In April 2008, BNP Paribas Lease Group, a subsidiary of BNP Paribas, acquired 50% of the capital of Indian infrastructure financing company SREI Equipment Finance Private Limited, which was proportionately consolidated in the second half of 2008. Its contribution to the BNP Paribas Group's net income was not material in 2008.

- Banco BGN

In October 2008, BNP Paribas SA acquired 100% of Banco BGN, a leading supplier of consumer credit in Brazil with some one hundred branches plus approximately one thousand banking correspondents throughout the country, and a portfolio of 600,000 customers.

Banco BGN was consolidated as of its acquisition date. Its contribution to the BNP Paribas Group's net income was not material in 2008.

- Steen & Strøm Group

In October 2008, Klépierre, a subsidiary of BNP Paribas, acquired 56.1% of the Steen & Strøm Group, Scandinavia's leading integrated shopping centre investor. The Steen & Strøm Group comprises 120 companies, including 77 in Norway, 27 in Sweden and 16 in Denmark.

The Steen & Strøm Group was consolidated as of its acquisition date (111 entities fully consolidated and 9 proportionately consolidated). The excess of cost over the book value of the underlying assets acquired was allocated in full to fair value adjustments to property assets. The Steen & Strøm Group's contribution to the BNP Paribas Group's net income was not material in 2008.

- Bank of America's prime brokerage business

In September 2008, BNP Paribas SA acquired the Bank of America's prime brokerage business, which provides a broad range of services to hedge funds, including secured financing, settlement/delivery and custody of securities, stock lending, investor presentations and customised information technology solutions.

These activities are primarily housed within two subsidiaries, BNP Paribas Prime Brokerage Inc and BNP Paribas Prime Brokerage International Ltd, which were consolidated as of their acquisition date. Their contribution to the BNP Paribas Group's net income was not material in 2008.

- Business combinations in the year ended 31 December 2007

Acquired subsidiaries	Segment	Country	Acquired percentage	Acquisition price	Goodwill (1)	Net cash inflow	Balance sheet key figure at the acquisition date (2) – Assets		Liabilities	
				In millions of euros						
Sahara Bank LSC										
	IRBFS	Libya	19%	146	106	(146)	Loans to customers and loans due from credit institutions and amounts due from central banks	3,255 (3)	Customers demand accounts	2,525 (3)
BNP Paribas Personal Finance AED (ex JetFinance International)										
	IRBFS	Bulgaria	100%	172	172	(172)	Loans to customers	73	Bond issues	79
Banque Privée Anjou										
	AMS and French Retail Banking	France	100%	183	68	(78)	Loans due from credit institutions	124	Amounts due to credit institutions	38
							and loans to customers	273	and customers demand accounts	277
RBS International Securities Services Limited										
	AMS	United Kingdom	100%	174	124	(174)	Loans due from credit institutions	2,580	Customers demand accounts	2,811
Exelbank										
	AMS	Spain	100%	65	39	(65)	Loans due from credit institutions	413	Customers demand accounts	391

(1) In euro equivalent value at the year-end 31 december 2007
(2) Provisional data in market value or equivalent.
(3) At historical cost.

- Sahara Bank LSC

In September 2007, BNP Paribas SA acquired 19% of the capital of Sahara Bank, a full-service bank with 1,500 employees and a market share of 17% in loans and 22% in deposits in Libya. This subsidiary has been consolidated since the fourth quarter of 2007. Sahara Bank's contribution to BNP Paribas' net income was not material in 2007.

The main shareholder of Sahara Bank LSC, the Social and Economic Development Fund, transferred operational control of the bank to BNP Paribas at the date BNP Paribas acquired its 19% interest. Under the shareholders' agreement between the Social and Economic Development Fund and BNP Paribas, the Group may appoint the majority of the members of the Board of Directors, thereby granting it control over the management of Sahara Bank. BNP Paribas also has a call option exercisable after three to five years on 32% of Sahara Bank's capital. If exercised, BNP Paribas would own a majority stake of 51%.

Sahara Bank LSC was accounted for by the equity method in the BNP Paribas Group's 2007 consolidated financial statements and has been fully consolidated since 1 January 2008.

- BNP Paribas Personal Finance AED (formerly JetFinance International)

In November 2007, Cetelem S.A. acquired all of the shares of BNP Paribas Personal Finance AED, the leading supplier of consumer credit in Bulgaria, with a network of 3,600 outlets and a portfolio of 500,000 customers.

This subsidiary has been consolidated since the acquisition date. Its contribution to the BNP Paribas Group's net income was not material in 2007.

BNP Paribas Personal Finance AED was accounted for by the equity method in the Group's 2007 consolidated financial statements and has been fully consolidated since 1 January 2008.

- Banque Privée Anjou

In May 2007, BNP Paribas SA acquired the entire capital of Dexia Banque Privée France, subsequently renamed Banque Privée Anjou. Banque Privée Anjou manages over EUR 2.2 billion in assets, mainly for individual clients and not-for-profit organisations.

This subsidiary has been consolidated since the acquisition date. The contribution of Banque Privée Anjou to the BNP Paribas Group's net income was not material in 2007.

As Banque Privée Anjou transferred all of its assets and liabilities to BNP Paribas SA on 28 December 2007, from that date it was no longer recognised as a consolidated subsidiary of BNP Paribas.

- RBS International Securities Services Limited

In June 2007, BNP Paribas acquired the entire capital of RBS International Securities Services Limited. RBS International Securities Services Limited offers global custody, fund administration and corporate trustee services to fund managers and private asset managers in the offshore markets of Jersey, Guernsey and the Isle of Man. It has over EUR 44 billion of assets in custody and EUR 9 billion in assets under administration.

RBS International Security Services was consolidated in the second half of 2007. Its contribution to the BNP Paribas Group's net income was not material in 2007.

- Exelbank

In June 2007, BNP Paribas Securities Services, a subsidiary of BNP Paribas, acquired the entire capital of Exelbank. This Spanish bank offers settlement-delivery, custody and depositary services and private banking outsourcing services.

This subsidiary has been consolidated since the second half of 2007. Exelbank's contribution to the BNP Paribas Group's net income was not material in 2007.

Exelbank merged with the Spanish branch of BNP Paribas Securities Services in October 2007, the retrospective value date with regard to its acquisition by the BNP Paribas Group.

8.d REMUNERATION AND BENEFITS AWARDED TO THE GROUP'S CORPORATE OFFICERS

- Remuneration and benefits policy relating to the Group's corporate officers

- Remuneration paid to the Group's corporate officers [6]

The remuneration paid to the Group's corporate officers is determined by the method recommended by the Compensation Committee and approved by the Board of Directors.

This remuneration comprises both a fixed and a variable component, the levels of which are determined using market benchmarks established by firms specialised in surveys of executive remuneration in the European banking sector.

The variable component is determined by reference to a basic bonus which is calculated as a proportion of the officer's fixed remuneration and varies in line with Group performance criteria as well as the attainment of personal objectives.

Group performance criteria account for 70% of the basic bonus and are used to calculate the corresponding portion of the variable remuneration based on the change in the relevant indicators.

- Chairman and Chief Executive Officer
  - Change in earnings per share (35% of basic bonus);
  - Achievement of budgeted Group gross operating income (35% of basic bonus).
- Chief Operating Officers
  - Change in earnings per share (17.5% of basic bonus);
  - Achievement of budgeted Group gross operating income (17.5% of basic bonus);
  - Change in net income before tax of businesses for which they are responsible (17.5% of basic bonus);
  - Achievement of budgeted gross operating income of businesses for which they are responsible (17.5% of basic bonus).

Personal objective-based criteria concern managerial performance as assessed by the Board of Directors. The Board's assessment is made in view of the foresight, decision-making and leadership skills shown by the officer in implementing the Group's strategy and preparing its future. These criteria are clearly defined and account for 30% of the basic bonus.

The variable component of corporate officers' remuneration is capped at a level set in proportion to the basic remuneration, and since 2005 has been paid in full during the following year.

The Chairman of the Board of Directors, the Chief Executive Officer and the Chief Operating Officers do not receive any remuneration from Group companies except BNP Paribas SA.

[6] AFEP-MEDEF corporate governance code (point 20-2)

- Post-employment benefits

Termination benefits [7]

Corporate officers are not entitled to any contractual compensation on termination of office.

Retirement bonuses

Michel Pébereau is not entitled to a retirement bonus. Baudouin Prot (Chief Executive Officer), Georges Chodron de Courcel and Jean-Laurent Bonnafé (Chief Operating Officers) are entitled under their employment contracts [8] to the standard retirement bonus benefits awarded to all BNP Paribas employees. Under this standard scheme, employees receive a bonus on retirement from the Group of up to 11.66 months' basic salary depending on their initial contractual position and length of service at their retirement date. The bonus is capped at EUR 14,112.

Pension plans [9]

- The defined benefit plans previously granted to executive managers of the Group who were formerly employed by BNP, Paribas or Compagnie Bancaire have all been converted into top-up type plans. The amounts allocated to the beneficiaries were fixed when the previous schemes were closed to new entrants.

  A similar procedure was applied to Michel Pébereau (Chairman of the Board of Directors), Baudouin Prot (Chief Executive Officer) and Georges Chodron de Courcel (Chief Operating Officer). Pursuant to articles L. 137.11 and R. 137.16 of the French Social Security Code, these three corporate officers now belong to a contingent collective top-up pension plan. Under this plan, their pensions will be calculated (subject to their still being part of the Group on retirement) on the basis of the fixed and variable remuneration received in 1999 and 2000, with no possibility of acquiring any subsequent rights.

  The amount of retirement benefits, including the pensions paid out by the general French Social Security scheme and the ARRCO and AGIRC top-up schemes, plus any additional banking industry pension arising from the industry-wide agreement that took effect on 1 January 1994 and pension rights acquired as a result of payments by the employer into top-up funded schemes, is capped at 50% of the above-mentioned remuneration amounts.

  These retirement benefits will be revalued from 1 January 2002 until their actual payment date, based on the average annual rate of increase in pension benefits paid by the French Social Security, ARRCO and AGIRC schemes. The increase in potential pension rights for 2008 will be limited to the effects of this revaluation. On payment of the benefits, the top-up pensions will be equal to the differential between these revalued amounts and the pension benefits provided by the above-mentioned general and top-up schemes. Once the amount of these top-up benefits has been finally determined, the benefit will then be indexed to the growth rate in the benefit value per point under the AGIRC scheme.

  These obligations were covered by provisions recorded by BNP or Paribas as appropriate. The amount of these provisions was adjusted when the legacy plans were closed and the obligations transferred to an external insurance company.

- The Chairman of the Board of Directors, the Chief Executive Officer and the Chief Operating Officers belong to the defined-contribution pension plan set up for all BNP Paribas SA employees, in accordance with article 83 of the French General Tax Code.

[7] AFEP-MEDEF corporate governance code (point 20-2-4)
[8] Baudouin Prot's employment contract: see Chairman's report on corporate governance
[9] AFEP-MEDEF corporate governance code (point 20-2-5)

Welfare benefit plans

- The Chairman of the Board of Directors, the Chief Executive Officer and the Chief Operating Officers are entitled to the same flexible welfare benefits (death and disability cover) as all BNP Paribas SA employees.
- They are also entitled to the same benefits under the Garantie Vie Professionnelle Accidents death/disability cover plan as all BNP Paribas SA employees, and to the supplementary plan set up for members of the Group Executive Committee, which pays out additional capital of EUR 1.08 million in the event of work-related death or total and permanent disability.
- If Baudouin Prot or Georges Chodron de Courcel die before the age of 60, their heirs will receive compensation under an insurance policy. The premium applicable under this policy is paid by the Group and treated in accordance with the social security rules applicable to employers' contributions to top-up welfare schemes in France.

- Remuneration due in respect of 2008, and remuneration paid in 2008

Michel Pébereau, Baudouin Prot and Georges Chodron de Courcel have decided to waive their rights to any variable compensation in respect of 2008. The Board of Directors has approved these decisions. The amounts in question, determined on an indicative basis in line with the remuneration policy for corporate officers described above, would have amounted to EUR 471,843 for Michel Pébereau, EUR 1,255,104 for Baudouin Prot and EUR 908,390 for Georges Chodron de Courcel. These amounts have been calculated by applying the rate of change in the indicators used, for each corporate officer, to calculate the portion of variable remuneration related to Group performance criteria to the portion related to the attainment of personal objectives.

The variable remuneration due to Jean-Laurent Bonnafé in respect of 2008 has been determined in line with the policy applicable to members of the Executive Committee for the period from 1 January 2008 to 31 August 2008. During this period, Jean-Laurent Bonnafé was responsible for French Retail Banking and BNL banca commerciale in Italy. Jean-Laurent Bonnafé has waived his rights to any variable remuneration in respect of the period from 1 September 2008, when he was appointed Chief Operating Officer, to 31 December 2008. The amount in question, determined on the same indicative basis as for Michel Pébereau, Baudouin Prot and Georges Chodron de Courcel, would have amounted to EUR 223,933.

The Board of Directors took due note of these amounts, which were presented by the Compensation Committee. It stressed that the portion of variable remuneration related to personal objectives as calculated above should not be considered as reflecting the Board's judgment on the corporate officers' managerial performance in the climate of crisis that swept through 2008.

The tables below show gross remuneration paid to the Group's corporate officers in 2008, including benefits in kind and directors' fees payable for 2008. The variable remuneration paid in 2008 relates to 2007.

Remuneration paid in 2008	Remuneration			Directors' fees (3)	Benefits in kind (4)	TOTAL Remuneration (5)
In euros	Fixed (1)	Variable (2)	Deferred			
Michel PEBEREAU Chairman of the Board of Directors						
2008	700,000	875,000	109,200	29,728	1,671	1,715,599
(2007)	*(700,000)*	*(1,051,070)*	*(247,940)*	*(29,728)*	*(2,490)*	*(2,031,228)*
Baudouin PROT Chief Executive Officer						
2008	945,833	2,158,918	159,200	118,907	5,064	3,387,922
(2007)	*(900,000)*	*(2,233,999)*	*(277,830)*	*(143,418)*	*(5,362)*	*(3,560,609)*
Georges CHODRON de COURCEL Chief Operating Officer						
2008	595,833	1,623,002	124,000	117,628	4,370	2,464,833
(2007)	*(545,833)*	*(1,519,045)*	*(249,030)*	*(149,117)*	*(4,271)*	*(2,467,296)*
Jean-Laurent BONNAFE Chief Operating Officer (period from 1st September to 31 December 2008)						
2008	166,667	-	-	18,958	1,445	187,070
(2007)	-	-	-	-	-	-
Jean CLAMON Chief Operating Officer (period from 1st January to 31 August 2008)						
2008	306,667	529,862	44,800	32,461	3,135	916,925
(2007)	*(460,000)*	*(704,122)*	*(89,030)*	*(172,393)*	*(4,703)*	*(1,430,248)*
					Total remuneration payable to the Group's corporate officers for 2008	8,672,349
					(for 2007)	*(9,489,381)*

(1) Corresponding to the transfer of the final third of the 2004 deferred bonus in cash.

(2) Baudoin Prot's variable remuneration in respect of 2007 paid in 2008 was reduced by EUR 113,690, corresponding to directors' fees received in 2007.

(3) Georges Chodron de Courcel's variable remuneration in respect of 2007 paid in 2008, was reduced by EUR 149,117 corresponding to directors' fees received in 2007.

(4) Jean Clamon's variable remuneration in respect of 2007 paid in 2008, was reduced by EUR 172,393, corresponding to directors' fees received in 2007.

(5) The average payroll tax rate on this remuneration was 39.4% in 2008 (31.6% in 2007).

The tables below show gross remuneration paid to the Group's corporate officers in 2008, including benefits in kind and directors' fees payable for 2008. The variable remuneration paid in 2008 relates to 2007.

Remuneration paid in 2008	Remuneration			Directors' fees (3)	Benefits in kind (4)	TOTAL
In euros	Fixed (1)	Variable (2)	Deferred			Remuneration (5)
Michel PEBEREAU Chairman of the Board of Directors						
2008	700,000	875,000	109,200	29,728	1,671	1,715,599
(2007)	*(700,000)*	*(1,051,070)*	*(247,940)*	*(29,728)*	*(2,490)*	*(2,031,228)*
Baudouin PROT Chief Executive Officer						
2008	945,833	2,158,918	159,200	118,907	5,064	3,387,922
(2007)	*(900,000)*	*(2,233,999)*	*(277,830)*	*(143,418)*	*(5,362)*	*(3,560,609)*
Georges CHODRON de COURCEL Chief Operating Officer						
2008	595,833	1,623,002	124,000	117,628	4,370	2,464,833
(2007)	*(545,833)*	*(1,519,045)*	*(249,030)*	*(149,117)*	*(4,271)*	*(2,467,296)*
Jean-Laurent BONNAFE Chief Operating Officer (period from 1st September to 31 December 2008)						
2008	166,667	-	-	18,958	1,445	187,070
(2007)	-	-	-	-	-	-
Jean CLAMON Chief Operating Officer (period from 1st January to 31 August 2008)						
2008	306,667	529,862	44,800	32,461	3,135	916,925
(2007)	*(460,000)*	*(704,122)*	*(89,030)*	*(172,393)*	*(4,703)*	*(1,430,248)*
Total remuneration payable to the Group's corporate officers for 2008						8,672,349
(for 2007)						*(9,489,381)*

(1) Corresponding to the transfer of the final third of the 2004 deferred bonus in cash.

(2) Baudoin Prot's variable remuneration in respect of 2007 paid in 2008 was reduced by EUR 113,690, corresponding to directors' fees received in 2007.

(3) Georges Chodron de Courcel's variable remuneration in respect of 2007 paid in 2008, was reduced by EUR 149,117 corresponding to directors' fees received in 2007.

(4) Jean Clamon's variable remuneration in respect of 2007 paid in 2008, was reduced by EUR 172,393, corresponding to directors' fees received in 2007.

(5) The average payroll tax rate on this remuneration was 39.4% in 2008 (31.6% in 2007).

- Benefits awarded to the Group's corporate officers

Benefits awarded to the Group's corporate officers	2008	2007
Post-employment benefits		
Retirement bonuses		
Present value of the benefit obligation	470,347 €	524,901 €
Contingent collective defined-benefit top-up pension plan		
Total present value of the benefit obligation	28,6 M€	30,5 M€
Defined contribution pension plan		
Contributions paid by the company during the year	1,464 €	1,416 €
Welfare benefits		
Flexible personal risk plan		
Premiums paid by the company during the year	10,662 €	10,312 €
Garantie Vie Professionnelle Accidents death/disability cover plan		
Premiums paid by the company during the year	9,376 €	9,365 €
Supplementary personal risk plan		
Premiums paid by the company during the year	209,761 €	229,924 €

- Stock subscription option plans

- Policy[10]

Under the authorisations granted by Shareholders' General Meetings, BNP Paribas has set up a Global Share-based Incentive Plan, which combines stock options with share awards. The policy for granting options and share awards to all beneficiaries is described in Note 7 on salaries and employee benefits (share-based payment). The provisions of the plan relating to stock options were approved by the Board of Directors and apply in full to the corporate officers.

Corporate officers are not entitled to share awards.

In principle, the Board of Directors grants stock options to the Group's corporate officers on an annual basis. The options do not carry a discount.

Stock options are granted to corporate officers as a long-term incentive, in accordance with shareholders' interests. The number of options granted to corporate officers is determined by the Board of Directors using market benchmarks established by firms specialised in surveys of executive remuneration in the European banking sector.

The corporate officers are not allowed to hedge their risk.

The plans are subject to vesting conditions under which a portion (30%) of the options granted in 2008 over and above a minimum threshold of 3,000 options is conditional upon the performance of the BNP Paribas share relative to the Dow Jones Euro Stoxx Bank index. This relative performance is measured at the end of the second, third and fourth years of the compulsory holding period. Depending on the results of this measurement, the exercise price of the portion of the options subject to this performance-related condition may be increased by 5%, 10% or 20%, or their exercise may be deemed null and void.

At a meeting held after the publication of the AFEP-MEDEF's recommendations on 6 October 2008, the Board of Directors expressed its intention to apply all the recommendations on stock options as of the next plan and, in this respect, to apply performance conditions to all the stock options granted to corporate officers.

[10] AFEP-MEDEF corporate governance code (point 20-2)

- Options granted and exercised in 2008

Stock subscription options granted to and/or exercised by the Group's corporate officers	Number of options granted/exercised	Exercise price (in euros)	Grant date	Plan expiry date	Individual allocation valuation		Individual allocation as a % of share capital
					in euros (1)	as a % of the recognised expense (2)	
OPTIONS GRANTED IN 2008							
Michel PEBEREAU	50,000	66.10	18/04/2008	15/04/2016	836,450	0.745%	0.005%
Baudouin PROT	170,000	66.10	18/04/2008	15/04/2016	2,843,930	2.534%	0.019%
Georges CHODRON de COURCEL	100,000	66.10	18/04/2008	15/04/2016	1,672,900	1.491%	0.011%
Jean CLAMON	60,000	66.10	18/04/2008	15/04/2016	1,003,740	0.894%	0.007%
Aggregate					6,357,020	5.664%	0.042%
OPTIONS EXERCISED IN 2008							
Michel PEBEREAU	61,072	36.95	13/05/1998	13/05/2008			
Baudouin PROT	30,626	36.95	13/05/1998	13/05/2008			
Georges CHODRON de COURCEL	4,000	36.78	21/03/2003	20/03/2013			
OPTIONS GRANTED IN 2007							
Michel PEBEREAU	50,000	82.70	08/03/2007	06/03/2015	703,450	0.600%	0.005%
Baudouin PROT	170,000	82.70	08/03/2007	06/03/2015	2,403,420	2.100%	0.018%
Georges CHODRON de COURCEL	90,000	82.70	08/03/2007	06/03/2015	1,266,210	1.100%	0.010%
Jean CLAMON	65,000	82.70	08/03/2007	06/03/2015	914,485	0.800%	0.007%
Aggregate					5,287,565	4.600%	0.040%
OPTIONS EXERCISED IN 2007							
Michel PEBEREAU	60,000	36.95	13/05/1998	13/05/2008			
Baudouin PROT	40,000	36.95	13/05/1998	13/05/2008			
Baudouin PROT	36,000	18.29	22/05/1997	22/05/2007			
Baudouin PROT	14,438	18.29	22/05/1997	22/05/2007			
Georges CHODRON de COURCEL	56,000	36.78	21/03/2003	20/03/2013			
Georges CHODRON de COURCEL	8,069	38.62	21/03/2003	20/03/2013			
Georges CHODRON de COURCEL	8,069	38.62	21/03/2003	20/03/2013			
Jean CLAMON	1,266	48.57	15/05/2001	14/05/2011			
Jean CLAMON	15,000	48.57	15/05/2001	14/05/2001			

(1) The stock options granted in 2008 which were not subject to performance conditions have been valued for accounting purposes at EUR 17.32 each (EUR 14.57 in 2007).
The stock options granted in 2008 which were subject to performance conditions have been valued for accounting purposes at EUR 15.35 each (EUR 12.90 in 2007)

(2) Percentage of the expense recognised for the Global Share-based Incentive Plan, which combines stock options with share awards.

Summary of remuneration and stock options paid to individual corporate officers

		2008	2007
Michel PEBEREAU Chairman of the Board of Directors			
Remuneration for the year		731,399	1,607,218
Value of stock options granted during the year		836,450	703,450
	TOTAL	1,567,849	2,310,668
Baudouin PROT Chief Executive Officer			
Remuneration for the year		1,069,804	3,320,248
Value of stock options granted during the year		2,843,930	2,403,420
	TOTAL	3,913,734	5,723,668
Jean-Laurent BONNAFE Chief Operating Officer (period from 1st September to 31 December 2008)			
Remuneration for the year		187,070	-
Value of stock options granted during the year		N/A	-
	TOTAL	187,070	N/A
Georges CHODRON de COURCEL Chief Operating Officer			
Remuneration for the year		717,831	2,470,201
Value of stock options granted during the year		1,672,900	1,266,210
	TOTAL	2,390,731	3,736,411
Jean CLAMON Chief Operating Officer (period from 1st January to 31 August 2008)			
Remuneration for the year		342,263	1,306,648
Value of stock options granted during the year		1,003,740	914,485
	TOTAL	1,346,003	2,221,133

The table below shows the number of outstanding options held by the Group's corporate officers at 31 December 2008.

Originating company	BNP	BNP	BNP Paribas	BNP Paribas	BNP Paribas	BNP Paribas	BNP Paribas
Date of grant	22/12/1999	15/05/2001	21/03/2003	25/03/2005	05/04/2006	08/03/2007	18/04/2008
Michel PEBEREAU	221,917	221,948	226,959	100,880	100,000	50,000	50,000
Baudouin PROT	131,133	141,240	196,697	151,319	180,000	170,000	170,000
Georges CHODRON de COURCEL	-	-	4,559	60,529	90,000	90,000	100,000
Jean-Laurent BONNAFE	-	-	-	40,353	50,000	60,000	60,000
Number of options outstanding at end-2008	353,050	363,188	428,215	353,081	420,000	370,000	380,000

- Compulsory share ownership – Holding period for shares received on exercise of stock options

As from 1 January 2008, Michel Pébereau, Baudouin Prot and Georges Chodron de Courcel are required to own a minimum number of shares for the duration of their term of office, calculated based on both the opening BNP Paribas share price and their fixed remuneration at 2 January 2007. The number of shares held must be equal to 7 years' fixed salary for Michel Pébereau (58,700 shares) and Baudouin Prot (80,000 shares). This obligation must be complied with by 13 February 2010 at the latest.

The Board has set a compulsory share holding of 30,000 shares for Jean-Laurent Bonnafé, which is identical to the amount set for Georges Chodron de Courcel, the other Chief Operating Officer. Jean-Laurent Bonnafé must comply with this obligation no later than five years after the date of his appointment as corporate officer, i.e. 1 September 2013.

The Chairman of the Board of Directors, Chief Executive Officer and Chief Operating Officers are also required to hold a quantity of shares issued following the exercise of stock options for the duration of their term of office. This holding requirement represents 50% of the net gain realised on the purchase of shares under options granted as from 1 January 2007 for Michel Pébereau, Baudouin Prot and Georges Chodron de Courcel and as from 1 September 2008 for Jean-Laurent Bonnafé. It will be considered as satisfied once the threshold defined for compulsory share ownership has been reached based on shares resulting from the exercise of options as of said dates.

- Remuneration and benefits awarded to employee-elected directors

Total remuneration paid in 2008 to employee-elected directors -- calculated based on their actual attendance – amounted to EUR 98,864 in 2008 (EUR 81,045 in 2007), excluding directors' fees. The total amount of directors' fees paid in 2008 to employee-elected directors was EUR 68,275 (EUR 69,103 in 2007). These sums were paid directly to the trade union bodies of the directors concerned.

Employee-elected directors are entitled to the same death/disability cover and the same Garantie Vie Professionnelle Accidents benefits as all BNP Paribas SA employees. The total amount of premiums paid into these schemes by BNP Paribas in 2008 on behalf of the employee-elected directors was EUR 1,041 (EUR 1,026 in 2007).

The employee-elected directors belong to the defined-contribution plan set up for all BNP Paribas SA employees, in accordance with article 83 of the French General Tax Code. The total amount of contributions paid into this plan by BNP Paribas in 2008 on behalf of the employee-elected directors was EUR 660 (EUR 649 in 2007). Employee-elected directors are also entitled to top-up banking industry pensions under the industry-wide agreement that took effect on 1 January 1994.

- Loans, advances and guarantees granted to the Group's corporate officers

At 31 December 2008, total outstanding loans granted directly or indirectly to the Group's corporate officers amounted to EUR 7,337,398 (EUR 6,340,882 at 31 December 2007).

8.e RELATED PARTIES

Other related parties of the BNP Paribas Group comprise consolidated companies (including entities consolidated under the equity method) and entities managing post-employment benefit plans offered to Group employees (except for multi-employer and multi-industry schemes).

Transactions between the BNP Paribas Group and related parties are carried out on an arm's length basis.

RELATIONS BETWEEN CONSOLIDATED COMPANIES

A list of companies consolidated by BNP Paribas is provided in Note 8.b "Scope of consolidation". As transactions and period-end balances between fully-consolidated entities are eliminated in full on consolidation, the tables below only show figures relating to transactions and balances with (i) companies over which BNP Paribas exercises joint control (accounted for by the proportionate consolidation method), showing only the proportion not eliminated on consolidation, and (ii) companies over which BNP Paribas exercises significant influence (accounted for by the equity method).

- Related-party balance sheet items:

In millions of euros	31 December 2008		31 December 2007	
	Consolidated entities under the proportionate method	Consolidated entities under the equity method	Consolidated entities under the proportionate method	Consolidated entities under the equity method
ASSETS				
Loans, advances and securities				
Demand accounts	49	13	12	-
Loans	9,509	1,440	7,132	1,268
Securities	127	-	54	-
Finance leases	-	29	-	-
Other assets	**9**	**17**	**8**	**13**
Total	**9,694**	**1,499**	**7,206**	**1,281**
LIABILITIES				
Deposits				
Demand accounts	21	216	44	412
Other borrowings	55	326	12	217
Debt securities	**36**	**29**	**8**	**293**
Other liabilities	**5**	**39**	**30**	**77**
Total	**117**	**610**	**94**	**999**
FINANCING COMMITMENTS AND GUARANTEE COMMITMENTS				
Financing commitments given	**126**	-	**84**	**3**
Guarantee commitments given	**2**	-	**12**	**1**
Total	**128**	-	**96**	**4**

Within the scope of its International Retail Banking and Financial Services business, the Group also carries out trading transactions with related parties involving derivatives (swaps, options and forwards) and financial instruments (equities, bonds etc.). These transactions are carried out on an arm's length basis.

- Related-party profit and loss items:

In millions of euros	Year to 31 Dec 2008		Year to 31 Dec 2007	
	Consolidated entities under the proportionate method	Consolidated entities under the equity method	Consolidated entities under the proportionate method	Consolidated entities under the equity method
Interest income	413	95	236	40
Interest expense	(9)	(11)	(2)	(24)
Commission income	18	74	22	21
Commission expense	(66)	(18)	(6)	(53)
Services provided	6	48	2	117
Services received	-	(320)	-	(308)
Lease income	1	1	2	-
Total	363	(131)	254	(207)

ENTITIES MANAGING POST-EMPLOYMENT BENEFIT PLANS OFFERED TO GROUP EMPLOYEES

The main post-employment benefits of the BNP Paribas Group are retirement bonus plans, and top-up defined-benefit and defined-contribution pension plans.

In France, some of these benefits are paid by the BNP and Paribas pension funds (Caisses de retraite) and the BNP welfare benefit fund (Caisse de Prévoyance).

The entire obligations of these three institutions have either been transferred to a non-Group insurance company or assumed in full by BNP Paribas SA. The BNP pension fund was liquidated in the first half of 2007 and the BNP welfare benefit fund in the second half of 2008.

In other countries, post-employment benefit plans are generally managed by independent fund managers or independent insurance companies, and occasionally by Group companies (in particular BNP Paribas Asset Management, BNP Paribas Assurance, Bank of the West and First Hawaiian Bank). In Switzerland, a dedicated foundation manages benefit plans for BNP Paribas Switzerland's employees.

At 31 December 2008, the value of plan assets managed by Group companies was EUR 827 million (EUR 991 million at 31 December 2007). Amounts received relating to services provided by Group companies in the year to 31 December 2008 totalled EUR 696 thousand, and mainly comprised management and custody fees (2007: EUR 1.1 million).

8.f BALANCE SHEET BY MATURITY

The table below gives a breakdown of the balance sheet by contractual maturity. The maturities of financial assets and liabilities measured at fair value through profit or loss within the trading portfolio are regarded as "undetermined" insofar as these instruments are intended to be sold or redeemed before their contractual maturity dates. The maturities of variable-income financial assets classified as available for sale, derivative hedging instruments, remeasurement adjustments on interest-rate risk hedged portfolios and undated subordinated debt are also deemed to be "undetermined". Since the majority of technical reserves of insurance companies are considered as demand deposits, they are not presented in this table.

In millions of euros, at 31 December 2008	Not determined	Overnight or demand	Up to 1 month (excl. overnight)	1 to 3 months	3 months to 1 year	1 to 5 years	More than 5 years	TOTAL
Cash and amounts due from central banks and post office banks		39,219						39,219
Financial assets at fair value through profit or loss	1,192,271							1,192,271
Derivatives used for hedging purposes	4,555							4,555
Available-for-sale financial assets	16,714		3,033	6,935	18,233	22,280	63,530	130,725
Loans and receivables due from credit institutions	40	22,455	12,314	15,010	5,554	6,500	7,280	69,153
Loans and receivables due from customers		41,844	41,834	40,495	58,571	128,952	182,705	494,401
Remeasurement adjustment on interest-rate risk hedged portf	2,541							2,541
Held-to-maturity financial assets			5	322	21	3,239	10,489	14,076
Financial assets by maturity	**1,216,121**	**103,518**	**57,186**	**62,762**	**82,379**	**160,971**	**264,004**	**1,946,941**
Due to central banks and post office banks		1,047						1,047
Financial liabilities at fair value through profit or loss	1,000,809		567	1,528	7,693	28,562	15,643	1,054,802
Derivatives used for hedging purposes	6,172							6,172
Due to credit institutions		19,365	78,749	33,945	25,076	15,376	13,676	186,187
Due to customers		233,319	107,234	39,856	15,604	9,856	8,086	413,955
Debt securities			44,984	47,558	23,201	30,628	11,137	157,508
Subordinated debt	1,096		2	542	410	3,749	12,524	18,323
Remeasurement adjustment on interest-rate risk hedged portf	282							282
Financial liabilities by maturity	**1,008,359**	**253,731**	**231,536**	**123,429**	**71,984**	**88,171**	**61,066**	**1,838,276**

In millions of euros, at 31 December 2007	Not determined	Overnight or demand	Up to 1 month (excl. overnight)	1 to 3 months	3 months to 1 year	1 to 5 years	More than 5 years	TOTAL
Cash and amounts due from central banks and post office banks		18,542						18,542
Financial assets at fair value through profit or loss	931,706							931,706
Derivatives used for hedging purposes	2,154							2,154
Available-for-sale financial assets	21,869		2,971	5,034	9,611	21,558	51,551	112,594
Loans and receivables due from credit institutions		20,636	16,222	12,656	5,323	8,871	7,408	71,116
Loans and receivables due from customers		36,679	44,959	32,278	57,154	144,893	129,140	445,103
Remeasurement adjustment on interest-rate risk hedged portf	(264)							(264)
Held-to-maturity financial assets			4	513	625	1,450	12,216	14,808
Financial assets by maturity	**955,465**	**75,857**	**64,156**	**50,481**	**72,713**	**176,772**	**200,315**	**1,595,759**
Due to central banks and post office banks		1,724						1,724
Financial liabilities at fair value through profit or loss	722,099		1,704	2,718	17,399	32,295	19,910	796,125
Derivatives used for hedging purposes	1,261							1,261
Due to credit institutions		23,210	75,262	36,816	11,706	14,249	8,939	170,182
Due to customers		199,009	96,352	36,984	9,858	2,484	2,017	346,704
Debt securities			37,632	39,169	27,606	23,442	13,207	141,056
Subordinated debt	1,226		15	534	862	3,416	12,588	18,641
Remeasurement adjustment on interest-rate risk hedged portf	20							20
Financial liabilities by maturity	**724,606**	**223,943**	**210,965**	**116,221**	**67,431**	**75,886**	**56,661**	**1,475,713**

8.g FAIR VALUE OF FINANCIAL INSTRUMENTS CARRIED AT AMORTISED COST

The information supplied in this note must be used and interpreted with the greatest caution for the following reasons:

- These fair values are an estimate of the value of the relevant instruments as of 31 December 2008. They are liable to fluctuate from day to day as a result of changes in various parameters, such as interest rates and credit quality of the counterparty. In particular, they may differ significantly from the amounts actually received or paid on maturity of the instrument. In most cases, the fair value is not intended to be realised immediately, and in practice might not be realised immediately. Consequently, this fair value does not reflect the actual value of the instrument to BNP Paribas as a going concern.
- Most of these fair values are not meaningful, and hence are not taken into account in the management of the commercial banking activities which use these instruments.
- Estimating a fair value for financial instruments carried at historical cost often requires the use of modelling techniques, hypotheses and assumptions that may vary from bank to bank. This means that comparisons between the fair values of financial instruments carried at historical cost as disclosed by different banks may not be meaningful.
- The fair values shown below do not include the fair values of non-financial instruments such as property, plant and equipment, goodwill and other intangible assets such as the value attributed to demand deposit portfolios or customer relationships. Consequently, these fair values should not be regarded as the actual contribution of the instruments concerned to the overall valuation of the BNP Paribas Group.

In millions of euros	31 December 2008		31 December 2007	
	Carrying value (1)	Estimated fair value	Carrying value (1)	Estimated fair value
FINANCIAL ASSETS				
Loans and receivables due from credit institutions	69,153	68,944	71,116	70,846
Loans and receivables due from customers	494,401	484,798	445,103	441,939
Held-to-maturity financial assets	14,076	15,017	14,808	15,083
FINANCIAL LIABILITIES				
Due to credit institutions	186,187	185,481	170,182	169,919
Due to customers	413,955	414,111	346,704	346,645
Debt securities	157,508	156,871	141,056	140,495
Subordinated debt	18,323	15,874	18,641	18,100

(1) The carrying amount does not include the remeasurement of portfolios of financial instruments in fair value hedging relationships. At 31 December 2008, this is included within "Remeasurement adjustment on interest-rate risk hedged portfolios" as EUR 2,541 million under assets, and EUR 282 million under liabilities (negative EUR 264 million and positive EUR 20 million, respectively, at 31 December 2007).

The fair value of a financial instrument is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The valuation techniques and assumptions used by BNP Paribas ensure that the fair value of financial assets and liabilities is measured on a consistent basis throughout the Group. Fair value is based on prices quoted in an active market when these are available. In other cases, fair value is determined using valuation techniques such as discounting of estimated future cash flows for loans, liabilities and held-to-maturity financial assets, or specific valuation models for other financial instruments as described in note 1, "Principal accounting policies applied by the BNP Paribas Group". In the case of loans, liabilities and held-to-maturity financial assets that have an initial maturity of less than one year (including demand deposits) or are granted on floating-rate terms, fair value equates to carrying amount. The same applies to most regulated savings products.

The change in market conditions over the year revealed a widening of spreads on bank financing and investment activities from approximately 80 basis points for clients having the three highest ratings in the bank's internal rating system to approximately 1,500 basis points for clients having the lowest rating (these figures were 10 basis points and 200 basis points, respectively, in 2007). These observed changes were taken into account in the fair value estimated for financial assets. Debt securities with residual maturities of more than one year were measured assuming a widening in the Bank's spread of approximately 50 basis points, which is consistent with the change in spread taken into account in the measurement of the debt at fair value through profit and loss; in the case of subordinated debt, the widening in the Bank's spread taken into account in the valuation was approximately 230 basis points (10 basis points and 60 basis points, respectively, in 2007).

8.h CONTINGENT LIABILITIES: LEGAL PROCEEDING AND ARBITRATION

Legal action has been taken against several Algerian and international banks, including BNP Paribas El Djazair, a BNP Paribas SA subsidiary, for administrative errors in processing international trade financing applications in which the Algerian authorities did not incur any damages.

BNP Paribas El Djazair has been accused of non-compliance with foreign exchange regulations in seven cases before Algerian courts. BNP Paribas El Djazair was ordered by a lower court to pay fines of approximately EUR 200 million. Three of these cases were subsequently overturned on appeal, including the case involving the most significant amount (EUR 150 million). Two other appeals rulings have upheld fines totalling EUR 50 million.

All of these rulings have been appealed, and execution has been suspended pending the outcome of these appeals pursuant to Algerian law. BNP Paribas El Djazaïr will continue to vigorously defend itself before the Algerian courts with a view to obtaining recognition of its good faith towards the authorities, which suffered no actual damages.

In December 2006, the Bank was named as a defendant, along with AWB Limited (an Australian exporter of wheat) and Commodity Specialists Company (a wheat trader based in Minneapolis), in a putative class action lawsuit brought in New York. The plaintiffs attempted to assert claims on behalf of all Iraqis who resided in the three northern governorates of Iraq to recover the value of money that the Iraqi Government allegedly demanded be paid to it by entities that supplied goods to it pursuant to the United Nations Oil-for-Food Program. On October 10, 2007, the Bank filed a motion to dismiss the action on the grounds that the Court lacked jurisdiction to hear the case and the plaintiffs had failed to state a claim against the Bank. By order dated September 30, 2008, the court granted the Bank's motion and dismissed the case in its entirety, on the grounds that jurisdiction was lacking because plaintiffs lacked standing to bring suit. On October 22, 2008, the plaintiffs filed a notice of appeal. The appeal is currently pending in the United States Court of Appeals for the Second Circuit. The appeal does not state the amount of the claimed damages and leaves its determination for trial.

8.i FEES PAID TO THE STATUTORY AUDITORS

In thousand of euros	Deloitte & Associés				PricewaterhouseCoopers				Mazars				TOTAL			
	Total		%		Total		%		Total		%		Total		%	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Audit																
Statutory audits and contractual audits, including:																
- *Issuer*	3,610	4,059	33%	38%	5,395	4,243	35%	38%	1,125	1,174	13%	16%	10,130	9,476	29%	33%
- *Consolidated subsidiaries*	6,033	5,828	55%	53%	7,939	5,176	51%	46%	7,102	6,064	82%	82%	21,074	17,068	60%	58%
Other reviews and services directly related to the statutory audit engagement, including:																
- *Issuer*	55	115	1%	1%	990	200	6%	2%	75	-	1%	-	1,120	315	3%	1%
- *Consolidated subsidiaries*	1,112	505	10%	5%	1,088	1,011	7%	9%	284	51	3%	1%	2,484	1,567	7%	5%
Sub-total	**10,810**	**10,507**	**99%**	**97%**	**15,412**	**10,630**	**99%**	**95%**	**8,586**	**7,289**	**99%**	**99%**	**34,808**	**28,426**	**99%**	**97%**
Other services provided by the networks to fully-or proportionally-consolidated subsidiaries																
Tax and legal	-	-	-	-	32	-	-	-	25	-	-	-	57	-	-	-
Others	104	309	1%	3%	132	515	1%	5%	53	46	1%	1%	289	870	1%	3%
Sub-total	**104**	**309**	**1%**	**3%**	**164**	**515**	**1%**	**5%**	**78**	**46**	**1%**	**1%**	**346**	**870**	**1%**	**3%**
TOTAL	**10,914**	**10,816**	**100%**	**100%**	**15,576**	**11,145**	**100%**	**100%**	**8,664**	**7,335**	**100%**	**100%**	**35,154**	**29,296**	**100%**	**100%**

'The audit fees paid to auditors which are not member of the network of one of the auditors certifying the consolidated financial statements and the non consolidated financial statements of BNP Paribas SA, mentioned in the table above, amount to 1,274 thousand euros for the year 2008 (1,498 thousand euros in 2007). This amount includes 315 thousand euros paid for other reviews and services directly related to the statutory audit engagement (645 thousand euros in 2007).